SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
[redacted] Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
US

06018614

Paris, 16th November 2006

SUPPL

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Reference document translated in English (French version was send previously on June 16th 2006) enclosed as exhibit 1.
2. Press release published on our website and on the newspaper "La Tribune" for the 2nd quarter 2006 revenues on August 3rd , 2006 enclosed as exhibit 2.
3. Presentation made to investors on the 2nd quarter 2006 revenues made on August 3rd , 2006 and available on the website, enclosed as exhibit 3.
4. Press release published on our website and on the newspaper "Les Echos" for the 2006 first half year results on October 2nd , 2006 enclosed as exhibit 4.
5. Presentation made to investors on the first half year 2006 results made on October 3rd, 2006 and available on our website enclosed as exhibit 5.
6. Press release published on our website and on the newspaper "La Tribune" for the 3rd quarter 2006 revenues on October 31st , 2006 enclosed as exhibit 6.
7. Presentation made to investors on the 3rd quarter revenues 2006 made on October 31st, 2006 and available on our website enclosed as exhibit 7.

If you have any questions or comments, don't hesitate to join me (phone : 33146174969), you can also join Mr Eric Albrand CFO of the group (phone : 33146174969).
I am looking forward to hearing from you.

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Laurent Dubois
Head of Investors Relations

File n° 82-5164

EXHIBIT 1

SEC MAIL RECEIVED PROCESSING
NOV 2005
WASH. D.C. 186 SEC

ALTRAN

Reference document 2005

1 Persons responsible p. 3

2 Statutory Auditors p. 4

3 Select financial information p. 5

4 Risk factors p. 6

5 Information concerning Altran p. 11

6 Information concerning the Group's activity p. 14

7 Organisational structure p. 17

8 Real estate, factories and equipment p. 17

9 Examination of financial situation and results p. 18

10 Cash and capital p. 31

11 Research and development p. 31

12 Information on trends p. 32

13 Forecasts p. 33

14 Administrative, management and supervisory bodies p. 34

15 Remuneration and benefits p. 48

16 Operation of supervisory and management structures p. 51

17 Employees p. 52

18 Main shareholders p. 54

19 Operations with related groups p. 59

20 Financial information concerning assets and liabilities, the financial situation and the results of the issuer p. 60

21 Supplementary information p. 151

22 Major contracts p. 157

23 Information from third parties, declarations by experts and declarations of interests p. 157

24 Documents available to the public p. 157

25 Information on shareholdings p. 158

Appendices p. 159

Appendix 1: Internal Control P. 159

Appendix 2: General Meeting of Shareholders of 8th June 2006 P. 167

Appendix 3: Statutory Auditors' report P. 174

ALTRAN

Reference document 2005

AMF

This reference document was submitted to the Financial Markets Authority (AMF) on 29th May 2006, pursuant to article 212-13 of the AMF's regulations. It can be used as supporting documentation for financial operations if accompanied by a prospectus note (note d'opération) stamped by the AMF.

In accordance with article 28 of (EC) regulation no. 809/2004 of the European Commission, the following information is included in this reference document:

- The activity report, the corporate accounts, the Statutory Auditors' general report, the consolidated accounts, the Statutory Auditors' report on the consolidated accounts, the Statutory Auditors' report relating to the agreements set out in article L. 226-10 of the Commercial Code and signed by Altran Technologies S.A. for the 2003 financial year as presented in pages 38 to 135 (inclusive) and page 137 of the reference document submitted to the AMF on 7th June 2004 under number R.04-106.
- The activity report, the corporate accounts, the Statutory Auditors' general report, the consolidated accounts, the Statutory Auditors' report on the consolidated accounts, the Statutory Auditors' report relating to the agreements set out in article L. 226-10 of the Commercial Code and signed by Altran Technologies S.A. for the 2004 financial year as presented in pages 36 to 150 (inclusive) of the reference document submitted to the AMF on 14th June 2005 under number R.05-091.

The reference documents above can be viewed on the AMF website (www.amf-france.org) and on the issuer's website (www.altran.com).

Non-bidding translation for information purposes only - Original in french.

DECLARATION BY PERSON RESPONSIBLE FOR REFERENCE DOCUMENT

"We declare, after having taken all reasonable measures to this effect, that the information contained in this reference document is, to our knowledge, true, with no omissions liable to alter its effect.

We have obtained, from the Statutory Auditors, a completion letter, in which they state that they have, in line with professional standards and regulations applicable in France, verified the information relating to the financial situation of the Company and the accounts given in this reference document. They also state that they have read the reference document in its entirety.

Without qualifying the opinion expressed on the accounts, the Auditors, in their report on the consolidated accounts for the year ended 31st December 2005 included in this document on pages 174 and 175, draw your attention to:

- note 6 to the financial statements "Monitoring of significant litigation and potential liabilities",
- the measures undertaken to reinforce the internal control arrangements and the accounting information system of the Group presented in the report of the Chairman of the Supervisory Board, drawn up applying the provisions of the last paragraph of article L. 225-68 of the Commercial Code,
- note 4.11 to the financial statements "Net financial debt" details the consequences for the balance sheet and income statement of the application from 1st January 2005 of IAS 32.

Without qualifying the opinion expressed on the accounts, the Auditors, in their report on the consolidated accounts for the year ended 31st December 2005 included in this document on pages 176 and 177, draw your attention to:

- note 2.12 of the appendix to the annual accounts, "Provisions for liabilities and charges",
- note 2.16 of the appendix to the annual accounts, "Ongoing significant disputes",
- note 2.1 of the appendix to the annual accounts which sets out the change in method leading to the accounting, from 1st January 2005, of pension commitments as provisions, following recommendation 2003-R01 of French accounting body CNC,
- the measures undertaken to reinforce the internal control arrangements and the accounting information system of the Group presented in the report of the Chairman of the Supervisory Board, drawn up applying the provisions of the last paragraph of article L. 225-68 of the Commercial Code."

Christophe Aulnette – **Chairman of the Board**

PERSONS RESPONSIBLE FOR FINANCIAL INFORMATION

Mr Éric Albrand
Board Member
Tel.: 33 (0)1 44 09 54 12
e-mail: comfi@altran.net

Mr Laurent Dubois
Head of Investor Relations
Tel.: +33 (0)1 44 09 54 12
e-mail: comfi@altran.net

OFFICIAL AUDITORS

Mazars et Guérard
Represented by Messrs Guy Isimat Mirin and Jean-Luc Barlet
39, rue de Wattignies
75012 PARIS

Date of first appointment: 29th June 2005.

Mandate expiry date: Ordinary Shareholder Meeting approving the 2008 financial statements.

Deloitte & Associés
Represented by Messrs Jean-Paul Picard and Henri Lejetté
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex

Date of first appointment: 28th June 2004.

Mandate expiry date: Ordinary Shareholder Meeting approving the 2009 financial statements.

SUBSTITUTE AUDITORS

Mr Jean-Louis LEBRUN

39, rue de Wattignies
75012 PARIS

Date of first appointment: 29th June 2005.

Mandate expiry date: Ordinary Shareholder Meeting approving the 2008 financial statements.

Cabinet BEAS

7-9, Villa Houssay
92524 Neuilly-sur-Seine Cedex

Date of first appointment: 28th June 2004.

Mandate expiry date: Ordinary Shareholder Meeting approving the 2009 financial statements.

RESIGNATION, NON RENEWAL

Ernst & Young, auditors of the Group until the Shareholders' Meeting approving the 2005 accounts, resigned its mandate on 28th June 2005 and was replaced by Mazars & Guérard during the General Shareholders' Meeting of 29th June 2005.

Net sales 1.4345bn euros, up 2.8 per cent compared with 2004, on the basis of constant accounting standards.

Current operating income (excluding non-recurring items) was 93.2m euros, a margin of 6.5 per cent, up 2.3 points compared with 2004.

The improvement of the Group's performance is the result of the dynamic international activity during the course of the year combined with the execution of the operational excellence plan leading to satisfactory cost control.

Key consolidated figures

(in millions of euros)	31/12/2004 Restated IFRS	H1 2005 IFRS	H2 2005 IFRS	31/12/2005 IFRS
Sales	1,395.6	724.0	710.5	1,434.5
Current operating income	**59.2**	**41.8**	**51.4**	**93.2**
As% of revenues	**4.2%**	**5.8%**	**7.2%**	**6.5%**
Non recuring operating income	36.6	10.6	(48.5)	(37.9)
Amortisation of acquisition goodwill	(25.6)	(3.9)	(22.5)	(26.4)
Operating income	**70.2**	**48.4**	**(19.6)**	**28.8**
As% of revenues	**5.0%**	**6.7%**	**na**	**2.0%**
Cost of net financial debt	(17.1)	(10.2)	(11.7)	(21.9)
Other financial income and expenses	(6.3)	(1.3)	1.2	(0.1)
Tax expenses	(29.5)	(19.1)	12.6	(6.5)
Net income	**17.3**	**17.7**	**(17.5)**	**0.2**
Minority interests	(0.4)	-	-	
Group net income	**16.9**	**17.7**	**(17.5)**	**0.2**

Current operating income represented 7.2 per cent of sales in the second half of 2005, compared with 5.8 per cent in the first half. The Group has made significant productivity efforts throughout the course of the year. This is reflected in the capacity to generate a rise in sales with an almost stable workforce. Finally, the cost savings plan is starting to produce its first results.

Operating income in 2005, at 28.8m euros, is essentially marked by restructuring charges of 52.7m euros linked to the implementation of the cost savings plan and a profit generated by the sale of financial assets (+11.1m euros).

The Group entered a goodwill depreciation of 26.4m euros for companies showing an impairment.

Financial income/loss (-21.9m euros) is in line with the Group's debt.

The Group's net income was stable in 2005.

The Group's net debt, under IFRS, was 342.3m euros at 31st December 2005. The Group now has healthy financial ratios, in line with the commitments made to its banking partners. The financial leverage ratio (net financial debt / EBITDA) is 2.79, i.e. below the maximum authorised at the end of December 2005, namely 3.5. As for the gearing ratio (net financial debt / equity capital), this is 1.02, and below the authorised ratio of 1.15 at the same date.

Positive impact of performance improvement plan

The performance improvement plan has had a positive impact of 13m euros on 2005 current operating income. The Group continues to make efforts towards the recovery of its profitability and believes that the plan to reduce indirect costs should have a positive effect of at least 44m euros in 2006 and of 54m to 60m euros in 2007. In 2006, the Group will commit itself to the investments needed for modernisation.

Prospects

In France, the programme of transformations undertaken in the second half of 2005, with a view to restructuring supply and a commercial re-organisation aims to facilitate a return to growth as soon as possible.

Abroad, the Group intends to continue the development noted in 2005.

Bearing in mind the impact of the plan to reduce indirect costs and investments, the Group believes that its interim current operating margin should increase in 2006.

4.1 LIQUIDITY RISKS P. 6

4.2 MARKET RISKS P. 7
Rates risks p. 7
Exchange risks p. 8

4.3 INTANGIBLE ASSETS RISKS P. 8

4.4 ENVIRONMENTAL RISKS P. 8

4.5 LEGAL RISKS P. 9

4.6 RISKS LINKED TO THE MANAGEMENT OF OCEANE CONVERTIBLE BOND DEBT P. 9

4.7 PARTICULAR RISKS LINKED TO ACTIVITY P. 9

4.8 RISKS ON SHARES P. 9

4.1 LIQUIDITY RISKS

Since the end of 2002, the Group has been working on mobilising the resources required to re-pay the Océane convertible bonds issued in July 2000 and repayable on 1st January 2005.

This re-financing plan involved, firstly, mobilising the Group's internal resources:

- working on credit account;
- centralisation of subsidiaries' available cash;
- recovery of margins.

The Group then looked to external resources in order to improve its liquidity and increase the average term of its debt.

This took the form of two public offerings, via a capital increase of 150m euros in December 2003 and the issue, in July 2004, of convertible bonds expiring on 1st January 2009 for 230m euros.

Finally, on 22nd December 2004 the Group agreed, with its three main banks BNP Paribas, Crédit Agricole Île de France and Société Générale, the opening of credit lines for 150m euros.

This agreement results from the commitments made by these banks during the capital increase of December 2003.

The financial ratios which the Group must comply with in order to have access to these credit lines are the following:

Date of test	Consolidated gearing ratio (1)	Consolidated financial leverage ratio (2)
31st December 2004	1.40	5.0
31st December 2005	1.15	3.5
31st December 2006	1.00	3.0
31st December 2007	1.00	2.5
31st December 2008	1.00	2.0
31st December 2009	1.00	2.0

(1) Gearing = Net financial debt / Consolidated equity capital.

2) Consolidated financial leverage ratio = Net financial debt / EBITDA excluding employee profit-sharing.

These two ratios rely on two contractual notions of net financial debt and "EBIT excluding employee shareholding" defined as follows:

Net financial debt = net debt excluding employee profit-sharing and interest incurred on bond debts.

EBITDA excluding profit-sharing = Gross operating surplus before employee profit-sharing.

Due to the introduction of IFRS/IAS accounting standards from 1st January 2005 onwards, the method of calculating financial ratios has been adjusted in agreement with the Group's three banks, in order to take into account the change in accounting rules which apply to the borrower.

The maximum financial ratios presented above remain unchanged.

The Group's financial ratios were the following at 31st December 2005:

Net financial debt / equity capital	1.02
Net financial debt / Ebitda before employee shareholdings	2.79

Under this credit agreement, the Group has made other commitments to the three signatory banks, of which the main ones are:

- limitation of sums spent on new acquisitions to 30m euros per financial year;
- limitation of asset disposals to 10m euros per financial year excluding authorised disposals.

The Company is not bound by other significant covenants regarding the credit lines it uses.

The Group's medium term credit lines are amortised according to the following table:

	Dec 05	June 2006	Dec 06	June 2007	Dec 07	June 2008	Dec 08	June 2009	Dec 09
CADIF Fixed rate	16,493	14,334	12,112	9,826	7,473	5,053	2,562	0	0
CADIF variable rate	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	0
BNP Paribas variable rate	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
SG variable rate	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
Total	120,493	105,334	90,112	74,826	59,473	44,053	28,562	13,000	0

NB: with regard to the 2009 convertible bond issued in July 2004, there is no such covenant attached to this product.

4.2 MARKET RISKS

Rates risks

At 31st December 2005, the Group's net debt was 336.99m euros, mainly consisting of a 230m euro convertible bond at a fixed rate of 3.75 per cent repayable on 1st January 2009. A variation in rates therefore has a negligible impact and the Group has no rates risk coverage policy.

Elements concerning the schedule of loans and financial debts are in the following table.

(in millions of euros)	Current portion	1-5 years	Over 5 years
Financial liabilities	(203)	(297)	0
Financial assets	163	0	0
Net position before management	(40)	(297)	0
Off-balance sheet (rates coverage contract)	0	60	0
Net position after management	(40)	(237)	0

Exchange risks

The Group's currency assets essentially consist of its stakes in countries outside the euro zone (mainly USA, Brazil, UK, Sweden and Switzerland).

The amount of financial debt contracted in currencies outside the euro zone was zero at 31st December 2005. In 2005, the Group registered sales outside the euro zone of 278.6m euros. With income and costs of intellectual services provision to clients being denominated in the same currencies, no exchange risk coverage policy was set up within the Group.

(in thousands of euros)

Currency	Assets	Liabilities	Net position	Price at 31/12/05	Net position in euros before management	Off-balance sheet	Net position in euros after management	Sensitivity (*)
USD								
GBP	0	(18,000)	(18,000)	0.6792	(26,501)	14,723	11,778	118
CHF								
SEK								
SGD								

(*) Sensitivity to a 1 per cent currency variation.

4.3 INTANGIBLE ASSETS RISKS

Goodwill is not amortised, but is the subject of an impairment test on 31st December of every year and during intermediary postings in the event of the appearance of suggestions of impairment.

The methodology for the value tests is detailed in the Appendix of the consolidated accounts, paragraph 1.7, "Goodwill".

Impairments entered in the income statement amount to 26.463m euros in 2005, i.e. 3.938m euros for the first half of 2005 and 22.525m euros for the second half of 2005. Impairments were registered on 14 cash generating units. The net book value before impairment registered in 2005 of the goodwill amounts to 526.553m euros.

For tests on goodwill at 31st December 2005, a discount rate after tax (WACC) of 8.68% was chosen, i.e. a discount rate before tax of between 10 and 11 per cent.

One percentage point of sensitivity, i.e. 9.68 per cent, would have given an impairment of 37.6m euros.

4.4 ENVIRONMENTAL RISKS

Altran Technologies is an intellectual services provider. Risks linked to the environment are therefore low.

4.5 LEGAL RISKS

Altran Technologies mainly invoices its services in line with time worked by consultants. In connection with its activities, the Group can be faced with legal actions, relating to former employees or other matters. Every time the Group identifies a risk, a conservative provision is made after consulting with advisors.

A description of the Group's significant litigation figures in paragraph 6 of the appendix of the consolidated accounts. The total amount of provisions to cover all of the Group's litigation was 14.3m euros at 31st December 2005.

To the Group's knowledge, there is no litigation, arbitration or exceptional event, other than those described in paragraph 6 of the appendix of the consolidated accounts, likely to have a significant impact on the financial situation, result, activity and assets of the Company and Group.

4.6 RISKS LINKED TO THE MANAGEMENT OF OCEANE CONVERTIBLE BOND DEBT

On 3rd January 2004, the Group re-paid 1,276,740 Océane 2005 bonds for a total of 332m euros.

The Group believes that it still has too much debt. It intends to continue its plan to improve the structure of its balance sheet. To this end the following efforts will be continued:

- gradual improvement of the operating margin;
- control of client receivables. The Group believes that this is still too large;
- continuation of the policy aimed at centralising available cash;
- continuation of factoring programme: At 31st December 2005, the Group converted 141m euros from its client accounts.

4.7 PARTICULAR RISKS LINKED TO ACTIVITY

The clients of the Altran Group are mainly large European private or public accounts. The detailed list of the Group's clients is strategic information, and is therefore not published. However, the distribution of the Group's client portfolio is very fragmented since the fifty largest clients of the Group in 2005 represent 45.2 per cent of total turnover. Companies of the Altran Group invoice the overwhelming majority of their services on the basis of time spent, at a fixed rate. For this reason, the Group's companies are held only to an obligation of due care. When contracts are concluded on a fixed price basis, the accounting policy of revenue recognition imposes a risk evaluation upon termination, which means that the margin cannot be recognised until there are grounds for ensuring that this recognition is not liable to be disturbed as a result of an obligation to provide results.

4.8 RISKS ON SHARES

Most of the available liquid assets are invested in:

- money market funds;
- negotiable debt securities;
- remunerated foreign currency accounts (GBP USD).

All of these investments are remunerated at the day-to-day monetary rate, or at the LIBOR for currencies. The sensitivity of these investments, for a 10 per cent variation of the reference index (EONIA or LIBOR), is 0.20 per cent.

A procedure is currently being drawn up to define the rules for using the Group's liquidities in each subsidiary at a central level.

The bulk of these recommendations may be summarised in two major principles:

1. All cash surpluses are invested exclusively with the Group (GMTS).
2. GMTS assigns these liquid assets as a matter of priority to the repayment of loans and / or uses money supports whose sensitivity and volatility are less than 1 per cent per year.

At 31st December 2005 the Group had marketable securities with a market value of 61m euros.

The Company is not aware of any strategy, or governmental, economic, budgetary, monetary or political factor liable to influence significantly, directly or indirectly, future operations.

5.1 HISTORY OF THE COMPANY AND CHANGES IN ITS STRUCTURE P. 11
5.1.1 Company name p. 11
5.1.2 Registration place and number of issuer p. 11
5.1.3 Date of incorporation and duration p. 11
5.1.4 Issuer's head office and legislation p. 11

5.2 INVESTMENTS P. 11
5.2.1 Main investments p. 11
5.2.2 Main investments decided by Company's management structures p. 13

5.1 HISTORY OF THE COMPANY AND CHANGES IN ITS STRUCTURE

5.1.1 Company name

Altran Technologies S.A.

5.1.2 Registration place and number of issuer

702 012 956 RCS PARIS

Company registration number (Siret Code): 702 012 956 00042

Business activity code (NAF Code): 742C

5.1.3 Date of incorporation and duration

The Company was incorporated on 14th February 1970. Except in the case of early dissolution or extension provided for by the law and the articles of association, it will cease to exist on 14th February 2045.

5.1.4 Issuer's head office and legislation

Registered address: 58, boulevard Gouvion Saint-Cyr – 75017 Paris.

Head office: 104, avenue du Président Kennedy – 75016 Paris.

Telephone: 01 44 09 54 12.

Legal form: Public Limited Company with Management Board and Supervisory Board.

Law of the issuer: French public limited company law governed by the Commercial Code, decree of 23rd March 1967 and subsequent company laws.

5.2 INVESTMENTS

5.2.1 Main investments

As stated on pages 104 to 107, acquisitions made during the course of previous years in connection with earn-out contracts will lead to disbursements during the course of subsequent financial years.

No acquisition was made during the course of the 2005 financial year.

List of companies acquired during last three years

2002		2003		2004		2005	
Company	Country	Company	Country	Company	Country	Company	Country
CHS	Germany	Aktiva VIP Holding	Netherlands	Little acquisition Co Hong Kong and Little acquisition Co Singapore	Hong Kong and Singapore		
Little Dacee	Germany	CQ Consulting Gmbh	Austria	Little Brazil	Brazil		
ADL Germany Gmbh	Germany	C Quential SRL	Italy	Consultores CA	Venezuela		
ADL Austria Gmbh	Austria						
CQ Consulting Gmbh	Austria						
ADL Benelux Belgium	Belgium						
Media Consultores	Spain						
Invall	Spain						
Barnaz Holding	Spain						
C-Quential Spain	Spain						
ISEAC	Spain						
USM	Spain						
Little France	France						
C-Quential France	France						
Dominique Malsch	France						
Little Italy Srl	Italy						
Wiseina Ltd	Japan						
ADL Japan Inc	Japan						
CQ Yuhan Hosea	Korea						
Little Acquisition Co Korea	Korea						
Hilson Moran	UK						
CCL	UK						
ADL UK Ltd	UK						
Lilla Bomen Consultant	Sweden						
ADL Sweden	Sweden						
Whom Ltd	Switzerland						
ADL Schweiz	Switzerland						
Sea	USA						
Imagitek	USA						
Global N	Portugal						

The amount of disbursements for acquisitions (initial payment and price supplement) was for each of the last three years:

(in millions of euros) 2003	2004	2005
100.8	17.6	22.7

5.2.2 Main investments decided by Company's management structures

In 2006 the Group will make investments aimed at sustaining its restructuring plan, notably in the area of human resources:

- updating of IT infrastructure (ERP, networks);
- development of communication and co-operation tools (Group intranet, knowledge management tools);
- rationalisation of the brand policy.

6.1 MAIN ACTIVITIES P. 14

6.2 MAIN MARKETS P. 15

6.2.1 Technology and Research & Development consultancy market p. 15

6.2.2 Organisation and information systems consultancy p. 15

6.2.3 Strategy and management consultancy p. 16

6.3 COMPETITION P. 16

6.1 MAIN ACTIVITIES

Altran aims to support its clients throughout the life cycle of a product or service, from its design to the optimisation of its production to manufacture. The expertise of Altran teams is therefore extremely varied and covers all of the specialities of an engineer.

Since its creation, Altran has been keen to support its clients in the definition, realisation and support of the strategic, scientific or technological projects. Altran teams are thus involved in all stages of the life-cycle of a product or service.

The Group's capacity to master a technology and guarantee its transfer from one industry to another constitutes a key element of its strategy and services. It is this original approach to technological innovation, and its capacity to "connect scientific procedures", which makes Altran such a valuable partner for its clients. Innovation is no longer a constraint for industrial groups; over the years, it has become an element at the heart of our clients' strategies. It is through innovation that a product or service stands out from the competition.

Today innovation is far more than a factor of differentiation for Altran's clients. It is a key factor helping them to conquer new markets and secure growth.

Altran turnover breakdown by activity



7%
13%
46%
2004
34%
9%
13%
47%
2005
31%
Technology and R&D consultancy
Organisation and information systems consultancy
Strategy and management consultancy
Various

6.2 MAIN MARKETS

The Group is active in three main markets:

- Technology and R&D consultancy;
- Organisation and information systems consultancy;
- Strategy and management consultancy.

6.2.1 Technology and research & development consultancy market

The OECD estimates that R&D spending in Europe in 2004 is 211bn euros.

This technology and R&D consultancy market is characterised by two important trends over the next few years:

- a growth in R&D spending. In effect, R&D is a strategic and differentiating element for the Group's major clients. This spending becomes critical in a world where the time to market continues to shrink and where innovation is a significant factor driving growth;
- the sub-contracted part of this spending is expected to continue to grow in future years. It is difficult to determine what the eventual rate of sub-contracting will be. However, it should be noted that the sub-contracted research and development market represents about 26bn euros, i.e. just 12.3 per cent of the total for this market (source: Pierre Audoin Consultants).

This is a very fragmented market. Altran, with sales in this area of about 600m euros, is the largest player in Europe. The market is expected to consolidate over the next few years under the pressure of clients who increasingly aim to:

- establish partnerships with R&D consultancy groups;
- identify players capable of guiding them in their international development projects.

European technology and R&D consultancy (M€)


25,000
20,000
15,000
10,000
5,000
0
2004
2005e
2006e
2007e
2008e

Source: Pierre Audoin Consultants.

6.2.2 Organisation and information systems consultancy

The Group generates about one third of its annual turnover from this area.

This is a much more structured market where the relative weight of the Group is lighter.

The European market can be valued at about 53bn euros per year.

The Group does not offer all of the services offered by large information systems groups. It concentrates on niche markets of the technology sector (SAP, third party software validation) where its skills are recognised.

European information systems market (M€)


80,000
60,000
40,000
20,000
0
2004
2005e
2006e
2007e
2008e

Source: Pierre Audoin Consultants.

6.2.3 Strategy and management consultancy

The Group is active in this area notably through Arthur D. Little, bought in 2002 via LMBO financing. The Group bought all of the activities outside the USA and the brand at a global level.

Over the last few years this market has undergone quite an intense crisis with a reduction in the budget for this kind of service. The sector appears to be coming out of the crisis today. The sector is expected to register growth over the next few years of about 5 to 7 per cent (Source: Kennedy Information Research Group/Pierre Audoin Consultants).

The Group built mainly around Arthur D. Little intends to concentrate on a limited number of activities, whilst capitalising on its centres of competence at a global level. This is why Arthur D. Little has identified five areas in which it would like to become a world player (healthcare, energy, automobiles, etc).

Management consulting, world market (M€)


50,000
40,000
30,000
20,000
10,000
0
2004
2005e
2006e
2007e
2008e

Source: Study by Pierre Audoin Consultants / Kennedy Information Research Group.

6.3 COMPETITION

As indicated previously, Altran is the European leader in the technology and R&D consultancy sector.

Consequently the kind of competitors faced by the Altran Group varies in line with the nature of the project in question. Altran's competitors can therefore be:

- strategy and / or management consultancies, in particular with projects handled by Arthur D. Little;
- information systems groups;
- research groups or engineering companies which specialise in a particular technological sector (environment, mechanics, acoustics, etc);
- listed or unlisted companies offering services similar to those offered by Altran (Alten, AssystemBrime, SII, etc).

It is interesting to note, however, that none of these competitors have the geographical presence of Altran, or such a wide spectrum of sectors or technologies covered. The Group's capacity to use its international network and set up consortium bids combining state-of-the-art knowledge in several countries is a crucial differentiating factor when it comes to addressing the problems of clients, more and more of which are global groups.

7 Organisational structure

The list of subsidiaries included in the consolidation parameter is available on pages 73 to 80 of the appendix to the consolidated accounts.

8 Real estate, factories and equipment

8.1 SIGNIFICANT TANGIBLE ASSETS

The Group's policy is to rent the premises in which it operates. However, the Group does own property in France, Italy, the UK and Venezuela, worth 10.8m euros.

8.2 ENVIRONMENT

Not significant.

9 Examination of financial situation and results

9.1 KEY EVENTS P. 19

9.2 GROUP FINANCIAL RESULTS P. 20

9.3 PERFORMANCES BY SECTOR P. 25

9.4 ACTIVITIES OF ALTRAN TECHNOLOGIES S.A. AND OF ITS MAIN SUBSIDIARIES P. 28

9.5 RESEARCH AND DEVELOPMENT P. 29

9.6 PROSPECTS P. 29

9.7 IMPORTANT EVENTS OCCURRING BETWEEN END OF FINANCIAL YEAR AND DRAWING UP OF REPORT P. 29

9.8 PRESENTATION OF CORPORATE ACCOUNTS OF ALTRAN TECHNOLOGIES S.A. AND PROPOSALS FOR ALLOCATION OF RESULTS P. 29

9.9 SUBSIDIARIES AND SHAREHOLDINGS P. 30

9.10 INFORMATION CONCERNING SHARE CAPITAL, CROSSED SHAREHOLDINGS AND TREASURY SHARES P. 30

9.11 NAME OF COMPANIES CONTROLLED AND STAKE WHICH THEY HOLD IN ALTRAN TECHNOLOGIES (TREASURY SHARES) P. 30

The financial situation of the Group and its results are also detailed in the consolidated accounts and appendices to the consolidated accounts (chapter 20).

All of the financial data for the 2005 financial year has been drawn up using IFRS, in line with European accounting regulations; the 2004 results have been converted to IFRS.

In the rest of this document, comparisons between data for 2004 and 2005 are based on comparable results, drawn up in both cases using IFRS.

9.1 KEY EVENTS

Repayment of Océane bonds 2005

On 3rd January 2005, the Group re-paid all of its 2005 Océane bonds in circulation for 332m euros and paid off interest incurred in 2004 for 11.4m euros.

Corporate governance

Christophe Aulnette was appointed Deputy General Manager of Altran Technologies during the Management Board meeting of 23rd March 2005.

On 15th April 2005, the Management Board co-opted Christophe Aulnette as a director replacing Michel Friedlander. Christophe Aulnette was appointed Chairman of the Management Board and General Manager on 19th May 2005.

On 29th June 2005, the Combined General Meeting of Shareholders approved the change in the management method of the Company, adopting the form of a management board and supervisory board.

During the Supervisory Board meeting of 30th June 2005, Messrs Yves de Chaisemartin and Michel Senamaud were appointed Chairman and Vice Chairman of the Supervisory Board respectively. The other members of the Supervisory Board are: Guylaine Saucier, Roger Alibault and Dominique de Calan.

The Supervisory Board appointed Christophe Aulnette as Chairman of the Management Board and Éric Albrand as a Management Board Member.

Altran 2008 project

The Altran 2008 project, the strategic growth and profitability plan, presented at the Combined General Meeting of Shareholders of 29th June 2005, was implemented from the 2nd half of 2005 onwards.

This plan should help bring about the changes necessary for the development of the Group, adapting it to the changes in client demands. This strategic vision is based on four main lines:

1 - Becoming a global innovation partner for our clients

Altran has a very diversified scope of expertise, from feasibility studies for an innovative project to its implementation. The Group carried out a review of its portfolio of activities to better define its services and make it easier for our clients to see what services are offered by the Group's subsidiaries. This activity review aims to focus the efforts of the subsidiary onto an economic or geographical sector, or on a given area of expertise.

In addition, last autumn the Group set up a major accounts policy in order to offer a better service to these clients. The appointment of a "Key Account Manager" thus helps strengthen commercial dialogue with the Group's major clients and should help the Group to improve its commercial efficiency.

Initial successes have already been registered since in the summer the Group was once again listed at the European level by France Télécom SI. Other accounts, such as Thalès and Renault SI amongst others, have given the Group a global listing. Over the next few quarters Altran will continue to develop this new commercial approach for its major accounts.

2 - Being a model employer

The real strength of the Group lies in its men and women, consultants, business managers, directors and professionals from cross-functional departments. Altran is still one of the main recruiters of top-level engineers, not only in France but also in Europe. Altran intends to develop this human capital, by strengthening the sense of belonging to a group. This objective of the Altran 2008 vision involves:

- the creation last autumn of a human resources department aiming to offer, in future, ambitious career plans for our employees, and to increase the internal mobility of consultants, offering them a career path;
- the launch at the start of 2006 of an employee share ownership scheme, with a view to offering all of the Group's European employees the possibility of sharing the fruits of their daily efforts by investing via a capital increase reserved for employees;
- the reduction of staff turnover, which remains a major challenge for the Group.

All of these projects aim to make Altran the "model employer" in the engineering world.

3 - "From patchwork to network"

The growth of the Group has long been the result of a decentralised policy, leaving each subsidiary a large amount of freedom to define its services.

This policy produced counter-productive internal competition, and reduced the clients' ability to understand what services were offered.

The Group is working to define, for each subsidiary, its area of activity, in terms of geography, market or expertise. Thus, IT services are being re-grouped in each country, and the geographical coverage of all subsidiaries in France is in the process of being rationalised.

This re-organisation should help clients to understand the services offered, facilitate the development of targeted, value added services, and help create a commercial collaboration between Group subsidiaries.

This switch from a policy of internal competition to a co-operation and network culture is also essential in order to improve results and facilitate career prospects for consultants and thus reduce staff turnover.

4 - Operational excellence

Altran aims to return to the levels of commercial, operational and financial performance comparable to those of the best-performing players of the sector.

The financial results of the Group can therefore be improved. During the General Meeting of Shareholders of June 2005 Altran announced a plan to return to more satisfactory margins via an indirect cost reduction plan.

The Group's stated aim is to reduce its indirect costs by 54m to 60m euros for the whole year in 2007 by means of:

- a reduction in indirect staff costs, notably in the holdings;
- a rationalisation of the Group's real estate policy;
- the reduction of operating spending notably through the optimisation of the Group procurement policy in various items such as telecommunications, company vehicle fleets, etc.

9.2 GROUP FINANCIAL RESULTS

(in thousands of euros)	Dec 05 12 m	Dec 04 12 m
Sales	1,434,473	1,395,633
Other income from activity	3,457	5,375
Income from ordinary activities	1,437,930	1,401,008
Purchases consumed	(13,121)	(16,049)
Change in work in progress	(414)	(43)
External charges	(309,516)	(295,585)
Staff costs	(987,330)	(991,848)
Staff costs - payment in shares	(4,139)	(2,478)
Taxes and similar payments	(12,425)	(14,504)
Depreciation, amortisation and provision charges	(9,216)	(11,744)
Other operating income and expenses	(8,519)	(9,509)
Current operating income	93,250	59,248
Other one-off operating income	45,699	53,725
Other one-off operating costs	(83,662)	(17,123)
Other one-off operating income and costs	*(37,963)*	*36,602*
Depreciation of goodwill	(26,463)	(25,581)
Operating income	28,824	70,269
Of which depreciation of goodwill	*(26,463)*	*(25,581)*
Income from cash and cash equivalents	2,249	4,487
Cost of gross financial debt	(24,209)	(21,609)
Cost of net financial debt	(21,960)	(17,122)
Other financial income	17,943	10,271
Other financial costs	(18,034)	(16,559)

(in thousands of euros)	Dec 05 12 m	Dec 04 12 m
Other financial costs	(18,034)	(16,559)
Tax cost	(6,166)	(29,508)
Share in net income of equity affiliates	(393)	(85)
Net income before income of discontinued operations	214	17,266
Net income of discontinued operations		-
Net income	214	17,266
Minority interests	17	(360)
Group net income	**231**	**16,906**
Earnings per share	-	0.15
Diluted earnings per share	0.01	0.15

Income

Current operating income (excluding one-off items) was 93.2m euros, a margin of 6.5 per cent, up 2.3 points compared to 2004. The improvement of the Group's performance is the result of the dynamic international activity during the course of the year combined with the execution of the operational excellence plan leading to satisfactory cost control.

Current operating income represented 7.2 per cent of sales in the second half of 2005, compared with 5.8 per cent in the first half. The Group has made significant productivity efforts throughout the course of the year. This is reflected in the capacity to generate a rise in sales with an almost stable workforce. Finally, the cost savings plan is starting to produce its first results.

Operating income in 2005, at 28.8m euros, is essentially marked by restructuring charges of 52.7m euros and a profit generated by the sale of financial assets (+11.1m euros).

The Group entered a goodwill depreciation of 26.4m euros for companies showing an impairment.

Financial income/loss (-21.9m euros) is in line with the Group's debt.

The Group's net income was stable in 2005.

Sales

Sales in 2005 (1.4345bn euros) rose 2.8% compared to 2004 (constant accounting standards) notably due to growth of international activities.

Costs

The current operating costs base was stable between 2004 and 2005 (+ 0.2%). However, the change in certain costs items was the following:

Staff costs down 1.4 per cent compared with 2004 and down 3.0 per cent compared with the first half of 2005.

Altran Group							
		2005		2004		2005 vs 2004	
Sales		1,434,473		1,395,633		2.8%	
Staff costs		977,581		991,848		(1.4)%	
	% SALES	68.1%		71.1%			
		2ND HY	1ST HY	2ND HY	1ST HY	2ND HY 2005 vs 2ND HY 2004	1ST HY 2005 vs 1ST HY 2004
Sales		710,470	724,003	710,119	685,514	0.0%	5.6%
Staff costs		473,099	504,482	487,907	503,941	(3.0)%	0.1%
	% SALES	66.6%	69.7%	68.7%	73.5%		

External costs rose 4.7 per cent due to the 10.4 per cent rise in sub-contracting and the 13.6 per cent rise in travel expenses.

		2005		2004	2005 vs 2004
Total external charges		309,515		295,585	4.7%
	% SALES	21.6%		21.2%	
Sub-contracting		96,033		86,950	10.4%
	% SALES	6.7%		6.2%	
BC red		5,130		6,102	(15.9%)
	% SALES	0.4%		0.4%	
Basic rentals and ext costs		55,986		55,500	0.9%
	% SALES	3.9%		4.0%	
Training		7,129		7,447	(4.3)%
	% SALES	0.5%		0.5%	
Fees and ext services		45,523		46,069	(1.2)%
	% SALES	3.2%		3.3%	
Transport / travel		63,236		55,648	13.6%
	% SALES	4.4%		4.0%	
Other purchases and ext services		36,478		37,869	(3.7)%
	% SALES	2.5%		2.7%	
		2ND HY	1ST HY		
Total external charges		153,884	155,631		
	% SALES	10.7%	10.8%		
Sub-contracting		49,606	46,427		
	% SALES	3.5%	3.2%		
BC red		2,550	2,580		
	% SALES	0.2%	0.2%		
Basic rentals and ext costs		27,898	28,088		
	% SALES	1.9%	2.0%		
Training		2,947	4,182		
	% SALES	0.2%	0.3%		
Fees and ext services		20,345	25,178		
	% SALES	1.4%	1.8%		
Transport / travel		31,678	31,558		
	% SALES	2.2%	2.2%		
Other purchases and ext services		18,860	17,618		
	% SALES	1.3%	1.2%		

Cost of net financial debt

The cost of the net financial debt corresponds mainly to financial income from the investment of cash and cash equivalents after deduction of financial fees. The latter correspond mainly to the interest on the sums borrowed in connection with the Océane 2009, credit lines and the mobilisation of client receivables.

The cost of the net financial debt increased by 4.9m euros in 2005. This increase can be explained by the application of IAS 32 from 1st January 2005 onwards. The difference between the nominal cost of the Océane at the rate of 3.75 per cent and the financial charge registered in the income statement calculated with the effective interest rate method results in an additional charge for the 2005 financial year of 6.5m euros.

With constant standards, the 3.9m euro reduction in the cost of gross debt is due to the effect of the repayment of the Océane 2005 on 3rd January 2005 (+11.6m euros) off-set by the full year effect of the Océane 2009 (-4.3m euros) and the introduction of medium term credit lines in December 2004 (-2.5m euros).

Taxes on income

The tax charge on consolidated income was 6.2m euros in 2005 compared with 29.5m euros in 2004. This fall can be explained by:

- the fall in current income before depreciation of goodwill;
- the cancellation of the capital gains tax on the sale of CSR shares in 2004 for 9.9m euros and the non-taxation of the capital gains from the sale of the CSR shares in 2005 for 4m euros.

Cash-flows

The table below summarises cash-flows for the financial years ended 31st December 2004 and 2005:

(in millions of euros)	2004	2005	Change
Net financial debt at open	**(345.4)**	**(314.0)**	**31.4**
Net cash provided by operating activities	33.7	46.1	12.4
Net cash used by investing activities	(29.7)	(35.6)	(5.9)
Net cash before finance operation	4.0	10.5	6.5
Impact of exchange and other differences	(4.7)	2.0	6.7
Impact of application of IAS 32 on 1st January 2005	32.1	-	(32.1)
Net financial debt at close	**(314.0)**	**(301.5)**	**12.5**

Net cash provided by operating activities

Cash provided by operating activities rose to 46.1m euros at 31st December 2005 compared with 33.7m euros at 31st December 2004. This rise of 12.4m euros in 2005 is linked to an improvement in current operating income (34m euros) and a reduction in the tax charge payable, partially off-set by restructuring costs (19.7m euros) and the reduction of capital gains from CSR shares (-31.9m euros) compared with 2004.

Net cash used by investing activities

Cash used by investing activities in the year ended 31st December 2005 amounted to 35.6m euros, compared with 29.7m euros in the year ended 31st December 2004.

This slight increase is mainly linked to the 5.1m euro progression in earn-out payments.

Group net debt

Compared with 31st December 2004, the net debt of the Group fell by 10.1m euros (constant standards) to 336.9m euros at 31st December 2005.

(in millions of euros)	31/12/2004	31/12/2005	Change
Convertible 2005	332.0	-	(332.0)
Convertible 2009	230.0	197.9	(32.1)
Medium term credit line	21.4	75.7	54.3
Short term credit line	160.4	191.0	30.6
of which factoring	*145.4*	*141.1*	*(4.3)*
Total financial debt	743.8	464.6	(279.2)
Cash and cash equivalents	398.0	163.1	(234.9)
Net financial debt	345.8	301.5	(44.3)
Employee profit-sharing	17.5	14.9	(2.6)
Interest incurred	15.8	20.5	4.7
Net debt	379.1	336.9	(42.2)
Impact of application of IAS 32 on 1st January 2005	(32.1)	-	32.1
Net debt	347.0	336.9	(10.1)

The Group applied IAS 32/39 from 1st January 2005.

The impact of the application of IAS 32 to the Océane 2009 from 1st January 2005 is a reduction in the total gross financial debt of 32.1m euros.

The significant reduction of the gross financial debt of 279.2m euros can be explained by the following factors:

- the impact of the application of IAS 32 to the Océane 2009, amounting to 32.1m euros;
- the repayment of the Océane 2005 on 3rd January 2005 for 332m euros partially off-set by the 60m euro increase in credit lines used and current bank loans for 33m euros.

Cash and cash equivalents amounted to 163.1m euros at 31st December 2005 compared with 398m euros at 31st December 2004.

Staff changes

	31/12/2002	30/06/2003	31/12/2003	30/06/2004	31/12/2004	30/06/2005	31/12/2005
Total workforce at end of period	17,778	17,044	16,533	16,429	16,446	16,282	16,152

	2002	HY1 2003	HY2 2003	HY1 2004	HY2 2004	HY1 2005	HY2 2005
Average workforce over the period	17,644	17,290	16,725	16,475	16,536	16,377	16,202

The total workforce was reduced by 294 people in 2005.

9.3 PERFORMANCES BY SECTOR

In line with IAS 14 "Segment Reporting" the Group has defined its primary segment as geographical and its secondary segment as line of business.

The geographical zones are defined thus:

- France;
- North: Germany, Austria, Benelux, Sweden, Switzerland, UK, Ireland;
- South: Brazil, Spain, Italy, Portugal, Andorra, Venezuela;
- Rest of the world: Asia, North America, China.

The business lines are:

- Technology and research and development consultancy;
- Organisation and information systems consultancy;
- Strategy and management consultancy;
- Others.

Sales by geographic zone

Sales in 2005 totalled 1,434,473,000 euros, up 2.8 per cent compared with 2004 and shared between the following geographical areas:

	Ytd 2005				Ytd 2004		
(in thousands of euros)	Total segment	Inter-segment eliminations	Total non-group	% sales	Total non-group	% SALES	Var
France	684,123	(17,046)	667,077	46.5%	683,236	49.0%	(2.4)%
North	413,801	(14,188)	399,613	27.9%	382,406	27.4%	4.5%
South	279,107	(3,783)	275,324	19.2%	257,624	18.5%	6.9%
Rest of the World	95,692	(3,233)	92,459	6.4%	72,369	5.2%	27.8%
Total	**1,472,723**	**(38,250)**	**1,434,473**	**100.0%**	**1,395,635**	**100.0%**	**2.8%**

Distribution of sales by country:

	Ytd 2005	% SALES	HY2 2005	% SALES	HY1 2005	% SALES	Ytd 2004	% SALES	HY2 2004	% SALES	HY1 2004	% SALES
France	667,077	46.5%	320,932	45.2%	346,145	47.8%	683,236	49.0%	342,057	48.2%	341.179	49.8%
Germany	118,401	8.3%	60,436	8.5%	57,965	8.0%	119,285	8.5%	63,755	9.0%	55,530	8.1%
Austria	7,019	0.5%	3,705	0.5%	3,314	0.5%	8,229	0.6%	4,371	0.6%	3,858	0.6%
GB (Ireland)	94,337	6.6%	50,462	7.1%	43,875	6.1%	90,518	6.5%	46,711	6.6%	43.807	6.4%
Benelux	109,942	7.7%	52,536	7.4%	57,406	7.9%	101,744	7.3%	51,006	7.2%	50,738	7.4%
Switzerland	41,202	2.9%	20,378	2.9%	20,824	2.9%	38,366	2.7%	18,907	2.7%	19,459	2.8%
Sweden	28,712	2.0%	14,054	2.0%	14,658	2.0%	24,264	1.7%	11,715	1.6%	12,549	1.8%
Italy	130,946	9.1%	65,762	9.3%	65,184	9.0%	126,365	9.1%	61,209	8.6%	65,156	9.5%
Spain	104,046	7.3%	51,132	7.2%	52,914	7.3%	101,591	7.3%	49,258	6.9%	52,333	7.6%
Portugal	18,369	1.3%	9,368	1.3%	9,001	1.2%	12,935	0.9%	7,481	1.1%	5,454	0.8%
Brazil (Venezuela)	21,963	1.5%	13,117	1.8%	8,845	1.2%	16,733	1.2%	11,524	1.6%	5,209	0.8%
Asia	13,428	0.9%	7,674	1.1%	5,754	0.8%	12,162	0.9%	5,031	0.7%	7,131	1.0%
USA	79,031	5.5%	40,914	5.8%	38,117	5.3%	60,207	4.3%	37,096	5.2%	23,111	3.4%
Total	1,434,473	100.0%	710,470	100.0%	724,003	100.0%	1,395,635	100.0%	710,121	100.0%	685,514	100.0%

The 27.8 per cent rise in Rest of the World turnover in 2005 compared to 2004 is explained by the growth of the USA, even if growth in that country slowed down in the second half.

South (+6.9 per cent) and North (+4.5 per cent) also grew in 2005, although to a lesser extent. This growth was due to countries such as Portugal (+42 per cent), Brazil (+31 per cent), Benelux (+8.1 per cent), Great Britain (+42 per cent) and Sweden (+18.3 per cent).

Sales fell in France by 2.4 per cent in 2005, due to the fall of the Technology and Innovation segment. This reduction in activity can also be explained by the fact that 2005 was a period of transition with the introduction of a centralised referencing policy and GAMs (Global Account Managers), and the application of the Albatros performance plan.

Result by geographic zone

The North region, which registered a 4.4 per cent rise in sales, saw its current operating income grow by 64.3 per cent: from 5.5 per cent of sales in 2004 to 8.6 per cent of sales in 2005. This improvement can be explained by cost control (+1.3 per cent compared with 2004).

Restructuring costs of 9.6m euros were registered in this region.

North	December 05	June 05	December 04	2005 vs 2004
Sales non-group	413.8	204.3	396.3	4.4%
Total operating income	415.6	205.1	396.6	4.8%
Total operating expenses	(380.0)	(190.1)	(375.0)	1.3%
Current operating income	35.6	15.0	21.6	64.3%
% Current operating income	8.6%	7.3%	5.5%	
Operating income	20.7	22.5	42.0	(50.8)%
% Operating income	5.0%	11.0%	10.6%	

The South region, which registered a rise in sales of 6.9 per cent, registered a large improvement in its current operating income, up 202.7 per cent compared to 2004: 2.4 per cent of sales in 2004 compared with 6.7 per cent in 2005. This improvement in profitability is down to a control of the costs base (+2.3 per cent compared with 2004) and the renewed operational dynamism in Brazil and Portugal. Restructuring costs of 7.9m euros were registered in this region.

South	December 05	June 05	December 04	2005 vs 2004
Sales non-group	279.1	137.9	261.0	6.9%
Total operating income	280.1	138.3	261.6	7.1%
Total operating expenses	(261.4)	(129.9)	(255.4)	2.3%
Current operating income	18.7	8.4	6.2	202.7%
% Current operating income	6.7%	6.1%	2.4%	
Operating income	10.3	8.6	0.7	1,340.5%
% Operating income	3.7%	6.3%	0.3%	

The France region also registered an improvement in its current operating income, up 15 per cent compared with 2004: 4.3 per cent of sales in 2004 compared with 5.0 per cent of sales in 2005. The 2.2 per cent fall in sales is explained by the impact of a fall in employees (-624), difficulties experienced by the technology and innovation sector and the impact of the implementation of the Albatros performance plan. The improvement in profitability can be explained by a faster fall in operating costs (-3.6 per cent) in relation to sales (-2.2 per cent). Restructuring costs of 34.2m euros were registered in this region.

France	December 05	June 05	December 04	2005 vs 2004
Sales non-group	684.1	354.2	699.5	(2.2)%
Total operating income	684.3	354.9	704.2	(2.8)%
Total operating expenses	(649.9)	(338.3)	(674.2)	(3.6)%
Current operating income	34.4	16.6	29.9	15.0%
% Current operating income	5.0%	4.7%	4.3%	
Operating income	(2.6)	15.7	26.7	(109.6)%
% Operating income	(0.4)%	4.4%	3.8%	

This region (Asia and USA) registered a 30.6 per cent increase in sales compared with 2004, due to the growth in the USA and the development of Asia. Current operating income improved by 183 per cent compared with 2004: 2.2 per cent of sales in 2004 compared with 4.8 per cent in 2005. Restructuring costs in this region totalled 1.0m euros.

Rest of the World	December 05	June 05	December 04	2005 vs 2004
Sales non-group	95.7	45.8	73.3	30.6%
Total operating income	95.7	45.9	73.3	30.6%
Total operating expenses	(91.2)	(44.1)	(71.7)	27.2%
Current operating income	4.5	1.8	1.6	183.6%
% Current operating income	4.8%	3.9%	2.2%	
Operating income	0.4	1.5	1.0	(57.4)%
% Operating income	0.4%	3.3%	1.4%	

9.4 ACTIVITIES OF ALTRAN TECHNOLOGIES S.A. AND OF ITS MAIN SUBSIDIARIES

	SALES non-group			
	2005	2004	2005 vs 2004	
ALTRAN TECHNOLOGIES	119,162,287	118,587,330	0.48%	(1)
SEGIME	59,439,091	62,403,171	(4.75)%	(2)
ALTIOR	52,958,605	53,602,341	(1.20)%	(3)
CSI	48,946,864	31,920,284	53.34%	(4)
ASI	40,798,895	42,874,549	(4.84)%	(5)
DATACEP	36,482,475	36,391,533	0.25%	(6)
RSI	32,901,268	31,101,819	5.79%	(7)
ALPLOG	30,985,898	32,371,826	(4.28)%	(8)
REALIX	27,606,285	23,165,080	19.17%	(9)
C.C.L	27,263,629	26,824,907	1.64%	(10)
	476,545,297	459,242,840	3.77%	

(1) ALTRAN TECHNOLOGIES

In 2005 the Company, based in France, experienced a year of consolidation. Altran Technologies is mainly involved in projects with industrial clients (auto, aeronautical sector, etc) but it is also diversifying towards sectors such as telecommunications, banking, insurance, medical and health – strong growth sectors.

(2) SEGIME

Based in the France region, after having experienced strong growth the previous years, 2005 was a period of restructuring and re-positioning for Ségime, both in terms of internal structure (reduction of workforce) and external structure (the client portfolio, heavily weighted towards industrial technologies, diversified towards telecommunications and information systems).

(3) ALTIOR

Based in the France region, Altior registered a 1.2 per cent fall in its turnover, due to the Technologies and innovation branch, and listing problems with some of its main clients.

(4) CSI

Based in the USA (Rest of the World region), CSI is active in the area of audit projects, more specifically in connection with the Sarbanes Oxley Act. CSI is active in all sectors of activity of large American groups and has also benefited from the limitation in the number of mandates imposed on large audit groups.

(5) ASI

Based in the France region, ASI has re-focused its client portfolio, notably towards the finance sector (banking and insurance segments) following the gradual loss of one of its major clients in the auto industry. ASI's business is orientated towards information systems consultancy and integration.

(6) DATACEP

In 2005 DATACEP, based in the France region, experienced a year of consolidation with a portfolio of clients from the industrial, energy and transport sectors. This followed strong growth in previous years. DATACEP's main area of activity is technical assistance, orientated towards information systems.

(7) RSI

Based in the South region, and more precisely Italy, sales growth in 2005 (+5.79 per cent) can be explained by the dynamism of projects linked to industrial and engineering technologies. The projects are in the industrial, defence, aeronautical, telecommunications and insurance sectors.

(8) ALPLOG

Based in the France region, in Lyons, 2005 was a period of consolidation of gains in the area of client portfolio as well as internal organisation for ALPLOG. This follows strong growth in 2004.

(9) REALIX

Based in the France region (Toulouse), Réalix is fully benefiting from the dynamism of the aeronautical sector, contributing its high value added experience, principally in fixed rate projects.

(10) CCL

Based in the North region (UK), CCL registered moderate overall growth in 2005 (+1.6 per cent). CCL's activity is based on specific research and development projects in various sectors: health, telecommunications and industry.

9.5 RESEARCH AND DEVELOPMENT

At the group level, 3.6m euros was spent on development in 2005. At Altran Technologies S.A., none were activated.

9.6 PROSPECTS

In France, the programme of transformations undertaken in the second half of 2005, with a view to restructuring services and a commercial re-organisation aims to facilitate a return to growth as soon as possible.

Abroad, the Group aims to continue the development registered in 2005. Bearing in mind the impact of the indirect cost and investment reduction plan, the Group assesses that its current operating margin should progress on a six-monthly basis in 2006. The costs associated with the plan were entered in the 2005 accounts for 52.7m euros, out of an estimated total of 55m euros.

9.7 IMPORTANT EVENTS OCCURRING BETWEEN END OF FINANCIAL YEAR AND DRAWING UP OF REPORT

The Supervisory Board meeting of 7th March 2006 authorised the Board to use the delegation granted to it by the Combined General Meeting of Shareholders of 29th June 2005 in its thirteenth resolution in order to carry out a share capital increase reserved for employees of the Company and of its subsidiaries located in France, Germany, Spain, Italy, the UK, Ireland, Sweden, Switzerland, Belgium, Luxembourg, the Netherlands, Portugal and Austria.

In line with this authorisation, during its meeting of 10th March 2006 the Board decided on a capital increase in principle which would be undertaken by the issue of shares and/or warrants, for an overall nominal amount of up to 3,000,000 euros, representing 6,000,000 new shares (including shares resulting from the exercise of warrants and subject to possible adjustments).

The capital increase would only be realised up to the level of the amount of shares effectively subscribed, with no minimum requirement.

The newly created shares would pay dividends from 1st January 2005 onwards.

9.8 PRESENTATION OF CORPORATE ACCOUNTS OF ALTRAN TECHNOLOGIES S.A. AND PROPOSALS FOR ALLOCATION OF RESULTS

Altran Technologies S.A. is the head company of Altran. It has an operational activity and also provides services for the general management of the Group.

The 2005 sales of Altran Technologies were 160.8m euros, down 5 per cent compared with 2004 (169.4m euros).

Operating income was -25.2m euros in 2005, compared with -25.4m euros in 2004. Despite the fall in sales, operating income has been maintained thanks to the reduction in staff costs and general costs. Productivity efforts have helped off-set the fall in sales.

Financial income was 33.5m euros.

Exceptional income was -26.5m euros; it mainly consists of restructuring costs linked to the costs reduction plan amounting to 20.6m euros.

In the year ended 31st December 2005 there was a net book loss of 5,174,587.94 euros. It is proposed that all of this be allocated to the deferred earnings/losses item.

Retained earnings now amount to 52,745,428.50 euros.

NB the following amounts:

- amount of costs which are not tax deductible: 918,128 euros;
- overall amount of non-deductible spending as defined by article 39.4 of French tax code and the corresponding tax: 169,588 euros;
- re-integration of a definitive tax re-assessment: 0 euros.

In line with statutory obligations, we point out that no dividend was distributed over the last three financial years.

9.9 SUBSIDIARIES AND SHAREHOLDINGS

Main operations in 2005:

- Acquisitions: none;
- Disposals/liquidations:
  - The following companies were sold over the period:
    - Network Centrick Software,
    - Idefi,
    - Invall,
    - Fagro Belgique (partial disposal of activity);
  - City Consultants was liquidated in 2005.

9.10 INFORMATION CONCERNING SHARE CAPITAL, CROSSED SHAREHOLDINGS AND TREASURY SHARES

Information concerning the structure of the capital of Altran, in this reference document, is in chapter 18: "Main Shareholders".

9.11 NAME OF COMPANIES CONTROLLED AND STAKE WHICH THEY HAVE IN ALTRAN TECHNOLOGIES (TREASURY SHARES)

None.

10 Cash and capital

10.1 / 10.2 INFORMATION ON CAPITAL OF THE ISSUER

All of the information concerning the capital of the issuer is available in chapter 18: "Main Shareholders".

10.3 BORROWING CONDITIONS

All borrowing conditions are detailed in chapter 4 "Risk factors" in sections 4.1 (Liquidity risk) and 4.3 (Rates risk).

10.4 CAPITAL USE RESTRICTION

We point out that as defined in 4.1 Liquidity Risk the only restrictions relating to the use of bank lines in the credit agreement dated 22nd December 2004, signed with the three main banking partners of the Group, are:

- limitation of sums spent on new acquisitions to 30m euros per financial year;
- limitation of asset disposals of 10m euros per financial year excluding authorised disposals.

10.5 FINANCING OF ACTIVITY

The Group believes that the cash-flows generated by its operational activities, its cash reserves and funds available through credit lines, factoring lines and the convertible bond issued in July 2004 and repayable on 1st January 2009 will be sufficient to cover the spending and investment necessary for its operation and the servicing of its debt.

11 Research and development

At the group level, 3.6m euros was spent on development in 2005. At Altran Technologies S.A., none were activated.

12.1 MAIN TRENDS

In France, the work, started in the second half of 2005, on the restructuring of its services offered and the re-organisation of its teams in order to adapt to market demands, aims to allow the Group to return to growth as quickly as possible.

Abroad, the Group intends to continue the development registered in 2005. With regard to profitability, the Group points out that in 2006 it will maintain its efforts to improve its margins via the continuation of its costs reduction plan. Despite the investment in the modernisation of the Group, the current operating margin is expected to continue to increase on a six-monthly basis.

12.2 EVENTS AFTER THE CLOSE

On 9th March 2006 the Group announced the launch of an employee share ownership programme for all European employees of the Group, i.e. almost 95 per cent of the Group's entire workforce. This employee share scheme accompanies the Altran 2008 strategic plan and reflects the Group's intention to be a model employer. This operation should also help strengthen links between the Group and its employees, offering them the possibility of being more closely associated to possible developments and future performances of the Group.

These shares are offered to all of the Group's employees in France, Germany, Spain, Italy, the UK, Ireland, Sweden, Switzerland, Belgium, Luxembourg, the Netherlands, Portugal and Austria, who will be eligible for the Group's savings plan, or the savings plan of the international Group, pending local authorisation in some of these countries.

The shares will be subscribed in line with the legislation applicable in the different countries at which the offering is aimed, either directly, or through company investment funds. In certain countries, a capital protected leveraged offer will be made to employees.

Shareholders of the Altran Technology Company, who met for a Combined General Meeting on 29th June 2005, authorised the Board to increase the share capital, in one or several operations, by up to a maximum of ten million euros, by the issue of new shares or of other securities, giving access to the Group's capital, reserved for participants in a savings plan of the Company and of French companies which are linked to it in line with the conditions set out in article L. 225-180 of the Commercial Code and L. 444-3 of the Labour Code. The shareholders also decided that the Board will be able to plan the free award of shares or of other securities giving access to the Company's capital, it being understood that the total benefit resulting from this award in terms of the Company contribution, or, if applicable, the discount on the subscription price, cannot exceed the statutory or regulatory limits.

On the basis of this authorisation, the Board, after authorisation by the Supervisory Board, decided on 10th March 2006 on the principle of issuing ordinary shares for the benefit of employees and on the principle of the issue and award of Altran Technology warrants for employees in certain countries, as a substitution for a discount.

The Board, or by delegation its Chairman, will decide the details of the employee share issue and of the issue and award of warrants, on a subsequent date, set at 11th May 2006.

In connection with this decision the Board, or by delegation its Chairman, will decide on the subscription price of the new shares which will be, depending on the country, equal to:

- either 80 per cent of the reference price;
- or 100 per cent of the reference price; in this case, warrants will be awarded free of charge to the company investment fund, in the name of and on behalf of the employees, as substitution for the discount, in line with the amount of the subscriptions concluded.

The reference price will be decided by the Board, or by delegation its Chairman, and will be equal to the average opening prices of the Altran Technologies share on the Eurolist market of Euronext Paris S.A. over the twenty (20) stock market days preceding the date of the decision of the Altran Technologies Board, or by delegation, its Chairman, setting the opening date of the subscription.

The maximum number of Altran Technologies shares which can be issued in connection with this offer, including the shares issued on exercise of the warrants, is 6,000,000 shares (corresponding to a maximum capital increase of 3,000,000 million euros of nominal).

The new Altran Technologies shares created will pay dividends from 1st January 2005 onwards.

13 Forecasts

The different markets on which the Group operates (management and strategy consultancy, technology and R&D consultancy, information systems and organisation consultancy) are expected to continue to grow in 2006. This will provide a firm foundation on which to consolidate business undertaken and continue the necessary re-organisation of the Group's activities. The Altran Group will not provide precise forecasts for its 2006 annual results.

14.1 GENERAL MANAGEMENT - CORPORATE OFFICERS P. 34

14.2 POSSIBLE CONFLICTS OF INTEREST BETWEEN MEMBERS OF THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD P. 47

14.1 GENERAL MANAGEMENT - CORPORATE OFFICERS

Incorporated on 14th January 1970 as a public limited company with a Management Board, the Company took the form of a public limited company with a Management Board and Supervisory Board during the Combined General Meeting of 29th June 2005. This method of administration allows it to separate management functions and powers from management supervision.

The functions of management and directorship are exercised by the Management Board, and the function of supervision by the Supervisory Board.

Composition of the Board of Directors from 1st January 2005 to 29th June 2005

Alexis KNIAZEFF, director, Chairman of the Management Board and General Manager, director from 01/01/2005 to 19/05/2005.

Christophe AULNETTE:

- Deputy General Manager from 23/03/2005 to 19/05/2005;
- Director from 15/04/2005 to 29/06/2005;
- Chairman of the Board of Directors and General Manager from 19/05/2005 to 29/06/2005.

Jean-Louis ANDREU: director from 30/06/2003 to 29/06/2005.

Guylaine SAUCIER: director from 30/06/2003 to 29/06/2005.

Yann. DUCHESNE: director from 30/06/2003 to 29/06/2005.

Yves de CHAISEMARTIN: director from 15/04/2005 to 29/06/2005.

Dominique de CALAN: director from 04/05/2005 to 29/06/2005.

Michel SENAMAUD: director from 15/06/2005 to 29/06/2005.

Eric ALBRAND was appointed Deputy General Manager on 07/10/2004, this mandate ended on 29/06/2005.

Alexis KNIAZEFF resigned from his mandates of Director and Chairman of the Board of Directors and of General Manager on 19th May 2005.

Christophe AULNETTE was appointed to the positions of Chairman and General Manager replacing Alexis KNIAZEFF on 19th May 2005.

Composition of Supervisory Board from 30th June 2005 to 31st December 2005

Name	Date of first appointment	Mandate expiry date	Main mandates and functions in the Company
Yves de CHAISEMARTIN	29/06/2005	General meeting voting on year ending 31/12/2008	Member of the Supervisory Board and Chairman
Michel SENAMAUD	29/06/2005	General meeting voting on year ending 31/12/2008	Member of the Supervisory Board and Vice-Chairman
Dominique de CALAN	29/06/2005	General meeting voting on year ending 31/12/2008	Member of the Supervisory Board
Roger ALIBAULT	29/06/2005	General meeting voting on year ending 31/12/2008	Member of the Supervisory Board
Guylaine SAUCIER	29/06/2005	General meeting voting on year ending 31/12/2008	Member of the Supervisory Board

Yves de CHAISEMARTIN and Michel SENAMAUD were appointed Chairman of the Supervisory Board and Vice-Chairman of the Supervisory Board respectively on 30th June 2005.

Composition of the Management Board from 30th June 2005 to 31st December 2005

Name	Date of first appointment	Mandate expiry date	Main function in the Company
Christophe AULNETTE	30/06/2005	30/06/2007	Chairman of the Board
Éric ALBRAND	30/06/2005	30/06/2007	Member of the Board

Board members were appointed by the Supervisory Board during the meeting of 30th June 2005.

Mandates and functions exercised by corporate officers in all companies over the last five years

Christophe AULNETTE, Chairman of the Board

Year	Mandates and functions exercised	Name of company
2001	Manager	SARL Microsoft France
2002	Manager	SARL Microsoft France
2003	Manager	SARL Microsoft France
	Chairman and General Manager	Microsoft France (changed into SAS on 30th April 2003)
2004	Chairman and General Manager	SAS Microsoft France
2005	Chairman	Altran France Executive Management SAS since 21/10/2005
	Permanent representative of Altran Technologies	On Management Board of Axiem since 21st October 2005
	Chairman and General Manager	Microsoft France until 18/02/2005

Éric Albrand, Board Member

Year	Mandates and functions exercised within the Group	Name of company
2001	Board Member	SLIVARENTE
2002	Board Member	SLIVARENTE
		FCI MICROCONNECTIONS since 26/04/2002
		FCI CONNECTORS UK Ltd since 08/07/2002
2003	Board Member	ALTRAN BELGIUM SA since 24/04/2003
		ALTRAN Luxembourg since 13/06/2003
		ALTRAN (SWITZERLAND) SA since 10/11/2003
		ACS HOLDINGS (SA) since 28/04/2003
		ARTHUR D. LITTLE INC (SA) since 28/04/2003
		ALTRAN CONSULTING SYSTEMS (SA) since 28/04/2003
		ALTRAN CONSULTING SOLUTIONS (SA) since 28/04/2003
		ARTHUR D. LITTLE NORTH AMERICA (SA) since 28/04/2003
		SLIVARENTE
		FCI MICROCONNECTIONS until 29/04/2003
		FCI CONNECTORS UK Ltd until 1/03/2003
	Deputy Director	ALTRAN ITALIA (SL) since 16/05/2003
	Director	ALTRAN IRELAND (SL) since 23/04/2003
		ALTRAN NETHERLANDS (SL) since 11/06/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) since 12/06/2003
		ALTRAN UK (SL) since 23/04/2003
		ALTRAN INTERNATIONAL (SL) since 11/06/2003
		ARTHUR D. LITTLE INC (SA) since 28/04/2003
		ALTRAN TECHNOLOGIES INC (SA) since 03/06/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) since 23/04/2003
	Manager	ALTRAN Portugal (SL) since 21/05/2003
		ALTRAN IRELAND (SL) since 23/04/2003
		ALTRAN NETHERLANDS (SL) since 11/06/2003
		ALTRAN DEUTSCHLAND (SL) since 13/05/2003
		ALTRAN INTERNATIONAL (SL) since 11/06/2003
		ALTRAN AUSTRIA (SL) since 20/10/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) since 12/06/2003
		ALTRAN UK (SL) since 23/04/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) since 23/04/2003
	Secretary	ALTRAN ITALIA (SL) since 16/05/2003
		ALTRAN IRELAND (SL) since 23/04/2003
	Officer	ALTRAN UK (SL) since 23/04/2003
	Treasurer and secretary	ACS HOLDINGS (SA) since 28/04/2003
		ALTRAN CONSULTING SYSTEMS (SA) since 28/04/2003
		ALTRAN CONSULTING SOLUTIONS since 28/04/2003
	Apoderado	UBICA SOLUTIONS (SL) since 17/09/2003
2004	Board Member	ALTRAN BELGIUM SA since 24/04/2003
		ALTRAN Luxembourg since 13/06/2003
		ALTRAN (SWITZERLAND) SA since 10/11/2003
		ACS HOLDINGS (SA) since 28/04/2003
		ARTHUR D. LITTLE INC (SA) since 28/04/2003
		ALTRAN CONSULTING SYSTEMS (SA) since 28/04/2003

Year	Mandates and functions exercised within the Group	Name of company
		ALTRAN CONSULTING SOLUTIONS (SA) since 28/04/2003
		ARTHUR D. LITTLE NORTH AMERICA (SA) since 28/04/2003
		ALTRAN USA HOLDINGS (SA) since 09/11/2004
	Deputy Director	SLIVARENTE
	Director	ALTRAN ITALIA (SL) since 16/05/2003
		ALTRAN IRELAND (SL) since 23/04/2003
		ALTRAN NETHERLANDS (SL) since 11/06/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) since 12/06/2003
		ALTRAN UK (SL) since 23/04/2003
		ALTRAN INTERNATIONAL (SL) since 11/06/2003
		ARTHUR D. LITTLE INC (SA) since 28/04/2003
		ALTRAN TECHNOLOGIES INC (SA) since 03/06/2003
	Director	ALTRAN HOLDINGS (SINGAPORE) (SL) since 23/04/2003
		ALTRAN Portugal (SL) since 21/05/2003
		ALTRAN IRELAND (SL) since 23/04/2003
		ALTRAN NETHERLANDS (SL) since 11/06/2003
		ALTRAN DEUTSCHLAND (SL) since 13/05/2003
		ALTRAN INTERNATIONAL (SL) since11/06/2003
		ALTRAN AUSTRIA (SL) since 20/10/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) since 12/06/2003
	Secretary	ALTRAN UK (SL) since 23/04/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) since 23/04/2003
	Officer	ALTRAN ITALIA (SL) since 16/05/2003
	Treasurer and secretary	ALTRAN IRELAND (SL) since 23/04/2003
		ALTRAN UK (SL) since 23/04/2003
		ACS HOLDINGS (SA) since 28/04/2003
	Apoderado	ALTRAN CONSULTING SYSTEMS (SA) since 28/04/2003
		ALTRAN CONSULTING SOLUTIONS since 28/04/2003
		ALTRAN CORPORATION (SL) since 05/01/2004
		UBICA SOLUTIONS (SL) since 17/09/2003
		STRATEGY CONSULTORS CONSULTORIA P.O.E. (SL) since 03/03/2004
2005	Board Member	ALTRAN BELGIUM SA since 24/04/2003
		ALTRAN Luxembourg since 13/06/2003
		ALTRAN (SWITZERLAND) SA since 10/11/2003
		ACS HOLDINGS (SA) since 28/04/2003
		ARTHUR D. LITTLE INC (SA) since 28/04/2003
		ALTRAN CONSULTING SYSTEMS (SA) since 28/04/2003
		ALTRAN CONSULTING SOLUTIONS (SA) since 28/04/2003
		ARTHUR D. LITTLE NORTH AMERICA (SA) since 28/04/2003
		ALTRAN USA HOLDINGS (SA) since 09/11/2004
	Deputy Director	ALTRAN TECHNOLOGIES (INC) since 01/10/2005
	Director	ALTRAN ITALIA (SL) since 16/05/2003
		ALTRAN IRELAND (SL) since 23/04/2003
		ALTRAN NETHERLANDS (SL) since 11/06/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) since 12/06/2003
		ALTRAN UK (SL) since 23/04/2003
		ALTRAN INTERNATIONAL (SL) since 11/06/2003
		ARTHUR D. LITTLE INC (SA) since 28/04/2003

Year	Mandates and functions exercised within the Group	Name of company
	Director	ALTRAN TECHNOLOGIES INC (SA) since 03/06/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) since 23/04/2003
		ALTRAN Portugal (SL) since 21/05/2003
		ALTRAN IRELAND (SL) since 23/04/2003
		ALTRAN NETHERLANDS (SL) since 11/06/2003
		ALTRAN DEUTSCHLAND (SL) since 13/05/2003
		ALTRAN INTERNATIONAL (SL) since 11/06/2003
		ALTRAN AUSTRIA (SL) since 20/10/2003
		INTERNATIONAL BUSINESS DEVELOPMENT (SL) since 12/06/2003
		ALTRAN UK (SL) since 23/04/2003
		ALTRAN HOLDINGS (SINGAPORE) (SL) since 23/04/2003
		ALTRAN ITALIA (SL) since 16/05/2003
	Permanent Representative	ALTRAN ESTUDIOS SERVICIOS Y PROJECTOS (SL) since 27/07/2005
		CGS EXECUTIVE SEARCH SARL (SARL) since 06/07/2005
		ETHNOS (SARL) since 06/07/2005
	Secretary	D'ALTRAN Luxembourg SA dans la société DCE CONSULTANTS Luxembourg since 30/05/2005
	Officer	D'ALTRAN TECHNOLOGIES SA dans la société ALTRAN Luxembourg
	Consejero delegado et vocal	ALTRAN IRELAND (SL) since 23/04/2003
		ALTRAN UK (SL) since 23/04/2003
	Treasurer and secretary	ACS HOLDINGS (SA) since 28/04/2003
		ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS (SL) since 27/07/2005
	Apoderado	ALTRAN CONSULTING SYSTEMS (SA) since 28/04/2003
		ALTRAN CONSULTING SOLUTIONS since 28/04/2003
		ALTRAN CORPORATION (SL) since 05/01/2004
		UBICA SOLUTIONS (SL) since 17/09/2003
		STRATEGY CONSULTORS CONSULTORIA P.O.E. (SL) since 03/03/2004

Yves de CHAISEMARTIN, Chairman of Supervisory Board

Year	Mandates and functions exercised	Name of company
2001	Manager	JOURNAPHONE
		PROCOREC
		PROMOLOUVRE
		PROMOPORTE
	Chairman of the Management Board	DELAROCHE SA
		SODEN
	Chairman and General Manager	SOCPRESSE
	Board Member	CADREMPLOI
		DELAROCHE SA
		FIGARO HOLDING
		INTER REGIES SA
		PUBLIPRINT
		S.E.R.P.O
		S.P.C.O
		SOCIÉTÉ DU FIGARO

Year	Mandates and functions exercised	Name of company
		SODINFOR
	Chairman of the Board	SOCIÉTÉ DE GESTION DU FIGARO
	Chairman	SMRL
	Permanent representative of SOCPRESSE	Au Conseil d'Administration D.I.P.O
		Au Conseil d'Administration PRESSE NORD
	Permanent representative of PUBLIPRINT	Au Conseil d'Administration E.D.P
	Permanent representative of S.E.F.L	Au Conseil d'Administration FRANPRESSE
	Permanent representative of S.E.R.P.O	Au Conseil d'Administration FAP
	In Belgium:	
	Director of the company	NORD ÉCLAIR BELGE
	Deputy Director	ROSSEL ET CIE SA
2002	Manager	JOURNAPHONE
		PROCOREC
		PROMOLOUVRE
		PROMOPORTE
		PUBLICITÉ ANNONCES
		SCPI
	Chairman and General Manager	SOCPRESSE
	Chairman	SMRL
		SOC INVEST 1
		SOC INVEST 2
		CONSEIL SUPÉRIEUR MESSAGERIES
	Chairman of the Management Board	SOCIÉTÉ DE GESTION DU FIGARO
	Chairman of the Management Board	DELAROCHE SA
		SODEN
	Member of the Supervisory Board	F.C.N.A
	Sole Director	G.I.E DU 31 RUE DES JEUNEURS
	Board Member	CADREMPLOI
		DELAROCHE SA
		FIGARO HOLDING
		INTER REGIES SA
		LE BIEN PUBLIC
		PUBLIPRINT
		S.E.R.P.O
		S.P.C.O
		SOCIÉTÉ DU FIGARO
		SODINFOR
		L'EST RÉPUBLICAIN
	Permanent representative of PUBLIPRINT	Au Conseil d'Administration d' E.D.P
	Permanent representative of S.E.F.L	Au Conseil d'Administration FRANPRESSE
	Permanent representative of S.E.R.P.O	Au Conseil d'Administration FAP
	Permanent representative of SOCPRESSE	Au Conseil d'Administration D.I.P.O
		Au Conseil d'Administration PRESSE NORD
	In Belgium:	
	Board Member	NORD ÉCLAIR BELGE
	Board Member Délégué	ROSSEL ET CIE SA
	In Japan :	
	Director Board of Directors	FIGARO MAGAZINE YK

Year	Mandates and functions exercised	Name of company
2003	Manager	JOURNAPHONE
		PROCOREC
		PROMOLOUVRE
		PROMOPORTE
		PUBLICITÉ ANNONCES
		SCPI
	Chairman and General Manager	SOCPRESSE
	Chairman	SMRL
		SOC INVEST 1
		SOC INVEST 2
		SOC INVEST 3
		SOC INVEST 4
		CONSEIL SUPÉRIEUR MESSAGERIES
	Chairman du Directoire	SOCIÉTÉ DE GESTION DU FIGARO
		SOCPRESSE
	Vice-Chairman of Supervisory Board	FIGARO HOLDING
	Sole Director	G.I.E DU 31 RUE DES JEUNEURS
	Board Member	CADREMPLOI
		DELAROCHE SA
		EXPLORIMMO
		LE BIEN PUBLIC
		PUBLIPRINT
		SOCIÉTÉ DU FIGARO
		VOIX DU NORD INVESTISSEMENT
		L'EST RÉPUBLICAIN
	Member of the Supervisory Board	VIVOLIO
		F.C.N.A
	Member of Management Committee	MOTEURPRINT
	Permanent representative of PUBLIPRINT	Au Conseil d'Administration d' E.D.P
	In Belgium:	
	Director of the company	NORD ÉCLAIR BELGE
	Deputy Director	ROSSEL ET CIE SA
	In Japan:	
	Director Board of Directors	FIGARO MAGAZINE YK
2004	Manager	JOURNAPHONE
		PROMOLOUVRE
		PROMOPORTE
		SCPI
	Chairman	SMRL
		SOC INVEST 1
		SOC INVEST 2
		SOC INVEST 3
		SOC INVEST 4
		CONSEIL SUPÉRIEUR MESSAGERIES
	Sole Director	G.I.E DU 31 RUE DES JEUNEURS
	Director of	CADREMPLOI
		DELAROCHE SA
		ÉDITIONS GÉNÉRATION

Year	Mandates and functions exercised	Name of company
		EXPLORIMMO
		LE BIEN PUBLIC
		PUBLIPRINT
		SOCIETE DU FIGARO AGO
		VOIX DU NORD INVESTISSEMENT
		L'EST RÉPUBLICAIN
	Chairman of the Board	SOCIETE DE GESTION DU FIGARO
		SOCPRESSE
	Vice-Chairman of Supervisory Board	FIGARO HOLDING
		GROUPE EXPRESS EXPANSION
	Member of the Supervisory Board	F.C.N.A
	In Belgium:	
	Board Member	NORD ÉCLAIR BELGE
	Deputy director	ROSSEL ET CIE SA
	In Japan:	
	Director Board of Directors	FIGARO MAGAZINE
2005	Chairman	SMRL
		CONSEIL SUPERIEUR MESSAGERIES
	Sole Director	G.I.E DU 31 RUE DES JEUNEURS
	Board Member	CADREMPLOI
		ÉDITIONS GÉNÉRATION
		EXPLORIMMO
		L'EST RÉPUBLICAIN
	Vice-Chairman of Supervisory Board	FIGARO HOLDING
	Member of the Supervisory Board	F.C.N.A
	In Belgium:	
	Deputy director	ROSSEL ET CIE SA

Michel SENAMAUD, Vice-Chairman of Supervisory Board

Year	Mandates and functions exercised	Name of company
2001	Chairman	SAS Franpresse
		SAS Sodinfor
	Board Member	SA Cadremploi
		SA Explorimmo
		SA Presse Nord
		SA Publiprint
		SASP Football Club de Nantes
		SA Salt
		SA Socpresse
		SA Société du Figaro
		SA SODEN
	Member of the Supervisory Board	SA Figaro Holding
	Member of the Board	SA Société de Gestion du Figaro
2002	Chairman	SAS Franpresse
		SAS Sodinfor
	Board Member	SA Cadremploi
		SA Explorimmo
		SA Presse Nord
		SA Publiprint
		SASP Football Club de Nantes
		SA SALT
		SA Société du Figaro
		SA SODEN
	Member of the Supervisory Board	SA Figaro Holding
	Member of the Board	SA Société de Gestion du Figaro
		SA Socpresse
2003	Chairman	SAS Franpresse
		SAS Sodinfor
	Board Member	SA Cadremploi
		SA ÉDITIONS Génération
		SA Explorimmo
		SA Presse Nord
		SA Publiprint
		SA Société du Figaro
		SA Salt
		SASP Football Club de Nantes
		SA Figaro Holding
	Member of the Supervisory Board	SA groupe Express Expansion
	Member of the Board	SA Socpresse
		SA Société de Gestion du Figaro
2004	Chairman	SAS Franpresse
		SAS Sodinfor
	Board Member	SA Cadremploi
		SA ÉDITIONS Génération
		SA Explorimmo
		SA Presse Nord

Year	Mandates and functions exercised	Name of company
		SA Publiprint
		SASP Football Club de Nantes
		SA Salt
		SA Société du Figaro
	General Manager	SA Société du Figaro
	Member of the Supervisory Board	SA Figaro Holding
		SA groupe Express Expansion
	Member of the Board	SA Socpresse
		SA Société de Gestion du Figaro
2005	No mandate or function exercised outside the Altran Company	

Guylaine SAUCIER, member of the Supervisory Board

Year	Mandates and functions exercised	Name of company
2001	Board Member	Petro – Canada since 1991
		Nortel Networks from 1997 to 2005
		Axa Canada since 1987
		Banque from Montréal since 1992
		Tembec Inc from 1991 to 2005
	Chairwoman	Mixed Committee on Corporate Governance (ICCA-CDNX-TSX) (2001-2002)
2002	Board Member	Petro – Canada since 1991
		Nortel Networks from 1997 to 2005
		Axa Canada since 1987
		Banque from Montréal since 1992
		Tembec Inc from 1991 to 2005
	Chairwoman	Mixed Committee on Corporate Governance (ICCA-CDNX-TSX) (2001-2002)
2003	Board Member	Petro – Canada since 1991
		Nortel Networks from 1997 to 2005
		Axa Canada since 1987
		Banque from Montréal since 1992
		Tembec Inc from 1991 to 2005
2004	Board Member	Petro – Canada since 1991
		Nortel Networks from 1997 to 2005
		Axa Canada since 1987
		Banque from Montréal since 1992
		Tembec Inc from 1991 to 2005
2005	Board Member	Petro – Canada since 1991
		Nortel Networks from 1997 to 2005
		Axa Canada since 1987
		Banque from Montréal since 1992
		Tembec Inc from 1991 to 2005
		CHC Helicopter since 2005

Dominique de CALAN, member of the Supervisory Board

Year - Date of start and end of year	Nature of mandate or of functions exercised in all companies outside the ALTRAN Group	Company
2001	Board Member	ADEPT
	Board Member	AGIRC
	Vice-Chairman	APEC
	Vice-Chairman	AFPA
	Vice-Chairman	UNPMI (CGPME)
	Founding member - treasurer	AREAT
	Member of the Supervisory Board	Bretagne Développement
19/11/2001 start	Board Member	SABEMEN
	Board Member	SDR de Bretagne
	Vice-Chairman	OPCAIM
	General Deputy Assistant	UIMM
17/12/2002 start	Board Member	Giat Industries
	Board Member	ADEPT
28/03/2002	Observer	Brittany Ferries
	Board Member	AGIRC
27/06/2002	Vice-Chairman	GIE AGIRC-ARRCO
	Vice-Chairman	APEC
	Vice-Chairman	AFPA
	Vice-Chairman	UNPMI (CGPME)
	Founding member - treasurer	AREAT
	Member of the Supervisory Board	Bretagne Développement
	Board Member	SABEMEN
	Board Member	SDR de Bretagne
	Vice-Chairman	OPCAIM
	General Deputy Assistant	UIMM
16 octobre 2002	Vice-Chairman	ETHIC
2003	Board Member	Giat Industries
	Board Member	ADEPT
28/03/2003 renewed	Observer	Brittany Ferries
	Board Member	AGIRC
	Vice-Chairman	GIE AGIRC-ARRCO
	Vice-Chairman	APEC
	Vice-Chairman	AFPA
	Vice-Chairman	UNPMI (CGPME)
Mai 2003	Chairman	AREAT
	Member of the Supervisory Board	Bretagne Développement
	Board Member	SABEMEN
	Board Member	SDR de Bretagne
	Chairman	OPCAIM
	General Deputy Assistant	UIMM
	Vice-Chairman	ETHIC
2004	Board Member	Giat Industries
	Board Member	ADEPT
	Observer	Brittanny Ferries
29/01/2004	Chairman	AGIRC

Year - Date of start and end of year	Nature of mandate or of functions exercised in all companies outside the ALTRAN Group	Company
22/06/2004	Chairman	GIE AGIRC-ARRCO
	Vice-Chairman	APEC
	Vice-Chairman	AFPA
	Vice-Chairman	UNPMI (CGPME)
	Substitute Board Member	FUP
09/12/2004	Chairman	AREAT
30/06/2004 end	Member of the Supervisory Board	Bretagne Développement
2004 end	Board Member	SABEMEN
27/05/2004 end	Chairman	OPCAIM
	Board Member	SDR de Bretagne
	General Deputy Assistant	UIMM
	Vice-Chairman	ETHIC
28/07/2005 renewed	Board Member	Giat Industries
	Board Member	ADEPT
	Observer	Brittanny Ferries
	Chairman	AGIRC
	Chairman	GIE AGIRC-ARRCO
	Vice-Chairman	APEC
	Vice-Chairman	AFPA
	Vice-Chairman	UNPMI (CGPME)
	Substitute Board Member	FUP
	Chairman	AREAT
	Vice-Chairman	OPCAIM
	General Deputy Assistant	UIMM
Since 26/01/2005	Board Member	CTIP
	Vice-Chairman	ETHIC

Roger ALIBAULT, member of the Supervisory Board

Year	Mandates and functions exercised	Name of company
2001	Chairman General Manager	APEX – GAEC SA
2002	Chairman General Manager	APEX – GAEC SA
2003	Chairman General Manager	APEX – GAEC SA
2004	Chairman General Manager	APEX – GAEC SA
2005	Chairman General Manager	APEX – GAEC SA
		APEX PROVENCE
	Manager	APEX FIDUS HYERES

Yann. DUCHESNE

Year	Mandates and functions exercised	Name of company
2001	Board Member	Ipsos
	Member of the Supervisory Board	groupe Laurent Perrier
	General Manager	Doughty Hanson
	Chairman	SAFT
		Balta Industries
2002	Board Member	Ipsos
	Member of the Supervisory Board	groupe Laurent Perrier
	General Manager	Doughty Hanson
	Chairman	SAFT
		Balta Industries
2003	Board Member	Ipsos
	Member of the Supervisory Board	groupe Laurent Perrier
	General Manager	Doughty Hanson
	Chairman	SAFT
		Balta Industries
2004	Board Member	Ipsos
	Member of the Supervisory Board	groupe Laurent Perrier
	General Manager	Doughty Hanson
	Chairman	SAFT
		Balta Industries
2005	Board Member	Ipsos
	Member of the Supervisory Board	groupe Laurent Perrier
	General Manager	Doughty Hanson
	Chairman	SAFT
		Balta Industries

Jean-Louis ANDREU

No other mandate outside the Altran Group was exercised in 2005.

Conviction for fraud, administration of liquidation, penalties against members of management structures

As far as Altran Technologies is aware, no member of the Management Board or Supervisory Board has, over the last five years:

- been convicted for fraud;
- been associated with a bankruptcy procedure, receivership or liquidation;
- has been indicted or has been the subject of official public sanctions pronounced by a statutory or regulatory authority (including designated professional bodies).

As far as Altran Technologies is aware, no member of the Management Board or Supervisory Board has, over the last five years, been prevented by a court from acting in his capacity as member of an administrative, management or supervisory body of an issuer, or from participating in the management or the affairs of the business of an issuer.

Expertise and experience of the members of the Supervisory Board and the Management Board

The Management Board and the Supervisory Board are composed of people who contribute, in different areas, either knowledge and experience of the business, or several years' experience of the management of international companies and consequently who are in a position to contribute their expertise and/or experience to the Company in the area of management.

14.2 POSSIBLE CONFLICTS OF INTEREST BETWEEN MEMBERS OF THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD

As far as Altran Technologies is aware:

- there is no conflict of interest between the duties towards Altran Technologies of any of the members of the Supervisory Board and Management Board, and their private interests and/or other duties;
- there is no family link between any of the members of the Management Board and the Supervisory Board.

15.1 REMUNERATION OF CORPORATE OFFICERS P. 48
15.1.1 Remuneration of Supervisory Board Members p. 48
15.1.2 Remuneration Policy for Management Board Members p. 49
15.1.3 Remuneration Policy for Board Members p. 50
15.2 VARIOUS COMMITMENTS UNDERTAKEN BY THE COMPANY FOR THE BENEFIT OF CORPORATE OFFICERS P. 50
15.3 TABLE SUMMARISING STOCK OPTIONS GRANTED TO CORPORATE OFFICERS P. 50

15.1 REMUNERATION OF CORPORATE OFFICERS

The gross remuneration and benefits of all kinds granted to the corporate officers by the Company, and by subsidiaries and affiliates totalled 1,588,438 euros in 2005.

15.1.1 Remuneration of Supervisory Board Members

Members of the Supervisory Board, with the exception of the Chairman and Vice-Chairman receive no remuneration other than directors' fees.

In its thirtieth resolution, the Combined General Meeting of 29th June 2005 set a maximum of 590,000 euros for directors' fees.

A motion will be put forward at the General Meeting approving the 2005 accounts to pay 440,000 euros for 2006 and for subsequent years until a decision is made to the contrary.

Remuneration details for members of the Supervisory Board:

Yves de CHAISEMARTIN - Chairman of Supervisory Board:

Gross remuneration paid by a controlled company in connection with his corporate mandate: None.

Exceptional gross remuneration paid by the Company in connection with corporate mandate: 65,000 euros.

Benefits in kind granted by the Company in connection with corporate mandate: None.

Directors' fees received from the Company: 35 000 euros.

Michel SENAMAUD - Vice-Chairman of Supervisory Board:

Gross remuneration paid by a controlled company in connection with his corporate mandate: None.

Exceptional gross remuneration paid by the Company in connection with corporate mandate: 45,000 euros.

Benefits in kind granted by the Company in connection with corporate mandate: None.

Directors' fees received from the Company: 2,917 euros in connection with his director's mandate and 35,000 euros in connection with mandate as member of the Supervisory Board.

Dominique de CALAN - member of Supervisory Board:

Directors' fees paid by the Company: 11,667 euros in connection with his director's mandate and 40,000 euros in connection with his Supervisory Board mandate.

Roger ALIBAULT - member of the Supervisory Board:

Directors' fees paid by the Company: 35,000 euros.

Guylaine SAUCIER - member of the Supervisory Board:

Directors' fees paid by the Company: 75,000 euros in connection with her director's mandate and 75,000 euros in connection with her Supervisory Board mandate.

15.1.2 Remuneration Policy for Management Board Members

Remuneration paid by the Group to corporate officers (salaries and benefits in kind) totalled 1,213,431 euros in 2005. The table below presents the details of remuneration of corporate officers for 2005:

Remuneration of Directors on the Board

	2005			
	Fixed	Variable	Others	Total
Christophe Aulnette (*)	313,050	280,000	-	593,050
Éric Albrand	360,381	260,000	-	620,381
Total	673,431	540,000		1,213,431

(*) *From 23 March 2005 onwards.*

The conditions determining variable remuneration of Board members are detailed below.

Christophe AULNETTE, Chairman of the Management Board

Gross remuneration paid by the Company in 2005 in connection with his corporate mandate: 313,050 euros (from 23rd March 2005 onwards).

Gross remuneration paid by a controlled company in connection with his corporate mandate: None.

Gross variable remuneration for 2005 paid in February 2006 by the Company in connection with his corporate mandate: 280,000 euros.

Exceptional gross remuneration paid by the Company in connection with corporate mandate: None.

Benefits in kind granted by the Company in connection with corporate mandate: None.

Criteria for awarding variable remuneration corresponding to a total package of 300,000 euros:

- 100,000 euros for increase in EBIT;
- 100,000 euros for increase in margin;
- 100,000 euros for implementation of Group strategy.

Christophe AULNETTE, whose employment contract was suspended when his corporate mandate took effect, will benefit, in the event of a termination of his contract after the latter is once again in force following his corporate mandate, from compensation equivalent to (i) 36 months total remuneration, if the termination occurs during the first 24 months from the date that his employment contract comes into force, (ii) 24 months total remuneration if the termination occurs during the subsequent 24 months.

Éric ALBRAND, Management Board Member

Gross remuneration paid by the Company in 2005 in connection with his corporate mandate: 360,381 euros.

Gross remuneration paid by a controlled company in connection with his corporate mandate: None.

Gross variable remuneration for 2005 paid in February 2006 by the Company in connection with his corporate mandate: 260,000 euros.

Balance of the variable part for the 2004 financial year and paid by the Company in February 2005: 80,000 euros.

Benefits in kind granted by the Company in connection with corporate mandate: None.

Criteria for awarding variable remuneration corresponding to a total package of 300,000 euros:

- 75,000 euros for increase in EBIT;
- 75,000 euros for the implementation of internal supervision procedures;
- 75,000 euros for improvement of the cash position;
- 75,000 euros for contribution to Group strategy.

Éric ALBRAND, whose employment contract was suspended when his corporate mandate took effect, will benefit, in the event of termination of his employment contract when this is once again in force after his corporate mandate, from compensation equivalent to 24 months of total remuneration.

15.1.3 Remuneration Policy for Board of Directors

Jean-Louis ANDREU – Director until 29th June 2005

Directors' fees paid by the Company: 35,000 euros.

Yann DUCHESNE – Director until 29th June 2005

Directors' fees paid by the Company: 35,000 euros.

Alexis KNIAZEFF – Director and Chairman of the Board of Directors until 19th May 2005

Gross remuneration paid by the Company in connection with his corporate mandate: 180,575 euros.

Gross remuneration paid by a controlled company in connection with his corporate mandate: None. Exceptional gross remuneration paid by the Company in connection with corporate mandate: None. Benefits in kind granted by the Company: 4,432 euros.

15.2 VARIOUS COMMITMENTS UNDERTAKEN BY THE COMPANY FOR THE BENEFIT OF CORPORATE OFFICERS

The are no commitments benefiting Board members corresponding to remuneration, financial exchanges or advantages due or likely to be due as a result of the cessation or the change of functions, or subsequent to these, with the exception of items expanded on in § 15.1.2.

15.3 TABLE SUMMARISING STOCK OPTIONS GRANTED TO CORPORATE OFFICERS

No member of the Supervisory Board was awarded stock-options in 2005.

All options awarded to directors and employees take the form of options to subscribe to new shares.

Altran Technologies share options awarded to Christophe Aulnette, Chairman of the Management Board

	Plan of 15th June 2005	Plan of 20th December 2005
Exercise price	7.24	9.62
Expiry date	15th June 2013	20th December 2013
Options awarded during the year	200,000	120,000
Options exercised during the year	-	-
Options existing at 31st December 2005	200,000	120,000

Altran Technologies share options awarded to Éric Albrand, Management Board Member

	Plan of 11th March 2003	Plan of 24th June 2003	Plan of 29th June 2004	Plan of 20th December 2005
Exercise price	2.97	6.73	9.37	9.62
Expiry date	11th March 2011	24th June 2008	29th June 2012	20th December 2013
Options awarded during the year	42,693	106,734	80,000	90,000
Options exercised during the year	-	-	-	-
Options existing at 31st December 2005	42,693	106,734	80,000	90,000

16 Operation of supervisory and management structures

Information concerning the operation of supervisory and management structures is to be found in appendix 1 of this reference document, under "Report from the Chairman of the Supervisory Board on how the work of his Board is organised and prepared, and the internal supervisory procedures".

17.1 EMPLOYEE DATA

17.1.1 Changes in staff numbers

The total number of employees on 31st December 2005 was 16,152, as detailed below.

Number of employees


16,600
16,450
16,300
16,150
16,000
16,429
16,571
16,446
16,378
16,282
16,129
16,152
-294
June 04
Sept. 04
Dec. 04
March 05
June 05
Sept. 05
Dec. 05

17.1.2 Invoicing ratios

In line with the commitments made on publication of the 2004 results the Group has had its internal audit department review the monthly data of subsidiaries concerning invoicing ratios. Complementary work was also commissioned by the Group.

On the basis of this, it appears that:

- the methodology for calculating the invoicing ratio is satisfactory;
- there is room for improvement in the area of the documentation of retrieved data which is not from an accounting information system.

With the agreement of the audit committee, a working programme was defined for the quarters to come, with a view to improving each of these points, which will be systematically reviewed by the internal audit department.

The rate published may currently be considered as reflecting the reality of the Group's economic activities, but its level can still be adjusted.

The interpretation of the invoicing ratio published cannot be done in isolation and needs comparative data over several periods, which is not currently available.

The invoicing ratio, which on average was 84.1 per cent in 2005, improved throughout the year, as the following shows:

	Average Q1 2005	Average Q2 2005	Average 1st HY 2005	Average Q3 2005	Average Q4 2005	Average 2nd HY 2005	Average 2005
Invoicing ratio	83.0%	84.2%	83.6%	84.2%	85.0%	84.6%	84.1%

17.1.3 Turnover rate

The turnover rate deteriorated during the course of 2005, to 30.8 per cent.

The Group believes that this is too high and is working on reducing it.

17.2 PROFIT-SHARING AND STOCK OPTIONS

17.2.1 Stock-options

Two option plans were granted to the employees of the Altran Technologies Group in 2005, involving a total of 2,970,000 shares. No option of the previous plans was exercised in 2005. All stock-options plans awarded by Altran Technologies to its employees took the form of share subscription plans. Details of the different option subscription plans are on p.98 of this document.

17.2.2 Incentive and profit-sharing schemes

In 2004, 13 company savings plans were set up in the Altran Group with the possibility of using three funds managed by Société Générale:

- two Société Générale multi-company funds: a secured monetary fund and a dynamic shares bonds fund;
- a fund consisting entirely of Altran Technologies shares.

The contributions of the companies are 20 per cent for the Société Générale funds and 30 per cent for the Altran Technologies funds.

Amounts paid to employees in connection with profit-sharing schemes over the last few years and shown on the income statement:

Year	Amount in thousands of euros
1999	8,074
2000	9,669
2001	15,578
2002	2,793
2003	6,209
2004	8,191
2005	7,723

17.2.3 Subscription options granted to top ten salaried employees who are not corporate officers

The top ten salaried employees of the Group who are not corporate officers benefited from 775,000 shares in connection with plans awarded in 2005.

18.1 SHAREHOLDERS AND VOTING RIGHTS P. 54

18.2 SUMMARY OF OPERATIONS SET OUT IN ARTICLE L. 621-18-2 OF THE FRENCH MONETARY AND FINANCIAL CODE CARRIED OUT DURING THE PAST YEAR P. 55

18.3 PURCHASE BY THE COMPANY OF ITS OWN SHARES P. 55

18.4 TRADING IN THE FINANCIAL INSTRUMENTS OF ALTRAN TECHNOLOGIES P. 56

18.1 SHAREHOLDERS AND VOTING RIGHTS

There is no Shareholders' Pact.

Identities of natural or legal persons possessing more than one 20th, 10th, 5th, 3rd, half or two thirds of the share capital or of the General Meeting voting rights

	31st December 2003				31st December 2004				31st December 2005			
	No. of shares	% of capital	No. of voting rights	% of voting rights	No. of shares	% of capital	No. of voting rights	% of voting rights	No. of shares	% of capital	No. of voting rights	% of voting rights
Alexis Kniazeff	10,570,593	9.24%	20,239,966	14.46%	10,570,593	9.24%	20,239,966	14.46%	10,570,593	9.24%	20,239,966	15.12%
Hubert Martigny	10,573,296	9.24%	20,242,648	14.46%	10,573,296	9.24%	20,242,648	14.46%	10,573,296	9.24%	20,242,648	15.13%
Altran Directors Funds	8,198,252	7.16%	10,642,352	7.60%	7,987,902.	6.97.%	14,175,804	10.10.%				
Free float	85,099,574	74.364%	88,836,376	63.47%	85,310,423	74.54%	86,144,819	61.19%	92,486,443	80.82%	93,298,325	69.75%
Total	114,441,715	100.00%	139,961,342	100.00%	114,442,214	100.00%	140,803,237	100.00%	114,442,214	100.00%	133,830,938	100.00%
Total number of shares forming the capital	114,441,715				114,442,214				114,442,214		114,442,214	
Total number of shares giving access to double voting rights	25,519,627				26,361,023				26,361,023		20,241,307	

By a letter dated 5th January 2005 and received 7th January, the Altran Directors Fund Company – ADF – (51 bis rue de Miromesnil – 75008 Paris), controlled at the highest level by Michel Friedlander, declared that on 4th January 2005, following the delivery of 5,376,519 Altran Technologies(1) shares as payment for the early repayment(2) of two guaranteed(3) financing contracts signed with Commerzbank with a view to the acquisition of 630,000 Altran Technologies shares it had moved below the 5 per cent capital and voting rights thresholds of this company and held 811,383 Altran Technologies shares, representing 1,622,766 voting rights, i.e. 0.71 per cent of the capital and 1.15 per cent of the voting rights on this date.

(1) The complete execution of the termination agreement involves these 5,376,519 shares, plus 180,000 shares already held by Commerzbank as part of a share loan with the ADF company.

(2) The reimbursement is due to the early termination of the two contracts. This was agreed to on 4th January 2005 by the manager of ADF (authorised by collective decision of the associates on 14th December 2004), with effect from 4th January 2005.

(3) Contract of 26/05/2000, expiry date 30/06/2005 and contract of 08/06/2000, expiry date 30/06/2005.

ADF announced, in a letter dated 23rd December 2005, the distribution of the balance of the shares held, i.e. 811,383 shares, to its shareholders, and the voluntary winding up of the company, following the decision of the General Meeting of its associates on 13th December 2005.

Employee stake in share capital

On 31st December 2005, group FCPEs (company investment funds) held 756,936 shares representing 0.7 per cent of the capital and 0.6 per cent of the voting rights.

Name of companies controlled and stake which they have in Altran Technologies (treasury shares)

None.

18.2 SUMMARY OF OPERATIONS SET OUT IN ARTICLE L. 621-18-2 OF THE FRENCH MONETARY AND FINANCIAL CODE CARRIED OUT DURING THE PAST YEAR

In line with article L. 621-18-2 of the French Monetary and Financial Code and article 222-15-3 of the general regulations of the French financial markets authority, we disclose the operations carried out by the persons stated in article L. 621-18-2 of the French Monetary and Financial Code of which we have been made aware.

On 21st October 2005 Christophe Aulnette, Chairman of the Board bought shares in the Company at the price of 9.68 euros for a total of 98,412.41 euros.

This operation was the subject of an AMF (French financial markets authority) memorandum.

Roger Alibault, member of the Supervisory Board, bought one thousand (1,000) shares in the Company. This operation was the subject of an AMF (French financial markets authority) memorandum.

18.3 PURCHASE BY THE COMPANY OF ITS OWN SHARES

In its twenty eighth resolution the ordinary General Meeting of 29th June 2005 ratified the possibility for the Company of undertaking operations on its own shares with a view to regulating the price.

Thus far this right has not been exercised.

18.4 TRADING IN THE FINANCIAL INSTRUMENTS OF ALTRAN TECHNOLOGIES

The Altran Technologies share

Change in Altran Technologies share price since 1st January 2005

	Average volume per session	Average price (in €)	Highest price (in €)	Lowest price (in €)	Capitalisation (in M€)
January 05	774,471	8.23	8.53	7.85	942.0
February 05	1,556,235	8.43	8.93	7.87	964.6
March 05	647,276	8.60	8.95	8.36	984.7
April 05	1,817,905	7.66	8.90	6.27	876.8
May 05	781,416	6.79	7.37	6.25	776.9
June 05	914,607	7.31	7.70	7.02	836.9
July 05	681,781	7.36	7.54	7.23	842.2
August 05	693,083	7.43	7.74	7.18	849.9
September 05	1,097,842	8.17	9.20	7.21	934.6
October 05	1,398,982	9.43	10.30	8.77	1,079.1
November 05	694,297	9.76	10.07	9.34	1,116.4
December 05	404,649	9.67	9.92	9.44	1,106.1
January 06	824,487	10.88	11.43	9.71	1,244.9
February 06	578,634	11.54	12.14	11.01	1,320.7
March 06	553,596	11.46	12.00	10.95	1,311.1
	894,617	8.85	12.14	6.25	

Source : Reuters.

Capitalisation is calculated on the basis of 114,442,214 shares.

Change in Altran Technologies share price


13.00
12.00
11.00
10.00
9.00
8.00
7.00
6.00
ALTRAN
Rebased CAC 40
Jan 05
March 05
May 05
Jul 05
Aug 05
Oct 05
Dec 05
Feb 06

The Altran Technologies ADR (American Depositary Receipt)

Altran Technologies is also listed in the USA in dollars via a level 1 ADR (American Depositary Receipt) code 02209U108.

Change in Altran Technologies ADR (American Depositary Receipt) since 1st January 2005

	Average volume per session	Average price (in €)	Highest price (in €)	Lowest price (in €)	Average volume exchanged (in thousands of euros)
January 05	3,862	0.96	1.00	0.85	3,696.4
February 05	12,670	1.10	1.15	1.00	13,937.0
March 05	17,314	1.13	1.15	1.00	19,571.9
April 05	3,223	1.00	1.00	0.90	3,208.0
May 05	5,963	0.84	0.90	0.70	5,004.0
June 05	9,716	0.80	0.80	0.80	7,772.8
July 05	1,498	0.80	0.80	0.80	1,198.3
August 05	1,209	0.96	1.02	0.80	1,163.5
September 05	3,516	0.88	1.04	0.86	3,109.4
October 05	7,700	1.04	1.04	1.04	8,003.4
November 05	7,700	1.04	1.04	1.04	8,003.4
December 05	9,036	1.08	1.25	1.00	9,791.4
January 06	3,927	1.28	1.45	1.03	5,006.8
February 06	433	1.49	1.50	1.25	646.4
March 06	1,400	1.43	1.50	1.30	2,002.9
	5,944	1.06	1.50	0.70	

Source : Reuters.

Change in Altran Technologies ADR price


1,6
1,2
0,8
0,4
ADR ALTRAN
Jan 05
April 05
Aug 05
Nov 05
Feb 06

Convertible bond repayable 1st January 2009

Change in convertible bond since 1st January 2005

	Average volume per session	Average price (in €)	Highest price (in €)	Lowest price (in €)	Average volume exchanged (in thousands of euros)
January 05		12.53	12.64	12.37	0.0
February 05	165	12.64	12.85	12.46	2,086.0
March 05	2,160	12.72	12.86	12.63	27,485.6
April 05	297	12.52	12.92	12.18	3,724.2
May 05	21,038	12.34	12.50	12.19	259,641.0
June 05	174	12.58	12.68	12.50	2,192.8
July 05	306	12.61	12.66	12.57	3,862.8
Augusts 05	3,235	12.65	12.71	12.57	40,919.7
September 05	1,021	13.02	13.50	13.27	13,295.6
October 05	4,324	13.62	14.10	13.27	58,911.4
November 05	5,269	13.77	13.93	13.56	72,521.4
December 05	1,857	13.74	13.88	13.62	25,517.2
January 06	2,680	13.98	14.32	13.29	37,467.5
February 06	276	14.39	14.75	14.05	3,966.9
March 06	354	14.36	14.66	14.10	5,079.2
	3,083	13.17	14.75	12.18	

Source : BNP Paribas.

Change in convertible bond price


15
14,5
14
13,5
13
12,5
12
11,5
11
OCEANE 2009: price (source BNPP)
3-Jan-05
25-Jan-05
17-Feb-05
14-March-05
8-Apr-05
2-May-05
24-May-05
15-June-05
7-July-05
29-July-05
22-Aug-05
14-Sep-05
6-Oct-05
28-Oct-05
21-Nov-05
13-Dec-05
4-Jan-06
26-Jan-06
17/02/2006
13/03/2006

19 Operations with related groups

Companies consolidated by proportional method:

None.

Companies consolidated by equity method:

Arthur D. Little Yuhan Hoesa, 25 per cent owned, is active in Korea in strategy and management consultancy.

There are no operations with related companies as defined by regulated agreements.

20 Financial information concerning assets and liabilities, the financial situation and the results of the issuer

20.1 HISTORICAL FINANCIAL INFORMATION	**P. 60**
20.2 PRO FORMA INFORMATION	**P. 60**
20.3 FINANCIAL STATEMENTS	**P. 61**
CONSOLIDATED ACCOUNTS	p. 61
Balance sheet - Assets	p. 61
Balance sheet - Liabilities	p. 62
Income statement	p. 63
Equity capital variation	p. 64
Cash-flow table	p. 65
Appendix to consolidated accounts	p. 67
CORPORATE FINANCIAL STATEMENTS AT 31ST DECEMBER 2005	p. 128
Corporate accounts at 31st December 2005	p. 128
Notes to the corporate financial statement of 31st December 2005	p. 129
Subsidiaries and shareholdings table	p. 144
Table showing results of the last five years	p. 146
Environmental and social report 2005	p. 146
20.4 VERIFICATION OF ANNUAL FINANCIAL INFORMATION	**P. 148**
20.5 LATEST FINANCIAL INFORMATION	**P. 149**
20.6 INTERMEDIARY AND OTHER FINANCIAL INFORMATION	**P. 149**
20.7 DIVIDEND DISTRIBUTION POLICY	**P. 149**
20.8 LEGAL AND ARBITRATION PROCEDURES	**P. 150**
20.9 SIGNIFICANT CHANGE TO FINANCIAL OR COMMERCIAL SITUATION	**P. 150**

20.1 HISTORICAL FINANCIAL INFORMATION

All of the Group's historical financial information with regard to its assets, financial situation and results is included in the reference documents of previous years, the references of which are:

- reference document 2002 R03-224 approved by COB on 31st October 2003;
- reference document 2003 R04-106 approved by the AMF on 7th June 2004;
- reference document 2004 R05-091 approved by the AMF on 14th June 2005;
- historical financial information must be presented using the same reporting standards as those used for the 2005 financial information, namely IFRS. Refer to Reference Documents 2002 to 2004 which were drawn up using French standards. Statements on the transition from French reporting standards to IFRS are included in the appendices to the 2005 consolidated accounts in this document, pages 110 to 127.

All of these documents can be consulted on the Company's website, www.altran.com.

20.2 PRO FORMA INFORMATION

None.

20.3 FINANCIAL STATEMENTS

CONSOLIDATED ACCOUNTS

Balance sheet - Assets

			December 2005		December 2004	December 2003
(in thousands of euros)	Notes	Gross values	Prov. amort	Net values	Net values	Net values
Net goodwill	**4.1**	**710,884**	**(210,794)**	**500,090**	**479,043**	**484,883**
Intangible fixed assets	**4.2**	**60,830**	**(20,949)**	**39,881**	**40,965**	**42,379**
Land		533		533	533	533
Buildings		17,248	(7,007)	10,241	10,680	8,971
Other tangible fixed assets		100,905	(73,225)	27,680	33,611	35,333
Tangible fixed assets	**4.3**	**118,686**	**(80,232)**	**38,454**	**44,824**	**44,837**
Stakes accounted for using the equity method		(457)		(457)	8	3,097
Non-current financial assets	**4.4**	28,824	(3,224)	25,600	26,197	45,714
Deferred tax assets	**5.9**	102,565	(44,097)	58,468	59,149	60,302
Non-current tax payable, assets	**5.9**	854		854	21,393	20,818
Other non-current assets	**4.5**	6,315	(4,133)	2,182	5,289	-
Non-current assets total		1,028,501	(363,429)	665,072	676,868	702,030
Stocks and work in progress	**4.6**	2,078	(80)	1,998	2,431	2 538
Advances and supplier prepayments		906		906	1,704	1,631
Client receivables	**4.7**	449,502	(16,430)	433,072	414,605	376,892
Other receivables	**4.8**	77,821	(2,883)	74,938	65,264	73,789
Client and other debtors		528,229	(19,313)	508,916	481,573	452,312
Current financial assets	**4.9**	728	(176)	552	1,359	-
Cash equivalents	**4.11**	61,078	(9)	61,069	327,332	111,176
Cash	**4.11**	102,043		102,043	70,346	117,432
Total current assets		694,156	(19,578)	674,578	883,041	683,458
Total assets		1,722,657	(383,007)	1,339,650	1,559,909	1,385,488

Balance sheet - liabilities

(in thousands of euros)	Notes	December 2005	December 2004	December 2003
Capital	**4.10**	57,221	57,221	57,221
Equity linked proceeds		162,790	158,931	156,413
Reserves attributable to holders of parent company capital		118,707	87,036	178,793
Conversion gains or losses		8,287	(498)	
Net result for the period		231	16,906	(92,042)
Minority interests		312	121	(19)
Minority Shareholders' equity	(II)	347,548	319,717	300,366
Convertible bond loans (+1 yr)		207,515	230,000	355,670
Loans and debts with credit establishments (+1 yr)		72,293	21,292	72,921
Other non-current financial liabilities		17,251	17,184	21,041
Non-current financial liabilities	**4.11**	**297,059**	**268,476**	**449,632**
Provisions for long term liabilities and charges	**4.12**	14,121	13,272	26,502
Long term staff benefits	**4.13**	23,374	38,986	55,044
Deferred tax liabilities	**5.9**	8,265	5,741	7,489
Other long term liabilities	**4.14**	2,557	606	-
Other non-current liabilities		**48,317**	**58,605**	**89,035**
Total non-current liabilities		345,376	327,081	538,667
Trade debtors	**4.15**	53,258	57,839	55,028
Tax charges payable		99,144	104,446	112,000
Current staff benefits	**4.13**	170,176	148,771	120,113
Debt on fixed assets		1 150	821	654
Other current debt	**4.16**	29,656	27,202	25,791
Suppliers and other current creditors		**353,384**	**339,079**	**313,586**
Provisions for short term liabilities and charges	**4.12**	49,905	44,827	35,037
Short term payables for shares	**4.17**	40,440	20,652	37,146
Current financial liabilities	**4.11**	202,997	508,553	160,686
Total current liabilities		646,726	913,111	546,455
Total liabilities		1,339,650	1,559,909	1,385,488

Income statement

(in thousands of euros)	Note	December 05 12 m	December 04 12 m
Sales	5.1 & 5.2	1,434,473	1,395,633
Other income from activity		3,457	5,375
Income from ordinary activities		1,437,930	1,401,008
Purchases consumed		(13,121)	(16,049)
Change in work in progress		(414)	(43)
External charges	5.3	(309,516)	(295,585)
Staff costs	5.4	(987,330)	(991,848)
Staff costs - payment in shares	5.4	(4,139)	(2,478)
Taxes and similar payments		(12,425)	(14,504)
Depreciation, amortisation and provision charges	5.5	(9,216)	(11,744)
Other operating income and expenses		(8,519)	(9,509)
Current operating income		**93,250**	**59,248**
Other one-off operating income		45,699	53,725
Other one-off operating costs		(83,662)	(17,123)
Other one-off operating income and costs	5.6	*(37,963)*	*36,602*
Depreciation of goodwill	4.1	(26,463)	(25,581)
Operating income		**28,824**	**70,269**
Of which depreciation of goodwill		*(26,463)*	*(25,581)*
Income from cash and cash equivalents		2,249	4,487
Cost of gross financial debt		(24,209)	(21,609)
Cost of net financial debt	5.7	(21,960)	(17,122)
Other financial income	5.8	17,943	10,271
Other financial costs	5.8	(18,034)	(16,559)
Tax cost	5.9	(6,166)	(29,508)
Share in net income of equity affiliates		(393)	(85)
Net income before income of discounted operations		**214**	**17,266**
Net income of discounted operations			
Net income		214	17,266
Minority interests		17	(360)
Group net income		**231**	**16,906**
Earnings per share			0.15
Diluted earnings per share		0.01	0.15

Equity capital variation

(in thousands of euros)	Capital	Premiums	Reserves	Fair value and other variations	Conversion differences	Net income	Total, group share	Minority interests	Total
31st December 2003	**57,221**	**156,413**	**178,792**		**-**	**(92,042)**	**300,384**	**(19)**	**300,365**
Operations on capital									-
Share payments		531	-				**531**		**531**
Conversion gains or losses			(191)		5,700		**5,509**		**5,509**
Net income for the year						(5,772)	**(5,772)**	343	**(5,429)**
Allocation for year			(92,042)			92,042			-
Other movements								(324)	**(324)**
30th June 2004	**57,221**	**156,944**	**86,559**		**5,700**	**(5,772)**	**300,652**	**-**	**300,652**
Operations on capital									
Share payments		2,518					**2,518**		**2,518**
Conversion gains or losses			286		(498)		**(212)**		**(212)**
Net income for the year						16,906	**16,906**	360	**17,266**
Allocation for year			(92,042)			92,042			-
Other movements								(220)	**(220)**
31st December 2004	**57,221**	**158,931**	**87,036**		**(498)**	**16,906**	**319,596**	**121**	**319,717**
Pépinière Cambridge Consultants				7,604			**7,604**		**7,604**
Océane 2009				16,008			**16,008**		**16,008**
Building effort loans				(1,449)			**(1,449)**		**(1,449)**
Variation of value acknowledged directly in equity capital by applying IAS 32/39 on 1st January 2005				**22,163**			**22,163**		**22,163**
1st January 2005	**57,221**	**158,931**	**87,036**	**22,163**	**(498)**	**16,906**	**341,759**		**341,759**
Pépinière Cambridge Consultants				2,334			**2,334**		**2,334**
Océane 2009				16,008			**16,008**		**16,008**
Construction effort loans				(1,429)			**(1,429)**		**(1,429)**
Conversion gains or losses					8,876		**8,876**		**8,876**
Variation of values acknowledged directly in equity capital	**-**		**-**	**16,913**	**8,876**		**25,789**		**25,789**
Share payments		3,859					**3,859**		**3,859**
Net income for the year						231	**231**		**231**
Allocation for year			16,906			(16,906)	**-**		**-**
Other movements			(2,148)		(91)		**(2,239)**	191	**(2,048)**
31st December 2005	**57,221**	**162,790**	**101,794**	**16,913**	**8,287**	**231**	**347,236**	**312**	**347,548**

Cash-flow table

(in thousands of euros)	2005 (12 months)	2004 (12 months)
Operating income	28,824	70,241
Depreciation of goodwill	26,463	25,581
Operating income before depreciation of goodwill	55,287	95,822
Provisions for amortisations and operations	28,897	12,768
Charges and income linked to stock-options	3,859	2,478
Capital gains or losses	4,532	(1,964)
Other income and charges calculated	6,892	16,851
Self-financing capacity before cost of net financial debt and tax	99,467	125,955
Change in inventory and work in progress	381	303
Variation of clients and other receivables	(22,860)	(10,899)
Variation of suppliers and other payables	(6,783)	7,533
Variation of working capital requirements linked to activity	(29,262)	(3,063)
Net operating cash-flow	70,205	122,892
Interest paid	(25,084)	(18,675)
Interest received	1,443	2,358
Taxes paid	2,607	(53,068)
Cash impact of other financial income and charges	(3,028)	(19,832)
Net cash provided by operating activities	46,143	33,675
Disbursements linked to acquisitions of tangible and intangible fixed assets	(14,029)	(16,486)
Receipts linked to disposals of tangible and intangible fixed assets	1,237	1,291
Disbursements linked to acquisitions of long-term investments (non-consolidated shares)	(158)	(331)
Receipts linked to disposals of long-term investments (non-consolidated shares)	(521)	15
Earn-out disbursements	(22,725)	(17,551)
Effect of changes in the scope of consolidation	1,162	4,750
Dividends received (companies consolidated by equity method, non-consolidated shares)	11	-
Variation of loans and advances granted	(3,080)	(18,857)
Investment subsidies received	20	-
Other flows linked to investment operations	2,434	17,435
Net cash used by investing activities	(35,649)	(29,734)
Sums received from Shareholders via capital increase	-	40
Sums received through exercise of stock-options	-	-
Re-purchase and re-sale of treasury shares	-	-
Disbursements linked to employee shares	-	-
Dividends paid during year	-	-
Receipts linked to new loans	64,994	234,844
Repayment of loans	(342,579)	(98,493)
Other flows linked to financing operations	31,742	28,814
Net cash used by financing activities	(245,843)	165,205
Impact of exchange rate fluctuations	783	(113)
Impact of changes in accounting standards	-	-
Variations in net cash position	(234,566)	169,033
Cash at beginning of year	397,678	228,645
Cash at end of year	163,112	397,678

Comparison of gross cash position on balance sheet and net cash position in previous table:

	31/12/2005	31/12/2004
Cash equivalents	61,069	327,332
Cash	102,043	70,346
Bank overdrafts	-	-
Net cash position	**163,112**	**397,678**

APPENDIX TO CONSOLIDATED ACCOUNTS

1. Accounting rules and methods p. 68

2. Scope of consolidation p. 73

3. Events occurring during the course of the 2005 financial year p. 81

4. Notes on certain balance sheet items p. 83

5. Notes on income statement p. 93

6. Monitoring of significant litigation and possible liabilities p. 102

7. Off-balance sheet commitments p. 104

8. Transactions between related parties p. 107

9. Exposure to exchange and interest rates risk p. 108

10. Significant events after 31st December 2005 p. 110

11. Transition to IFRS p. 110

1. Accounting rules and methods

1.1 Basis for preparation of financial statements

In application of European regulation 1606/2002 of 19th July 2002 on international standards, the consolidated accounts of the Altran Technologies Group ("Altran") for the financial year ended 31st December 2005 are drawn up using the IAS / IFRS international accounting standards applicable at 31st December 2005 as approved by the European Union.

As a first time adopter of IFRS, the rules specific to a first adoption, as defined in IFRS 1, have been applied. The options chosen are indicated in the note on accounting rules and methods. The tables matching 2004 consolidated annual and interim results and consolidated equity capital at 1st January 2004 and at 31st December 2004, with the new accounting standards and the previous French ones, are shown in note 11.

1.2 Method of first application of IFRS

IFRS 2004 financial information, given for the purposes of comparison, is set out in line with the arrangements of IFRS 1 "First adoption of IFRS", in line with the IAS / IFRS standards applicable from 1st January 2004, as adopted for the drawing up of the consolidated accounts at 31st December 2005.

Altran retrospectively applied on its opening balance sheet at 1st January 2004 the accounting principles in force at the close of its first IFRS financial statements (at 31st December 2005), as if these standards had always been applied, with the exception of the options chosen and described below.

Options linked to the opening balance sheet at 1st January 2004:

IFRS 1 has specific arrangements for retrospective treatment of assets and liabilities under IFRS. The main options chosen by the Group in this regard are:

- company groupings: Altran has decided not to restate company groupings prior to 1st January 2004 according to the terms specified in IFRS 3;
- tangible and intangible fixed assets: Altran has decided to maintain the historical value as the valuation basis for tangible and intangible fixed assets and not to value them at their fair value on the date of transition;
- pension commitments: The actuarial differences existing at 1st January 2004 are entered under retirement provisions, against a reduction of equity capital. Actuarial differences arising after 1st January 2004 are recognised prospectively;
- exchange rate gains or losses: Altran has transferred to "consolidated reserves" the exchange rate gains or losses from the conversion of the accounts of foreign subsidiaries at 1st January 2004. This adjustment has no impact on the total of the opening shareholders' equity at 1st January 2004. These exchange rate gains or losses will not subsequently be written back in the result when the foreign entities concerned withdraw from the consolidation parameter;
- payments on the basis of shares (stock-options): Altran has decided to apply IFRS 2 for plans awarded after 7th November 2002, whose rights are not yet acquired at 1st January 2005. Plans prior to 7th November 2002 are not evaluated or accounted for;
- financial instruments: Altran has decided to apply IAS 32 and IAS 39 from 1st January 2005 onwards. French standards remain in force for the accounting of financial instruments in the balance sheet at 1st January 2004, 30th June 2004 and 31st December 2004.

1.3 Consolidation

Subsidiaries in which Altran exercises exclusive control, directly or indirectly, are consolidated using the global integration method.

Stakes in companies not controlled by Altran but in which Altran exercises a notable influence are consolidated using the equity method.

1.4 Use of estimations

Preparation of the financial statements necessitates the use of estimations and hypotheses which can have an impact on the book value of certain balance sheet or income statement items, and on the information given in certain notes of the appendix. Altran regularly approves these estimations and valuations in order to take into account past experience and other factors judged to be pertinent in light of the economic conditions. These estimations, hypotheses or valuations are made on the basis of data or situations existing at the date that the accounts are drawn up, which may subsequently differ from reality. They principally concern the provisions (64m euros) and the hypotheses chosen for the creation of business plans used for value tests on assets (532m euros), the acknowledgement of deferred tax assets (58.5m euros), and the estimation of earn-out commitments (15.6m euros on the basis of a hypothetical annual growth in net income of 5 per cent from 2007 onwards).

1.5 Conversion of financial statements of foreign subsidiaries

The consolidated accounts of the Group are made out in euros.

Conversion of accounts of foreign subsidiaries

The balance sheets of companies whose working currency is not the euro are converted into euros at the closing exchange rate and their income and cash-flow statements at the average exchange rate of the year. The resulting exchange rate difference is entered in equity capital under the heading "Conversion differences".

Goodwill and fair value adjustments from the acquisition of a foreign entity are considered to be assets and liabilities of the foreign entity. They are expressed in the working currency of the entity and are converted at the closing rate.

The Group transferred, to "Reserves attributable to bearers of parent company capital", the conversion gains or losses relating to the conversion of the accounts foreign subsidiaries at 1st January 2004 after taking into account the other IFRS adjustments on this date (cf. § 8).

Transactions in foreign currencies

Transactions in foreign currencies are registered at the exchange rate in force on the date of the transaction. At the end of the year, assets and liabilities in foreign currencies are converted at the closing exchange rate.

The corresponding exchange rate gains or losses are entered in the income statement:

- under operating income for commercial transactions;
- under financial income for transactions of a financial nature.

1.6 Presentation of financial statements

Presentation of consolidated balance sheet

IAS 1 "Presentation of financial statements" provides for a separate presentation on the balance sheet of current and non-current items. Asset and liability items relating to the operating cycle and those whose due date is less than twelve months are presented as current items. All the other items are classed as non-current items.

Deferred tax assets and liabilities are non-current items.

Minority interests are classed as equity capital on the consolidated balance sheet.

Presentation of consolidated income statement

The Group presents its income statement by nature.

The operating income represents all income and costs not resulting from financial activities and tax.

Other non-recurring operating income and costs result from operations which, by their nature, amount and/or frequency, cannot be considered to be part of the regular activities and result.

This particularly applies to net income from the disposal of shares of minority stakes held by Cambridge Consultants Ltd, restructuring charges, charges or income relating to litigation, or any other non-recurring item affecting the comparability of the current operating result from one period to the other.

Goodwill depreciations are presented under non-current operating income.

1.7 Goodwill

Goodwill represents the difference between the acquisition price of consolidated or equity-accounted companies and the Group's share in their re-stated net assets at the date of the acquisition of the shares.

The price of shareholdings acquired consists of a fixed part settled during the acquisition and, in the majority of cases, annual and variable additional sums, calculated in line with the change in the future results of the companies acquired.

Additional prices increase the initial goodwill.

The additional prices to pay in line with the results of the past year are entered on the asset side, offset by debts on fixed assets. The estimated amounts of the additional prices in relation to future results are entered in off-balance sheet commitments, choosing several result hypotheses.

Goodwill is not amortised, but is the subject of an impairment test on 31st December of every year and during intermediary postings in the event of the appearance of suggestions of impairment.

The value test consists of the evaluation of the recoverable value of each entity generating their own cash-flows (cash generating units) and concerns the business value of each entity contributing to the intangible and tangible assets item.

A cash generating unit (CGU) is the smallest identifiable group of assets whose continuous use generates cash entities which are largely independent of cash inflows generated by other assets or group of assets.

The CGUs identified in the Group are the legal entities, with the exception of the following cases:

a) when in a given country, there is a parent company which owns an operational subsidiary, the whole entity constitutes a CGU;

b) when they have joint management and a unified business plan, the grouping of several entities into one CGU.

There will be a monitoring of changes in operational parameters every year.

The recoverable value is the highest value between the fair value net of exit costs, when this can be determined, and the utility value.

The fair value net of exit costs corresponds to the best estimation of the net value which could result from a transaction made under normal competitive conditions between well-informed and consenting parties. This estimation is determined on the basis of the available market information, with consideration of particular situations.

The utility value chosen by Altran corresponds to the value determined on the basis of the discounted cash-flows of the CGUs or of the groups of CGUs identified. They are determined within the framework of the following financial and operational assumptions:

- the cash-flows used are from the business plans of the units concerned available on the date of the evaluation, and are spread over an explicit period of five years;
- beyond this period, a calculation is made of the final value corresponding to the capitalisation in perpetuity of the last cash-flow of the initial period;
- the discount rate corresponds to a weighted average cost of capital after tax.

The recoverable values, essentially based on the utility values, are then compared with the net book values for the determination of the goodwill depreciations.

1.8 Intangible fixed assets

Intangible fixed assets consist mainly of brands, licenses, software and development costs. They are accounted for at their acquisition or production cost.

Brands

Identifiable brands, recognised in the framework of business groupings and benefiting from legal protection, are classed as intangible assets. Since they have an indefinite utility period, they are not amortised and are the subject of a depreciation test on 31st December of every year and as soon as suggestions of an impairment appear. The brands are tested at the level of all the Cash Generating Units which operate them.

Internally developed brands are not accounted for on the balance sheet.

Software

Software is amortised using the straight-line method over the period of utility, which does not exceed 5 years.

Licenses

Licenses are amortised using the straight-line method over periods which correspond to the predicted period of use.

Development costs

All spending which conforms to all the criteria defining development costs, in line with IAS 38, is entered as intangible assets and amortised over the life of the project.

Other spending is considered to be research costs and accounted for under charges.

1.9 Tangible assets

Tangible assets are entered at their acquisition cost. Borrowing costs are not included in the value of tangible fixed assets. Amortisation is calculated in line with the rates at which the financial advantages expected from the asset items in question are consumed, on the basis of the acquisition cost, minus a residual value if applicable. The straight line method is applied over the following periods:

- fixtures & fittings: 10 years;
- computer and office equipment: 4 years;
- office furniture: 10 years.

These amortisation periods are reviewed annually and are modified if expectations differ from previous estimations.

Real estate assets have been valued using the per component approach at the date of transition and retrospectively. The amortisations of each component are valued in line with their utility period, as follows:

- structure: 20 to 50 years;
- fixtures & fittings: 10 to 30 years.

1.10 Inventories and work in progress for services provided

Inventories are valued at the lowest of their entry cost or their probable net realisation value.

A valuation of the work in progress for services provided is made at the close at cost price as soon as all the formal conditions for registering production and completion are not entirely met (cf 1.19).

1.11 Financial assets from 1st January 2005

Financial assets consist of long-term investments, long term loans and other debtors, trade receivables, various receivables and short-term investments.

Long-term investments, long-term loans and debtors

Altran owns stakes in companies without exercising notable influence or control. The acquisition of these stakes is part of an "incubator" strategy. The intention is to invest in companies which aim to develop innovative, high technology products. The shares in these non-consolidated companies, which the Management intends to keep in the long-term, are treated as being available for sale and are therefore valued at their fair value at each close. The fair value corresponds to the last known share price for listed shareholdings and the market value for non-listed shareholdings. Changes in fair value, positive or negative, are entered in equity capital under "Reserves attributable to bearers of parent company capital". In the event of an objective indication of a durable and significant impairment of long-term investments, a provision for depreciation is entered under "Non-recurring charges".

Non-current financial assets also include assets from pension funds, "construction effort" loans and deposits and guarantees. They can be subject to a depreciation provision if there is an objective indication of an impairment. "Construction effort" loans do not bear interest and are valued at their fair value, determined using a market discount rate for a similar instrument.

Operating and various receivables

Client and other receivables are entered at their nominal value. Receivables with due dates of less than 12 months and/or less than an operating cycle are classed under Current Assets. A provision for depreciation is entered when their book value, based on the probability of their collection, is lower than the value entered for them.

Short-term investments

Short-term investments or cash equivalents are valued at their fair value at each close. For the most part they consist of monetary bonds and deposit certificates. Gains or losses in value, latent or realised, are registered in the income statement under the headings "Income from cash and cash equivalents".

1.12 Financial liabilities from 1st January 2005

The financial liabilities include a convertible bond loan, loans from credit establishments, banking facilities and other current and non-current liabilities.

Bond loan, convertible or reimbursable in shares ("Océane")

This so-called "hybrid" financial instrument contains both financial debt and equity capital components. In line with IAS 32 "Financial Instruments", the share which comes under equity capital corresponds to the difference between the nominal value of the issue and the debt component. The latter is calculated as the fair value of a debt without conversion option with identical characteristics. The value registered under equity capital corresponding to the conversion option is not re-valued during the term of the loan. The debt component is valued in line with the depreciated cost method over its estimated lifespan.

The part of the bond loan due in less than one year is classed under "Current bond loan".

Loans with credit establishments

Bank loans are initially valued at the fair value of the counterpart received, minus transaction costs directly attributable to the operation. They are then valued at their depreciated cost using the effective interest rate method. All fees concerning the issue of loans are entered in the income statement under "Cost of gross financial debt" over the term of the loans and in line with the effective interest rate method.

Bank borrowings

Bank borrowing is accounted for at the nominal value.

Other current and non-current financial liabilities

These items mainly consist of employee shares.

1.13 Derivative instruments from 1st January 2005 onwards

With income and costs of intellectual services provision to clients being generally registered in the same country, and consequently labelled in the same currency, no exchange risk coverage policy was set up in this regard.

Altran uses interest rate swaps and currency futures contracts to manage its rates and currency risks. These instruments are used in connection with the Group's financing operation and cash management.

Valuation and presentation

Derivatives are valued at their fair value during their initial accounting. At each close, their fair value is re-evaluated in line with market conditions.

Accounting for hedging derivatives

When the derivatives are classed as hedges in line with the criteria defined by IAS 39, their treatment varies depending on whether they have been designated to:

- cover the fair value of existing assets or liabilities;
- cover future cash-flows.

The Group identifies the hedging element and the element hedged when the instrument is set up. It formally documents the hedging relationship, thus helping to demonstrate and monitor its efficiency during the period concerned.

Application of hedge accounting has the following consequences:

- for fair value hedges of existing assets or liabilities, the variation of the fair value of the derivative is registered in the income statement as the element hedged on the balance sheet is revalued with a counterparty on the income statement. The possible difference between these two re-evaluations represents the inefficiency of the hedge relation;
- for future cash-flow hedges, the efficient part of the fair value variation of the hedging instrument is entered directly into equity capital in a specific reserve account and the variation of the value of the part considered to be "inefficient" is entered in the income statement. The amounts entered in the reserve account are entered in the result as the hedged flows are accounted for.

Accounting for derivatives not designated as hedges

Derivatives which are not designated as hedges are initially and subsequently valued at their fair value. Variations of fair value are accounted for under "Other financial products" or "Other financial charges" on the income statement.

1.14 Treasury shares

Purchases of treasury shares are registered as a reduction of equity capital on the basis of their acquisition cost. When treasury shares are sold, gains and losses are entered under consolidated reserves for their amounts net of tax.

1.15 Provisions for liabilities and charges

In line with IAS 37 "Provisions, contingent liabilities and contingent assets", provisions for liabilities and charges are entered when, on the date of close, the Group has an obligation to a third party which probably or certainly causes an outflow of resources to the third party.

Estimation of the provision amount corresponds to the outflow of funds which the Group will probably have to bear in order to meet its obligation. Provisions whose consumption dates are in over two years' time are discounted.

The main provisions for liabilities and charges which Altran must account for, not including provisions for pension commitments, include:

- estimated costs for litigation, disputes and lawsuits from third parties or former employees;
- estimated cost of restructuring.

In the case of restructuring, an obligation is created as soon as the restructuring has been the subject of an announcement and a detailed plan or as soon as execution of it has started, before the date of closure.

The non-current provisions correspond to the provisions not directly linked to the operating cycle and whose expiry is usually greater than one year. They include provisions for litigation. The part of non-current provisions for less than a year is presented on the balance sheet in current provisions.

Contingent liabilities correspond to potential obligations resulting from past events whose existence will only be confirmed by future events which are not totally under the control of the Group, or to probable obligations for which the outflow of resources is not. They are the subject of a note in § 5.

1.16 Staff benefits

Altran has commitments in various plans with defined retirement benefits, end of contract/career compensation and other benefits. The specific characteristics of these plans vary in line with the regulations applicable in the countries concerned.

The main retirement plans with defined services concern the UK, Germany, Japan and the Netherlands.

End of contract and career compensation is, generally, fixed rate compensation calculated on the basis of the employee's years of service and his annual salary at the time of his departure. The main plans of this kind concern employees of the Group's French and Italian companies.

In line with IAS 19, the contributions paid within the framework of defined contributions plans are entered as charges for the period and all of the staff benefits are valued each year by applying the projected credit unit method and taking into account the economic conditions particular to each country, some of which are set out in § 4.13, note b: mortality, staff turnover, salary change, discount rates and rates of return expected from funds invested to guarantee pension plans.

These commitments are either covered by pension funds to which Altran contributes, or by provisions entered on the balance sheet as and when employees acquire the rights. The net commitment is accounted for in "Non-current staff benefits".

The differences registered between the evaluation and the forecast of the commitments (in line with new projections or hypotheses) and between the forecast and the realisation of the yield of the funds invested are called actuarial gains and losses.

Altran chose to register actuarial gains and losses on the income statement from 1st January onwards using the corridor method, which involves the spreading-out, over the employee's residual activity period, of the gains and losses exceeding the larger of 10 per cent of the commitments or 10 per cent of the fair value of the plan's assets at the close date. When a plan is modified or created, the acquired part of the costs of past services is immediately acknowledged in the income statement, and the part of commitments not acquired is the subject of an amortisation over the residual acquisition period of the rights. Length of service bonuses connected with long service medals were the subject of a first entry at 1st January 2004.

1.17 Share-based payments: Stock-options

Altran has set up several share remuneration plans for certain staff members.

The options are subject to a fair value valuation on the date they are awarded. The fair value corresponds to the value of the benefit granted to the employee. It is acknowledged in "Staff charges" on the income statement, spread linearly over the period of acquisition of the option rights, against equity capital.

The fair value of the option is determined according to the "Black-Scholes" method, whose parameters include the exercise price of the options, their term, the price of the share on the date of granting, the implicit volatility of the share price, hypotheses with regard to the turnover of staff benefiting from the options, and the no-risk interest rate.

The parameters chosen on the date of close are set out in § 4.13.

1.18 Deferred taxes

Deferred taxes result from timing differences between the book values of assets and liabilities and their fiscal values, and of the postponable deficits; they are valued using the liability method.

Altran off-sets deferred tax assets and liabilities by fiscal entity. Deferred tax assets and liabilities are not discounted in line with IAS 12.

Deferred tax assets are only entered when their recovery is likely. To ascertain its capacity to recover these assets, Altran takes the following into account:

- future result forecasts as determined in the business plans used for impairment tests;
- fiscal deficits arising before and after the fiscal integrations.

Deferred taxes in connection with all of the intangible fixed assets acknowledged during groupings of businesses are accounted for (brands, etc).

1.19 Sales

Sales correspond to the amount for services provided by all of the consolidated companies of the Group.

The recognition method for sales and costs depends on the nature of the service. The Group realises the majority of its services on a cost-plus basis.

Cost-plus service:

Sales and associated costs are recognised as the project advances on the basis of time spent in relation to total time set out in the contract.

Fixed rate service:

In cases where fixed rate contracts are concluded with a result obligation, the Sales and the Result are registered in line with IAS 18 using the percentage of completion method defined by IAS 11. The stage of completion is determined in line with the percentage of the costs incurred for works realised in relation to total estimated costs. When it is likely that the total of the estimated costs for the contract will be greater than the total of the income from the contract, a provision is made for the expected loss upon termination.

Services provided which do not meet the aforementioned conditions are entered at cost price under "Work in progress".

In line with IAS 18 "Revenue from ordinary activities", re-invoicing of non-margined consultant fees linked to commercial services is deducted from external charges.

1.20 Foreign exchange gains and losses

Realised and latent foreign exchange gains and losses resulting from operational activities are entered under "Other income from activity" or "Other operational income and charges". Those resulting from financing operations, or from the hedging of investing and financing activities, are presented under "Cost of the gross financial debt" and "Other financial income and charges".

1.21 Earnings per share

The Group presents basic and diluted earnings per share.

The non-diluted (basic) earnings per share corresponds to net income, group share, divided by the weighted average number of shares in circulation during the year, minus treasury shares.

The number of shares chosen for the calculation of the diluted earnings takes into account the conversion into ordinary shares of dilutive instruments in circulation at the end of the year, notably the conversion of Océane bonds and the subscription of new shares in connection with options plans. The diluted earnings are calculated from the group net income, corrected for the financial cost of the dilutive debt instruments net of the corresponding tax.

2. Scope of consolidation

The consolidated financial statements include the financial statements of Altran Technologies and of the 225 subsidiaries it controls. The Group consolidates all of its subsidiaries using the global integration method, with the exception of a company which has been equity accounted since July 2004 (ADL Yuhan Hosea).

North Zone

		Closing				Opening				
		Method	Integration rate	Closing rate	Interest rate	Method	Integration rate	Closing rate	Interest rate	Change
Germany	ALTRAN DEUTSCHLAND (ex BETEILIGUNGS)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ASKON BERATUNGS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	EUROSPACE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	BERATA (DEU)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ASKON CONSULTING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CHS DATA SYSTEMS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	LITTLE DACEE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ARTHUR D. LITTLE (DEU)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	BERATA SERVICE GMBH	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	EUROSPACE IT	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	SUTHERLAND CONSULTING (DEU)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ASKON CONSULTING GROUP GMBH	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
Austria	GT CONSULTING	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	GOSCH CONSULTING	NI	0.00	0.00	0.00	IG	100.00	100.00	95.00	Exit
	ALTRAN AUSTRIA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN TECHNOLOGIES	NI	0.00	0.00	0.00	IG	100.00	100.00	95.00	Exit
	ARTHUR D. LITTLE AUSTRIA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	C-QUENTIAL CONSULTING (AUT)	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
Belgium	ALTRAN EUROPE	IG	100.00	100.00	99.99	IG	100.00	100.00	99.99	
	DP EUROPE	IG	100.00	100.00	94.06	IG	100.00	100.00	94.06	
	DE VALCK CONSULTANTS	IG	100.00	100.00	94.10	IG	100.00	99.21	93.31	
	ALTRAN BELGIUM	IG	100.00	99.00	94.05	IG	100.00	99.00	94.05	
	NETARCHITECTS EUROPE	IG	100.00	100.00	94.85	IG	100.00	100.00	94.86	
	ADVENTEC	IG	100.00	100.00	94.05	IG	100.00	100.00	94.05	
	DCE CONSULTANTS (BEL)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ARTHUR D. LITTLE BENELUX (BELGIUM)	IG	100.00	100.00	94.05	IG	100.00	100.00	94.05	
Luxembourg	ALTRAN LUXEMBOURG	IG	100.00	99.90	94.91	IG	100.00	99.90	94.91	
	ALTRAN TECHNOLOGIES LUXEMBOURG	IG	100.00	100.00	94.91	IG	100.00	100.00	94.91	
	LORE Luxembourg	NI	0.00	0.00	0.00	IG	100.00	100.00	94.91	Exit
	TEAMWORKS EUROPE	NI	0.00	0.00	0.00	IG	100.00	100.00	95.00	Exit
	DCE CONSULTANTS (LUX)	IG	100.00	99.90	94.81	IG	100.00	99.90	94.81	
	E-CONSULT	IG	100.00	99.95	94.86	IG	100.00	99.95	94.86	
Netherlands	ALTRAN INTERNATIONAL	IG	100.00	95.00	95.00	IG	100.00	95.00	95.00	
	ALTRAN TECHNOLOGIES NETHERLANDS	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	FAGRO	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	GYATA BPI CONSULTANTS	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN NETHERLANDS	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ARTHUR D. LITTLE BENELUX NETHERLANDS	IG	100.00	100.00	94.05	IG	100.00	100.00	94.05	
	AKTIVA V.I.P HOLDING	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	DCE HOLDING (NLD)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	DCE CONSULTANTS BV (NLD)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	C-QUENTIAL BV	IG	100.00	100.00	95.00	NI	0.00	0.00	0.00	Entry

		Closing				Opening				
		Method	Integration rate	Closing rate	Interest rate	Method	Integration rate	Closing rate	Interest rate	Change
Sweden	ALTRAN SCANDINAVIA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ALTRAN TECHNOLOGIES SWEDEN AB	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CONSIGNIT	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	LILLA BOMEN CONSULTANTS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ARTHUR D. LITTLE (SWE)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
Switzerland	ALTRAN SWITZERLAND	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	BERATA (CHE)	IG	100.00	99.50	100.00	IG	100.00	98.50	98.50	
	z:Fusionnée 01/01/2005 - A.T.S. NET	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
	INNOVATICA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	INFOLEARN	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	DE SIMONE & OSSWALD	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CONSULTRAN (CHF)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	SIGMA MANAGEMENT SERVICES	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	WHOM	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ARTHUR D. LITTLE SCHWEIZ	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
United Kingdom	ALTRAN UK	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	HIGH INTEGRITY SYSTEMS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ALTRAN TECHNOLOGIES UK	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	PRAXIS HIGH INTEGRITY SYSTEMS LTD	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ALTRAN CRITICAL SYSTEMS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	DP CONSULTING SERVICES	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
	I.B.D.	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ASPECT ASSESSMENT	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	BROOMCO (1750)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	GRESHAM BELL	IG	100.00	95.00	95.00	IG	100.00	95.00	95.00	
	CYGNITE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CITY CONSULTANTS	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
	HILSON MORAN PARTNERSHIP	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CCL ACQUISITION	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CAMBRIDGE CONSULTANTS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ARTHUR D. LITTLE (GBR)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	DCE CONSULTANTS (GBR)	IG	100.00	100.00	100.00	IG	100.00	100.00	95.00	
	SYNECTICS (UK)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	SUTHERLAND CONSULTING (UK)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
Ireland	TEAMWORKS C.S.E.	NI	0.00	0.00	0.00	IG	100.00	100.00	95.00	Exit
	ALTRAN IRELAND	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN TECHNOLOGIES IRELAND	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	

South Zone

		Closing				Opening				
		Method	Integration rate	Closing rate	Interest rate	Method	Integration rate	Closing rate	Interest rate	Change
Brazil	ALTRAN DO BRASIL	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	TECNOLOGIA E CONSULTORIA BRASILEIRA (TCBR)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	4 COM SOLUCOES EM TECNOLOGIA	NI	0.00	0.00	0.00	IG	100.00	100.00	95.00	Exit
	TDA DESENHO E ARTES	IG	100.00	60.00	57.00	IG	100.00	60.00	57.00	
	POLEN INFORMATICA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.05	
	ARTHUR D. LITTLE (BRESIL)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	CONSULTORES	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	LITTLE BRASIL PARTICIPACOES	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	C-QUENTIAL BRASIL	IG	100.00	100.00	95.00	NI	0.00	0.00	0.00	Entry
Venezuela	ARTHUR D. LITTLE DE VENEZUELA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
Spain	ALTRAN E.S.P.	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	SOFTWARE DE BASE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	STE CONSULTING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CONSULTING INFORMATICO NORMA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	INSERT SISTEMAS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	INTELLIGENT ADVISORS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	STRATEGY CONSULTORS C.P.O.E.	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	S.I.E.V.	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CONSULTRANS (ESP)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ADVANCED GLOBAL SOLUTIONS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	TRANSPORTES E INFORMATICA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	NETWORK CENTRIC SOFTWARE	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
	SERTEC SOLUTIONES INFORMATICAS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	S.P.O.C.	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	D.S.D.	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	S2 SOLUCIONS SERVEIS INFORMATICA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	MEDIA CONSULTORES DE INGENIERIA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	INVALL	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
	BARNAZ HOLDING 02	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ARTHUR D. LITTLE S.L. (ESP)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	I.C.E.A.C.S.A.	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	U.S.M. ENDECAR	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	COBLENZA HISPANA DE SISTEMAS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	z:Fusionnée 01/01/2005 - UBICA SOLUTIONS	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
	C.S.I. HISPANIA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	I.D.E.A.	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	STRATEGY AND INNOVATION ADVISORS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	INFO 93 TRAINING CENTER	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	INFO 93	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	

		Closing				Opening				
		Method	Integration rate	Closing rate	Interest rate	Method	Integration rate	Closing rate	Interest rate	Change
Italy	ALTRAN ITALIA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CEC CONCURRENT ENGINEERING CONSULTING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	INGENIERIA DEI SISTEMI LOGISTICI	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	RSI SISTEMI	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	EKAR	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CCS TECHNOLOGIES	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	POOL CONSULTING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ASP - ADVANCED SYSTEM PROJECTS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ORGANIZZAZIONE E INFORMATICA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	CEDATI	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	TQM CONSULT	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ATHENA (ex OTBA ITALIE)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ARTHUR D. LITTLE (ITA)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	C-QUENTIAL (ITA)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
	ALTRAN SERVIZI	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
Portugal	ALTRAN PORTUGAL SGPS	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	PRISMA SOLUCOES INFORMATICAS	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTIOR CONSULTORIA E ENGENHARIA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRANTEC CONSULTORIA E ENGENHARIA TECNOLOGICA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	GLOBAL N SOFTWARE E GESTAO	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
Andorra	SERTEC INTERNATIONAL	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	

France

	Closing				Opening				
	Method	Integration rate	Closing rate	Interest rate	Method	Integration rate	Closing rate	Interest rate	Change
ALTRAN TECHNOLOGIES	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ALPLOG	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ALTIOR	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ALTRAN AVENIR	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ALTRAN SYSTEMES D'INFORMATION	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ACTISYS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ARENDI CONSULTING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ARIANE INGENIERIE	IG	100.00	100.00	100.00	IG	100.00	99.83	99.83	
ATLANTIDE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
AXIEM	IG	100.00	100.00	100.00	IG	100.00	99.99	99.99	
C.G.S. EXECUTIVE SEARCH	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
CIRIEL	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
COGIX	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
DP CONSULTING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
z:Fusionnée 01/01/2005 - EGTM	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
GENTECH	IG	100.00	99.99	99.99	IG	100.00	99.94	99.93	
GERPI	IG	100.00	99.83	99.83	IG	100.00	99.83	99.83	
ALTRAN INVOICING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
GRENAT	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
LORE (FRA)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
INOQUANT	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
PARTENAIRE SECURITE INFORMATIQUE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
SEGIME	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
SIVAN CONSULTING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
T. MIS CONSULTANTS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ADENA TECHNOLOGIES	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ALTAIR TECHNOLOGIES	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
DATACEP	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
LOGIQUAL	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
REALIX TECHNOLOGIES	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
TRININFOR	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ACTISYS (GROUPE DATACEP)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
CADIX	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ETHNOS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
IDEFI	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
z:Fusionnée 01/01/2005 - E.E.C.	NI	0.00	0.00	0.00	IG	100.00	100.00	100.00	Exit
ORTHODROME	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ACSIENCE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
BERATA (FRA)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
EDIFIS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
DCE CONSULTANTS FRANCE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
MAP	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
EXCELLIA	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
CORTICAL	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
HEMISPHERES	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
NESS CONSULTING	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
INTERACTIFS (ex DIOREM INTERACTIFS)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
IMNET FRANCE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	

	Closing				Opening				
	Method	Integration rate	Closing rate	Interest rate	Method	Integration rate	Closing rate	Interest rate	Change
S.S.C.E.	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
CERRI CONSULTING FRANCE	IG	100.00	99.72	99.72	IG	100.00	99.60	99.60	
ALGOPLUS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ALGONORM	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
2AD INGENIERIE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
LITTLE FRANCE	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ARTHUR D. LITTLE (FRA)	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ALTIAM	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
BERATA PARIS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
GMTS	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ALTRAN FRANCE EXECUTIVE MANAGEMENT	IG	100.00	100.00	100.00	IG	100.00	100.00	100.00	
ANUBIS TECHNOLOGIES SAS	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
APHRODITE TECHNOLOGIES SAS	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
APOPIS TECHNOLOGIES SAS	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
DIONYSOS TECHNOLOGIES	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
HELENE TECHNOLOGIES SAS	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
ISABELLE TECHNOLOGIES SAS	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
LOKI TECHNOLOGIES SAS	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
OLIVIA TECHNOLOGIES SAS	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
SYLVIE TECHNOLOGIES SAS	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry
VALERIE TECHNOLOGIES	IG	100.00	100.00	100.00	NI	0.00	0.00	0.00	Entry

Rest of the World

		Closing				Opening				
		Method	Integration rate	Closing rate	Interest rate	Method	Integration rate	Closing rate	Interest rate	Change
Hong Kong	ARTHUR D. LITTLE HOLDING (JAPAN)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ARTHUR D. LITTLE ASIA PACIFIC (HKG)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN CHINA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	CONTROL SOLUTIONS INTERNATIONAL - ASIA	NI	0.00	100.00	95.00	NI	0.00	0.00	0.00	
India	ALTRAN TECHNOLOGIES INDIA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
Japan	ARTHUR D. LITTLE JAPAN	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN JAPAN KK	IG	100.00	100.00	95.00	NI	0.00	0.00	0.00	Entry
Korea	ARTHUR D. LITTLE YUHAN HOESA	ME	25.00	25.00	23.75	ME	25.00	25.00	23.75	
	ALTRAN TECHNOLOGIES KOREA YUHAN	IG	100.00	100.00	95.00	NI	0.00	0.00	0.00	Entry
Macau	ARTHUR D.LITTLE (MACAU)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
Malaysia	ARTHUR D. LITTLE (MALAYSIA)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
Singapore	ALTRAN HOLDINGS (SINGAPORE)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN TECHNOLOGIES SINGAPORE	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	LITTLE ACQUISITION CO KOREA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ARTHUR D. LITTLE ASIA (SGD)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	LITTLE ACQUISITION CO. HONG KONG	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	LITTLE ACQUISITION CO. SINGAPORE	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	DCE CONSULTANTS (SGP)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
USA	ALTRAN TECHNOLOGIES (USA)	NI	0.00	0.00	0.00	IG	100.00	100.00	95.00	Exit
	ALTRAN USA HOLDINGS	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN CORPORATION (USA)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN USA INC	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	THE JOHNSSON GROUP	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN CONSULTING SOLUTIONS	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	CONTROL SOLUTIONS INTERNATIONAL	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ALTRAN CONSULTING SYSTEMS	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	S.E.A CONSULTING SERVICES	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	IMAGITEK	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ARTHUR D. LITTLE NORTH AMERICA	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	ARTHUR D. LITTLE (USA)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	CAMBRIDGE CONSULTANTS, INC	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
	SYNECTICS US	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	
China	ARTHUR D. LITTLE (SHANGAI)	IG	100.00	100.00	95.00	IG	100.00	100.00	95.00	

3. Events occurring during the course of the 2005 financial year

3.1 Repayment of Océane bonds 2005

On 3rd January 2005, the Group re-paid all of its 2005 Océane bonds in circulation for 332m euros and paid off interest incurred in 2004 for 11.4m euros.

3.2 Corporate governance

Christophe Aulnette was appointed Deputy General Manager of Altran Technologies during the Board of Directors meeting of 23rd March 2005.

On 15th April 2005, the Board of Directors co-opted Christophe Aulnette as director replacing Michel Friedlander. Christophe Aulnette was appointed Chairman of the Board of Directors and General Manager on 19th May 2005.

On 29th June 2005, the Combined General Meeting of Shareholders approved the change in the management method of the Company, adopting the form of a management board and supervisory board.

During the Supervisory Board meeting of 30th June 2005, Yves de Chaisemartin and Michel Senamaud were appointed Chairman and Vice Chairman of the Supervisory Board respectively. The other members of the Supervisory Board are: Guylaine Saucier, Roger Alibault and Dominique de Calan.

The Supervisory Board appointed Christophe Aulnette as Chairman of the Management Board and Éric Albrand as a Management Board Member.

3.3 Altran 2008 project

During the course of the Combined General Meeting of Shareholders of 29th June 2005, Christophe Aulnette presented the Altran 2008 project, a strategic growth and profitability plan.

This plan should help bring about the changes necessary for the development of the Group, adapting it to the changes in client demands. This strategic vision is based on four main lines:

Becoming a global partner for our clients in the area of innovation

Altran has a very diversified range of areas expertise, from feasibility studies for an innovative project to its implementation. The Group has carried out a review of its portfolio of activities in order to better define its services and make it easier for our clients to see what services are offered by the Group's subsidiaries. This activity review aims to focus the efforts of the subsidiary onto an economic or geographical sector, or on a given area of expertise.

In addition, last autumn the Group set up a major accounts policy in order to offer a better service to these clients. The appointment of a "Key Account Manager" thus helps strengthen commercial dialogue with the Group's major clients and should help the Group to improve its commercial efficiency.

Initial successes have already been registered since in the summer the Group was once again listed at the European level by France Télécom SI. Other accounts, such as Thalès and Renault SI amongst others, have given the Group a global listing. Over the next few quarters Altran will continue to develop this new commercial approach for its major accounts.

Being a model employer

The real strength of the Group lies in its men and women, consultants, business managers, directors and professionals from cross-functional departments. Altran is still one of the main recruiters of top-level engineers, not only in France but also in Europe. Altran intends to develop this human capital, strengthening the sense of belonging to a group. This objective of the Altran 2008 vision involves:

- the creation last autumn of a human resources department aiming to offer, in future, ambitious career plans for our employees, and to increase the internal mobility of consultants, offering them a career path;
- the launch at the start of 2006 of an employee share ownership scheme, with a view to offering all of the Group's European employees the possibility of sharing the fruits of their daily efforts by investing via a capital increase reserved for employees;
- the reduction of staff turnover, which remains a major challenge for the Group.

All of these projects aim to make Altran the "model employer" in the engineering world.

"From patchwork to network"

The growth of the Group has long been the result of a decentralised policy, leaving each subsidiary a large amount of freedom to define its services.

This policy produced counter-productive internal competition, and reduced the clients' ability to understand what services were offered.

The Group is working to define, for each subsidiary, its area of activity, in terms of geography, market or expertise. Thus, IT services are being re-grouped in each country, and the geographical coverage of all subsidiaries in France is in the process of being rationalised.

This re-organisation should help clients to understand the services offered, facilitate the development of targeted, value added services, and help create a commercial collaboration between Group subsidiaries.

This switch from a policy of internal competition to a co-operation and network culture is also essential in order to improve results and facilitate career prospects for consultants and thus reduce staff turnover.

Operational excellence

Altran aims to return to the levels of commercial, operational and financial performance comparable to those of the best-performing players of the sector.

The financial results of the Group can therefore be improved. During the General Meeting of Shareholders of June 2005 Altran announced a plan to return to more satisfactory margins via an indirect cost reduction plan.

The 2005 restructuring costs resulting from the indirect costs reduction plan totalled 52.7m euros and only affect the second half. They involve:

- wages (35.0m euros);
- fees (lawyers, consultants, etc) (1.6m euros);
- rents and other charges, 16.1m euros, of which 9.0m euros provisions for rents remaining for unoccupied premises and scrapping of fixed assets.

Restructuring costs	
Scrapping of fixtures	(1.0)
Wage costs	(16.0)
Real estate project	(1.6)
Others	(1.1)
	(19.7)
Restructuring provisions	
Scrapping of fixtures	(3.5)
Wage costs	(19.0)
Real estate project	(9.0)
Others	(1.5)
	(33.0)

3.4 "Pépinière" Cambridge Consultants

In 2004, Cambridge Consultants Ltd (CCL) sold, in successive operations, 86.44 per cent of its CSR shares. During the first half of 2005, CCL sold 13.66 per cent of the remaining shares and all of the Inca shares.

The sale of the CSR and Inca shares produced proceeds of 13.801m euros and a non-recurring staff charge of 2.726m euros. By virtue of an internal agreement concluded prior to the acquisition of CCL by Altran, employees of the Company benefit from 20 per cent of the capital gain registered. This amount is deducted from the disposal proceeds registered in non-recurring operational income and costs.

3.5 Cambridge Consultants Ltd pension funds

With regard to the evaluation of the pension fund commitment of our subsidiary Cambridge Consultants Ltd (CCL), in the second half of 2005 our lawyers and the Trustee informed us that the rights of the beneficiaries of the fund would be reduced due to a change in the retirement age of 65. However, this interpretation is contested by certain beneficiaries and by the actuary who is currently deferring the new calculation. In the face of these uncertainties, we decided it was necessary to maintain the level of the provision at its initial amount, namely £20.3m. At the date of close of the accounts, we are not aware of any new determining factor which would lead use to include the additional provisions which would result from a recognition of rights at the age of 65.

3.6 Changes to consolidation parameter

Main operations on parameter in 2005:

- Acquisitions: none;
- disposals/liquidations:
  - The following companies were sold over the period:
    - Network Centrick Software,
    - Idefi,
    - Invall;
  - City Consultants was liquidated in December 2005.

The impact on the consolidated income of the disposal or liquidation of these companies is (2.758m) euros.

(in thousands of euros)			
Non-current assets	(1,852)	Shareholders' equity	(53)
Current assets	(3,177)	Income from disposal or liquidation	(2,758)
		Non-current liabilities	(328)
Cash	(383)	Current liabilities	(2,273)
	(5,412)		**(5,412)**

4. Notes on certain balance sheet items

4.1 Net goodwill

Changes in the net value of goodwill:

Net value

Balance at 31st December 2004	**479,043**
Price supplements	41,049
Impairment losses	(26,463)
Change in scope of consolidation	(2,280)
Exchange variation	9,013
Other movements	(272)
Balance at 31st December 2005	**500,090**

The rise in goodwill corresponds to the price supplements to pay on the acquisitions of previous years, of 41.049m euros.

The reduction over the year results from the disposal of companies for a total of (2.280m) euros and from re-adjustments of estimations for price supplements for 2004, paid in 2005, of (272) thousand euros.

Impairments entered in the income statement amount to 26.463m euros in 2005, i.e. 3.938m euros for the first half of 2005 and 22.525m euros for the second half of 2005.

Impairments were registered on 14 cash generating units. The net book value before impairment registered in 2005 of the goodwill amounts to 526.553m euros.

For tests on goodwill at 31st December 2005, which led to the recording of the impairments above, a discount rate after tax (WACC) of 8.68% was chosen, i.e. a discount rate before tax of between 10 and 11 per cent.

One percentage point of sensitivity, i.e. 9.68 per cent, would have given an impairment of 37.6m euros.

4.2 Intangible fixed assets

	Brands	Development Costs	Software	Others	Total
AT 31ST DECEMBER 2004					
Opening gross amount	34,779	3,190	19,440	2,219	**59 628**
Amortisations and provisions	(1,532)	(1,818)	(14,198)	(1,115)	**(18,663)**
Opening net amount	33,247	1,372	5,242	1,104	**40,965**
MOVEMENTS OVER THE PERIOD					
Acquisitions	11	760	2,860	131	**3,762**
Disposals	(328)		(181)	(183)	**(692)**
Depreciation, amortisation and provision charges	(125)	(568)	(3,114)	(156)	**(3,963)**
Change in scope of consolidation	-	(285)	(8)		**(293)**
Exchange variation	1	10	65	5	**81**
Other movements	(181)	324	195	(317)	**21**
Total movements (net value)	**(622)**	**241**	**(183)**	**(520)**	**(1,084)**
AT 31ST DECEMBER 2005					
Gross value at close	34,392	3,641	21,480	1,317	**60,830**
Amortisations and provisions	(1,767)	(2,028)	(16,421)	(733)	**(20,949)**
Net value at close	32,625	1,613	5,059	584	**39,881**

The Arthur D. Little brand amounts to 31.968m euros.

For 2005, net provisions for amortisations in relation to intangible fixed assets amount to 3.963m euros and are included in the net provisions for amortisations and depreciation.

4.3 Tangible assets

	Land	Buildings	General installations, fixtures and fittings	Office and computer equipment and furniture	Others	Total
AT 31ST DECEMBER 2004						
Opening gross amount	533	16,849	30,881	66,347	6,081	**120,691**
Amortisations and provisions	-	(6,169)	(16,721)	(48,890)	(4,086)	**(75,866)**
Opening net amount	533	10,680	14,160	17,457	1,995	**44,825**
MOVEMENTS OVER THE PERIOD						
Re-evaluations entered in Equity Capital						
Impairments entered in Equity Capital						
Acquisitions		13	2,636	6,904	1,065	**10,618**
Disposals		(389)	(852)	(636)	(433)	**(2,310)**
Depreciation, amortisation and provision charges		(442)	(6,557)	(7,343)	(734)	**(15,076)**
Change in scope of consolidation			(168)	(112)	(189)	**(469)**
Exchange variation		405	102	299	31	**837**
Other movements		(26)	79	40	(64)	**29**
Total movements (net value)	**-**	**(439)**	**(4,760)**	**(848)**	**(324)**	**(6,371)**
AT 31ST DECEMBER 2005						
Gross value at close	533	17,248	30,110	65,757	5,038	**118,686**
Amortisations and provisions		(7,007)	(20,710)	(49,148)	(3,367)	**(80,232)**
Net value at close	533	10,241	9,400	16,609	1,671	**38,454**

The Group owns property in France, Italy, the UK and Venezuela, worth 10.8m euros.

There is no tangible fixed asset entirely amortised but still used for significant amounts.

Net provisions for amortisations in relation to tangible fixed assets for 2005 amount to 15.076m euros, of which 11.611m euros are included in the net provisions for amortisations and 3.465m euros in non-recurring operating income.

4.4 Non-current financial assets

Non-current financial assets are broken down as follows:

	December 2005	December 2004
AVAILABLE FOR SALE		
Incubator Cambridge Consultants	5,687	3,631
LOANS AND DEBTS GENERATED BY THE GROUP		
Pension fund assets	8,992	9,011
Construction effort loans	2,980	5,203
Deposits and bonds	7,941	8,352
	19,913	22,566
Total	**25,600**	**26,197**

4.4.1 Assets classed as "available for sale"

At 1st January 2005, date of the first application of IAS 32, the Cambridge Consultants Ltd incubator was valued at its fair value, i.e. 15.21m euros, compared with a value at the end of December 2004 of 3.631m euros.

The variation of 9.523m euros during the course of 2005 is explained by the disposal of the CSR and Inca shares for 9.471m and 1.277m euros respectively, and the re-valuation of Vectural shares for 1.332m euros.

4.4.2 Loans and receivables generated by the Group

At 1st January 2005, date of the first application of IAS 32, construction effort loans were valued at their fair value, i.e. 2.997m euros.

Construction effort loans amounted to 2.98m euros at 31st December 2005 compared with 5.203m euros at 31st December 2004.

Compared with the end of 2004, the variation of (2.223m) euros can be explained by:

- the impact of the fair value of construction effort loans at 1st January 2005, and for the 2005 financial year, at, respectively, (2.206m) euros, entered in equity capital, and (889) thousand euros, entered in the income statement;
- and payments for 2005 for a total of 872,000 euros.

Other loans and receivables generated by the Group consist of deposits and guarantees.

4.5 Other non-current assets

The other non-current assets mainly consist of the receivable on the disposal of the Fagro Belgique business for 625,000 euros.

4.6 Inventories

Inventories and work in progress can be broken down as follows:

	2005	2004
Raw materials	79	71
Service provision in progress	1,880	2,349
Finished products	119	120
Provisions on inventories	(80)	(109)
Total	**1,998**	**2,431**

The amounts under charges in relation to inventories and their depreciation for 2005 are 455 and 24 thousand euros respectively (2004: 156,000 and 105,000 euros).

Provisions for depreciation of work in progress are 75,000 euros.

The write-back of provisions for depreciation of stocks, registered under income for 2005, amounts to 53,000 euros.

4.7 Trade debtors

Trade debtors have due dates of one year at most.

The Group remains responsible for the recovery of client debts ceded within the framework of factoring contracts. These debts are also maintained on the asset side with a counterpart entry in "Current financial liabilities".

Their accounting has impacted the accounts in the following way:

	Assets			Liabilities	
(in thousands of euros)	31/12/2005	31/12/2004		31/12/2005	31/12/2004
Trade debtors	159,098	171,934	Current financial liabilities	141,106	145,395
Cancellation of security deposit	(17,992)	(26,539)			
	141,106	145,395		141,106	145,395

4.8 Other receivables

This item notably includes fiscal and other operating debts.

4.9 Current financial assets

This item includes deposits and guarantees whose term is below one year.

4.10 Equity capital and earnings per share

At 31st December 2005, the share capital of Altran stood at 57,221,107 euros, divided into 114,442,214 ordinary shares. During the course of the period ended 31st December 2005, the average weighted number of ordinary shares in circulation amounted to 114,442,214 shares and the average weighted number of ordinary and dilutive shares was 117,052,261.

Composition of share capital	Number	Nominal value
Shares comprising share capital at start of year	114,442,214	0.5 euros
Shares comprising share capital at end of year	114,442,214	0.5 euros

	2005	2004
Altran Technologies share in net earnings (in thousands of euros)	**231**	**16,906**
Impact of dilutive share payments	920	1,008
Ordinary shares	114,442,214	114,441,855
Dilutive options granted	2,610,047	2,604,711
Earnings per share (euros)	0.00	0.15
Diluted earnings per share (euros)	0.01	0.15

Options granted with currently estimated dilutive effect concern share subscription plans whose exercise price is below the average share price in 2005, namely:

- share option plans set up in March and June 2003 involving a maximum of 3,948,993 and 336,191 share options respectively;
- share option plans set up in June 2005 involving a maximum of 340,000 share options;
- the exercise of these plans would lead to the issue of 2,610,047 new shares.

The characteristics of the option plans are covered in 5.4.

The following instruments, whose exercise price is above the average 2005 price, could possibly dilute the basic earnings per share in future, but are not included in the diluted earnings per share result above:

- the convertible bond loan issued in July 2004 for a maximum of 18,110,236 shares, one Company share for one bond, 15.8 per cent of the ordinary shares in circulation (cf. 4.11);

- share option plans not currently assessed to have a non-dilutive effect:
  - share option plans set up in 2001 involving a maximum of 642,880 share options,
  - share option plans set up in June 2004 involving a maximum of 2,762,000 share options,
  - share option plans set up in December 2005 involving a maximum of 2,630,000 share options.

The characteristics of the option plans are covered in 5.4.

4.11 Net financial debt

The net financial debt corresponds to the difference between total financial liabilities and cash and cash equivalents.

	December 2005	December 2004
Cash and cash equivalents	**163,112**	**397,678**
Convertible bond loans (+1 yr)	207,515	230,000
Loans and debts with credit establishments (+1 yr)	72,293	21,292
Other non-current financial liabilities	17,251	17,184
Current bond loans	8,625	347,732
Current loans and debts with credit establishments	4,719	593
Bank borrowings	186,463	156,984
Other current financial debts	3,190	3,244
Gross financial debt	**500,056**	**777,029**
Net financial debt	**336,944**	**379,351**

Compared with 31st December 2004, the net debt of the Group fell by 42.357m euros to 336.994m euros at 31st December 2005.

Cash equivalents

The market value of cash equivalents at 31st December 2005 was 61.069m euros and can be broken down as follows:

	December 2004	Acquisitions	Disposals	December 2005
Deposit certificates	263,975	-	(263,975)	-
Treasury bonds and shares	4	250	-	254
Sicav and mutual funds	426	521,413	(462,051)	59,788
Bonds and medium term notes	61,531	-	(61,531)	-
Others	1,396	1,277	(1,646)	1,027
Total	**327,332**	**522,940**	**(789,203)**	**61,069**

Schedule of gross financial debt

The table below presents a breakdown, including interest incurred and after taking into account the effects of hedging instruments, of gross financial debt by categories and by annual contractual due dates:

	Current portion	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	Beyond
Convertible bond loans (+1 yr)			207,515			
Loans and debts with credit institutions (+1 yr)		12,820	30,911	28,562	-	-
Other non-current financial liabilities		4,739	3,556	2,591	4,087	2,278
Long-term financial liabilities	**-**	**17,559**	**241,982**	**31,153**	**4,087**	**2,278**
Current bond loans	8,625					
Current loans and debts with credit institutions	4,719					
Bank borrowings	186,463					
Other current financial debts	3,190					
Short-term financial liabilities	**202,997**	-	-	-	-	-
	202,997	17,559	241,982	31,153	4,087	2,278

Financial debts schedule at 31st December 2005: current position 40.7 per cent, from 1 to 5 years 58.9 per cent, over five years, 0.4 per cent.

Convertible bonds

The convertible bond at 3.75 per cent issued in July 2004 totalled 230m euros at 31st December 2005, comprised of 18,110,236 bonds at a nominal value of 12.70 euros for a duration of 4 years and 176 days.

Early amortisation is possible, but only at the Group's discretion under the following circumstances:

- for all or part of the bonds, at any time, by purchase on or outside of the stock market or by public offers;
- for all of the bonds still in circulation, from 1st July 2007 onwards until 31st December 2008, pending notice of at least one month:
  - at an early redemption price which is equal to the par value, increased by the interest incurred since the last interest payments preceding the date of early redemption until the date of effective redemption (the "Early Redemption Price"),
  - if the income (i) from the current share allocation ratio and (ii) from the arithmetic average of the closing prices for the Company's share, on the First Market of Euronext Paris SA during a period of 20 consecutive stock market days during which the share has been listed, and chosen by the company among the 40 consecutive stock market days during which the share has been listed, preceding the date of the appearance of the notice announcing the early amortisation, exceeds 130 per cent of the nominal value of the bonds i.e. 16.51 euros;
- for all of the bonds remaining in circulation, at any time, if less than 10 per cent of the bonds issued remain in circulation, by redemption at the Early Redemption Price.

The application of IAS 32 at 1st January 2005 (date of the first application of IAS 32/39 for the Group) to the 2009 Océane had a positive impact on the equity capital at 1st January 2005 of 24.2m euros. In counterpart, the Group's financial debts have been reduced by the same amount.

Market rate chosen and breakdown between debt and equity at the outset:

- discount rate chosen for the calculation of the debt: 6.15%;
- effective interest rate: 7.55%;
- fair value of the debt at the issue: 202.657m euros.

The amount of interest incurred in 2005 payable on 1st January 2006 is 8.625m euros.

The financial charge for 2005 totals 15.171m euros (cf note 5.7).

The difference between the nominal cost of the Océane at the rate of 3.75 per cent and the IFRS financial charge calculated using the effective interest rate method in line with IAS 32/39 at 1st January 2005 leads to a supplementary charge which has an impact of 6.546m euros on the 2005 income statement.

Main changes in credit lines

Altran has an agreement with its banks guaranteeing full access to credit lines representing 120.5m euros at 31st December 2005, extending to 2009.

	Dec 04	June 2005	Dec 05	June 2006	Dec 06	June 2007	Dec 07	June 2008	Dec 08	June 2009	Dec 09
CADIF fixed rate	20,631	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,562	-	-
CADIF variable rate	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	-
Total CADIF	70,631	63,592	56,493	49,334	42,112	34,826	27,473	20,053	12,562	5,000	-
BNP Paribas variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	-
SG Variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	-
Total	150,631	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,562	13,000	-

At 31st December 2005 credit lines amounted to 76.5m euros.

The majority of financial debts with credit institutions are contracted at a variable rate mainly indexed on the EURIBOR or EONIA reference rate.

All of these credit lines would become payable if the Company did not comply with the maximum financial ratios, determined from the financial statements presented in line with French standards and detailed in the table below:

	31/12/2005	31/12/2006	31/12/2007	31/12/2008	31/12/2009
Net debt / equity capital	1.15	1.0	1.0	1.0	1.0
Net debt / Ebitda	3.5	3	2.5	2	2

Given that Ebitda corresponds to the gross operating margin.

In agreement with its three banks the Group has adjusted the method for calculating financial ratios in order to take into account the change in accounting rules applicable to the borrower following the introduction of IFRS / IAS from 1st January 2005 onwards. The maximum financial ratios given above remain unchanged.

The Group's financial ratios, excluding profit sharing and interest incurred and after the impact of the application of IAS 32 and 39 on the 2009 Océane issued on 7th July are:

Net financial debt / equity capital	1.02
Net financial debt / Ebitda before employee shareholdings	2.79

Within the framework of this credit agreement, the Group has made other commitments to the three signatory banks, of which the main ones are:

- limitation of sums spent on new acquisitions to 30m euros per financial year;
- limitation of asset disposals of 10m euros per financial year excluding authorised disposals.

The Company is not bound by other significant covenants regarding the credit lines it uses.

In line with the credit agreement signed in December 2004, the Group has introduced an interest rates hedging contract with a view to covering at least 50 per cent of the total credit revolving commitment for at least 3 years. Altran thus manages a fixed/variable rate structural position in euros in order to limit the cost of its debt. To do this it uses swaps, caps and floors within the framework of limits set by Management and the credit agreement.

Main characteristics of this hedging contract at 31st December 2005 (cf 5.8).

	Expiry date	Deal	Type	Initial rate	Initial nominal	Variable rate	Currency
SG127	01/04/08	A	Cap	4.11%	15,000,000	Euribor3MP	EUR
SG56	01/04/08	A	Cap	3.89%	15,000,000	Euribor3MP	EUR
BNP	01/04/08	A	Cap	3.89%	15,000,000	Euribor3MP	EUR
CA	01/04/08	A	Cap	3.79%	15,000,000	Euribor3MP	EUR
SG128	01/04/08	V	Floor	2.00%	15,000,000	Euribor3MP	EUR
SG062	01/04/08	V	Floor	2.00%	15,000,000	Euribor3MP	EUR
BNP	01/04/08	V	Floor	2.00%	15,000,000	Euribor3MP	EUR
CA	01/04/08	V	Floor	2.00%	15,000,000	Euribor3MP	EUR
BNP & CA & SG	01/04/08		Swaps IRS		60,000,000	EIB Euribor 3M	EUR (A)

The fair value variation amounts to 85,000 euros and is entered in the income statement under other financial charges.

4.12 Provisions for liabilities and charges

Changes in provisions for short- and long-term liabilities and charges for the period:

	December 04	Provisions	Write-back (prov.used)	Write-back (prov not used)	Exchange variation	Changes in scope of consolidation	Other variations	December 05
Provision for social disputes	2,452	1,918	(1,085)	(386)	36		(1,830)	1,105
Provision for other disputes	1,484	548	(238)	(12)			2,564	4,346
Provision for fiscal disputes and penalties	2,525		(258)		21		(2,229)	59
Provision for losses upon termination	658	356	(874)					140
Provision for other risks > 1 yr	4,448	249	(179)		76		(1,082)	3,512
Provision for restructuring		4,248	(7)					4,241
Other provisions for charges	1,705	73	(1,286)		107		119	718
Total provisions for long-term liabilities and charges	**13,272**	**7,392**	**(3,927)**	**(398)**	**240**	**0**	**(2,458)**	**14,121**
Provision for social disputes	7,887	1,646	(3,215)		46	(16)	1,243	7,591
Provision for other disputes	2,580	919	(1,364)	(53)	(3)		(964)	1,115
Provisions for guarantees	7		(7)					-
Provision for fiscal disputes and penalties	18,076	71	(18,055)		23		(31)	84
Provision for losses upon termination	118	343	(193)		5			273
Provision for other risks	1,850	658	(1,399)	(179)	5	(35)	468	1,368
Provision for restructuring		25,958	(622)					25,336
Provision for other charges	14,309	1,359	(1,103)	(11)	5		(421)	14,138
Total provisions for short-term liabilities and charges	**44,827**	**30,954**	**(25,958)**	**(243)**	**81**	**(51)**	**295**	**49,905**

Other movements correspond to restatements in fiscal and social debts for 2.163m euros.

In 2005, the write-back of the liabilities provision of 17.471m euros mainly concerns the DCE fiscal risk. This write-back entered under "non-recurring income and charges" can be explained by the agreement concluded by the Group with the Dutch tax authorities in February 2005. Bearing in mind the level of provisions at 31st December 2004, the result of this dispute does not have a significant impact on the one-off operating income and charges of 2005.

Provision for restructuring (cf 3.3).

4.13 Staff benefits

Debts in relation to current and non-current staff benefits:

	2005	2004	Change
Workforce and representative bodies	140,034	131,325	8,709
Other current advantages post employment	30,142	17,445	12,697
	170,176	**148,770**	**21,406**
Non-current staff benefits	23,374	21,748	1,626
Other non-current advantages post employment	-	17,238	(17,238)
	23,374	**38,986**	**(15,612)**
Total	**193,550**	**187,756**	**5,794**

The Group's total commitment for pension plans and post-employment benefits, entered under "non-current staff benefits", mainly relating to France, Italy, Germany, Japan and the Netherlands, can be analysed as follows:

	2005				2004			
	Total	Pension commitments	End of contract indemnity	Other benefits	Total	Pension commitments	End of contract indemnity	Other benefits
CHANGE IN THE PROVISION								
Net liability at opening	21,748	7,733	8,435	5,580	19,969	6,399	8,288	5,282
Charges for year	5,070	519	2,890	1,661	5,940	1,385	2,494	2,061
Net contributions paid by the employer	(3,444)	(196)	(2,393)	(855)	(4,106)	(36)	(2,348)	(1,722)
Conversion gains or losses	27	-	-	27	(40)	-	-	(40)
Change in scope of consolidation	(27)	-	-	(27)	(15)	(15)	-	-
Net liability at close	23,374	8,057	8,932	6,386	21,748	7,733	8,435	5,580

The other current advantages post employment concern the liquidation of the Cambridge Consultants Ltd pension fund (30.142m euros at 31st December 2005) entered under "other current staff benefits" (cf. 3.5).

Evaluation of commitments and provisions at 31st December 2004 and 31st December 2005

Change in actuarial value of accumulated rights

	2005				2004			
	Total	*Pension commitments*	*End of contract indemnity*	Other benefits	Total	Pension commitments	End of contract indemnity	Other benefits
Actuarial value of accumulated rights at start of year	35,582	8,748	10,393	16,441	29,857	6,399	8,288	15,170
Rights accumulated during year	5,517	1,369	2,364	1,784	4,673	1,005	1,982	1,686
Financial cost	1,626	401	478	747	1,784	380	513	892
Reduction of future rights		-	-	-	-	-	-	-
Liquidation of commitments/ curtailment	(1,792)	(1,638)	-	(154)	-	-	-	-
Specific benefits		-	-	-		-	-	-
Employee contributions	168	-	-	168	260	-	-	260
Contributions paid	(3,116)	(196)	(2,393)	(528)	(2,764)	(36)	(2,348)	(380)
Actuarial gains and losses	6,662	1,631	3,224	1,807	1,832	999	1,958	(1,127)
Creation/acquisition	144	2	-	142	-	-	-	-
Goodwill and others	29	-	-	29	(60)	-	-	(60)
Actuarial value of accumulated rights at end of year	44,820	10,318	14,066	20,436	35,582	8,748	10,393	16,441

Variation of fair value of hedging assets

	2005				2004			
	Total	Pension commitments	End of contract indemnity	Other benefits	Total	Pension commitments	End of contract indemnity	Other benefits
Fair value of hedging assets at start of year	**11,076**	-	-	**11,076**	**9,888**	-	-	**9,888**
Expected yields from assets	1,391	-	-	1,391	(395)	-	-	(395)
Reduction of future rights		-	-	-	-	-	-	-
Liquidation of commitments		-	-	-	-	-	-	-
Employee contributions	168	-	-	168	260	-	-	260
Employers' contributions	3,444	196	2,393	855	4,106	36	2,348	1,722
Contributions from hedging assets	(3,116)	(196)	(2,393)	(528)	(2,764)	(36)	(2,348)	(380)
Creation/acquisition	279	-	-	279	-	-	-	-
Not explained		-	-	-	-	-	-	-
Goodwill and others	2	-	-	2	(18)	-	-	(18)
Fair value of hedging assets at end of year	**13,243**	**0**	**0**	**13,243**	**11,076**	**0**	**0**	**11,076**

Balance sheet commitments

	2005				2004			
	Total	Pension commitments	End of contract indemnity	Other benefits	Total	Pension commitments	End of contract indemnity	Other benefits
Shortfall of assets on accumulated rights	**31,577**	**10,318**	**14,066**	**7,193**	**24,506**	**8,748**	**10,393**	**5,364**
Actuarial gains or losses not accounted for	(8,202)	(2,261)	(5,134)	(807)	(2,758)	(1,015)	(1,958)	216
Cost of past services not recognised	-	-	-	-	-	-	-	-
Capping of asset	-	-	-	-	-	-	-	
Net provision entered on balance sheet	**23,374**	**8,057**	**8,932**	**6,386**	**21,748**	**7,733**	**8,435**	**5,580**

The hedging assets are mainly located in Germany, the Netherlands and Japan. They mainly consist of mutual funds, general assets of insurance companies or shares.

Principal actuarial hypotheses used to evaluate long term staff benefit obligations:

	At 31st December 2004			At 31st December 2005		
	Rate of inflation	Expected yield from assets	Rate of wage increase	Rate of inflation	Expected yield from assets	Rate of wage increase
Euro zone	2.00%	4.75%	2.5% - 3.5%	2.00%	4.00%	2.5% - 3.5%
Japan	1.00%	2.00%		1.00%	2.00%	
Netherlands	2.00%	4.75%	3.00%	2.00%	4.00%	3.00%
USA	2.00%	5.75%	N/A	2.00%	5.50%	N/A

Impact on the current and consolidated operating income:

	2005				2004			
	Total	Pension commitments	End of contract indemnity	Other benefits	Total	Pension commitments	End of contract indemnity	Other benefits
CHARGE TO INCOME STATEMENT								
Cost of services provided during year	5,517	1,369	2,364	1,784	4,673	1,005	1,982	1,686
Interest charges	1,626	401	478	747	1,784	380	513	892
Discounted yield of hedging assets	(642)	-	-	(642)	(517)	-	-	(517)
Actuarial gains and losses entered	(15)	25	49	(89)	-	-	-	-
Cost of past services	-	-	-	-	-	-	-	
Effect of a reduction or liquidation of plan	-	-	-	-	-	-	-	
Curtailment	(1,416)	(1,277)	-	(139)	-	-	-	-
	5,070	519	2,890	1,661	5,940	1,385	2,494	2,061

4.14 Other long-term liabilities

Other long-term liabilities correspond to liabilities with due dates of over 12 months.

4.15 Trade debtors

Trade debtor accounts amounted to 53.258m euros at 31st December 2005 compared with 57.839m euros at 31st December 2004.

4.16 Other current debt

This item essentially consists of the share of products and services invoiced in advance contributing to sales.

4.17 Short term payables for shares

Debts on investments mainly include debts on shares for a total of 40.440m euros, mainly consisting of price supplements of which 39.885m euros for 2005.

5. Notes on income statement

5.1 Segment information at 31st December 2005

In line with IAS 14 "Segment reporting", the Group is obliged to report financial information by geographical sector and by line of business and to determine, in line with IAS 14, which of these two sectors (geographic or business line) constitute the first level of segment information. After analysis, the group has determined that the first level of segment information corresponds to geographical sectors and the second level to business lines.

Altran distinguishes between:

- 4 geographic zones within the primary segment breakdown:
  - **France,**
  - **North:** Germany, Austria, Benelux, Sweden, Switzerland, UK, Ireland,
  - **South:** Brazil, Spain, Italy, Portugal, Andorra, Venezuela,
  - **Rest of the World:** Asia, North America, China.

Services provided by Altran Technologies or the country holdings to the benefit of operational subsidiaries are the subject of a re-billing in line with activity criteria (sales and wage bill), within the framework of legal and fiscal arrangements adapted to each country.

- 4 sectors of activity in segment breakdown:
  - **technology and R&D consultancy,**
  - **organisation and information systems consultancy,**
  - **strategy and management consultancy,**
  - **others.**

Segment information by geographic zone At 31/12/2005

(in millions of euros)	France	North	South	Rest of the World	Inter-sector eliminations	Total Altran
SALES						
External	668.4	398.2	275.3	92.6		1,434.5
Inter-sector	15.7	15.6	3.8	3.1	(38.2)	0.0
Total Sales	**684.1**	**413.8**	**279.1**	**95.7**	**(38.2)**	**1,434.5**
Total operating revenues	684.3	415.6	280.1	95.7	(37.8)	1,437.9
Total operating charges	(649.9)	(380.0)	(261.4)	(91.2)	37.8	(1,344.7)
CURRENT OPERATING INCOME						
Current operating income by zone	**34.4**	**35.6**	**18.7**	**4.5**	-	**93.2**
Current operating income	**5.0%**	**8.6%**	**6.7%**	**4.7%**	-	**6.5%**
Non-allocated charges						
Operating income	**(2.6)**	**20.7**	**10.3**	**0.4**	-	**28.8**
Operating income	**(0.4)%**	**5.0%**	**3.7%**	**0.4%**		**2.0%**
Cost of gross debt	(26.6)	(9.1)	(5.2)	(1.9)	18.6	(24.2)
of which interest charge for Océane 2009	(15.1)					(15.1)
Income from cash equivalents	16.6	3.5	0.5	0.2	(18.6)	2.2
Costs of net debt	*(10.0)*	*(5.6)*	*(4.7)*	*(1.7)*	-	*(22.0)*
Other financial income	14.7	1.7	1.0	0.5	-	17.9
Other financial costs	(13.3)	(3.5)	(0.9)	(0.3)	-	(18.0)
Tax charges	1.5	(0.7)	(4.2)	(2.8)	-	(6.2)
Income from equity affiliates	-	-	-	(0.4)	-	(0.4)
Net income - group share	**(9.7)**	**12.6**	**1.5**	**(4.4)**	**-**	**(0.0)**
OTHER INFORMATION						
Assets by zone	1,182.1	551.6	227.9	83.8	(705.2)	1,340.2
Non-allocated assets	-	-	-	-	-	-
Equity accounted shares	-	-	-	(0.5)	-	(0.5)
Total assets	**1,182.1**	**551.6**	**227.9**	**83.3**	**(705.2)**	**1,339.7**
Amortisation and depreciation charges by zone	**(3.4)**	**(3.6)**	**(0.1)**	**(2.0)**	-	**(9.2)**
Impairments entered during year						-
under income	(2.8)	(18.1)	(0.4)	(5.1)	-	(26.4)
directly under equity capital	-	-	-	-	-	-
Write-back of impairments entered during year					-	-
under income	-	-	-	-	-	-
directly under equity capital	-	-	-	-	-	-

Segment information by geographic zone At 31/12/2004

(in millions of euros)	France	North	South	Rest of the World	Inter-sector eliminations	Total Altran
SALES						
External	683.2	382.4	257.6	72.4		1 395.6
Inter-sector	16.3	13.9	3.4	1.0	(34.5)	-
Total Sales	**699.5**	**396.3**	**261.0**	**73.4**	**(34.5)**	**1,395.6**
Total operating revenues	704.2	396.6	261.6	73.3	(34.7)	1,401.0
Total operating charges	(674.2)	(375.0)	(255.4)	(71.7)	34.7	(1,341.8)
CURRENT OPERATING INCOME						
Current operating income by zone	**30.0**	**21.6**	**6.2**	**1.6**	-	**59.2**
Current operating income	**4.3%**	**5.5%**	**2.4%**	**2.2%**	-	**4.2%**
Non-allocated charges	-	-	-	-	-	-
Operating income	**26.7**	**42.0**	**0.7**	**1.0**		**70.3**
Operating income	**3.8%**	**10.6%**	**0.3%**	**1.4%**		**5.0%**
Cost of gross debt	**(22.5)**	**(9.9)**	**(6.2)**	**(0.9)**	**17.8**	**(21.7)**
of which interest charge for Océane 2009	(15.8)					
Income from cash equivalents	19.4	2.4	0.4	-	(17.8)	4.5
Costs of net debt	*(3.1)*	*(7.5)*	*(5.8)*	*(0.9)*	-	*(17.2)*
Other financial income	3.3	5.7	1.0	0.3	(0.1)	10.3
Other financial costs	(7.6)	(7.6)	(1.1)	0.5	0.2	(16.6)
Tax charges	(15.3)	(13.1)	(5.9)	4.8	-	(29.5)
Income from equity affiliates	-	-	-	(0.1)	-	(0.1)
Net income - group share	**4.0**	**19.5**	**(11.1)**	**4.5**	-	**16.9**
OTHER INFORMATION						
Assets by zone	1,431.2	527.2	206.8	52.3	(657.6)	1,559.9
Non allocated assets	-	-	-	-	-	-
Equity accounted shares	-	-	-	-	-	-
Total assets	**1,431.2**	**527.2**	**206.8**	**52.3**	**(657.6)**	**1,559.9**
Amortisation and depreciation charges by zone	**(7.6)**	**(2.4)**	**(0.0)**	**(1.7)**	-	**(11.7)**
Impairments entered during year						
under income	(1.7)	(14.0)	(8.6)	(1.3)	-	(25.6)
directly under equity capital		-	-	-	-	-
Write-back of impairments entered during year						
under income	-	-	-	-	-	-
directly under equity capital	-	-	-	-	-	-

"France" includes operational subsidiaries and the Company head office of the Group, grouping management structures and cross-functional services.

Sales in 2005 total 1.434473bn euros, up 2.8%.

The distribution of sales by geographic zone, corresponding to the internal organisation of the Group, can be analysed thus (in thousands of euros):

This table presents the inter-sector eliminations on the four defined sectors.

(in thousands of euros)	Ytd 2005				Ytd 2004		
	Total segment	Inter-sector eliminations	Total non-group	% SALES	Total non-group	% SALES	Change
France	684,123	(17,046)	667,077	46.5%	683,236	49.0%	(2.4)%
North	413,801	(14,188)	399,613	27.9%	382,406	27.4%	4.5%
South	279,107	(3,783)	275,324	19.2%	257,624	18.5%	6.9%
Rest of the World	95,692	(3,233)	92,459	6.4%	72,369	5.2%	27.8%
Total	**1,472,723**	**(38,250)**	**1,434,473**	**100.0%**	**1,395,635**	**100.0%**	**2.8%**

Distribution of sales by country:

	Ytd 2005	% SALES	H2 2005	% SALES	H1 2005	% SALES	Ytd 2004	% SALES	H2 2004	% SALES	H1 2004	% SALES
France	667,077	46.5 %	320,932	45.2 %	346,145	47.8 %	683,236	49.0 %	342,057	48.2 %	341,179	49.8 %
Germany	118,401	8.3%	60,436	8.5%	57,965	8.0%	119,285	8.5%	63,755	9.0%	55,530	8.1%
Austria	7,019	0.5%	3,705	0.5%	3,314	0.5%	8,229	0.6%	4,371	0.6%	3,858	0.6%
GB (Ireland)	94,337	6.6%	50,462	7.1%	43,875	6.1%	90,518	6.5%	46,711	6.6%	43,807	6.4%
Benelux	109,942	7.7%	52,536	7.4%	57,406	7.9%	101,744	7.3%	51,006	7.2%	50,738	7.4%
Switzerland	41,202	2.9%	20,378	2.9%	20,824	2.9%	38,366	2.7%	18,907	2.7%	19,459	2.8%
Sweden	28,712	2.0%	14,054	2.0%	14,658	2.0%	24,264	1.7%	11,715	1.6%	12,549	1.8%
Italy	130,946	9.1%	65,762	9.3%	65,184	9.0%	126,365	9.1%	61,209	8.6%	65,156	9.5%
Spain	104,046	7.3%	51,132	7.2%	52,914	7.3%	101,591	7.3%	49,258	6.9%	52,333	7.6%
Portugal	18,369	1.3%	9,368	1.3%	9,001	1.2%	12,935	0.9%	7,481	1.1%	5,454	0.8%
Brazil (Venezuela)	21,963	1.5%	13,117	1.8%	8,845	1.2%	16,733	1.2%	11,524	1.6%	5,209	0.8%
Asia	13,428	0.9%	7,674	1.1%	5,754	0.8%	12,162	0.9%	5,031	0.7%	7,131	1.0%
USA	79,031	5.5%	40,914	5.8%	38,117	5.3%	60,207	4.3%	37,096	5.2%	23,111	3.4%
Total	**1,434,473**	**100.0%**	**710,470**	**100.0%**	**724,003**	**100.0%**	**1,395,635**	**100.0%**	**710,121**	**100.0%**	**685,514**	**100.0%**

Sector information by sector of activity
At 31st December 2005

	Technology and R&D consultancy	Organisation and information systems consultanc	Strategy and management consultancy	Others	Group
Sales	677.8	447.7	186.6	122.4	**1,434.5**
Total assets	381.9	168.0	115.6	674.0	**1,339.6**
Tangible and intangible investments	(0.8)	(1.7)	(1.1)	2.1	**(1.5)**

Sector information by sector of activity
At 31st December 2004

	Technology and R&D consultancy	Organisation and information systems consultancy	Strategy and management consultancy	Others	Group
Sales	626.3	480.2	181.4	107.7	**1,395.6**
Total assets	363.9	190.5	116.8	888.7	**1,559.9**
Net tangible and intangible investments	3.0	(2.2)	(0.3)	2.5	**3.1**

5.2 Sales

Breakdown of sales:

	2005	2004	Change
Sales of goods	4,071	4,843	(15.9%)
Provision of services	1,428,356	1,388,373	2.9%
Rentals	2,046	2,417	(15.3%)
Total	**1,434,473**	**1,395,633**	**2.8%**

For 2005, the sales for fixed rate contracts total 183.534m euros.

5.3 External charges

At 31st December 2005, external charges are broken down as follows:

		2005	2004	2005 vs 2004
Total external charges		309,515	295,585	4.7%
	% SALES	21.6%	21.2%	
Sub-contracting		96,033	86,950	10.4%
	% SALES	6.7%	6.2%	
BC red		5 130	6,102	(15.9)%
	% SALES	0.4%	0.4%	
Basic rentals and ext charges		55,986	55,500	0.9%
	% SALES	3.9%	4.0%	
Training		7,129	7,447	(4.3)%
	% SALES	0.5%	0.5%	
Fees and ext services		45,523	46,069	(1.2)%
	% SALES	3.2%	3.3%	
Transport/travel		63,236	55,648	13.6%
	% SALES	4.4%	4.0%	
Other purchases and ext services		36,478	37,869	(3.7)%
	% SALES	2.5%	2.7%	

External costs increased 4.7 per cent due to the 10.4 per cent rise in sub-contracting and the 13.6 per cent rise in travel expenses.

Basic rental charges for 2005 total 55.986m euros (2004: 55.5m euros). The Group has basic rental contract commitments, mainly property leases. No basic rental commitment includes conditional rents, renewal options or arrangements involving particular restrictions (notably in area of dividends, supplementary debt or rentals).

Sub-rentals in connection with non-cancellable rentals amount to 674,000 euros.

The analysis by expiry date of commitments given by the Group at 31st December 2005 on non-cancellable rentals is presented in section 7.

5.4 Staff costs

At 31st December 2005, staff costs were broken down as follows:

	December 2005	December 2004	Change	Note
Staff costs	974,537	977,717	(3,180)	
Employee profit-sharing	7,723	8,191	(468)	
Total	**982,260**	**985,908**	**(3,648)**	
Charges linked to payments in shares	4,139	2,478	1,661	a
Long term staff benefits	5,070	5,940	(870)	
Total	**991,469**	**994,326**	**(2,857)**	

Staff costs are in line with the change in staff numbers and include the statutory profit sharing figure of 7.723m euros.

Note a: Payments in shares

The Board of Directors meeting of 15th June 2005 and the Management Board meeting of 20th December 2005 decided to award share options in line with the authorisation granted by the Extraordinary and Ordinary General Meeting of 28th June 2004 for 340,000 and 2,630,000 shares.

Main characteristics of the plans at 31st December 2005:

Stock options plan	2001 plan (*)	2003 plan (*)	2003 plan (*)	2004 plan	2005 plan	2005 plan
Date of meeting	17/06/1999	17/06/1999	17/06/1999	28/06/2004	28/06/2004	28/06/2004
Date of Board of Directors or Management Board meeting	10/10/2001	11/03/2003	24/06/2003	29/06/2004	15/06/2005	20/12/2005
Total number of shares which could be subscribed on date of granting	642,880	3,948,993	336,191	2,762,000	340,000	2,630,000
of which those for corporate officers	-	186,785	-	80,000	200,000	210,000
of which number of shares which could be subscribed by the 10 highest paid people including Management Committee.	85,708	875,218	106,734	510,000	140,000	635,000
Number of shares subscribed at 31st December 2005 -	-	-	-	-	-	
Options matured during period						
Date from which options can be exercised	10/10/2005	12/03/2007	25/06/2007	30/06/2008	16/06/2009	21/12/2009
Expiry date	10/10/2006	11/03/2011	24/06/2008	29/06/2012	15/06/2013	20/12/2013
Subscription price (in euros)	39.34	2.97	6.73	9.37	7.24	9.62

(*) After adjustment of the option plans following the share capital increase with maintenance of preferential subscription right of 23rd December 2003, in order to take into account the issue of 20.8m new shares.

The charge for the year amounts to 4.139m euros (2.478m euros for 2004).

The options were valued on the date of granting on the basis of an option valuation model of the Black-Scholes type on the basis of an implicit volatility of 35 per cent. The implicit volatility corresponds to the expected volatility of the Océane 2009, issued in July 2004.

The other parameters chosen for the calculation of this charge are:

- result distribution rate: 0%;
- risk free investment rate: 2.9%;
- average exercise period.
  - 6 years for plans granted 11th March and 24th June 2003, 15th June 2005, 21st December 2005,
  - 4 years for plan of 29th June 2004.

Note b: Long-term staff benefits (cf. 4.13)

5.5 Depreciation, amortisation and provision charges

	December 2005	December 2004
Amortisation of intangible and tangible fixed assets	(15,575)	(17,797)
Provisions on current assets	4,367	2,637
Provisions for liabilities and charges	1,992	3,416
	(9,216)	(11,744)
Provisions for restructuring (non-recurring)	(33,065)	-

5.6 Other non-recurring operating income and costs

	2005	2004
Net income from the disposal of Cambridge Consultants Ltd incubator	11,075	33,408
Income from disposal of Fagro Belgique business	1,284	
Income from disposal of tangible fixed assets	(748)	(386)
Income from disposal and liquidation of consolidated shares	(2,757)	2,350
Write-back of fiscal litigation provisions	2,931	
Badwill ADL Venezuela		2,216
Former sellers litigation indemnities	1,710	
Guaranty of UK subsidiary liability	280	
Others	973	(986)
Restructuring costs	(19,646)	
Restructuring provisions	(33,065)	
Total	(37,963)	36,602

Sale CSR and Inca

In 2004, Cambridge Consultants Ltd (CCL) sold, in successive operations, 86.44 per cent of its CSR shares. During the first half of 2005, CCL sold 13.66 per cent of the remaining shares and all of the Inca shares.

The sale of the CSR and Inca shares produced proceeds of 13.801m euros and a non-recurring staff charge of 2.726m euros. By virtue of an internal agreement concluded prior to the acquisition of CCL by Altran, employees of the Company benefit from 20 per cent of the capital gain registered. This amount is deducted from the disposal proceeds registered in non-recurring operational income and costs.

Sale of Fagro Belgique business

In September 2005, the disposal of the Fagro Belgique business generated a profit of 1.284m euros.

Dispute with former sellers of a Portuguese subsidiary

At 31st December 2004, the Group was in arbitration with a former director of one of its Portuguese subsidiaries who was accused of poaching clients and wrongful solicitation of employees. Following the transaction concluded between this director and the Group in 2005, non-recurring income was recorded for 1.71m euros.

Income from disposal and liquidation of consolidated shares (cf 3.5)

Write-back of provisions for fiscal disputes

Out of respect for the prudence principle, during the acquisition of Arthur D. Little and of other companies in 2002, the Group made provisions for fiscal risk, which benefited from a prescription in 2005.

Restructuring costs (cf 3.3)

5.7 Cost of net financial debt

	December 2005	December 2004
INCOME FROM CASH AND CASH EQUIVALENTS		
Income from interest generated by cash and cash equivalents	1,466	2,359
Income from disposal of cash equivalents	783	2,128
	2,249	4,487
COST OF GROSS FINANCIAL DEBT		
Interest charges linked to bond loans	(15,171)	(15,772)
Interest charges on other financing operations	(9,038)	(5,837)
	(24,209)	(21,609)
Cost of net financial debt	(21,960)	(17,122)

The cost of the net financial debt of 21.96m euros mainly consists of the interest on the bond loan for 15.171m euros and interest on overdrafts and medium-term loans for 9.038m euros.

5.8 Other financial income and charges

	December 2005	December 2004
FINANCIAL INCOME		
Profit on disposal of other long-term investments	207	
Financial discounting income	225	120
Profit on trading derivatives	214	
Exchange gain	16,380	9,568
Write-back of provision on other fixed assets	430	237
Other financial income	487	346
	17,943	10,271
FINANCIAL CHARGES		
Depreciation of non-consolidated shares and of other non-current financial assets	(1,188)	(564)
Exchange loss	(14,924)	(14,365)
Financial discounting charges	(1,164)	(308)
Loss on trading derivatives	(85)	
Other financial costs	(673)	(1,322)
	(18,034)	(16,559)

Future exchange operations

Nature of contract	Due date	Notional amount in thousands	Fair value of hedging instruments in thousands of euros
Purchase of GBP	01/01/2006	10,000	214

The fair value variation of this exchange hedge is entered in the income statement under other financial income for 214,000 euros.

5.9 Tax charges

Deferred tax assets and liabilities

Net variation of deferred taxes on balance sheet:

(in thousands of euros)	2004	P&L impact	Other variations	Equity capital impact	Changes in scope of consolidation	Conv gains or losses	2005
D.T.A.	59,423	8,914	(2,173)	(8,372)	(26)	704	58,468
D.T.L.	6,014	2,601	(680)	0	143	187	8,265
Total	**53,408**	**6,313**	**(1,493)**	**(8,372)**	**(170)**	**517**	**50,203**
Deferred tax income	**1,608**						**6,313**

Deferred taxes entered in equity capital during the year:

(in thousands of euros)	
Fair value reserve in line with IAS 32/39 at 1st January 2005	(8,372)
Total	**(8,372)**

Postponable fiscal deficits whose allocation to future profits is likely to amount to 128.33m euros. Their activation represents a tax saving of 42.069m euros.

Fiscal deficits which did not give rise to deferred tax asset entries due to the uncertain nature of their recovery amount to:

(in thousands of euros)	
FISCAL LOSSES	
- of which expiring in less than 1 year	0
- of which expiring in 1 to 5 years	8,870
- of which expiring in more than 5 years	60,811
- without expiry date	65,304
Total	**134,985**

Details of deferred tax assets and liabilities at the end of the year:

(in thousands of euros)	2005	2004
DEFERRED TAX ASSETS BY NATURE OF TIMING DIFFERENCE		
Staff benefits	15,586	10,771
Other assets and liabilities	2,193	4,388
Others	3,013	8,136
Recoverable fiscal deficits	42,069	37,906
	62,862	61,201
DEFERRED TAX LIABILITIES BY NATURE OF TIMING DIFFERENCE		
Assets	(11,636)	(7,020)
Provisions for liabilities and charges	(1,021)	(773)
	(12,657)	(7,793)
Net assets	**50,204**	**53,408**

Taxes on income

Breakdown of tax charges:

(in thousands of euros)	
CURRENT TAXES	
- for the year	(14,768)
- adjustment on current tax for previous years	(556)
- other taxes payable on income	(6,854)
- Impact of not being liable for current tax	9,539
- Carry back	14
DEFERRED TAXES	
- Deferred taxes linked to base changes	13,650
- Deferred taxes linked to rate changes	(3,066)
- Impact of previous years' taxes not already entered and used to reduce the tax charge of the year	(999)
- Impact of de-activation of deficits	(3,272)
Family and sponsorship tax credits	145
Total	**(6,166)**

Differences between tax on companies paid and the theoretical tax obtained by applying the French tax rate:

(in thousands of euros)	
Group net income	231
Share of equity affiliates	(393)
Minority interests	17
Income before tax and depreciation of goodwill	**33,237**
Theoretical tax charge at parent company rate (33.833%)	(11,245)
- Other taxes payable on income	(6,854)
- Non-activation of deferrable deficits	(3,272)
- Rates differences of foreign countries	(332)
- Other permanent differences	15,538
Effective tax registered	**(6,166)**
Effective tax rate	*19%*

The other permanent differences correspond to the cancellation of the capital gains tax on the sale of CSR shares in 2004 for 9.9m euros and the non-taxation of the capital gains from the sale of the CSR shares in 2005 for 4m euros.

Deferred tax income:

(in thousands of euros)	
Temporary differences	(2,789)
Fiscal deficits	7,560
Consolidation re-statements	1,542
Total	**6,313**

6. Monitoring of significant litigation and possible liabilities

There is a dispute between three companies of the Group and Ilyad Value. The Group is claiming from Ilyad Value the balance of payments due (3.5m euros) for studies and training modules sold to Ilyad in 2001. The receivable held in the Group's books for Ilyad Value has been fully provisioned. Ilyad Value for its part is demanding reimbursement for the sums it has paid to the Group, plus late interest payments. Having taken advice, the Group considers that the Ilyad Value claim is groundless. It would appear that Ilyad Value lodged a complaint in March 2003 and took civil action against Altran Technologies with regard to service provision contracts concluded between Altran

Technologies and Ilyad Value at the end of 2001. Altran Technologies has no information on these proceedings.

- Following the revocation of their respective mandates, two former directors of a subsidiary of the Group (Altiam), acquired in 2002, filed action against Altran Technologies in the Commercial Court, demanding a sum of about 10m euros in earn-out complements and damages. Altran Technologies for its part filed a claim at the Commercial Court against these two former directors. The claim is for fraud during the sale of shares in the subsidiary, and Altran Technologies seeks restitution of the price paid when the subsidiary was acquired, plus damages. The claims made by Altran Technologies currently amount to 6m euros. The Commercial Court has not granted the applications of Altran Technologies and has ordered the latter to pay an earn-out supplement for 2003. The Commercial Court has also deferred the ruling on the claim for the payment of the second price supplement. The dispute was provisioned in the accounts closed 31st December 2003.

- In August 2001 the e-Consulting Group (ECG) brought an action against Altran Technologies in the Paris Commercial Court for the payment of damages of about 2.3m euros. This action was prompted by the decision of Altran Technologies in June 2001 not to take a stake in the ECG capital. ECG considered this to be an unjustified decision for which Altran Technologies may be held liable.

  This procedure was placed in the hands of the ECG receiver following the compulsory liquidation of ECG which took place in September 2001.

  The procedure is still ongoing and no definitive decision has yet been made.

  In addition, certain shareholders of ECG also filed an action against Altran Technologies at the Paris Commercial Court in August 2001, for the payment of about 3m euros in damages. Like the ECG receiver, these shareholders are suing over the decision by Altran Technologies not to take a stake in the capital of ECG.

  This separate procedure is still ongoing and no definitive decision has yet been made.

- In the summer of 2002 the COB (now the AMF) opened an inquiry into changes in the Altran Technologies share price.

  The Company was notified of the grievances held against it and submitted its arguments in its defence in October 2004.

  In this procedure, the Company risks a maximum penalty of 1.5m euros. The enquiry is still ongoing.

- The additional work carried out by the former College of Statutory Auditors on the 2001 accounts and on the first half of 2002 has given rise to adjustments to the accounts for the first half of 2002.

  A preliminary enquiry was then opened by the Paris Public Prosecutor's Office, becoming an investigation as from January 2003 into misuse of company funds, fraud and publication of false information likely to affect share prices.

  Altran Technologies became a civil plaintiff in this investigation in February 2003 and was indicted in April 2005 for falsification and publication of misleading information likely to have an effect on share prices. This indictment does not call into question Altran's decision to become a civil plaintiff. This investigation is still ongoing.

  The submission of the examining magistrate was heard for the first time in June 2004 in order to consider the offence of presenting accounts failing to give a true image of the company. It was heard for a second time in September 2004 to consider the offence of insider trading. As part of this investigation, several former and current directors and managers of the Company were indicted.

  Thirteen physical persons or legal entities instituted civil actions in connection with this investigation.

  In addition, a complaint with institution of civil action has been filed by APPAC, the individual shareholders' association.

  In February 2003, Altran Technologies also filed a complaint and took civil action concerning the share price destabilisation and rigging from which it claims to have suffered since the start of 2002.

  The investigation of this complaint of destabilisation was non-suited on 6th December 2005.

  Finally, two complaints with institution of civil action were filed in October 2004 against certain directors by the former Statutory Auditors, both concerning the same offence of hindrance to the functions of statutory auditors.

- A director of a subsidiary of the Group (Imnet) has filed action against Altran Technologies for neglect of obligation of honesty, malicious non-disclosure and performance in bad faith of the contract for the acquisition of this subsidiary. This action is at a very early stage in the procedure and has not yet been provisioned.

- In France, the Group is in dispute with several former employees who contest the grounds for their redundancies.

- A writ was issued against Altran Technologies and the Altran Foundation by a former director of the Group for wrongful dismissal and vexatious revocation. These two disputes were provisioned in the accounts at 31st December 2005.

- In Spain, the Group is involved in two significant disputes:

  The Spanish holding of the Group is in dispute with former directors of one of its subsidiaries regarding the amount of the earn-out paid to them. They are also accused of diverting business towards satellite companies controlled by them and of poaching employees of the Group for these same satellite companies.

Some of these directors have filed a claim against the subsidiary for wrongful dismissal.

At the same time, several criminal actions have been filed against some of these directors by the Spanish authorities for fraud and attempted intimidation.

The dispute was provisioned in the accounts closed 31st December 2004.

The Spanish holding of the Group has also filed action against two former directors of another subsidiary in order to obtain the reimbursement of an earn-out payment, and damages for fraud when selling their shares. The Group's claim amounts to about 4m euros. The court of the first instance has essentially granted this claim. The opposite parties appealed this ruling. Because of this appeal, no income for this has been entered in the Group's accounts.

- In Switzerland, the Group has filed a complaint against the former directors of one of its subsidiaries, seeking repayment in particular of excess earn-out paid over the previous years.

The Company's Statutory Auditors made disclosures to the Public Prosecutor in connection with this.

The total amount of provisions to cover all of the Group's litigation was 14.3m euros at 31st December 2005.

The Company has no knowledge of any litigation, arbitration or exceptional events likely to have a significant impact on the financial situation, results, business or assets of the Company and the Group.

7. Off-balance sheet commitments

- All commercial and banking commitments at 31st December 2005 are summarised in the following table:

(in thousands of euros)	Total 31/12/04	Current portion	Between 1 and 5 years	Over 5 years	Total 31/12/05
COMMITMENTS GIVEN					
- deposits, endorsements and guarantees given	51,130	17,711	38,501	14,884	70,915
- debts guaranteed by collateral	68				
- discounted notes not yet matured	-				-
- minimum payments for lease contracts (cf 5.3)	103,619	14,461	32,078	21,099	67,638
- no-competition clause in favour of former employees:					
* gross amount	1,867	715	340		1,055
* social security taxes relating to no-competition clause in favour of former employees	653	250	120		370
- shareholdings (cf below)					
Acquisition price supplement, variable in line with the future results of the company acquired over a period usually of five years					
COMMITMENTS RECEIVED					
- deposits, endorsements and guarantees received	None				None

- The off-balance sheet commitment for Individual Right to Training for the whole Group is estimated at 232,000 hours.
- Acquisition price supplement variable in line with the future results of the company acquired over a period generally of five years.

Summary of earn-out principle:

- the Group's acquisitions are settled by an initial fixed payment and an earn-out programme of usually five years;
- if there is no rise in the net income in a given year in relation to the highest historical level there is no earn-out payment for the year in question, except for the companies which have accepted the new earn-out formula;
- in the course of 2003 Altran offered companies under earn-out the opportunity to adapt the earn-out programme to include a dimension relating to the cash generation of these companies.

Earn-out beneficiaries were thus able to modify the earn-out calculation; the co-efficient applied to growth of income is reduced in return for:

- the payment of a fixed percentage of net income,
- disbursement of earn-out in line with changes in the company's client account. Thus a company with a client account representing 90 days of sales will receive 75 per cent of the earn-out to which it would be entitled in view of its income, the balance of the earn-out to be paid once the client account is in fact recovered.

For companies still operating under the old earn-out formula, the calculation system is illustrated in the graph below:


Earn-out
Earn-out
No Earn-out
Earn-out
Net income
N
N+1
N+2
N+3
N+4
Year

In order to estimate the earn-out amounts that could be paid in the years ahead, Altran has evaluated future earn-outs on the basis of the hypotheses listed below.

The Group has used three profit-growth hypotheses of the companies subject to earn-out based on internal projections for 2006:

- hypothesis of 5 per cent profit growth every year from 2007;
- hypothesis of 10 per cent profit growth every year from 2007;
- hypothesis of 15 per cent profit growth every year from 2007.

Finally, in all projections below it should be noted that Arthur D. Little is considered as an ensemble of companies.

Hypothesis of 5 per cent growth in net profit of companies under earn-out


27.5
Total accumulated profit of companies under earn-out between 2006 and 2008: 42.5 m euros
Accumulated earn-out to pay between 2007 and 2009: 15.6 m euros
20
15.0
11.0
10
4.6
0
2006
2007
2008
Hypothesis of net profit of companies under earn-out
Hypothesis of earn-out to pay in n+1
Number of companies under earn-out

Hypothesis of 10 per cent growth in net profit of companies under earn-out


27.5
Total accumulated profit of companies under earn-out between 2006 and 2008: 43.2 m euros
Accumulated earn-out to pay between 2007 and 2009: 16.9 m euros
20
15.7
11.0
10
5.9
0
2006
2007
2008
Hypothesis of net profit of companies under earn-out
Hypothesis of earn-out to pay in n+1
Number of companies under earn-out

Hypothesis of 15 per cent growth in net profit of companies under earn-out


27.5
Total accumulated profit of companies under earn-out between 2006 and 2008: 43.9 m euros
Accumulated earn-out to pay between 2007 and 2009: 18.3 m euros
20
16.4
11.0
10
7.3
0
2006
2007
2008
Hypothesis of net profit of companies under earn-out
Hypothesis of earn-out to pay in n+1
Number of companies under earn-out

The aim of these scenarios is to help shareholders and investors to build their disbursement hypotheses for the next few years, linked to the acquisitions already made.

It should be noted that during the course of 2005, the earn-out contracts of seven companies were terminated prematurely via an exit payment negotiated between the parties, thus bringing the number of companies benefiting from earn-out from 27 to 20 for 2006.

It should be noted that 19 companies are under the new formula earn-out contracts.

The aim of these adjustments is to improve the cover by the cash-flows generated by the companies subject to earn-out of the payments made in their favour.

8. Transactions between related parties

Transactions with the main directors

The gross remuneration and benefits of all kinds granted to the corporate officers by the Company, and by subsidiaries and affiliates amounted to 1,588,438 euros in 2005.

Member of the Board

Christophe AULNETTE – Chairman of the Board (from 23rd March 2005)

Gross remuneration paid by the Company in 2005 in connection with his corporate mandate: 313,050 euros.

Gross remuneration paid by a controlled company in connection with his corporate mandate: None.

Gross variable remuneration for 2005 paid in February 2006 by the Company in connection with his corporate mandate: 280,000 euros.

Exceptional gross remuneration paid by the Company in connection with corporate mandate: None.

Benefits in kind granted by the Company in connection with corporate mandate: None.

Criteria for awarding variable remuneration corresponding to a total package of 300,000 euros based on three conditions:

- 100,000 euros for progression of EBIT;
- 100,000 euros for increase in margin;
- 100,000 euros for implementation of Group strategy.

Christophe AULNETTE, whose employment contract was suspended when his corporate mandate took effect, will benefit, in the event of a termination of his contract after the latter is once again in force following his corporate mandate, from compensation equivalent to (i) 36 months total remuneration, if the termination occurs during the first 24 months from the date that his employment contract comes into force, (ii) 24 months total remuneration if the termination occurs during the subsequent 24 months.

Éric ALBRAND – Board Member

Gross remuneration paid by the Company in 2005 in connection with his corporate mandate: 360,381 euros.

Gross remuneration paid by a controlled company in connection with his corporate mandate: None.

Gross variable remuneration for 2005 paid in February 2006 by the Company in connection with his corporate mandate: 260,000 euros.

Balance of the variable part for the 2004 financial year and paid by the Company in February 2005: 80,000 euros.

Benefits in kind granted by the Company in connection with corporate mandate: None.

Criteria for awarding variable remuneration corresponding to a total package of 300,000 euros based on four conditions:

- 75,000 euros for progression of EBIT;
- 75,000 euros for the implementation of internal supervision procedures;
- 75,000 euros for improvement of the cash position;
- 75,000 euros for contribution to Group strategy.

Éric ALBRAND, whose employment contract was suspended when his corporate mandate took effect, will benefit, in the event of termination of his employment contract when this is once again in force after his corporate mandate, from compensation equivalent to 24 months of total remuneration.

9. Exposure to exchange and interest rates risk

9.1 Liquidity risks

Since the end of 2002, the Group has been working on mobilising the resources needed to re-pay the Océane convertible bonds issued in July 2000 and repayable on 1st January 2005.

This re-financing plan involved, firstly, mobilising the Group's internal resources:

- working on client receivables;
- centralisation of subsidiaries' available cash;
- recovery of margins.

The Group then looked to external resources in order to improve its liquidity and increase the average term of its debt.

This took the form of two public offerings, via a capital increase of 150m euros in December 2003 and the issue, in July 2004, of convertible bonds expiring on 1st January 2009 for 230m euros.

Finally, on 22nd December 2004 the Group signed, with its three main banks BNP Paribas, Crédit Agricole Île de France and Société Générale, the opening of credit lines for 150m euros.

This agreement results from the commitments made by these banks during the capital increase of December 2003.

The financial ratios which the Group must comply with in order to have access to these credit lines are the following:

Date of test	Consolidated gearing ratio (1)	Consolidated financial leverage ratio (2)
31st December 2004	1.40	5.0
31st December 2005	1.15	3.5
31st December 2006	1.00	3.0
31st December 2007	1.00	2.5
31st December 2008	1.00	2.0
31st December 2009	1.00	2.0

(1) Gearing = net financial debt/consolidated equity capital.
(2) Consolidated financial leverage ratio = net financial debt/EBITDA excluding employee shares.

These two ratios rely on two contractual notions of net financial debt and "EBIT excluding employee shareholding" defined as follows:

Net financial debt = net debt excluding employee profit-sharing and interest incurred on bond debts.

EBITDA excluding profit-sharing = Gross operating surplus before employee profit-sharing.

In agreement with its three banks the Group has adjusted the method for calculating the financial ratios in order to take into account the change in accounting rules applicable to the borrower following the introduction of IFRS / IAS from 1st January 2005 onwards. The maximum financial ratios presented above remain unchanged.

Financial ratios of the Group at 31st December 2005:

Net financial debt/equity capital	1.02
Net financial debt/Ebitda before employee shareholdings	2.79

Within the framework of this credit agreement, the Group has made other commitments to the three signatory banks, of which the main ones are:

- limitation of sums spent on new acquisitions to 30m euros per financial year;
- limitation of asset disposals of 10m euros per financial year excluding authorised disposals.

The Company is not bound by other significant covenants regarding the credit lines it uses.

The Group's medium term credit lines are amortised according to the following table:

	December 04	June 2005	December 05	June 2006	December 06	June 2007	December 07	June 2008	December 08	June 2009	December 09
CADIF Fixed rate	20,631	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,562	0	0
CADIF variable rate	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	0
BNP Paribas variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
SG variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
Total	150,631	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,562	13,000	0

The Group also has medium term credit lines representing 72.293bn euros, open via certain subsidiaries.

NB: with regard to the 2009 convertible bond issued in July 2004, there is no such covenant attached to this product.

9.2 Rates risk

At 31st December 2005, the Group's net debt was 336.99m euros, mainly consisting of a 230m euro convertible bond at a fixed rate of 3.75 per cent repayable on 1st January 2009. A variation in rates therefore has a negligible impact and the Group has no rates risk coverage policy.

Elements concerning the schedule of loans and financial debts are in the following table.

(in millions of euros)	Current portion	1-5 years	Over 5 years
Financial liabilities	(203)	(297)	0
Financial assets	163	0	0
Net position before management	(40)	(297)	0
Off-balance sheet - rates hedging contract (cf 4.11)	0	60	0
Net position after management	(40)	(237)	0

9.3 Exchange risk

The Group's currency assets mainly consist of its stakes in countries outside the euro zone (mainly USA, Brazil, UK, Sweden and Switzerland).

The amount of financial debt contracted in currencies outside the euro zone was zero at 31st December 2005. In 2005, the Group registered sales outside the euro zone of 278.6m euros. With income and costs of intellectual services provision to clients being denominated in the same currencies, no exchange risk coverage policy was set up within the Group.

(in thousands of euros) Currency	Assets	Liabilities	Net position	Price at 31/12/05	Net position in euros before management	Off-balance sheet	Net position in euros after management	Sensitivity (*)
USD								
GBP	0	(18,000)	(18,000)	0.6792	(26,501)	14,723	11,778	118
CHF								
SEK								
SGD								

(*) Sensitivity to a 1 per cent variation of the currency.

9.4 3 Risk linked to the management of the convertible bond debt (Océanes)

On 3rd January 2005, the Group re-paid 1,276,740 Océane 2005 bonds for a total of 332m euros.

The Group considers that it still has too much debt. It intends to continue its plan to improve the structure of its balance sheet. To this end the following efforts will be continued:

- gradual improvement of the operating margin;
- control of client receivables. The Group believes that this is still too large;
- continuation of policy aimed at centralising available cash;
- continuation of factoring programme: at 31st December 2005, the Group converted 141m euros from its client accounts.

9.5 Special risks linked to the activity

The clients of the Altran Group are mainly large European private or public accounts. The detailed list of the Group's clients is strategic information, and is therefore not published. However, the distribution of the Group's client portfolio is very fragmented since the fifty largest clients of the Group in 2005 represent 45.2 per cent of total turnover. Companies of the Altran Group invoice the overwhelming majority of their services on the basis of time spent, at a fixed rate. For this reason, the Group's companies are held only to an obligation of due care. When contracts are concluded on a fixed price basis, the accounting policy of revenue recognition imposes a risk evaluation upon termination, which means that the margin cannot be recognised until there are grounds for ensuring that this recognition is not liable to be disturbed as a result of an obligation to provide results.

9.6 Share risk

Most of the available liquid assets are invested in:

- money market funds;
- negotiable debt securities;
- remunerated foreign currency accounts (GBP USD).

All of these investments are remunerated at the day-to-day monetary rate, or at the LIBOR for currencies. The sensitivity of these investments, for a 10 per cent variation of the reference index (EONIA or LIBOR), is 0.20 per cent.

The Group is in the process of drawing up a procedure for the definition of rules for each subsidiary and at a central level on the use of the Group's liquidities.

The bulk of these recommendations may be summarised in two major principles:

1. All cash surpluses are invested exclusively with the Group (GMTS).
2. GMTS assigns these liquid assets as a matter of priority to the repayment of loans and/or uses money supports whose sensitivity and volatility are less than 1 per cent per year.

At 31st December 2005 the Group had marketable securities with a market value of 61m euros.

10. Significant events after 31st December 2005

The Supervisory Board meeting of 7th March 2006 authorised the Management Board to use the delegation granted to it by the Combined General Meeting of Shareholders of 29th June 2005 in its thirteenth resolution in order to carry out a share capital increase reserved for employees of the Company and of its subsidiaries located in France, Germany, Spain, Italy, the UK, Ireland, Sweden, Switzerland, Belgium, Luxembourg, the Netherlands, Portugal and Austria.

In line with this authorisation, during its meeting of 10th March 2006 the Management Board decided on in principle a capital increase which would be realised by the issue of shares and/or warrants, for an overall nominal amount of up to 3,000,000 euros, representing 6,000,000 new shares (including shares resulting from the exercise of warrants and pending possible adjustments).

The capital increase would only be realised up to the level of the amount of shares effectively subscribed, with no minimum requirement.

The newly created shares would pay dividends from 1st January 2005 onwards.

11. Transition to IFRS

Impacts of the transition on the consolidated financial statements

The following information is presented:

1. Summary of the impact of IFRS on equity capital at 1st January 2004, 30th June 2004, 31st December 2004 and 1st January 2005.
2. State of reconciliation between the consolidated balance sheet in French standards and the consolidated balance sheet in IFRS at 1st January 2004, 30th June 2004 and 31st December 2004.
3. State of reconciliation between the consolidated income statement in French standards and the consolidated income statement in IFRS for 2004 financial year.
4. Presentation of the differences between the standards followed by the Group according to the French reference framework and IFRS.

11.1 Summary of the impact of IFRS on equity capital at 1st January 2004, 30th June 2004, 31st December 2004 and 1st January 2005

Details of how IFRS has impacted Group's equity capital:

	Capital	Premiums and reserves linked to capital	Reserves attributable to holders of parent company capital	Result of the period	Elements directly registered in equity capital	Conversion gains or losses	Total Group	Minority interests	Total equity
Balances at 1st January 2004 - French standards	**57.2**	**156.0**	**193.4**	**(92.0)**		**(11.0)**	**303.6**	**-**	**303.6**
Development costs (IAS 38)			(0.4)				(0.4)		(0.4)
Deferred charges (IAS 38)			(0.3)				(0.3)		(0.3)
Approach per component of real estate assets (IAS 16)			(0.9)				(0.9)		(0.9)
Goodwill & badwill (IFRS 1.B2 and IAS 38)			-				-		-
Staff benefits (IAS 19)			(4.1)				(4.1)		(4.1)
Share payments (IFRS 2)		0.4	(0.4)				-		-
Financial instruments (IAS 32/39)	na	na	na	na	na	na	na	na	na
Discounting of provisions for liabilities and charges (IAS 37)			0.6				0.6		0.6
Reclassification of accumulated conversion differences at the date of transition			(11.0)			11.0	-		
Tax effect on restatements (IAS 12)			1.9				1.9		1.9
	-	0.4	(14.6)	-	-	11.0	(3.2)	-	(3.2)
Balances at 1st January 2004 - IFRS	**57.2**	**156.4**	**178.8**	**(92.0)**	**-**	**(0.0)**	**300.4**	**-**	**300.4**
Balances at 30th June 2004 - French standards	**57.2**	**156.0**	**101.5**	**(14.0)**		**(9.6)**	**291.1**	**-**	**291.1**
Development costs (IAS 38)			(0.4)	0.1			(0.3)		(0.3)
Deferred charges (IAS 38)			(0.3)	0.1			(0.2)		(0.2)
Approach per component of real estate assets (IAS 16)			(0.9)	(0.1)			(1.0)		(1.0)
Goodwill & badwill (IFRS 1.B2 and IAS 38)			-	-			-		-
Conversion of acquisition goodwill in currencies			(0.2)			4.3	4.1		4.1
Cancellation of amortisation of acquisition goodwill (IFRS 3)				9.8			9.8		9.8
Staff benefits (IAS 19)			(4.1)	(1.0)			(5.1)		(5.1)
Share payments (IFRS 2)		0.9	(0.4)	(0.5)			-		-
Financial instruments (IAS 32/39)	na	na	na	na	na	na	na	na	na
Discounting of provisions for liabilities and charges (IAS 37)			0.6	(0.2)			0.4		0.4

	Capital	Premiums and reserves linked to capital	Reserves attributable to holders of parent company capital	Result of the period	Elements directly registered in equity capital	Conversion gains or losses	Total Group	Minority interests	Total equity
Reclassification of cumulated conversion differences at the date of transition			(11.0)			11.0	-		
Tax effect on restatements (IAS 12)			1.9	-			1.9		1.9
		0.9	(14.8)	0.3		15.3	9.7	-	9.7
Balances at 30th June 2004 - IFRS	**57.2**	**156.9**	**86.7**	**(5.8)**	**-**	**5.7**	**300.7**	**-**	**300.7**
Balances at 31st December 2004 - French standards	**57.2**	**156.0**	**102.3**	**(2.1)**		**(9.5)**	**303.9**	**0.9**	**304.8**
Development costs (IAS 38)			(0.4)	0.2			(0.1)		(0.1)
Deferred charges (IAS 38)			(0.3)	0.1			(0.2)		(0.2)
Approach per component of real estate assets (IAS 16)			(0.9)	(0.1)			(1.1)		(1.1)
Goodwill & badwill (IFRS 1.B2 and IAS 38)			-	3.0			3.0		3.0
Conversion of acquisition goodwill in currencies			(0.6)			(1.9)	(2.5)		(2.5)
Cancellation of amortisation of acquisition goodwill (IFRS 3)				17.4			17.4		17.4
Staff benefits (IAS 19)			(4.1)	0.1			(4.0)		(4.0)
Share payments (IFRS 2)		2.9	(0.4)	(2.5)			-		-
Financial instruments (IAS 32/39)	na	na	na	na	na	na	na	na	na
Discounting of provisions for liabilities and charges (IAS 37)			0.6	(0.2)			0.4		0.4
Reclassification of accumulated conversion differences at the date of transition			(11.0)			11.0	-		-
Other re-statements				-			-		-
Restatement of minority interest receivables linked to move to IFRS				0.8				(0.8)	(0.8)
Tax effect on restatements (IAS 12)			1.9	0.2			2.1		2.1
	-	2.9	(15.3)	19.0	-	9.1	15.6	(0.8)	14.8
Balances at 31st December 2004 - IFRS	**57.2**	**158.9**	**87.0**	**16.9**	**-**	**(0.4)**	**319.5**	**0.1**	**319.6**
APPLICATION OF IAS 32 & 39 AT 1ST JANUARY 2005									
Hybrid financial instruments - Océane 2009			(2.5)		26.7		24.2		24.2
Financial assets available for sale (CCL incubator)					9.2		9.2		9.2

	Capital	Premiums and reserves linked to capital	Reserves attributable to holders of parent company capital	Result of the period	Elements directly registered in equity capital	Conversion gains or losses	Total Group	Minority interests	Total equity
Construction effort loans			(2.2)				(2.2)		(2.2)
		-	(4.7)	-	35.9	-	31.2		31.2
Tax effect on application of IAS 32 & 39 at 1st January 2005			1.6	-	(12.2)	-	(10.6)	-	(10.6)
Balances at 1st January 2005 - IFRS	**57.2**	**158.9**	**83.9**	**16.9**	**23.7**	**(0.4)**	**340.1**	**0.1**	**340.2**

11.2 Statement of reconciliation between consolidated balance sheet in French standards and the consolidated balance sheet in IFRS at 1st January 2004, 30th June 2004, 31st December 2004

At 1st January 2004

(in millions of euros)	French standards	IFRS	Adjustments with equity capital impact	Notes	Reclassifications/ Adjustments without equity capital impact
NON CURRENT ASSETS					
Acquisition goodwill	462.8	484.9	-		22.1
Intangible fixed assets	71.3	42.4	(0.4)	11.4.1	(28.5)
Tangible fixed assets	45.8	44.8	(0.9)	11.4.3	(0.1)
Financial assets	56.3	48.8	-		(7.5)
Deferred tax income	46.5	60.3	3.0	11.4.9	10.8
Non-current tax payable, assets	-	20.8	-		20.8
	682.7	**702.0**	**1.7**		**17.6**
CURRENT ASSETS					
Stocks and work in progress	2.5	2.5	-		-
Client receivables	376.9	376.9	-		-
Other receivables	89.3	75.5	(0.3)	11.4.2	(13.5)
Cash equivalents	111.2	111.2	-		-
Cash	117.4	117.4	-		-
	697.3	**683.5**	**(0.3)**		**(13.5)**
Total assets	**1,380.0**	**1,385.5**	**1.4**		**4.1**

(in millions of euros)	French standards	IFRS	Adjustments with equity capital impact	Notes	Reclassifications/ Adjustments without equity capital impact
EQUITY CAPITAL					
Capital	57.2	57.2	-		-
Equity linked proceeds	156.0	156.4	0.4	11.4.6	-
Reserves attributable to holders of parent company capital	193.4	182.4	(11.0)	11.4.1	-
IFRS Reserves	-	*(3.6)*	*(3.6)*	-	
Conversion gains/losses	(11.0)	-	11.0	11.4.10	-
Income for the year	(92.0)	(92.0)	-		-
Minority interests	-	-	-		-
	303.6	**300.4**	**(3.2)**		-
NON CURRENT LIABILITIES					
Long term provisions	57.6	26.5	(0.6)	11.4.8	(30.5)
Long term staff benefits	22.6	55.1	4.1	11.4.5	28.4
Financial liabilities	462.6	449.6	-		(13.0)
Deferred tax liabilities	4.9	7.5	1.1	11.4.9	1.5
	547.7	**538.7**	**4.6**		**(13.6)**
CURRENT LIABILITIES					
Short-term provisions	17.9	35.0	-		17.1
Tax debts	112.0	112.0	-		-
Suppliers and other creditors	251.1	238.8	-		(12.3)
Financial liabilities	147.7	160.6	-		12.9
	528.7	**546.4**	-		**17.7**
Total liabilities	**1,380.0**	**1,385.5**	**1.4**		**4.1**

At 30th June 2004

(in millions of euros)	French standards	IFRS	Adjustments with equity capital impact	Notes	Reclassifications/ Adjustments without equity capital impact
NON CURRENT ASSETS					
Acquisition goodwill	444.8	477.3	13.9	11.4.4	18.7
Intangible fixed assets	70.1	41.5	(0.3)	11.4.1 & 11.4.4	(28.4)
Tangible fixed assets	48.7	47.7	(1.1)	11.4.3	-
Financial assets	36.3	28.8	-	11.4.5	(7.5)
Deferred tax income	39.9	54.1	2.2	11.4.9	12.1
Non-current tax payable, assets	-	20.7	-		20.7
Other non-current assets	-	0.3	-	11.4.5	0.3
	639.8	670.4	14.7		15.9
CURRENT ASSETS					
Stocks and work in progress	3.6	3.6	-		-
Client receivables	428.0	428.0	-		-
Other receivables	83.7	71.7	(0.2)		(11.7)
Current financial assets	-	-	-		-
Cash equivalents	48.3	48.3	-		-
Cash	76.4	76.4	-		-
	640.0	628.1	(0.2)		(11.7)
Total assets	**1 279.8**	**1 298.5**	**14.6**		**4.2**

(in millions of euros)	French standards	IFRS	Adjustments with equity capital impact	Notes	Reclassifications/ Adjustments without equity capital impact
EQUITY CAPITAL					
Capital	57.2	57.2	-		-
Equity linked proceeds	156.0	157.0	1.0	11.4.6	-
Reserves attributable to holders of parent company capital	101.5	90.3	(11.2)	11.4.10	-
IFRS Reserves		***(3.6)***	***(3.6)***		-
Conversion gains/losses	(9.6)	5.7	15.3	11.4.10	-
Income for the year	(14.0)	(5.8)	8.2		-
Minority interests	-		-		-
	291.1	300.7	9.6		-
NON CURRENT LIABILITIES					
Long term provisions	9.7	11.7	(0.4)	11.4.8	2.4
Long term staff benefits		55.7	5.1	11.4.5	50.7
Financial liabilities	25.5	39.1	-		13.6
Deferred tax liabilities	6.7	9.7	0.4	11.4.9	2.6
Other long term liabilities	0.7	1.0	-		0.3
	42.6	107.2	5.0		69.6
CURRENT LIABILITIES					
Short-term provisions	86.7	43.2	-		(43.5)
Tax debts	109.8	109.8	-		-
Suppliers and other creditors	233.6	228.5	-		(5.0)
Financial liabilities	516.1	499.1	-		(17.0)
	946.2	880.6	-		(65.4)
Total liabilities	**1 279.9**	**1 298.5**	**14.6**		**4.2**

At 31st December 2004

(in millions of euros)	French standards	IFRS	Adjustments with equity capital impact	Notes	Reclassifications/ Adjustments without equity capital impact
NON CURRENT ASSETS					
Acquisition goodwill	442.6	479.0	15.0	11.4.4	21.4
Intangible fixed assets	68.8	41.0	0.9	11.4.1 & 11.4.4	(28.7)
Tangible fixed assets	45.9	44.8	(1.1)	11.4.3	
Financial assets	35.0	26.2	-	11.4.5	(8.8)
Deferred tax income	47.1	59.2	2.1	11.4.9	10.0
Non-current tax payable, assets	-	21.4	-		21.4
Other non-current assets	-	5.3		11.4.5	5.3
	639.5	**676.9**	**16.9**	-	**20.6**
CURRENT ASSETS					
Stocks and work in progress	2.4	2.4	-		-
Client receivables	414.6	414.6	-		-
Other receivables	90.7	67.0	(0.1)		(23.7)
Current financial assets	-	1.4	-		1.4
Cash equivalents	327.3	327.3	-		-
Cash	70.3	70.3	-		-
	905.4	**883.0**	**(0.1)**		**(22.3)**
Total assets	**1 544.8**	**1 559.9**	**16.8**		**(1.7)**

(in millions of euros)	French standards	IFRS	Adjustments with equity capital impact	Notes	Reclassifications/ Adjustments without equity capital impact
EQUITY CAPITAL					
Capital	57.2	57.2	-		-
Equity linked proceeds	156.0	158.9	2.9	11.4.6	-
Reserves attributable to holders of parent company capital	102.3	90.6	(11.7)	11.4.10	-
IFRS Reserves	-	***(3.6)***	***(3.6)***		-
Conversion gains/losses	(9.5)	(0.5)	9.0	11.4.10	-
Income for the year	(2.1)	16.9	19.0		-
Minority interests	0.9	0.1	(0.8)		-
	304.8	**319.7**	**14.8**		-
NON CURRENT LIABILITIES					
Long term provisions	52.8	13.2	(2.3)	11.4.8	(37.3)
Long term staff benefits	26.5	39.0	4.1	11.4.5	8.3
Financial liabilities	269.5	268.5	-		(1.0)
Deferred tax liabilities	5.1	5.8	0.2	11.4.9	0.5
Other long term liabilities	1.4	0.6	-		(0.8)
	355.3	**327.1**	**2.0**		**(30.3)**
CURRENT LIABILITIES					
Short-term provisions	4.3	44.8	-		40.5
Tax debts	103.7	104.4	-		0.8
Suppliers and other creditors	268.1	255.3	-		(12.8)
Financial liabilities	508.5	508.6	-		0.1
	884.7	**913.1**	-		**28.6**
Total liabilities	**1,544.8**	**1,559.9**	**16.8**		**(1.7)**

11.3 Statement of reconciliation between income statement consolidated in French standards and income statement consolidated in IFRS for 2004 financial year (12 and 6 months)

The move to IFRS resulted in an 18.5m euro increase in net income of consolidated group for the 2004 financial year (12 months).

	31st Dec 04 French standards	Reclass. IFRS	Restatements of IFRS transition	31st Dec 04 IFRS
Sales	1,418.7	(23.0)	-	1,395.7
Amort. write-back & operating prov.	22.6	(22.6)	-	-
Other income from activity	11.8	(6.5)	-	5.3
	1,453.1	(52.1)	-	1,401.0
Purchases consumed	(16.0)	-	-	(16.0)
Change in work in progress		-	-	-
External expenses	(325.4)	30.0	(0.2)	(295.7)
Staff costs	(991.9)	-	(2.4)	(994.3)
Taxes and similar payments	(14.5)	-	-	(14.5)
Amort. allowance & operating prov.	(37.3)	24.6	1.0	(11.7)
Other operating expenses	(8.9)	(0.6)	-	(9.5)
Current operating income	58.9	1.9	(1.6)	59.2
Income from sale of CCL incubator		41.9	-	41.9
One-off staff costs		(8.5)	-	(8.5)
Other operating income and expenses		1.9	1.3	3.2
Acquisition goodwill impairments		-	(25.6)	(25.6)
Operating income	58.9	37.2	(25.9)	70.2
Exceptional charges and income (*)	*35.3*	*(35.3)*	-	*0.0*
Income from cash equivalents		4.5	-	4.5
Cost of gross financial debt		(21.7)	-	(21.7)
Cost of net financial debt		*(17.2)*	-	*(17.2)*
Other financial income	16.0	(5.4)	(0.3)	10.3
Other financial costs	(39.4)	20.7	2.2	(16.5)
Tax cost	(29.7)	-	0.2	(29.5)
Share of income from entities accounted for by the equity method	-	-	-	-
Net income before income of discounted operations	41.0	(0.0)	(23.6)	17.3
Amortisation of goodwill (*)	*(42.1)*	-	*42.1*	*(0.0)*
Net income of consolidated group	(1.1)	(0.0)	18.5	17.3
Minority share	0.9	-	(0.5)	0.4
Net consolidated income, group share	**(2.1)**	**(0.0)**	**19.0**	**16.9**

(*) Lines removed in IFRS.

Presentation of reclassifications for 2004

(in millions of euros)	Reclass of re-invoicing of non-margined fees	Reclass of exceptional income and charges	Reclass of operating charge transfers	Reclass financial income and charges	Reclass of op foreign curr translation	Others	IFRS reclassifications total
Sales	(23.0)						(23.0)
Op amort & prov write-backs			(22.6)				(22.6)
Other income from activity			(8.4)		1.9		(6.5)
	(23.0)	-	**(31.0)**	-	**1.9**		**(52.1)**
Purchases consumed							-
Change in work in progress							-
External expenses	23.0		6.4			0.6	30.0
Staff costs							-
Taxes and similar payments							-
Amort. allowance & operating prov.			24.6				24.6
Other operating expenses						(0.6)	(0.6)
Current operating result	-	-	-	-	**1.9**	-	**1.9**
Income from sale of CCL incubator		41.9					41.9
One-off staff costs		(8.5)					(8.5)
Other operating income and expenses		1.9					1.9
Acquisition goodwill impairments							-
Operating income	-	**35.3**	-	-	**1.9**	-	**37.2**
Exceptional charges and income (*)		*(35.3)*					*(35.3)*
Income from cash equivalents				4.5			4.5
Cost of gross financial debt				(21.7)			(21.7)
Cost of net financial debt				(17.2)			(17.2)
Other financial income				(4.4)	(1.0)		(5.4)
Other financial costs				21.6	(0.9)		20.7
Tax cost							-
Share of income from entities accounted for by the equity method							-
Net income before income of discounted operations	-	**0.0**	-	**(0.0)**	**0.0**	-	**(0.0)**
Amortisation of goodwill (*)							-
Net income of consolidated group	-	**0.0**	-	**(0.0)**	**0.0**		**(0.0)**
Minority share							-
Net consolidated income - group share	-	**0.0**	-	**(0.0)**	**0.0**		**(0.0)**

(*) Lines removed in IFRS.

Presentation of IFRS transition restatements for 2004 financial year

(in millions of euros)	IAS38 Development fees Note 4.1	IAS38 Deferred charges Note 4.2	IAS16 Approach by component Note 4.3	IFRS1 Badwill Note 4.4	IAS19 Staff benefits Note 4.5	IFRS2 Stock-options Note 4.6	IFRS3 Impairment Note 4.4	IAS37 Discounting of provisions and reclass of presentation Note 4.8	IAS17 Free rentals	IFRS1 Conversion gains or losses Note 4.10	Others	IAS12 Taxes on income Note 4.1	Total restatements of IFRS transition
Sales													-
Amort. write-back & operating prov.													-
Other income from activity													-
Purchases consumed													-
Change in work in progress													-
Outside services									(0.2)				(0.2)
Staff costs					0.1	(2.5)							(2.4)
Taxes and duties													-
Amort. allowance & operating prov.	0.2	0.1	(0.1)				1.0						1.0
Other operating charges													-
Current operating income	**0.2**	**0.1**	**(0.1)**	**-**	**0.1**	**(2.5)**	**1.0**	**-**	**(0.2)**	**-**	**-**	**-**	**(1.6)**
Income from disposal of CCL incubator													-
One-off staff costs													-
Other operating gains and losses				2.0						(0.8)	0.1		1.3
Acquisition goodwill impairments							(25.6)						(25.6)
Operating income	**0.2**	**0.1**	**(0.1)**	**2.0**	**0.1**	**(2.5)**	**(24.6)**	**-**	**(0.2)**	**(0.8)**	**0.1**	**-**	**(25.9)**
Exceptional charges and income (*)													-
Income from cash equivalents													-
Cost of gross financial debt													-
Cost of net financial debt													-
Other financial income								0.1		(0.4)			(0.3)
Other financial charges								(0.3)		2.5			2.2
Tax charges												0.2	0.2
Share of income from entities accounted for by the equity method													-
Net income before income of discounted operations	**0.2**	**0.1**	**(0.1)**	**2.0**	**0.1**	**(2.5)**	**(24.6)**	**(0.2)**	**(0.2)**	**1.3**	**0.1**	**0.2**	**(23.6)**
Amortisation of acquisition goodwill (*)							*42.1*						*42.1*
Consolidated net income	**0.2**	**0.1**	**(0.1)**	**2.0**	**0.1**	**(2.5)**	**17.5**	**(0.2)**	**(0.2)**	**1.3**	**0.1**	**0.2**	**18.5**
Minority share													(0.5)
Consolidated net income - group share	**0.2**	**0.1**	**(0.1)**	**2.0**	**0.1**	**(2.5)**	**17.5**	**(0.2)**	**(0.2)**	**1.3**	**0.1**	**0.2**	**19.0**

(*) Lines removed in IFRS.

The move to IFRS resulted in an 8.1m euro increase in consolidated net income for the first half of the 2004 financial year (6 months).

	30th June 04 French standards	Reclass. IFRS	Restatements of IFRS transition	30th June 04 IFRS
Sales	695.8	(10.3)	-	685.5
Amort. write-back & operating prov.	11.9	(11.9)	-	0.0
Other income from activity	4.3	(3.0)	-	1.3
	702.0	(25.2)	-	686.8
Purchases consumed	(5.0)	-	-	(5.0)
Change in work in progress		1.0	-	1.0
External expenses	(146.2)	12.0	-	(134.2)
Staff costs	(502.9)	-	(1.6)	(504.5)
Taxes and similar payments	(11.0)	-	-	(11.0)
Operating amort & prov allowance	(15.6)	11.9	0.4	(3.2)
Other operating expenses	(3.8)	-	-	(3.8)
Current operating result	27.6	(0.3)	(1.2)	26.1
Income from sale of CCL incubator		13.9	-	13.9
One-off staff costs		(2.8)	-	(2.8)
Other operating income and expenses		3.7	-	3.7
Acquisition goodwill impairments		-	(9.8)	(9.8)
Operating income	27.6	14.5	(11.0)	[illegible]
Exceptional charges and income (*)	*14.8*	*(14.8)*	-	*0.0*
Income from cash equivalents		1.0	-	1.0
Cost of gross financial debt		(8.8)	-	(8.8)
Cost of net financial debt		(7.8)	-	(7.8)
Other financial income	6.2	(1.0)	-	5.3
Other financial costs	(14.8)	9.1	(0.2)	(5.8)
Tax cost	(28.3)	-	-	(28.3)
Share of income from entities accounted for by the equity method	-	-	-	-
Net income before income of discounted operations	5.6	0.0	(11.2)	(5.5)
Amortisation of goodwill (*)	*(19.3)*	-	*19.3*	*(0.0)*
Net income of consolidater group	(13.6)	0.0	8.1	(5.5)
Minority share	0.3	-	-	0.3
Consolidated net income - group share	**(14.0)**	**0.0**	**8.1**	**(5.8)**

(*) Lines removed in IFRS.

Presentation of reclassifications for 1st half of 2004

(in millions of euros)	31st Dec 04 French standards	Reclass of re-invoicing of non-margined fees	Reclass of exceptional income and charges	Reclass of operating charge transfers	Reclass financial income and charges	Reclass of op foreign curr translation	Others	Reclassifications total IFRS
Sales	695.8	(10.3)						(10.3)
Operating amort & prov write-backs	11.9			(11.9)				(11.9)
Other income from activity	4.3			(2.7)		(0.3)		(3.0)
	712.0	(10.3)	-	(14.6)	-	(0.3)		(25.2)
Purchases consumed	(5.0)							-
Change in work in progress	-			1.0				1.0
External expenses	(146.2)	10.3		1.7			-	12.0
Staff costs	(502.9)							-
Taxes and similar payments	(11.0)							-
Operating amort & prov allowance	(15.6)			11.9				11.9
Other operating expenses	(3.8)						-	-
Current operating income	27.6	-		-	-	(0.3)	-	(0.3)
Income from sale of CCL incubator	-		13.9					13.9
One-off staff costs	-		(2.8)					(2.8)
Other operating income and expenses	-		3.7					3.7
Acquisition goodwill impairments	-							-
Operating income	27.6	-	14.8	-	-	(0.3)	-	14.5
Exceptional charges and income(*)	*14.8*		*(14.8)*					*(14.8)*
Income from cash equivalents	-				1.0			1.0
Cost of gross financial debt	-				(8.8)			(8.8)
Cost of net financial debt	-				(7.8)			(7.8)
Other financial income	6.2				3.3	(4.2)		(1.0)
Other financial costs	(14.8)				4.6	4.5		9.1
Tax cost	(28.3)							-
Share of income from entities accounted for by the equity method	-							-
Net income before income of discounted operations	5.6	-	0.0	-	0.0	(0.0)	-	0.0
Amortisation of goodwill(*)	*(19.3)*							-
Net income of consolidated group	(13.6)	-	0.0	-	0.0	(0.0)		0.0
Minority share	0.3							-
Net consolidated income, group share	(14.0)	-	0.0	-	0.0	(0.0)		0.0

(*) Lines removed in IFRS.

Presentation of IFRS transition restatements for 1st half of 2004

(in millions of euros)	IAS 38 Development fees Note 4.1	IAS 38 Deferred charges Note 4.2	IAS 16 Approach by component Note 4.3	IFRS 1 Badwill Note 4.4	IAS 19 Staff benefit Note 4.5	IFRS 2 Stock-options Note 4.6	IFRS 3 Impairmen Note 4.4	IAS 37 Discounting of provisions and reclass of presentation Note 4.8	Total restatements of IFRS transition
Sales									-
Amort. write-back & operating prov.									-
Other income from activity									-
	-	-	-	-	-	-	-	-	-
Purchases consumed									-
Change in work in progress									-
Outside services									-
Staff costs					(1.1)	(0.5)			(1.6)
Taxes and duties									-
Amort. allowance & operating prov.	0.1	0.1	(0.1)				0.3		0.4
Other operating charges									-
Current operating income	**0.1**	**0.1**	**(0.1)**	-	**(1.1)**	**(0.5)**	**0.3**	-	**(1.2)**
Income from disposal of CCL incubator									-
One-off staff costs									-
Other operating gains and losses				-					-
Acquisition goodwill impairments							(9.8)		(9.8)
Operating profit 0.1	**0.1**	**0.1**	**(0.1)**	-	**(1.1)**	**(0.5)**	**(9.5)**	-	**(11.0)**
Exceptional charges and income(*)									-
Income from cash equivalents									-
Cost of gross financial debt									-
Cost of net financial debt									-
Other financial income								-	-
Other financial charges								(0.2)	(0.2)
Tax charges									-
Share of income from entities accounted for by the equity method									-
Net income before income of discounted operations	**0.1**	**0.1**	**(0.1)**	-	**(1.1)**	**(0.5)**	**(9.5)**	**(0.2)**	**(11.2)**
Amortisation of acquisition goodwill(*)							*19.3*		*19.3*
Consolidated net income	**0.1**	**0.1**	**(0.1)**	-	**(1.1)**	**(0.5)**	**9.8**	**(0.2)**	**8.1**
Minority share									-
Consolidated net income - group share	**0.1**	**0.1**	**(0.1)**	-	**(1.1)**	**(0.5)**	**9.8**	**(0.2)**	**8.1**

(*) Lines removed in IFRS.

11.4 Presentation of the differences between the standards followed by the Group according to the French reference framework and IFRS

Figures below are before taxes.

11.4.1 Development costs

The analysis of the main projects in French standards led the Group to cancel 0.4m euros of development fees, out of a total of 1.6m euros (net value) at 1st January 2004. The restatement had a favourable impact of 0.2m euros for the 2004 financial year (12 months) and 0.1m euros for the first half of 2004 (6 months).

11.4.2 Deferred charges

The amount of deferred charges at 1st January 2004 was 1.4m euros and was processed as follows:

- deferred charges not recognised in IFRS lead to a reduction in equity capital of 0.3m euros at 1st January 2004;
- Fees linked to the issue of the Océane 2005 of 1.1m euros have been re-classed under "Other receivables" since the Group has not chosen to apply IAS 32 / 39 until 1st January 2005.

The consequence of this restatement is a reduction of amortisation provisions by 0.1m euros for 2004.

11.4.3 Tangible fixed assets and approach by component (IAS 16)

The Group did not chose the option of evaluating tangible fixed assets at their fair value on the date of transition.

However, for its real estate assets, the Group must adopt the component approach at the date of transition and retrospectively in line with IAS 16. It has commissioned an expert to draw up a breakdown of the original gross value according to the different components identified and liable to impose a replacement at regular intervals. The depreciations of each component have been re-constituted in line with their own duration of utility together with their replacements up to the date of transition.

This approach by component has an impact for three real estate assets held by the Group (in the UK and Italy) representing a net book value at 31st December 2003 of 9.4m euros out of a total of 10m euros of constructions.

In addition, a real estate asset resulting from a company grouping (Arthur D. Little in Venezuela) was evaluated by an expert. In the accounts at 31st December 2004, the fair value was estimated at 2.8m euros compared with a net book value of 1.5m euros at the entry date (1st January 2004).

The application of the component approach leads to a reduction in equity capital at 1st January 2004 of 0.9m euros.

It affects the 2004 operating income with a supplementary annual charge of 0.1m euros.

11.4.4 Reclassification of goodwill as acquisition goodwill (IAS 38) and depreciation of acquisition goodwill (IAS 36)

Goodwill

Under French standards, when subsidiaries were acquired, goodwill was recognised separately by the Group. According to IAS 38, goodwill does not constitute identifiable intangible assets and must therefore be assimilated with acquisition goodwill. At 1st January 2004, it was therefore removed from the "Other intangible fixed assets" entry and re-classified under "Acquisition goodwill" for its net book value of 28.6m euros.

Amortisation of acquisition goodwill

Under French standards, Altran followed a linear amortisation of its acquisition goodwill and could be led to record an exceptional amortisation in the case of observation of durable impairment. The Group carried out impairment tests on acquisition goodwill presenting loss of value indices since the closure of the accounts at 31st December 2002.

From the date of transition, acquisition goodwill was no longer amortised, but was subject to impairment tests in line with IAS 36.

The standard also requires that the acquisition goodwill be allocated to cash generating units or to a group of cash generating units corresponding to the most detailed level of the organisation on which the management monitor return-on-investment. A depreciation is entered when the utility value of the cash generating units or groups of cash generating units, based on the projection of future cash-flows, is less than the book value of the assets allocated to the cash generating units or group of cash generating units.

The definition criteria of cash generating units set out above have not led the Group to make significant changes to the groupings used in the context of impairment tests already practised.

In compliance with IFRS 1, at 1st January 2004, the Group carried out impairment tests on all its acquisition goodwill in line with the discounted cash-flow method. These tests did not give rise to any additional acquisition goodwill depreciation at 1st January 2004.

In compliance with IFRS 3, acquisition goodwill is no longer amortised from 1st January 2004. This increases net income by 17.4m euros in 2004 and by 9.8m euros in the first half of 2004.

Badwill

According to IFRS 3, badwill observed at 31st December 2003 should be assigned to shareholders' equity at 1st January 2004.

However, since badwill stated in the consolidated accounts under the "Provision for contingencies and losses" entry for 6.5m euros was the result of the acquisition of Arthur D. Little, it has been re-classified with the acquisition goodwill borne by the operational entities insofar as they are the fruit of one and the same operation.

The badwill generated in French accounting standards in 2004 (12 months) has been recognised in the IFRS income statement for 2m euros.

11.4.5 Staff benefits

Pension commitments

The Group has instructed an actuary to list and evaluate the retirement commitments and similar benefits covered by IAS 19.

The differences identified between the Group's current practice under French standards and the application of IAS 19 are chiefly due to:

- the Group's option to count, at the date of transition, all the accumulated actuarial adjustments linked to the defined benefit retirement schemes;
- the recording of end-of-career indemnities in France, previously entered under off-balance sheet commitments, as provisions at the date of transition.

The application of IAS 19 at 1st January 2004 results in a decrease of shareholders' equity of 4.1m euros.

The Group opted for the corridor method from 1st January 2004 onwards. Thus, actuarial gains and losses will only be recognised when they exceed 10 per cent of the higher value between the commitment and the fund. The fraction exceeding 10 per cent will then be spread out over the employees' residual average duration of activity.

The additional charge having an impact on the 2004 income statement (12 months) due to the application of IAS 19 is not significant.

Non-consolidated shares held by CCL

Cambridge Consultants Ltd (CCL), acquired in May 2002 by Altran within the framework of the acquisition of the Arthur D. Little group, develops an "incubator" strategy. As part of this strategy, it participates in the creation of different start-ups. By virtue of an internal agreement concluded during the acquisition of CCL by the Group, employees of the Company benefit from 20 per cent of the capital gain registered. Under French standards, the charge linked to this commitment is not provisioned insofar as it has a counterpart consisting of the production of any gains during the sale of the shares.

According to IAS 19, this commitment of a 20 per cent retrocession of the gains from the sale of the minority investment portfolio constitutes a long-term benefit whose amount must be evaluated in order to be provisioned at 1st January 2004 and then at each close of the accounts. However, this liability is covered by a financial asset for the same amount which is re-evaluated at each close. This symmetrical re-evaluation does not have an impact on the shareholders' capital at 1st January 2004, or at each close date.

At 1st January 2004 and 31st December 2004, provisions of 6.3m and 1.9m euros were entered respectively, and an asset for the same amount.

11.4.6 Share-based payments (stock-options)
Stock purchase/subscription options

In the consolidated financial statements drawn up according to French GAAP, share purchase or subscription options are not valued and have no impact on the consolidated income statement.

In line with IFRS 2, the Group must enter the fair value of options granted to its employees under staff charges. The counterpart of this charge is an increase in equity capital. The stock options charge therefore has no effect on the net cash position.

The options are valued on the date of granting on the basis of an option valuation model of the Black-Scholes variety. The estimation of this charge is spread linearly over the period of acquisition of the rights and is adjusted in order to reflect the best estimation of the number of equity capital instruments actually exercised.

In compliance with the terms set out in IFRS 1, the Group has evaluated the plans issued since 7th November 2002 and whose rights were not acquired at 1st January 2005. The dates that these plans were granted are:

- 11th March 2003;
- 24th June 2003;
- 29th June 2004.

The application of IFRS 2 has no impact on the equity capital of the Group at 1st January 2004. The 0.4m euro issue premium increase is offset in the reserves.

The amount of the charge which has an impact on the 2004 income statement for stock options is 2.5m euros. The counterpart of this charge is an equity capital increase ("Issue premium" entry) for an identical amount.

11.4.7 Financial instruments

IAS 32 and 39 must be applied from 1st January 2005. Since the Group decided not to anticipate the application in 2004, French standards remain in force for the recording and presentation of financial instruments in the IFRS opening balance sheet at 1st January 2004.

Bond loan, convertible or reimbursable in shares ("Océane")

In the consolidated accounts produced under French standards, Océanes are entered under "Convertible bond loans", and the conversion option is not the subject of separate accounting.

In compliance with IAS 32, if a financial instrument consists of different components (so-called "hybrid" financial instruments), the issuer must classify these different components separately on the basis of their debt or equity characteristics. Thus, a single instrument can be classified as one part debt and one part equity, depending on the situation. Options which allow the bearer to convert a debt into the issuer's equity capital instruments must be classed as equity capital in the consolidated balance sheet.

The allocation of the nominal amount of the hybrid instrument between its different components has to be carried out at the issue, with the value of the equity capital component being calculated by the difference between the nominal amount and the debt component. The latter corresponds, at the issue, to the market value of a debt without conversion option with identical characteristics.

On 26th July 2000, the Group issued 1,725,000 bonds convertible into ordinary shares, for a nominal amount of 448.5m euros. This Océane was reimbursed on 3rd January 2005. Since the retrospective application of IAS 32 at 1st January 2005 on the 2005 Océane had no significant impact, no restatement was carried out.

On 1st July 2004, the Group issued 18,110,236 bonds convertible into ordinary shares, for a nominal amount of 230m euros, bearing interest at the annual rate of 3.75 per cent. The maturity date of this convertible bond is 1st January 2009.

The application of IAS 32 at 1st January 2005 (date of the first application of IAS 32/39 for the Group) to the 2009 Océane has a positive impact on the equity capital at 1st January 2005 of 24.2m euros. In counterpart, the Group's financial debts have been reduced by the same amount.

The difference between the nominal cost of the Océane at the rate of 3.75 per cent and the IFRS financial charge calculated using the effective interest rate method leads to a supplementary charge with an impact on the income statement. This supplementary charge is estimated at 6.5m euros in 2005 and at an annual amount of between 7m and 8.1m euros from 2006 to 2008.

Construction effort loans

The construction effort loan is an interest-free loan over 20 years. The fair value of a long-term interest-free loan can be estimated on the basis of the fair value of all the discounted flows with a market interest rate for a similar instrument.

The negative impact at 1st January 2005 on equity capital is 2.2m euros.

The financial charge on the 2004 IFRS results is 0.3m euros.

Non-consolidated minority stakes held by Cambridge Consultants Ltd

Cambridge Consultants Ltd has taken minority shareholdings in various listed and un-listed companies. At 31st December 2004, the total amount of this investment was 3.6m euros. Since 1st January 2005, these shares have been classed in the category "Available for sale" and re-valued at their fair value. The latent gains and losses are entered under equity capital. When these shares are sold, the income from the sale is entered on the income statement.

At 1st January 2005, the fair value of these shares is 15m euros. The impact at 1st January 2005 is 9.2m euros.

11.4.8 Discounting provisions for liabilities and charges

IAS 37 demands the discounting of provisions for liabilities and charges benefiting from a deferred payment not conforming to current practice.

The application of this norm leads to an increase in the consolidation reserves at 1st January 2004 by 0.6m euros and a net financial charge of 170,000 euros in 2004.

11.4.9 Taxes on income

The deferred tax linked to IFRS restatements described above leads to a net increase in equity capital of 1.9m euros at 1st January 2004 and tax income of 0.2m euros in 2004.

11.4.10 Conversion gains or losses

The Group has transferred into "consolidated reserves" the conversion differences linked to the conversion of the accounts of foreign subsidiaries at 1st January 2004 after taking into account other IFRS restatements of the opening situation for a total of 11m euros. This adjustment has no impact on the opening equity capital total at 1st January 2004. The new IFRS conversion differences value is therefore reset to zero at 1st January 2004. In the event of a subsequent sale of these subsidiaries, the income from the sale will not include the write-back of the conversion differences prior to 1st January but will include the conversion differences registered after 1st January 2004.

The effect of this restatement is an increase in the income from disposal of consolidated shares of 1.6m euros.

IAS 21 stipulates that any goodwill from the acquisition of a foreign company (i.e. a company outside the euro zone) must be treated as an asset of this company and consequently must be expressed in the working currency of the activity acquired and not in that of the buying company. This restatement led to an equity capital decrease of 1.9m euros at 1st January 2005.

11.4.11 Main restatements on income statement

Sales and re-billings of non-margined consultant fees

In the consolidated accounts drawn up under French standards, the re-billing of consultant fees linked to commercial services is entered under sales.

In line with IAS 18 "Revenue from ordinary activities", re-invoicing of non-margined consultant fees linked to commercial services is henceforth excluded from sales, and subtracted from external charges. These re-invoiced non-margined fees represent 1.5 per cent of consolidated turnover for the Group in 2004.

This reclassification has no impact on operating results or on consolidated net income.

Exceptional income

In compliance with IAS 1, the Group no longer uses the notion of exceptional income, and re-classifies under operating income and/or financial income the income and charges presented under exceptional income under French accounting standards. The Group does however present, on different lines, the charges and income linked to the sale of minority shareholdings held by Cambridge Consultants Ltd and asset impairments.

Financial income

In the presentation of financial income under IFRS, a distinction is made between items linked to the cost of net debt and other financial income and charges. The "cost of net financial debt" line mainly includes the interest charges on gross financial debt as well as interest and equivalent income on marketable securities and cash balances.

Realised and latent exchange gains and losses linked to operational activities have been re-classified under IFRS in "Other income from activity". The impact of this reclassification is an increase in operating income of 1.9m euros.

11.5 Effects on net financial debt

Under French standards the Group defined net financial debt as total gross financial debt (converted at the closing price) net of cash balances and marketable securities.

Under IFRS, in the absence of a particular definition, the Group has adopted the following definition taken from that formulated by the CNC, the French National Accounts Council in its 2004-R-02 recommendation on the format of summarising statements under IFRS.

Net financial debt corresponds to the total of financial debts (converted at the closing price), minus asset derivatives, minus the paid guarantee deposits relating to the derivatives (collateral cash asset), plus liability derivative instruments, plus received guarantee deposits relating to derivatives (collateral cash liability), plus accrued interest not yet due, minus cash balances and equivalents. The application of IFRS has no impact on the net financial debt at 1st January 2004 and at 31st December 2004.

The application of IAS 32 and 39 at 1st January 2005 has the effect of a decrease in the net financial debt of 29m euros.

11.6 Effects on cash-flow table at 30th June 2004 and 31st December 2004

	Period ended 31st December 2004			Period ended 30th June 2004		
	French standards	IFRS	Reclassification	French standards	IFRS	Reclassification
Net cash provided by operating activities	(2.3)	33.7	36.0	(39.3)	(28.2)	11.1
Net cash used by investing activities	6.3	(29.7)	(36.0)	(4.1)	(15.2)	(11.1)
Net cash used by financing activities	165.2	165.2	-	(60.9)	(60.9)	-
Variations in net cash position	**169**	**169**	**(0)**	**(104.3)**	**(104.3)**	**-**

The application of IFRS does not have an effect on the variation of cash balances and equivalents.

The sales of minority shareholdings of Cambridge Consultants Ltd are considered as cash-flows generated by activity.

11.7 Pro-forma segment information

In line with IAS 14 "Segment reporting", the Group is obliged to report financial information by geographical sector and by line of business and to determine, in line with IAS 14, which of these two sectors (geographic or business line) constitute the first level of segment information. After analysis, the group has determined that the first level of segment information corresponds to geographical sectors and the second level to business lines.

Altran distinguishes between:

- 4 geographic zones within the primary segment breakdown: France, North, South and Rest of the World;
- 4 sectors of activity in secondary segment breakdown: Technology and R&D consultancy, Organisation and information systems consultancy, Management and strategy consultancy, Others.

Since the new CRI information system was rolled out in September 2004, this segmentation was applied from 31st December 2004.

In order to facilitate comparisons, the information by sector of activity in 2004, presented below, is restated on the basis of organisation implemented in 2005.

Analysis by geographic zone

The table below presents the distribution of the main aggregates in line with the geographic sectors for the period ended 31st December 2004:

Segment information - geographic zone

31st December 2004	North	South	France	Rest of the World	Inter-sector eliminations	Total
Sales non-group	396.3	261.0	699.5	73.3	(34.5)	1,395.6
Total operating income	396.6	261.6	704.2	73.3	(34.7)	1,401.0
Total operating expenses	(375.0)	(255.4)	(674.2)	(71.7)	34.7	(1,341.8)
Current operating income	21.6	6.2	29.9	1.6	(0.0)	59.2
% Current operating income	5%	2%	4%	2%		4%
Operating income	42.0	0.7	26.7	1.0	(0.0)	70.3
% Operating income	11%	0%	4%	1%		5%
Cost of gross financial debt	(9.9)	(6.2)	(22.5)	(0.9)	17.8	(21.7)
of which interest charge for Océane 2005 and 2009			*15.8*	*0.0*		
Income from cash and cash equivalents	2.4	0.4	19.4	0.0	(17.8)	4.5
Cost of net debt	(7.5)	(5.8)	(3.1)	(0.9)	0.0	(17.2)
Other financial income	5.7	1.0	3.3	0.3	(0.1)	10.3
Other financial costs	(7.6)	(1.1)	(7.6)	(0.5)	0.2	(16.6)
Tax charges	(13.1)	(5.9)	(15.3)	4.8	-	(29.5)
Share in net income of equity affiliates	-	-	-	(0.1)	-	(0.1)
Net income - Group share	19.5	(11.1)	4.0	4.5	0.0	16.9
OTHER INFORMATION					6	
Assets (excluding equity accounted shares)	527.2	206.8	1,431.2	52.3	(657.6)	1,559.9
Equity accounted shares	-	-	-	0.0	-	0.0
Total assets	527.2	206.8	1,431.2	52.3	(657.6)	1,559.9

Analysis by sector of activity

The table below presents the distribution of the main aggregates in line with business sectors for the period ended 31st December 2004:

	Technology and R&D consultancy	Organisation and information systems consultancy	Strategy and management consultancy	Others	Group
Sales	626.3	480.2	181.4	107.7	1,395.6
Total assets	363.9	190.5	116.8	888.7	1,559.9
Net tangible and intangible investments	3.0	(2.2)	(0.3)	2.5	3.1

CORPORATE FINANCIAL STATEMENTS AT 31ST DECEMBER 2005

1. Corporate accounts at 31st December 2005

1.1 Balance sheet at 31st December 2005

Assets

(in euros)	31/12/2005			31/12/2004
	Gross	Amort.& Prov.	Net	Net
FIXED ASSETS	**281,415,177**	**23,391,161**	**258,024,015**	**263,637,700**
Intangible fixed assets				
Patents, licenses, brands	6,209,724	3,940,009	2,269,714	2,557,468
Intangible fixed assets in progress	33,028		33,028	26,762
Tangible fixed assets				
Other tangible fixed assets	17,946,206	13,669,890	4,276,316	8,074,580
Tangible fixed assets in progress	83,010		83,010	70,705
Financial assets				
Ownership interests and related receivables	200,794,243	4,989,783	195,804,460	196,786,996
Loans and other long-term financial investments	56,348,966	791,479	55,557,487	56,121,189
CURRENT ASSETS	**458,799,325**	**3,139,294**	**455,660,032**	**688,922,310**
Work in progress for services provided	107,890	51,260	56,630	113,417
Trade debtors	31,108,851	3,088,034	28,020,818	33,141,320
Other receivables and pre-payments	388,139,987	0	388,139,987	654,900,796
Cash balances and marketable securities	39,442,597	0	39,442,597	766,776
ADJUSTMENTS	**4,009,694**	**0**	**4,009,694**	**13,398,638**
Prepaid expenses	296,440		296,440	2,782,768
Deferred charges	3,632,452		3,632,452	4,842,165
Conversion gains	80,802		80,802	5,773,705
Total assets	**744,224,196**	**26,530,455**	**717,693,741**	**965,958,648**

Liabilities

(in euros)	31/12/2005	31/12/2004
EQUITY CAPITAL	**271,554,654**	**279,334,241**
Capital	57,221,107	57,221,107
Issue premiums	156,024,383	156,024,383
Legal reserve	5,563,736	4,681,706
Carry-forward	57,920,016	43,766,457
Income for the year	(5,174,588)	17,640,588
PROVISIONS FOR LIABILITIES AND CHARGES	**28,093,082**	**15,525,467**
DEBT	**417,122,584**	**670,014,260**
Convertible bond loans	238,692,913	577,732,366
Loans and debts with credit establishments	54,029,770	22,603,065
Various financial loans and debts	69,702,512	8,244,174
Trade debtors	19,292,927	21,182,243
Taxes and contributions payable	31,010,138	32,752,002
Debt on fixed assets	3,180,521	1,650,315
Other debts and advances received	1,213,803	5,850,095
ADJUSTMENTS	**923,421**	**1,084,680**
Deferred income	885,221	1,064,078
Conversion losses	38,200	20,602
Total liabilities	**717,693,741**	**965,958,648**

1.2 Income statement at 31st December 2005

(in euros)	31/12/2005	31/12/2004
Sales	160,781,329	169,422,415
Production held as inventory	(56,787)	44,986
Production capitalised	856,049	1,216,958
Grant income	10,241	46,122
Reversal of provisions and transfer of charges	2,672,816	6,588,194
Other revenues	64,487	191,434
Operating revenues	**164,328,135**	**177,510,109**
Other purchases and external expenses	68,073,569	73,894,787
Taxes and similar payments	4,463,744	5,783,468
Salaries and benefits	77,865,245	80,654,174
Social charges	32,429,870	33,563,048
Depreciation, amortisation and provision charges	5,833,108	6,897,705
Other expenses	861,741	2,113,396
Operating expenses	**189,527,277**	**202,906,578**
Operating income	**(25,199,142)**	**(25,396,469)**
Investment income	55,728,164	85,369,852
Financial charges	22,247,999	47,433,621
Net financial income (expense)	**33,480,165**	**37,936,231**
Income before tax	**8,281,023**	**12,539,762**
Extraordinary income	2,146,088	5,054,756
Extraordinary expenses	28,605,117	10,239,448
Extraordinary income (loss)	**(26,459,029)**	**(5,184,692)**
Income tax (revenues)	(13,003,418)	(10,285,518)
Net income	**(5,174,588)**	**17,640,588**

2. Notes to the corporate financial statement of 31st December 2005

2.0 Accounting rules and methods

General accounting conventions have been applied, in accordance with the prudence principle and the fundamental accounting concepts of:

- going concern basis;
- consistency of accounting methods from one period to the next;
- accrual basis,

and in accordance with the general rules for the preparation and presentation of annual financial statements.

The underlying principle for the valuation of items recorded in the accounts is the historical cost principle.

2.1 Changes in method

Following recommendation 2003-R01 of the CNC, the Company has adopted as of 1st January 2005 the preferential method for pension commitments, which consists of entering all these commitments in the form of a provision. Pension commitments were previously entered as off-balance sheet commitments in the appendix to the accounts. The impact at 1st January 2005 of this change of method has been entered under equity capital for the amount net of tax, namely 2.605m euros.

The application, since 1st January 2005, of rules 2002-10 and 2004-06 of the Accounting Regulation Committee, regarding the amortisation and depreciation of assets, and the definition, accounting for, and evaluation of the assets respectively, has not had a significant impact on the accounts.

2.2 Intangible fixed assets

Intangible fixed assets are valued at their acquisition or production cost.

These fixed assets correspond to software bought or created, and brands.

Software created and destined for internal or commercial use is mainly recorded under charges. However, it may be recorded on the asset side when the following conditions are met:

- the project is clearly identified and monitored in an individualised and consistent manner;
- the project is expected to be technically viable;
- the project is expected to be commercially profitable for software set for rental, sale or distribution;
- the Company expresses its intention to produce, sell or use the software concerned internally;
- the expenses that are capitalised are direct expenses, whether internal or external, incurred in the analysis, programming and testing of the software development process.

Amortisation is calculated using a straight-line method based on the forecast life of the software from twelve months to five years.

The brands correspond to brand registration costs. Brands are not amortised.

2.3 Tangible fixed assets

These correspond to fixtures & fittings, office material, computer material and office furniture.

They are valued at their acquisition costs.

Amortisation is calculated on a straight-line basis over the estimated useful lives:

- fixtures & fittings: 10 years;
- computer and office equipment: 4 years;
- office furniture: 10 years.

An exceptional provision for amortisation was calculated using the prospective method for fixtures & fittings and office furniture in connection with the Albatros restructuring plan, with a view to the Company's move and furniture change on 30th June 2006.

The useful life has been re-set to 1 year from 1st July 2005.

One-off amortisation amounts to 2,445,196 euros.

2.4 Shareholdings, other long-term investments

The gross value of shareholdings and other long-term investments on the balance sheet is on the basis of acquisition cost.

The acquisition price of shareholdings in most cases consists of a fixed amount paid at the time of the acquisition and a supplementary amount which varies in line with the future results of the company, usually over a period of five years.

The supplementary amounts to pay in year N+1 in line with the results of year N are entered on the asset side, offset by debts on fixed assets.

The supplementary amounts in future years constitute off-balance sheet commitments.

The book value of the shares corresponds to their value of use for the business.

This value is calculated by taking into account a valuation of the business carried out on the basis of forecast profitability (revenues, EBIT, cash-flows and growth rates) based on business plans.

An amortisation provision is constituted where the inventory value as defined is less than the acquisition value.

2.5 Use of estimations

Preparation of the financial statements necessitates the use of estimations and hypotheses that can have an impact on the book value of certain balance sheet or income statement items, and on the information given in certain notes of the appendix. Altran regularly approves these estimations and appreciations in order to take into account past experience and other factors judged to be pertinent in light of the economic conditions. These estimations, hypotheses or appreciations are made on the basis of data or situations existing at the date that the accounts are drawn up, which may subsequently differ from the reality. They principally concern the provisions and the hypotheses chosen for the creation of business plans used for the valuation of shareholdings.

2.6 Work in progress for services provided

A valuation of the work in progress for services provided is made at 31st December 2005 at cost price as soon as all the formal conditions for registering production and completion are not entirely met.

An amortisation provision is constituted where the inventory value is less than the nominal value.

2.7 Receivables

Receivables are stated at their nominal value.

With regard to the advances to the subsidiaries, the inventory value of these receivables follows the depreciation logic adopted for shareholdings.

An amortisation provision is constituted where the inventory value is less than the nominal value.

Information concerning factoring operations:

- client receivables: 29,835,125 euros;
- current account and factoring guarantee: 4,646,470 euros;
- short-term factoring advance: 25,188,655 euros.

2.8 Currency operations and conversion gains or losses

Revenues and expenses in foreign currencies are recorded at the exchange rate in force at the date of the transaction. Liabilities, receivables and cash balances in foreign currencies are reported on the balance sheet at their euro equivalent, using the exchange rate in effect at the end of the year.

The differences arising from the adjustment of foreign exchange payables and receivables to the closing rate at the end of the period are recorded on the balance sheet. They appear as foreign exchange adjustments in the case of currencies outside the euro zone and any unrealised losses are provisioned.

2.9 Long term contracts and revenue recognition

Sales correspond to the amount for services provided by the Company.

The recognition method for sales and costs depends on the nature of the service. The Company realises the majority of its services on a cost-plus basis.

Services on a cost-plus basis:
Sales and associated costs are recognised as the project advances on the basis of time spent in relation to total time set out in the contract.

Fixed rate service provisions:
In the case of fixed price contracts with a result obligation, sales and income are registered using the completion method. Completion is determined in line with the percentage of costs incurred for the work carried out in relation to total estimated costs.

When it is likely that the total of the estimated costs for the contract will be greater than the total of the income from the contract, a provision is made for the expected loss upon termination.

Services provided which do not meet the aforementioned conditions are entered at cost price under "Work in progress".

2.10 Convertible bond loan

The convertible bond loan issued in July 2004 amounts to 230m euros at 31st December 2005, comprised of 18,110,236 bonds at a nominal value of 12.70 euros for a duration of 4 years and 176 days.

The coupon is 3.75 per cent per annum, payable in arrears on 1st January of each year.

The amount of interest incurred in 2005 payable on 1st January 2006 is 8,692,913 euros.

This bond could dilute basic earnings per share in future, due to the exchange parity of one company share for one bond for a maximum of 18,110,236 shares, i.e. 15.80 per cent of the ordinary shares in circulation.

This operation has allowed the Group to diversify its sources of finance and extend average maturity.

The 3.5 per cent convertible bond issued in July 2000 with the option of conversion into new shares and/or exchange for existing shares for the amount of 448.5m euros consisting of 1,725,000 bonds with a par value of 260 euros (giving right to the subscription of 5,175,000 shares at 86.67 euros following the multiplication by three of the number of shares on 2nd January 2001), and for a duration of 4 years and 158 days, was reimbursed at the date of maturity of 3rd January 2005 for a total of 343,579,345m euros, including interest.

2.11 Medium term credit lines

Altran Technologies has an agreement with its banks guaranteeing complete access to credit lines representing 120.5m euros at 31st December 2005, extending to 2009.

All of these credit lines will become payable if the Group does not comply with the maximum financial ratios in the table below:

	31/12/2005	31/12/2006	31/12/2007	31/12/2008	31/12/2009
Net debt/equity capital	1.15	1.0	1.0	1.0	1.0
Net debt/Ebitda	3.5	3	2.5	2.0	2.0

These two ratios rely on two contractual notions of net financial debt and "EBIT excluding employee shareholding" defined as follows:

Net financial debt = net debt excluding employee profit-sharing and interest incurred on bond debts

EBITDA excluding profit-sharing = Gross operating surplus before employee profit-sharing.

(1) Gearing = Net financial debt/Consolidated equity capital

(2) Consolidated financial leverage ratio = Net financial debt/EBITDA excluding employee shares

Financial ratios of the Group at 31st December 2005:

Net financial debt/equity capital	1.02
Net financial debt/Ebitda before employee shareholdings	2.79

Within the framework of this credit agreement, the Group has made other commitments to the three signatory banks, of which the main ones are:

- limitation of sums spent on new acquisitions to 30m euros per financial year;
- limitation of asset disposals of 10m euros per financial year excluding authorised disposals.

The Group is not bound by other significant covenants regarding the credit lines it uses.

At 31st December 2005 credit lines used totalled 76.5m euros.

The Group's medium term credit lines are amortised according to the following table (in thousands of euros):

	Dec 04	June 2005	Dec 05	June 2006	Dec 06	June 2007	Dec 07	June 2008	Dec 08	June 2009	Dec 09
CADIF fixed rate	20,631	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,562	-	-
CADIF variable rate	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	-
Total CADIF	70,631	63,592	56,493	49,334	42,112	34,826	27,473	20,053	12,562	5,000	-
BNP Paribas variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	-
SG Variable rate	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	-
Total	150,631	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,562	13,000	-

In line with the credit agreement signed in December 2004, Altran Technologies has introduced an interest rates hedging contract with a view to covering at least 50 per cent of the total credit revolving commitment for at least 3 years. Altran Technologies thus manages a fixed/variable rate structural position in euros in order to limit the cost of its debt. To do this it uses swaps, caps and floors within the framework of limits set by management and the credit agreement.

Main characteristics of this hedging contract at 31st December 2005:

	Expiry date	Deal	Type	Initial rate	Initial nominal	Variable rate	Currency
SG127	01/04/08	A	Cap	4.11%	15,000,000	Euribor3MP	EUR
SG56	01/04/08	A	Cap	3.89%	15,000,000	Euribor3MP	EUR
BNP	01/04/08	A	Cap	3.89%	15,000,000	Euribor3MP	EUR
CA	01/04/08	A	Cap	3.79%	15,000,000	Euribor3MP	EUR
SG128	01/04/08	V	Floor	2.00%	15,000,000	Euribor3MP	EUR
SG062	01/04/08	V	Floor	2.00%	15,000,000	Euribor3MP	EUR
BNP	01/04/08	V	Floor	2.00%	15,000,000	Euribor3MP	EUR
CA	01/04/08	V	Floor	2.00%	15,000,000	Euribor3MP	EUR
BNP & CA & SG	01/04/08		Swaps IRS		60,000,000	EIB Euribor 3M	EUR (A)

2.12 Deferred charges

The costs of issuing the 2004 convertible bond are depreciated over 4 years and 176 days.

The accounting counterpart of these deferred charges is in expense transfer.

2.13 Provisions for liabilities and charges

Provisions for liabilities and charges are constituted when, at the close of the year, the Group has an obligation towards a third party which will probably or certainly lead to a commitment of resources in favour of the third party, without an at least equivalent counterpart expected from the said third party.

The estimation of the provision amount corresponds to the outflow of funds that the Company will probably have to bear in order to meet its obligation.

The main provisions for liabilities and charges to be made by the Company include:

- the estimated costs for litigation, disputes and lawsuits from third parties or former employees;

• the estimated cost of restructuring.

A provision for restructuring was made at 31st December 2005 in connection with the Albatros plan, totalling 18,356,334 euros.

A provision for exchange losses was made for the amount of unrealised losses, at 80,802 euros.

Contingent liabilities correspond to potential obligations resulting from past events whose existence will only be confirmed by future events which are not totally under the control of the Company, or to probable obligations for which the outflow of resources is not.

2.14 Detailed assets & liabilities table, and income statement

Fixed investments

(in euros)	Gross value at start of year	Acquisitions	Disposals, transfers or write-offs	Gross value at end of year
INTANGIBLE FIXED ASSETS				
Patents, licenses, brands	5,294,705	890,120	(24,899)	6,209,724
Intangible fixed assets in progress	26,762	33,028	26,762	33,028
Total 1	5,321,467	923,148	1,864	6,242,751
TANGIBLE FIXED ASSETS				
Other tangible fixed assets	18,461,900	725,820	1,241,513	17,946,207
Tangible fixed assets in progress	70,705	83,010	70,705	83,010
Total 2	18,532,605	808,829	1,312,218	18,029,216
FINANCIAL FIXED ASSETS				
Ownership interests and related receivables	203,152,777	5,311,798	7,670,332	200,794,243
Loans and other long-term financial investments	56,912,668	17,071,910	17,635,612	56,348,966
Total 3	260,065,445	22,383,708	25,305,944	257,143,209
Overall total (1+2+3)	**283,919,517**	**24,115,685**	**26,620,026**	**281,415,176**

Depreciation

(in euros)	Amount at start of year	Increases	Decreases	Amount at end of year
INTANGIBLE FIXED ASSETS				
Patents, licenses, brands	2,737,237	1,202,772		3,940,009
Total 1	2,737,237	1,202,772	0	3,940,009
TANGIBLE FIXED ASSETS				
Other tangible fixed assets	10,387,320	4,572,810	1,290,239	13,669,891
Total 2	10,387,320	4,572,810	1,290,239	13,669,891
Overall total (1+2)	**13,124,557**	**5,775,582**	**1,290,239**	**17,609,900**

Provisions and depreciations entered on the balance sheet

(in euros)	Amount at start of year	Increases	Decreases	Amount at end of year
Ownership interests and related receivables	6,365,781	4,989,783	6,365,782	4,989,782
Other financial fixed assets	791,479	0		791,479
Stocks and goods in process	51,260	0		51,260
Client receivables	3,157,873	135,815	205,654	3,088,034
Provisions for risks and disputes	9,751,762	19,127,964	2,928,003	25,951,723
Provisions for pensions and similar obligations	2,605,000*	443,547	987,990	2,060,557
Provision for foreign currency losses	5,773,705	80,802	5,773,705	80,802
Total	**25,891,860**	**24,777,911**	**16,261,134**	**37,013,637**

(*) Change in method

Following recommendation 2003-R01 of the CNC, the Company has adopted as of 1st January 2005 the preferential method for pension commitments, which consists of entering all these commitments in the form of a provision. Pension commitments were previously entered as off-balance sheet commitments in the appendix to the accounts.

Of which write-back of provision used for:	6,343,499 euros
(of which 766,192 euro risk, exchange 5,577,307 euros)	
Of which write-back of unused provision for:	3,346,199 euros
(of which risk 2,161,811 euros, retirement gratuities 987,990 euros, exchange 196,398 euros)	

The main risks and disputes are described in the paragraph "significant disputes" in the appendix.

Statement of receivable due dates

(in euros)	Gross value	Current portion	More than 1 year
FIXED ASSET RECEIVABLES			
Receivables linked to shareholdings	13,620,362		13,620,362
Loans	50,176,621	16,785,853	33,390,768
Other financial fixed assets	6,172,345	1,059,820	5,112,525
CURRENT ASSET RECEIVABLES			
Client receivables	31,108,851	29,013,149	2,095,702
Workforce and representative bodies	990,669	990,669	
State	13,207,029	13,207,029	
Group and associates	371,327,642	371,327,642	
Other receivables	2,559,514	2,559,514	
Prepaid expenses	296,440	296,440	
Total	**489,459,474**	**435,240,117**	**54,219,357**

Statement of debt due dates

(in euros)	Gross value	Current portion	Between 1 and 5 years	Over 5 years
Convertible bond loans	238,692,913	8,692,913	230,000,000	
Loans and debts with credit institutions	54,029,770	41,917,307	12,112,463	
Various financial loans and debts	64,487,860	61,614,265	2,873,595	
Group and associates	5,214,652	5,195,902	18,750	
Trade accounts payable	19,292,927	19,292,927		
Taxes and contributions payable	31,010,138	31,010,138		
Debt on fixed assets	3,180,521	3,180,521		
Other liabilities	1,145,017	1,145,017		
Deferred income	885,221	885,221		
Total	**417,939,019**	**172,934,211**	**245,004,808**	

The majority of financial debts with credit institutions are contracted at a variable rate mainly indexed on the EURIBOR or EONIA reference rate. These financial debts have been taken out in euros.

Linked companies and shareholdings

(in euros)	
Shareholdings	187,155,923
Receivables linked to shareholdings	13,620,362
Loans	46,600,000
Work in progress for services provided	
Client receivables	20,996,962
Other receivables and pre-paid expenses	371,749,572
Various financial loans and debts	5,366,844
Trade accounts payable	11,524,080
Other payables and pre-paid expenses	431,418

Charges and income concerning linked companies

(in euros)	
Operating revenues	39,473,934
Operating expenses	(25,583,671)
Investment income	43,509,348
Financial charges	(415,130)
Extraordinary income	21,896
Extraordinary expenses	(7,682,504)

Accrued income

(in euros)	
Financial assets	54,734
Trade accounts receivable	4,233,178
Other receivables	415,104
Fiscal and social receivables	2,172,212
Cash	1,007,889
Total	**7,883,117**

Accrued expenses

(in euros)	
Convertible bond loans	8,692,913
Loans and debts with credit establishments	79,032
Various financial loans and debts	779,052
Trade accounts payable	9,752,734
Taxes and contributions payable	14,816,259
Debt on fixed assets	3,028,140
Other liabilities	872,264
Total	**38,020,394**

Deferred income and costs

(in euros)	Costs	Income
Operating revenues/costs	296,440	885,221
Total	**296,440**	**885,221**

Charges deferred over several years

(in euros)	Amount at start of year	Increases	Amortisation provision for year	Amount at end of year
Charges deferred over several years (*)	4,842,165	0	1,209,713	3,632,452
Total	**4,842,165**	**0**	**1,209,713**	**3,632,452**

(*) Net charges to stagger (Océane 2009 issue fees) over 4 years and 176 days.

Composition of share capital

	Number	Nominal value
Shares comprising share capital at start of year	114,442,214	0.5 euros
Shares comprising share capital at end of year	114,442,214	0.5 euros

Breakdown of net turnover

(in euros)	
DISTRIBUTION BY SECTORS OF ACTIVITY	
Provision of services	160,781,329
Total	**160,781,329**
DISTRIBUTION BY GEOGRAPHICAL MARKETS	
Sales in France	142,569,215
Sales abroad	18,212,114
Total	**160,781,329**

Income tax and fiscal integration

In 2004, tax consolidation was implemented, with Altran Technologies head of the Group.

Almost all of the French subsidiaries are within the scope of the tax consolidation.

All the conventions include the following points:

General principle

The principle adopted is that of neutrality according to which, insofar as possible, the subsidiaries are required to record in their accounts, throughout the period of consolidation in the Group, an income tax expense or income, additional contributions and the annual assumptive assessment (IFA) analogous to that which they would have recorded if they had not been consolidated.

Income tax

The subsidiaries record, for each financial year, the income tax they would have paid if they had never been consolidated.

In practical terms, this refers to the income tax determined, after deduction of previous deficits.

This operation gives rise to an Altran Technologies loan to the subsidiaries for an identical amount.

The subsidiaries cannot opt for the carry-back of their deficit over the period in which they belong to the Group.

Fixed annual taxation

The amounts are paid by the subsidiaries of Altran Technologies under common law conditions and are chargeable to the income tax due to Altran Technologies during the legal allocation period.

General and dividend tax credits

These credits, whether or not reimbursable by the Treasury, are deducted from the income tax due by the subsidiaries in application of the regulations.

Deficit carry-back receivables

The carry-back receivables of subsidiaries created before the consolidation period are not chargeable to the income tax owed by the subsidiaries. As a counterpart, the subsidiaries may transfer the receivable(s) to Altran Technologies under the conditions stipulated in Article 223G of the General Tax Code.

The balance of the State Carry-back account is 4,867,758 euros.

Details of tax payment

During the financial year in which they are consolidated, the subsidiaries pay the four income tax instalments directly to their tax office, together with the IFA due for this financial year and, where appropriate, contribution instalments due.

As from the second financial year of consolidation, the subsidiaries pay Altran Technologies the tax instalments, the additional contributions and the liquidation under common law conditions. The same applies for IFA and the occupancy tax due.

Registration of these amounts with Altran Technologies in the subsidiaries' current account is not interest-bearing.

Duration

This agreement is concluded for the duration of the subsidiaries' consolidation, i.e. 5 (five) years as from 1st January 2004.

Details of withdrawal from Group

The subsidiaries are withdrawn from the Group if one of the conditions stipulated by article 223A of the General Tax Code for forming part of the Group is no longer met.

The effects of withdrawal from the Group are produced retroactively on the first day of the financial year during which the event causing the withdrawal occurs.

The subsidiaries once again become liable for tax directly on income and net long-term gain realised at the end of the financial year during which the event causing the withdrawal occurs.

Impact of tax consolidation in 2005

The income tax paid by the subsidiaries is entered in their own accounts and then transmitted to the Altran Technologies accounts via the current accounts: this income tax is recorded as income at Altran Technologies for 17,400,972 euros.

The global income tax amount, calculated on the Group's global income, is recorded as an expense by Altran Technologies for 4,504,686 euros.

The income tax saving related to subsidiaries' deficits recorded in 2004 was provisioned in the accounts of Altran Technologies for 1,382,982 euros, in line with note no. 2005-G of 12th October 2005 of the CNC Emergency Committee.

Given that a refund of cash to reserves is not thought to be likely, no provision was entered at 31/12/2005.

Breakdown of income tax

(in euros)	Book earnings/(loss)	Tax
Income before tax	8,281,023	(7,328,733)
Extraordinary income (loss)	(26,459,029)	(3,650,634)
Neutralisation individual Altran Technologies income tax		10,979,367
Individual subsidiaries income tax; global tax consolidation income tax; general tax credits	13,003,418	(13,003,418)
Net income (loss)	**(5,174,588)**	**(13,003,418)**

Leasing

(in euros)		Office material	Total
ORIGINAL VALUE			
Depreciation	Accruals from previous periods		
	Provisions for the period	8,626	8,626
Total		**8,626**	**8,626**
Rentals paid	Accruals from previous periods	11,266	11,266
	Period	4,010	4,010
Total		**15,276**	**15,276**
Rentals outstanding	Current portion	0	0
	1 to 5 years	0	0
Total		**0**	**0**
Residual values	1 to 5 years	0	0
Total charge for the period		**4,010**	**4,010**

Commitments given

(in thousands of euros)	
Pledges and guarantees in favour of subsidiaries	5,378
Pledges and guarantees in favour of ext third parties	41,578
Factoring commitments	29,835
Other commitments: vehicle rental	1,058
No competition clause in favour of former employees and executives (with social charges)	1,425
Supplementary acquisition costs, variable according to the acquired company's future results	3,025
Individual training right	44,129 hours

Commitments received

(in euros)	
Revolving credit	70,000,000

Increases and decreases of future tax debt

(in euros)	Amount	Tax
NATURE OF TEMPORARY DIFFERENCES		
Decreases: Organic 2005	267,528	90,505
Foreign exchange conversions liabilities 2005	38,200	12,923
Non-deductible provisions 2005	13,321,100	4,506,528
Total	**13,626,828**	**4,609,956**

Tax deficits appearing before tax consolidation amount to 25.3m euros.

Executive remuneration (in euros)

The total amount of gross remuneration in 2005 granted to members of management organs of Altran Technologies was 934,006 euros.

The provision for retirement commitments for these members at 31st December 2005 amounts to 19,981 euros.

No loan or advance was granted to these members in 2005.

Total workforce

Salaried staff	
Managerial staff	1,433
Employees	112
Total	**1,545**

Equity capital variation

(in euros)		Movement on capital					
Description	Value at start of year	Increase	Decrease	Change in method	Income allocation N-1	Income year N	Value at end of year
Capital	57,221,107						57,221,107
Issue premiums	156,024,383						156,024,383
Legal reserve	4,681,706				882,029		5,563,735
Carry-forward	43,766,457			(2,605,000)(*)	16,758,559		57,920,016
Income for the year	17,640,588				(17,640,588)	(5,174,588)	(5,174,588)
Minority Shareholders' equity	**279,334,241**	**0**	**0**	**(2,605,000)**	**0**	**(5,174,588)**	**271,554,653**

(*) Following recommendation 2003-R01 of the CNC, the Company has adopted as of 1st January 2005 the preferential method for pension commitments, which consists of entering all these commitments in the form of a provision. Pension commitments were previously entered as off-balance sheet commitments in the appendix to the accounts. The impact at 1st January 2005 of this change of method has been entered under equity capital for the amount net of tax, namely 2.605m euros.

Altran Technologies does not possess securities in its own right.

Detail of financial expenses and income at 31/12/05

(in euros)	Financial charges	Investment income
Interest on group current account	415,526	
Interest on bank loans	1,078,331	
Interest on bond loan	8,692,913	
Interest on employee profit sharing	187,796	
Interest on overdraft	184,734	
Interest on merged scales	(396)	
Interest on revolving credit	3,018,657	
Foreign exchange losses	2,961,904	
Financial expenses on factoring	637,949	
Provisions on foreign exchange	80,802	
Provisions on financial assets	4,989,783	
Provisions on other financial assets	0	
Payment of dividends		33,606,818
Interest on group current account		8,879,641
Interest on loans		26,470
Exchange gains		42,671
Marketable securities: income on sale/share of income		0
Other financial income		1,033,077
Reversal of provisions on foreign exchange conversion		5,773,705
Reversal of provisions on investments		6,365,782
Total financial expenses and income	**22,247,999**	**55,728,164**

Detail of extraordinary expenses and income at 31/12/05

(in euros)	Extraordinary expenses	Extraordinary income
Other extraordinary expenses	61,153	
Net book value of fixed assets sold	7,684,452	
Provisions for extraordinary contingencies and losses	18,218,876	
Extraordinary depreciation of fixed assets	2,640,636	
Income from sale of fixed assets		246,085
Reversals of provisions for extraordinary contingencies and losses		1,900,003
Total extraordinary expenses and income	**28,605,117**	**2,146,088**

2.15 Key events during the year

Repayment of Océanes bonds 2005

On 3rd January 2005, the Group re-paid all of its 2005 Océane bonds in circulation for 332m euros and paid off interest incurred in 2004 for 11.4m euros.

Corporate governance

Christophe Aulnette was appointed Deputy General Manager of Altran Technologies and corporate officer during the Board of Directors meeting of 23rd March 2005.

On 15th April 2005, the Board of Directors co-opted Christophe Aulnette as a director replacing Michel Friedlander.

On 19th May 2005, the Board of Directors appointed Christophe Aulnette Chairman and General Manager, replacing Alexis KNIAZEFF, who handed his resignation to the same Board.

On 29th June 2005, the Combined General Meeting of Shareholders approved the change in the management method of the Company, adopting the form of a management board and supervisory board.

During the Supervisory Board meeting of 30th June 2005, Yves de Chaisemartin and Michel Senamaud were appointed Chairman and Vice Chairman of the Supervisory Board respectively.

The other members of the Supervisory Board are:

Guylaine Saucier, Roger Alibault and Dominique de Calan.

The Supervisory Board appointed Christophe Aulnette and Éric Albrand as Management Board Members, Christophe Aulnette having also been appointed Chairman of the Management Board.

Altran 2008 project

During the course of the Combined General Meeting of Shareholders of 29th June 2005, Christophe Aulnette presented the Altran 2008 project, a strategic growth and profitability plan.

This plan should help bring about the changes necessary for the development of the Group, adapting it to the changes in client demands.

This strategic vision is based on four main lines:

Becoming a global partner for our clients in the area of innovation

Altran has a very diversified range of areas expertise, from feasibility studies for an innovative project to its implementation. The Group has carried out a review of its portfolio of activities in order to better define its services and make it easier for our clients to see what services are offered by the Group's subsidiaries. This activity review aims to focus the efforts of the subsidiary onto an economic or geographical sector, or on a given area of expertise.

In addition, last autumn the Group set up a major accounts policy in order to offer a better service to these clients. The appointment of a "Key Account Manager" thus helps strengthen commercial dialogue with the Group's major clients and should help the Group to improve its commercial efficiency.

Initial successes have already been registered since in the summer the Group was once again listed at the European level by France Télécom SI. Other accounts, such as Thalès and Renault SI amongst others, have given the Group a global listing. Over the next few quarters Altran will continue to develop this new commercial approach for its major accounts.

Being a model employer

The real strength of the Group lies in its men and women, consultants, business managers, directors and professionals from cross-functional departments. Altran is still one of the main recruiters of top-level engineers, not only in France but also in Europe. Altran intends to develop this human capital, strengthening the sense of belonging to a group. This objective of the Altran 2008 vision involves:

- the creation last autumn of a human resources department aiming to offer, in future, ambitious career plans for our employees, and to increase the internal mobility of consultants, offering them a career path;
- the launch at the start of 2006 of an employee share ownership scheme, with a view to offering all of the Group's European employees the possibility of sharing the fruits of their daily efforts by investing via a capital increase reserved for employees;
- the reduction of staff turnover, which remains a major challenge for the Group.

All of these projects aim to make Altran the "model employer" in the engineering world.

"From patchwork to network"

The growth of the Group has long been the result of a decentralised policy, leaving each subsidiary a large amount of freedom to define its services.

This policy produced counter-productive internal competition, and reduced the clients' ability to understand what services were offered.

The Group is working to define, for each subsidiary, its area of activity, in terms of geography, market or expertise. Thus, IT services are being re-grouped in each country, and the geographical coverage of all subsidiaries in France is in the process of being rationalised.

This re-organisation should help clients to understand the services offered, facilitate the development of targeted, value added services, and help create a commercial collaboration between the subsidiaries of the Group.

This switch from a policy of internal competition to a co-operation and network culture is also essential in order to improve results and facilitate career prospects for consultants and thus reduce staff turnover.

Operational excellence

Altran aims to return to the levels of commercial, operational and financial performance comparable to those of the best-performing players of the sector.

The financial results of the Group can therefore be improved. During the General Meeting of Shareholders of June 2005 Altran announced a plan to return to more satisfactory margins via an indirect cost reduction plan.

The stated objective of the Group is to implement a direct and indirect costs reduction plan by the end of 2006 involving:

- a reduction of the holdings' staff costs;
- a rationalisation of the Group's real estate policy;
- the reduction of operating spending notably through the optimisation of the Group procurement policy in various items such as telecommunications, company vehicle fleets, etc.

Stock options

The Extraordinary Shareholders' Meeting of 26th June 1996 authorised the Board of Directors to offer stock options to the Group's employees.

The Management Board meeting of 15th June 2005 decided to award share options in line with the authorisation granted by the Extraordinary and Ordinary General Meeting of 28th June 2004 for 340,000 shares.

Main characteristics of the plans at 31st December 2005:

Stock options plan	2001 plan (*)	2003 plan (*)	2003 plan (*)	2004 plan	2005 plan	2005 plan
Date of meeting	17/06/1999	17/06/1999	17/06/1999	28/06/2004	28/06/2004	28/06/2004
Date of Board of Directors or Management Board meeting	10/10/2001	11/03/2003	24/06/2003	29/06/2004	15/06/2005	20/12/2005
Total number of shares which could be subscribed on date of granting	642,880	3,948,993	336,191	2,762,000	340,000	2,630,000
of which those for corporate officers	-	*186,785*	-	*80,000*	*200,000*	*210,000*
of which number of shares which could be subscribed by the 10 highest paid people including the Management Committee	*85,708*	*875,218*	*106,734*	*510,000*	*140,000*	*635,000*
Number of shares subscribed at 31st December 2005	-	-	-	-	-	-
Options matured during period						
Date from which options can be exercised	10/10/2005	12/03/2007	25/06/2007	30/06/2008	16/06/2009	21/12/2009
Expiry date	10/10/2006	11/03/2011	24/06/2008	29/06/2012	15/06/2013	20/12/2013
Subscription price (in euros)	39.34	2.97	6.73	9.37	7.24	9.62

(*) After adjustment of the option plans following the share capital increase with maintenance of preferential subscription right of 23rd December 2003, in order to take into account the issue of 20.8m new shares.

2.16 Commitment in relation to the retirement of employees

Upon retirement the Company's employees receive an indemnity in compliance with the law and the terms of the collective labour agreement.

Following recommendation 2003-R01 of the CNC, the Company has adopted as of 1st January 2005 the preferential method for pension commitments, which consists of entering all these commitments in the form of a provision. Pension commitments were previously entered as off-balance sheet commitments in the appendix to the accounts. The impact at 1st January 2005 of this change of method has been entered under equity capital for the amount net of tax, namely 2.605m euros.

The commitments concerning the retirement of employees, based on the SYNTEC convention and the new dispositions of the Fillon law, have been evaluated by Towers Perrin, a firm of actuaries.

These provisions correspond to the rights acquired by the employees and are the result of an actuarial calculation.

They are based on the use of mortality tables, salaries, length of service, turnover rates per age bracket, a 4.75 per cent discount rate, a 2 per cent inflation rate and a 3 per cent salary increase rate.

The total amount of the Company's commitment for retirement indemnities totals 2,060,557 euros.

2.17 Information on significant ongoing litigation

In connection with its activities, the Company can be faced with legal actions, relating to former employees or other matters. Every time the Company identifies a risk, a conservative provision is made after consulting with advisors.

Altran Technologies is involved in a dispute with Ilyad Value. The Group is claiming from Ilyad Value the balance of 2,095,702 euros due in relation to studies and training modules sold to Ilyad Value in 2001.

The receivable held in the Group's books for Ilyad Value has been fully provisioned. Ilyad Value for its part is demanding reimbursement for the sums it has paid to Altran Technologies, i.e. 898,159 euros, plus late interest payments.

Having sought advice, Altran Technologies considers that the Ilyad Value claim is groundless.

It would appear that Ilyad Value lodged a complaint in March 2003 and took civil action against Altran Technologies with regard to service provision contracts concluded between Altran Technologies and Ilyad Value at the end of 2001.

Altran Technologies has no information on these proceedings.

Following the revocation of their respective mandates, two former directors of a subsidiary of the Group (Altiam), acquired in 2002, filed action against Altran Technologies at the Lyons Commercial Court, demanding a sum of about 10m euros in earn-out complements and damages.

This claim is based on the loss of possible earn-out payments over the remaining period. Altran Technologies for its part filed a claim at the Commercial Court against these two former directors. The claim is for fraud during the sale of shares in the subsidiary, and Altran Technologies seeks restitution of the price paid when the subsidiary was acquired, plus damages.

The claims made by Altran Technologies currently amount to 6m euros. The Commercial Court has not granted the applications of Altran Technologies and has ordered the latter to pay an earn-out supplement for 2003. The Commercial Court has also deferred the ruling on the claim for the payment of the second price supplement. The dispute was provisioned in the accounts closed at 31st December 2003.

In August 2001 the e-Consulting Group (ECG) brought an action against Altran Technologies in the Paris Commercial Court for the payment of damages of about 2.3m euros. This action was prompted by the decision of Altran Technologies in June 2001 not to take a stake in the ECG capital. ECG considered this to be an unjustified decision for which Altran Technologies may be held liable.

This procedure was placed in the hands of the ECG receiver following the compulsory liquidation of ECG which took place in September 2001.

The procedure is still ongoing and no definitive decision has yet been made.

In addition, certain shareholders of ECG also filed action against Altran Technologies at the Paris Commercial Court in August 2001, for the payment of about 3m euros in damages. Like the ECG receiver, these shareholders are suing over the decision by Altran Technologies not to take a stake in the capital of ECG.

This separate procedure is still ongoing and no definitive decision has yet been made.

In the summer of 2002, the AMF, the French financial markets authority, opened an inquiry into changes in the Altran Technologies share price.

The Company was notified of the grievances held against it and submitted its arguments in its defence in October 2004.

In these proceedings, the Company risks a maximum penalty of 1.5m euros.

The enquiry is still ongoing.

The additional work carried out by the former college of Statutory Auditors on the 2001 accounts and on the first half of 2002 has given rise to adjustments to the accounts for the first half of 2002.

A preliminary enquiry was then opened by the Paris Public Prosecutor's Office, becoming an investigation as from January 2003 into misuse of company funds, fraud and publication of false information likely to affect share prices.

Altran Technologies became a civil plaintiff in this investigation in February 2003 and was indicted in April 2005 for falsification and publication of misleading information likely to have an effect on share prices. This indictment does not call into question Altran's decision to become a civil plaintiff. This investigation is still ongoing.

The submission of the examining magistrate was heard for the first time in June 2004 in order to consider the offence of presenting accounts failing to give a true image of the company.

It was heard for a second time in September 2004 to consider the offence of insider trading. As part of this investigation, several former and current directors and managers of the Company were indicted.

Thirteen physical persons or legal entities instituted civil actions in connection with this investigation.

In addition, a complaint with institution of civil action has been filed by APPAC, the individual shareholders' association.

In February 2003, Altran Technologies also filed a complaint and took civil action concerning the share price destabilisation and rigging from which it claims to have suffered since the start of 2002.

The investigation of this complaint of destabilisation was non-suited on 6th December 2005.

Finally, two complaints with institution of civil action were filed in October 2004 against certain directors by the former Statutory Auditors of the Company, both concerning the same offence of hindrance to the functions of Statutory Auditors.

- A director of a subsidiary of the Group (Imnet) has filed action against Altran Technologies for neglect of obligation of honesty, malicious non-disclosure and performance in bad faith of the contract for the acquisition of this subsidiary. This action is at a very early stage in the proceedings and has not yet been provisioned.
- Altran Technologies is in dispute with several former employees who contest the grounds for their redundancies.
- A writ was issued against Altran Technologies and the Altran Foundation by a former director of the Group for wrongful dismissal and vexatious revocation. These two disputes were provisioned in the accounts at 31st December 2005.

The Company has no knowledge of any litigation, arbitration or exceptional events likely to have a significant impact on the financial situation, results, business or assets of the Company.

2.18 Significant events since the close Employee share ownership plan

The Supervisory Board meeting of 7th March 2006 authorised the Board to use the delegation granted to it by the Combined General Meeting of Shareholders of 29th June 2005 in its thirteenth resolution in order to carry out a share capital increase reserved for employees of the Company and of its subsidiaries located in France, Germany, Spain, Italy, the UK, Ireland, Sweden, Switzerland, Belgium, Luxembourg, the Netherlands, Portugal and Austria.

In line with this authorisation, during its meeting of 10th March 2006 the Management Board decided on in principle a capital increase which would be realised by the issue of shares and/or warrants, for an overall nominal amount of up to 3,000,000 euros, representing 6,000,000 new shares (including shares resulting from the exercise of warrants and subject to possible adjustments).

The capital increase would only be realised up to the level of the amount of shares effectively subscribed, with no minimum requirement.

The newly created shares would pay dividends from 1st January 2005 onwards.

3. Subsidiaries and shareholdings table

Companies	Capital	Equity other than capital	Share of holding (%)	Book value of shares held		Receivables related to group share-holding, loans and other receivables not yet reim-bursed	Amount of guarantees given by the Company	Sales (VAT excl.) of the previous year	Net profit or loss of the previous year	Dividends received by the Company over the current year
				Gross	Net					
FRENCH SUBSIDIARIES IN WHICH THE GROUP'S HOLDING IS MORE THAN 50% (IN THOUSANDS OF EUROS)										
ALPLOG	153	3,332	100.00	9,780	9,780			32,738	2,337	2,000
ALTIOR	160	8,516	100.00	10,802	10,802			57,521	1,838	3,000
ASI	3,000	35,954	100.00	2,874	2,874			47,354	10,157	10,020
ACTISYS	40	2,237	100.00	98	98			16,987	1,804	1,600
ATLANTIDE	183	77	99.88	1,036	1,036			4,237	324	
AXIEM	200	2,468	99.99	5,823	5,823			2,669	217	828
CIRIEL	100	777	100.00	2,654	2,654			12,328	442	350
COGIX	230	2,825	100.00	2,176	2,176			24,009	1,117	1,500
DP CONSULTING	264	(955)	100.00	2,335	2,335			708	(327)	
GERPI	51	1,199	99.83	1,433	1,433			12,916	279	500
AGO	470	50	100.00	419	419			0	(1)	
GRENAT	79	291	100.00	394	394			5,339	480	300
LORE	500	11,414	100.00	269	269			33,063	1,541	1,500
INOQUANT	80	67	100.00	580	580			912	(72)	
PSI	98	940	100.00	91	91			5,259	651	401
SEGIME	500	12,119	100.00	13,292	13,292		4	66,684	3,502	5,000
SIVAN	400	2,838	100.00	991	991			26,375	1,464	1,500
T MIS	200	1,252	100.00	5,221	5,221			8,991	454	800
TRININFOR	40	444	100.00	1,606	1,606			2,659	110	
ETHNOS	8	36	99.60	8	8			49	(84)	

				Book value of shares held						
Companies	Capital	Equity other than capital	Share of holding (%)	Gross	Net	Receivables related to group share-holding, loans and other receivables not yet reim-bursed	Amount of guarantees given by the Company	Sales (VAT excl.) of the previous year	Net profit or loss of the previous year	Dividends received by the Company over the current year
LOGIQUAL	200	1,641	100.00	1,213	1,213			20,398	951	600
ORTHODROME	40	2,852	100.00	4,772	4,772			2,295	2,128	70
EDIFIS	224	1,827	100.00	10,391	10,391			10,716	1,173	748
NESS CONSULTING	40	1,046	100.00	7,584	7,584			9,125	(223)	342
DIOREM INTERACTIFS	40	45	100.00	516	516			3,539	458	
CERRI France	38	(1,371)	99.60	861	0			115	(256)	
2AD	51	309	100.00	592	592			2,651	(61)	53
LITTLE FRANCE	40	(978)	100.00	6,371	6,371			0	50	
ALTIAM	100	(374)	100.00	4,129	0			599	(219)	
AFEM	1,000	(7)	100.00	1,000	1,000			0	(6)	
ARENDI	37	(27)	100.00	39	39			931	24	
DCE FRANCE	37	207	100.00	34	34			1,633	169	
ANUBIS TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
APHRODITE TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
APOPIS TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
DIONYSOS TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
HELENE TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
ISABELLE TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
LOKI TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
OLIVIA TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
SYLVIE TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
VALERIE TECHNOLOGIES	37	(1)	100.00	37	37			0	(1)	
GMTS	200	(4,443)	80.00	160	160	351,525		0	2,758	
FOREIGN SUBSIDIARIES (IFRS) (IN THOUSANDS OF EUROS)										
ALTRAN ESP	25,000	(19,189)	99.99	25,142	25,142	20,990		5,404	(1,979)	
ALTRAN EUROPE	62	4,347	99.84	31	31			26,263	2,942	2,496
ALTRAN UK	18,240	(23,948)	100.00	20,928	20,928	6,838		0	(4,773)	
ALTRAN GMBH	200	2,999	100.00	202	202	13,620		3,839	4,521	
ALTRAN ITALIA	98	33,157	100.00	40,305	40,305	67	59	6,380	(2,191)	
ALTRAN SCANDINAVIA.	11	3,018	100.00	12	12			574	1,018	
ALTRAN SWITZERLAND.	322	(6,169)	100.00	298	298	1,421	55	1,264	1,952	
ALTRAN INTERNATIONAL	20	19,163	95.00	18	18	30,000		3,918	295	
SHAREHOLDINGS (IN THOUSANDS OF EUROS)										
C.G.S.	246	1,372	40.72	305	305			271	(286)	
BELNEDLUX SA	62		29.20	18	18					

4. Table showing results of the last five years in euros

Accounting date Length of accounting period	31/12/2001 12 months	31/12/2002 12 months	31/12/2003 12 months	31/12/2004 12 months	31/12/2005 12 months
CAPITAL AT THE END OF THE PERIOD					
Share capital	45,858,190	46,817,065	57,220,857	57,221,107	57,221,107
Number of ordinary shares	91,716,402	93,634,131	114,441,715	114,442,214	114,442,214
OPERATIONS AND INCOME IN EUROS					
Revenues (excl VAT)	231,701,273	230,982,696	193,061,183	169,422,415	160,781,329
Income before taxes, profit sharing, amortisation and provision charges	73,095,263	22,956,657	(16,137,831)	(6,722,306)	(2,675,935)
Corporate income tax (tax credit)	17,942,655	(8,000,860)	(8,144,071)	(10,285,518)	(13,003,418)
Employee profit-sharing	5,145,350	0	0	0	0
Income after taxes, profit sharing, amortisation and provision charges	47,599,428	3,548,254	(31,726,074)	17,640,588	(5,174,588)
Dividends paid	18,343,280	0	0	0	0
EARNINGS PER SHARE IN EUROS					
Income after tax, employee profit sharing, but before amortisation and provision charges	0.55	0.33	(0.07)	0.03	0.09
Income after taxes, profit sharing, amortisation and provision charges	0.52	0.03	(0.277)	0.15	(0.045)
Dividends paid	0.20	0	0	0	0
STAFF					
Workforce	2,167	1,931	1,740	1,698	1 545
Total payroll amount in euros	86,885,917	86,799,659	83,634,379	80,654,174	77,865,245
Amount paid as social benefits in euros (social security, welfare benefits, etc)	34,645,891	36,824,893	35,849,742	33,563,048	32,429 870

5. Environmental and social report 2005

5.1 Workforce

The total workforce of Altran Technologies at 31st December 2005 was 1,545 employees, including 1,246 consultants and 299 directors, managers and support staff.

99.3 per cent of the employees are on permanent contracts.

Altran Technologies recruited 337 employees on permanent contracts and 15 employees on temporary contracts in 2005.

5.2 Redundancies

The total number of redundancies in 2005 was 52.

Redundancies for economic reasons in connection with a job protection scheme were announced in 2005 in the Corporate Holding departments. The definitive dates of these departures will be in 2006.

5.3 Overtime

Given the managerial status of the majority (93 per cent) of the employees of Altran Technologies and the fixed number of 218 working days per year provided for by that status, any significant overtime worked is remunerated under the system of "exceptional time periods worked" (TEA) which entitles staff to rest days in accordance with Group policy and the SYNTEC (Institute of research and consulting companies) national agreement on working hours.

Under the French reduced working time scheme (RTT), managerial employees receive, depending on the year, 9 to 13 leave days annually.

Non-managerial employees receive 12 leave days annually.

As a result of the provisions introduced under the RTT scheme, the amount of overtime worked is negligible.

5.4 External staff

At 31st December 2005, the expenditure of Altran Technologies on external staff (in the form of temporary staff) was 263,000 euros.

This relates exclusively to temporary staff in service functions.

The temporary work mainly involved short-term replacements (three to four weeks on average).

5.5 Organization of working hours

The statutory length of the working week is 35 hours.

For the majority of managerial staff, work time is organised on the basis of a fixed number of 218 days worked per year, with a weekly reference rate of 38.5 hours, compensated by the allocation of leave days under the RTT scheme.

Out of a total of 1,545 employees, 46 have part-time employment contracts.

5.6 Developments in remuneration policy

Efforts aiming to control payroll have been relaxed, whilst conserving the principle of individualisation of remuneration packages on the basis of an evaluation of performance results.

In order to maintain this policy of consistency linked to individual career paths and remuneration, there were no across-the-board increases.

With regard to non-managerial employees, the management of Altran Technologies once again set itself the goal of maintaining an increase in salaries.

5.7 Staff costs

At 31st December 2005, the total amount of staff costs (salaries and charges) incurred by Altran technologies was 110,542,000 euros.

Gross salaries paid to employees in 2005 amounted to 72,704,000 euros.

The associated cost of the Company's social protection coverage was 7,391,000 euros (including 1,090,000 euros for health and employee welfare costs and 6,301,000 euros for additional retirement benefits).

Other charges relate to social security contributions to the French social security agency URSSAF, unemployment insurance contributions, medical examinations etc.

5.8 Equal opportunities for men and women

The Altran Technologies payroll shows a small disparity in salaries between men and women, depending on the positions. The figures show the Company's commitment to maintaining equality between men and women.

5.9 Employee relations and application of collective agreements

The elections of staff representatives take place in February 2006.

In 2005, 19 ordinary and extraordinary meetings were organised with staff representatives on the works council and 12 with staff delegates.

5.10 Information and communication

Information flows both bottom up and top down within the Company, by virtue of such means of communication as:

- an intranet;
- a Works Council newsletter;
- a bi-monthly company newsletter;
- e-mail news updates sent to consultants on external projects;
- discussion meetings organised at operational entity level;
- specific BU meetings.

Regular individual interviews are also held between:

- consultants and their managers;
- administrative and cross-functional staff and their superiors.

This process of individual interviews is also applied to directors and managers.

5.11 Procedures

There were 30 disputes settled by alternative dispute resolution mechanisms in 2005.

Forty legal proceedings were still in progress at 31st December 2005.

5.12 Health and safety conditions

In 2005, 4 meetings of the health, safety and working conditions committee (CHSCT) were held.

In 2005, the Company continued to carry out a large number of actions designed to support customers in the implementation of prevention plans and to monitor staff secondments to countries that carry a high risk due to political instability or medical dangers.

5.13 Work or travel accidents

In 2005 there were 15 work accidents leading to sick leave for a total of 465 working days lost.

No permanent disabilities or fatal accidents were recorded.

No temporary staff or external service providers were involved in these work-related accidents.

The work-related accident contribution rate for 2005 was 1 per cent, with 728,000 euros being paid to the French social security authorities in this regard.

5.14 Occupational illness

In term of work-related illness, no occupational illnesses have been declared to the French Social Security Authorities, nor work-related pathological conditions.

5.15 Training

A total of 430 interns received training in 2005, accumulating 6,458 training hours.

The training programmes were organised either internally or externally, and funded either by the French training guarantee fund for engineering, computer, research and consulting companies (FAFIEC) or directly by Altran Technologies.

The annual contributions for 2005 to FAFIEC and to the French Individual Training Leave Management Fund (FONGECIF) for ongoing training, training contracts and individual training leave totalled 675,000 euros.

The cost of internal and external training, including payments to the training organisations, totalled 1,312,000 euros.

5.1.6 Employment and inclusion of disabled persons

In 2005, 6 employees were recognised as being disabled by the French technical commission for career guidance and professional re-classification (COTOREP).

A supplementary contribution of 325,000 euros was paid for 2005 to AGEPHIP, the association for the employment of handicapped people.

5.17 Social initiatives

For 2005, the amount of the "social initiatives" budget allocated to the Altran Technologies Works Council was 87,000 euros, and the operating budget was 145,000 euros.

5.18 Subcontracting

At 31st December 2005, expenditure on subcontracting totalled 12,385,000 euros.

This relates exclusively to service providers of the Altran Group in connection with centralised support agreements.

5.19 Local impact in terms of employment and regional development

Altran Technologies takes into account the local impact of its business on employment and regional development.

Altran Technologies endeavours to provide assistance to all employees seconded to Group companies, particularly through its commitments in relation to health, employee welfare and repatriation. The Group centralises all visa and work permit applications.

In relation to subcontracting, Altran Technologies centralises technical co-operation agreements with its subsidiaries.

Foreign subsidiaries of the Company address the consequences of their activity on regional development and local populations.

5.20 Employment policy

Altran Technologies has a dynamic employment policy.

In 2005, the Company recruited 352 people, mainly on a permanent basis in the management category.

Employees are notably chosen for their expertise, communications skills and development potential. Consultants and managers are all university graduates (minimum five years' higher education).

Consultants have a predominantly scientific background, whilst managers may have scientific or management backgrounds.

20.4 VERIFICATION OF ANNUAL FINANCIAL INFORMATION

All of the Statutory Auditors' reports are available in appendix 3 of this reference document on pages 174 to 179.

20.5 LATEST FINANCIAL INFORMATION

Sales in the first quarter of 2006 were 371.6m euros

In the first quarter of 2006 the Altran Group registered sales of 371.6m euros, up 4.5 per cent compared with the same period in 2005 (355.1m euros) due to two additional working days. Organic growth [1] of the Group over the quarter was up 4.9 per cent.

In France, sales in the first quarter of 2006 (which contribute 45 per cent of the total sales of the Group) fell 3.7 per cent to 167.5m euros, compared with 173.9m euros in the first quarter of 2005.

Abroad, sales in the first quarter of 2006 (which contribute 55 per cent of the Group's total sales) rose 12.4 per cent to 204.1m euros, compared with 181.6m euros in the first quarter of 2005. Given the disposals in 2005, organic growth was up 13.1 per cent.

Exchange rate variations had a positive impact of 0.7 per cent compared with the first quarter of 2005.

(in millions of euros)	1st quarter 2005	2nd quarter 2005	3rd quarter 2005	4th quarter 2005	2005	1st quarter 2006
Sales excluding contribution of companies acquired/sold (a)	353.9	368.3	339.2	371.3	1,433.2	371.6
Contribution of companies acquired (b)						
Contribution of companies sold (c)	1.1	0.2	-	-	1.3	-
Total sales (a)+(b)+(c)	**355.5**	**368.5**	**339.2**	**371.3**	**1 434.5**	**371.6**

The workforce of the Group at 31st March 2006 was 16,281 people, up 129 people compared with 31st December 2005.

(1) The constant parameter definition used is that of sales for the year less the contribution of companies acquired/sold during the year and the previous year.

20.6 INTERMEDIARY AND OTHER FINANCIAL INFORMATION

None.

20.7 DIVIDEND DISTRIBUTION POLICY

	31st December 2001	31st December 2002	31st December 2003	31st December 2004	31st December 2005
Number of shares	91,716,402	93,634,131	114,441,715	114,441,715	114,442,214
Dividend distributed by share (excluding tax credit)	0.20	None	None	None	None
Total amount of dividend distributed (in euros)	18,343,280.40	None	None	None	None

The general meeting approving the accounts for 2005 will not propose the distribution of a dividend.

20.8 LEGAL AND ARBITRATION PROCEDURES

All of the information concerning on-going legal disputes and investigations or arbitration is included in this reference document in section 6 Monitoring of significant disputes and potential liabilities and p102 to 104 in the appendices to the consolidated accounts.

20.9 SIGNIFICANT CHANGE TO FINANCIAL OR COMMERCIAL SITUATION

Since the close of the 2005 financial year there has not been any event likely to significantly change the financial or commercial situation of the Group.

21.1 SHARE CAPITAL P. 151
- 21.1.0 Change in share capital and rights attached to shares p. 151
- 21.1.1 Share capital p. 151
- 21.1.2 Capital authorized but not issued p. 151
- 21.1.3 Potential share capital p. 152
- 21.1.4 Repurchase by the Company of its own shares p. 153
- 21.1.5 Bond loans which can be converted into capital (Océanes) p. 153
- 21.1.6 Change in capital since 25th March 1998 p. 154

21.2 ACTS OF INCORPORATION AND BY-LAWS P. 155
- 21.2.0 Date of incorporation and duration p. 155
- 21.2.1 Company business p. 155
- 21.2.2 Trade and company register p. 155
- 21.2.3 Shareholders' permanent right of information p. 155
- 21.2.4 Financial year p. 155
- 21.2.5 Statutory distribution of profits (article 21 of by-laws) p. 155
- 21.2.6 Arrangements for the payment of dividends p. 155
- 21.2.7 General Meetings (article 20 of by-laws) p. 156
- 21.2.8 Double voting rights (Article 9 of the by-laws) p. 156
- 21.2.9 Share ownership thresholds (Article 7 of the by-laws) p. 156
- 21.2.10 Identifiable bearer securities (Article 7 of the by-laws) p. 156

21.1 SHARE CAPITAL

21.1.0 Change in share capital and rights attached to shares

All changes to the capital and the rights attached to shares comprising the capital are governed by applicable regulations. No provision in the Company's by-laws imposes conditions that are more restrictive than those laid down in law.

21.1.1 Share capital

The share capital at 31st December 2005 was 57,221,107 euros divided into 114,442,214 shares, entirely subscribed and paid-up, all of the same category, with a nominal value of 0.5 euros.

21.1.2 Capital authorized but not issued

The Supervisory Board meeting of 7th March 2006 authorised the Management Board to use the delegation granted to it by the Combined General Meeting of Shareholders of 29th June 2005 in its thirteenth resolution in order to carry out a share capital increase reserved for employees of the Company and of its subsidiaries located in France, Germany, Spain, Italy, the UK, Ireland, Sweden, Switzerland, Belgium, Luxembourg, the Netherlands, Portugal and Austria.

In line with this authorisation, during its meeting of 10th March 2006 the Management Board decided in principle a capital increase which would be realised by the issue of shares and/or warrants, for an overall nominal amount of up to 3,000,000 euros, representing 6,000,000 new shares (including shares resulting from the exercise of warrants and subject to possible adjustments).

The capital increase would only be realised up to the level of the amount of shares effectively subscribed, with no minimum requirement.

The newly created shares would pay dividends from 1st January 2005 onwards.

The Combined General Meeting of 28th June authorised the Board of Directors for a period of 26 months to increase the share capital by a maximum nominal amount of 15m euros, maintaining or removing the preferential subscription right, by the issue of any security giving immediate or delayed access to the capital of the Company.

Furthermore, the total amount of capital increases by incorporation of reserves, earnings, share premiums or any other items that are part of the share capital has been set at 15m euros of nominal value.

The total nominal amount of issues of debt securities giving immediate or future access to the Company's capital has been set at 400m euros.

The Combined General Meeting of 28th June 2004 decided that these authorisations could be used, under the conditions set out in law, in the event of public purchase or exchange offers, and until the general meeting due to approve the 2004 accounts of the Company.

The Board of Directors used these authorisations and launched the issue of a 230m euro Océane bond in July 2004.

It should be noted that the Board of Directors also authorised the issue of a convertible bond in 2000. The characteristics of these two Océanes are described in paragraph 2.2.5 "convertible bond loans".

21.1.3 Potential share capital

Stock options

All stock options plans granted by Altran Technologies to its employees have been in the form of share subscription plans.

Employee share subscription plans

	2001 plan(*)	Plan of 11th March 2003(*)	Plan of 24th June 2003(*)	Plan of 29th June 2004	Plan of 15th June 2005	Plan of 20th December 2005
Date of meeting	17th June 1999	17th June 1999	17th June 1999	28th June 2004	28th June 2004	28th June 2004
Date of Board of Directors or Management Board meeting	10th October 2001	11th March 2003	24th June 2003	29th June 2004	15th June 2005	20th December 2005
Number of shares which can be subscribed	642,880	3,948,993	336,191	2,762,000	340,000	2,630,000
of which those for corporate officers		186,785		80,000	200,000	210,000
Of which top ten beneficiaries**	85,708	875,218	106,734	510,000	140,000	635,000
Date from which options can be exercised	10th October 2005	12 March 2007	25th June 2007	30th June 2008	16th June 2009	21st December 2009
Expiry date	10th October 2006	11th March 2011	24th June 2008	29th June 2012	15th June 2013	20th December 2013
Subscription price (in euros)	39.34	2.97	6.73	9.37	7.24	9.62
Number of shares subscribed	-	-	-	-	-	-

(*) Following the share capital increase with maintaining of preferential subscription right of 23rd December 2003, the exercise prices and the number of options of the different options plans were adjusted in order to take into account the issue of 20,807,584 new shares.

Adjustments in share options plans following the capital increase of 23rd December 2003

(in euros) Plan	Exercise price	Adjusted exercise price	Number of options	Adjusted number of options	Adjustment coefficient to be applied to the number of options
1999 plan	25.56	23.95	2,254,050	2,405,838	1.06734
2000 plan	81.33	76.20	792,429	845,792	1.06734
2001 plan	41.99	39.34	602,319	642,880	1.06734
Plan of 11th March 2003	3.17	2.97	3,699,845	3,948,993	1.06734
Plan of 24th June 2003	7.18	6.73	314,980	336,191	1.06734

Summary

Nature of potentially dilutive instruments	Date of issue	Exercise price	Dilution potential	% of dilution
Options to subscribe to new shares	10th October 2001	39.34	642,880	0.56%
Options to subscribe to new shares	11th March 2003	2.97	3,948,993	3.45%
Options to subscribe to new shares	24th June 2003	6.73	336,191	0.29%
Options to subscribe to new shares	29th June 2004	9.37	2,762,000	2.41%
Options to subscribe to new shares	15th June 2005	7.24	340,000	0.29%
Options to subscribe to new shares	20th December 2005	9.62	2,630,000	2.29%
Total of options to subscribe to new shares			10,660,064	9.31%
Océane 1st January 2009	9th July 2004	12.70	18,110,236	15.82%
Total			28,770,300	25.13%

21.1.4 Repurchase by the Company of its own shares

The General Meeting of 29th June 2005 authorised the Board to carry out share buy-backs representing up to 5 per cent of the capital.

The Board did not use the above authority in 2005.

21.1.5 Bond loans which can be converted into capital (Océanes)

Océane 1st January 2009

By virtue of the authorisation granted to it by the Company's Combined Shareholders' Meeting convened on 28th June 2004, and in particular by virtue of its thirteenth resolution, the Board of Directors decided, in its meeting of 29th June 2004, on the principle of an issue of bonds with warrant of conversion and/or exchange in new or existing shares of a maximum amount of 400m euros, and granted its chairman, in line with the option of sub-delegation specified by the Combined Shareholders' Meeting of 28th June 2004 in its thirteenth resolution, full powers for implementing this issue and deciding on the amount, the dates, practical details and conditions of the issue.

On 1st July, the Chairman of the Board of Directors decided to set out the features of the loan as follows:

Nature of securities issued

Bond with warrant of conversion into new shares and/or exchange with existing shares (Océanes).

Nominal amount of the loan

230,000,000 euros.

Number of bonds issued and issue price

18,110,236 bonds issued at unit price of 12.70 euros.

Maturity date, duration and term of the loan

Maturity as from 9th July 2004 for a duration of 4 years and 176 days, with first term fixed at 1st January 2005.

Annual interest rate

3.75%.

Normal amortisation

Except in the case of early amortisation, exchange or conversion, the bonds will be reimbursed in full on 1st January 2009 (or, if this is not a working day, on the first working day following this date) by reimbursement at par value at the price of 12.70 euros per bond.

Conversion of bonds and/or bond share swap

Bondholders may request conversion and/or a bond share swap at any time as from the date of payment, i.e. 9th July 2004 and up to the seventh working day preceding the normal or early date of reimbursement, at the rate of one share for one bond, subject to the adjustments specified in the case of financial operations carried out by the Company.

The Company may re-issue new and/or existing shares as it wishes.

Early amortisation

Early amortisation is possible, but only on the Company's initiative:

- for all or part of the bonds, at any time, by purchase on or outside of the stock market or by public offers;
- for all of the bonds still in circulation, from 1st July 2007 onwards until 31st December 2008, pending notice of at least one month:
  - at an early redemption price which is equal to the par value, increased by the interest incurred since the last interest payments preceding the date of early redemption until the date of effective redemption (the "Early Redemption Price"),
  - if the product (i) of the current share allocation ratio and (ii) of the arithmetic average of the closing prices for the Company's share on the First Market of Euronext Paris SA during a period of 20 consecutive stock market days during which the share has been listed, and chosen by the company among the 40 consecutive stock market days during which the share has been listed, preceding the date of the appearance of the notice announcing the early amortisation, exceeds 130 per cent of the nominal value of the bonds;
- for all of the bonds remaining in circulation, at any time, if less than 10 per cent of the bonds issued remain in circulation, by redemption at the Early Redemption Price.

Intervention by the Company on the Océanes in circulation

Since 1st January 2005 the Company has not bought back any Océanes in circulation.

21.1.6 Changes in capital since 25th March 1998

Date	Operations	Change in number of shares	Par value in euros	Amount of capital into euros	Share or issue premium	Number of shares comprising the capital
25th March 1998	Free shares	7,343,130	11,194,529.52	14,926,039.36		9,790,840
25th June 1998	Merger-absorption of Altran International and cancellation of old shares	19,018	28,992.75	14,955,032.11	1,940,710.75	9,809,858
21st December 1999	Exercise of options	195,236	297,635.36	15,252,667.48	3,207,021.03	10,005,094
21st December 1999	Conversion in euros		(5,247,573.48)	10,005,094		10,005,094
21st December 1999	Free shares	20,010,188	20,010,188	30,015,282		30,015,282
2nd January 2001	Division of par value by 2	30,015,282	30,015,282	30,015,282		60,030,564
2nd January 2001	Incorporation of balance carried forward	30,015,282	15,007,641	45,022,923		90,045,846
31st December 2001	Océane conversion	27	13.5	45,022,936.5		90,045,873
31st December 2001	Exercise of options	1,670,508	835,254	45,858,190.5	9,104,268.60	91,716,381
31st December 2002	Océane conversion	21	10.5	45,858,201		91,716,402
31st December 2002	Exercise of options	1,917,729	958,864.5	46,817,065.5	11,352,955.68	93,634,131
23rd December 2003	Capital increase	20,807,584	10,403,792	57,220,857.50	135,522,072	114,441,715
10th February 2004	Océane conversion	147	73.50	57,220,931		114,441,862
9th March 2004	Océane conversion	3	1.50	57,220,932.50		114,441,865
22nd December 2004	Océane conversion	230	115	57,221,047.50		114,442,095
23rd December 2004	Océane conversion	16	8	57,221,055.50		114,442,111
27th December 2004	Océane conversion	16	8	57,221,063.50		114,442,127
27th December 2004	Océane conversion	87	43.50	57,221,107		114,442,214

21.2 ACT OF INCORPORATION AND BY-LAWS

21.2.0 Date of incorporation and duration

The Company was incorporated on 14th February 1970. Except in the case of early dissolution or extension provided for by the law and the by-laws, it will cease to exist on 14th February 2045.

21.2.1 Company business

In the terms of article 3 of the by-laws, the Company's trading objective both in France and abroad is:

- technical studies, consultancy and engineering in high technologies and related services;
- and generally all industrial, commercial or financial, securities or property operations which may be directly or indirectly related to the Company business or which may facilitate its extension and development.

21.2.2 Trade and company register

702 012 956 RCS Paris

Company registration number (Siret Code): 702 012 956 00042

Business activity code (NAF Code): 742C

21.2.3 Shareholders permanent right of information

Shareholders may exercise their permanent information right in line with legal and regulatory provisions at the administrative headquarters of the Company.

21.2.4 Financial year

The Company's financial year starts on 1st January and ends on 31st December of each year.

21.2.5 Statutory distribution of profits (article 21 of by-laws)

At least 5 per cent of the net profits of each year, minus if applicable previous losses, goes towards the creation of the legal reserve, until this fund has reached one tenth of the share capital.

The distributable profit is made up of the balance, minus sums carried to reserves in application of the law or by-laws, plus deferred profits.

Sums which on the recommendation of the Management Board the General Meeting deems suitable either to carry forward to the next year, or to be allocated to one or several general or special reserve funds, are subtracted from this distributable profit.

Any balance of the net profit is fully distributed amongst the shares.

The Shareholders' Meeting can decide to distribute sums taken from available reserves. When it does so, the decision expressly indicates from which part of the reserves the sums have been taken.

Notwithstanding the terms of this article, a credit may, if necessary, be allocated to a special employee profit-sharing reserve in accordance with conditions laid down by law.

The Shareholders' Meeting, at the suggestion of the Management Board, may decide that the profits of a financial year may be carried forward, in whole or in part, or placed in reserve.

21.2.6 Arrangements for the payment of dividends

The Shareholders' Meeting ruling on the annual accounts may grant the shareholders, for all or part of the dividend distributed, an option between payment in cash or in new shares to be issued in accordance with conditions stipulated by law. The same may apply for the payment of interim dividends.

The dividend prescription being five years, all shareholders may claim the dividends to which they are entitled within this time limit, starting from the dividend maturity date. Once the five-year limit has expired, the unclaimed dividends become the property of the Treasury in accordance with the law.

Amount of unclaimed dividends for years

1999	865.66 euros
2000	3,360.56 euros
2001	2,706.00 euros
2002	NA
2003	NA
2004	NA

21.2.7 General Meetings (article 20 of by-laws)

Shareholders' Meetings are convened and deliberate according to the conditions laid down by law.

Meetings take place at the Company head office or at any other place designated in the invitation to the meeting. At the time of convocation, the Board may decide to publicly transmit the entire meeting by conference call and/or remote transmission, subject to the legal and regulatory provisions in force. If applicable, the decision is communicated in the notice of meeting and the notice of convocation.

Shareholders' Meetings are comprised of all the shareholders, irrespective of the number of shares held, provided that they are fully paid up.

Any shareholder may participate, either personally or by proxy, at the meetings upon presentation of proof of identity and ownership of shares.

All shareholders may vote by correspondence using a form which may be obtained in the manner indicated in the notice of convocation to the meeting.

During the Shareholders' Meetings, the quorum conditions stipulated by law according to the type of meeting are valued by taking into account the number of shares having voting rights. In the case of votes by correspondence, only duly completed forms received by the Company at least three days before the date of the meeting will be taken into account for the purposes of calculating the quorum.

21.2.8 Double voting rights (Article 9 of the by-laws)

Double voting rights were introduced by the General Shareholders' Meeting of 20th October 1986.

Each share carries the right to vote at Shareholders' Meetings. The number of votes attached to the shares is proportional to the quota of the capital they represent, each share giving right to one vote.

However, holders of nominal shares or their representatives, if these shares have been registered in their names for at least four years and have been entirely paid up, or if they are the result of the consolidation of shares all registered in their names for at least four years and entirely paid up, are entitled to two votes for each of the said shares at Ordinary and Extraordinary General Meetings.

Any share converted to the bearer or transferred loses the double voting right attributed in application of the preceding paragraph. Nevertheless, transfer following succession, liquidation of joint ownership between spouses and donations inter vivos to the benefit of a spouse, or a relation of inheritable degree does not give rise to the loss of the acquired right and does not interrupt the periods of time specified in the said paragraph.

21.2.9 Share ownership thresholds (Article 7 of the by-laws)

In compliance with the terms of article L 233-7ff of the Commercial Code, any person acting alone or in concert, possessing more than one twentieth, tenth, fifth, third, half or two thirds of the capital or the voting rights, must notify the Company and the financial markets council of the number of shares and voting rights possessed. The same applies when the shareholders' stake falls below the levels specified above.

Moreover any person acting alone or in concert, directly or indirectly holding a fraction of the capital or voting rights or securities giving access after a period of time to the Company's capital which is equal to or greater than 0.5 per cent or a multiple thereof, will be obliged to inform the Company, by registered letter with acknowledgement of receipt within two weeks of crossing one of these thresholds, of the total number of shares, voting rights or securities giving access after a period of time to the capital, possessed by the said person, directly or indirectly, alone or in concert.

Any person, acting alone or in concert, is also obliged to inform the Company within a period of two weeks when their percentage of the capital or voting rights falls below each of these thresholds.

Failure to observe the aforementioned provisions is sanctioned, in accordance with the law, at the request of one or more shareholders holding at least 5 per cent of the Company's share capital or voting rights, recorded in the minutes of the General Meeting.

21.2.10 Identifiable bearer securities (Article 7 of the by-laws)

In order to facilitate the identification of the holders of shares, the Company may ask the organisation in charge of compensation to provide the information referred to in article L. 228-2 of the Commercial Code.

22 Major contracts

At the time of writing, the Group has not concluded significant contracts, other than those agreed during normal business operations, and with the exception of the contract agreed with its banks and described in § 20 of this document and of the earn-out contracts as detailed in the off-balance sheet commitments in the appendix to the consolidated accounts on pages 104 to 107 of this document.

23 Information from third parties, declarations by experts and declarations of interests

At present the Company has received no declarations of interest.

24 Documents available to the public

Financial information is made available in press releases distributed to agencies and newspapers. Financial information (press releases, presentations, reports) is available on the Group's website: http://www.altran.net

Reminder of announcements from 1st January 2005

Date	Publication
6th January 2005	Liquidation of ADF financial operations
17th January 2005	Dates of 2005 publications
31st January 2005	Announcement of appointment of Christophe Aulnette
10th February 2005	2004 sales
25th March 2005	Changes of group's governance
18th April 2005	2004 results
9th May 2005	Sales Q1 2005
20th May 2005	Resignation of Mr Kniazeff from position as Chairman and General Manager and appointment of Christophe Aulnette
29th June 2005	General meeting of Shareholders
30th June 2005	Appointment of members of Supervisory Board
5th August 2005	Sales Q2 2005
17th October 2005	Results 1st half 2005
14th November 2005	Sales Q3 2005
21st December 2005	Dates of 2006 publications
2nd February 2006	2005 sales
13th March 2006	Introduction of employee share plan

Publication dates

General Meeting of Shareholders	8th June 2006
Sales Q2 2006	3rd August 2006
Results 1st half 2006	2nd October 2006
Sales Q3 2006	31st October 2006

By-laws, General Meeting minutes, auditors' reports and other company documents can be consulted at the Company head office.

25 Information on shareholdings

All information concerning the scope of consolidation is available on pages 74 to 80 of this document.

APPENDIX 1: INTERNAL CONTROL

Report from the Chairman of the Supervisory Board for year ended 31st December 2005 (Article L 225-68 of the Commercial Code)

In line with article L 225-68 of the Commercial Code, this report presents the preparatory and organisational conditions of the work of the Board, and the internal control procedures set up by the Company. At this stage, an evaluation of their efficiency has not been made.

The following points will be set out:

- governance and general principles of internal organisation,
- measures taken with a view to strengthening internal control and the reliability of the Group's financial and accounting information.

I - Governance and the general principles of internal organisation

■ Preparation and organisation of the work of the Supervisory Board

Since the General Meeting of 29th June 2005, Altran has adopted the management model of a company with a Management Board and Supervisory Board, allowing a distribution of management and control functions between the two bodies, thus assuring a balance of powers.

1. The Management Board

The Altran Management Board is composed of two members, Christophe Aulnette and Eric Albrand, appointed by the Supervisory Board on 30th June 2005 for two years. Details of their mandates and functions are specified in paragraph 7.1.2.3 of the management report.

2. The Supervisory Board

Composition of the Supervisory Board:
The Supervisory Board is composed of five members who were appointed by the Meeting of 29 June 2005 for a duration of four years.

Their mandate will therefore expire during the annual general meeting that will be called to approve the accounts for the year to close on 31st December 2008.

The members of the Supervisory Board meet the criteria set out in the Bouton report concerning their independence insofar as they have no relation of any kind either with the Company, its Group or the management which may compromise the exercise of their freedom of judgement.

Operations and work of the Supervisory Board:
The Chairman or the Vice Chairman in his absence calls the Board meeting and directs the discussions. The agenda is prepared by the Supervisory Board in consultation with the Management Board. A file detailing the content of the items on the agenda is handed to each member of the Supervisory Board before it meets. The secretarial work is carried out by the legal director.

The draft minutes are handed to the members of the Supervisory Board with the convocations for the subsequent Board meeting, at which they are approved.

During the first half of 2005, the Board of Directors met nine times with an attendance rate by its members of 88.2 per cent.

During the second half of 2005, the Supervisory Board met six times with an attendance rate by its members of 96.7 per cent. The Board members attended Management Board meetings.

Main issues covered:

- appointment of members of the Management Board;
- adoption of a new organisational structure;
- monitoring of work of internal audit department;
- examination of the accounts at 31st December 2004, at 30th June 2005 and quarterly sales figures;
- examination of Group restructuring plan;
- state of business, situation of subsidiaries, forecast documents;
- examination of major disputes;
- authorisations granted to the Management Board in the area of deposits, endorsements and guarantees;
- approval of total stock options budget.

The Supervisory Board appointed Christophe Aulnette as Chairman of the Management Board and Eric Albrand as Management Board Member during its meeting of 30th June 2005.

Limitations of Management Board's powers:

Article 14.1 of the by-laws says that the Board must receive the prior majority approval of the Supervisory Board (as defined in article 16-4 of the current by-laws) when ruling on the following matters:

- any increases or reductions in share capital, above an amount defined by the Supervisory Board;
- any operations granting access to the capital other than a capital increase, above an amount defined by the Supervisory Board;
- all operations involving the issue of securities, other than a capital increase, above an amount to be defined by the Supervisory Board, with the exception of securitisation operations;
- determination of the total budget and general principles of the granting of share options or free shares, it being understood that the designation of beneficiaries and the determination of the number of share options or free shares allocated will be at the Management Board's discretion. However, the allocation of share options or free shares to members of the Management Board has to have the prior approval of the Supervisory Board;
- any operation involving an acquisition or sale by the Company or one of its subsidiaries, by any means, of an activity or company beyond an amount to be defined by the Supervisory Board, with the exception of acquisition or sale operations between Altran and one or several of its subsidiaries;
- any operation resulting in the Company taking control, within the meaning of article L. 233-3 of the Commercial Code, and/or effective management, of a company with a net book value greater than an amount to be defined by the Supervisory Board;
- any merger or sale operation by the Company, whether total or partial;
- any modification of the Company's purpose or form;
- any sale of the Company's fixed or financial assets, beyond an amount to be defined by the Supervisory Board;
- any loan by the Company in excess of an amount to be defined by the Supervisory Board, excluding securitisation and factoring operations;
- any major operation likely to substantially modify the financial structure of the Company and the Group controlled by it.

In its meeting of 30th June 2005, the Supervisory Board set the following amounts in relation to this article:

1. 5m euros for any operation involving an acquisition or sale by the Company or one of its subsidiaries, by any means, of an activity or company with the exception of acquisition or sale operations between Altran and one or several of its subsidiaries.
2. 5m euros for any operation resulting in the Company taking control, within the meaning of article L. 233-3 of the Commercial Code, and/or effective management of a company with a net book value greater than an amount to be defined by the Supervisory Board.
3. 5m euros for any sale of fixed or financial assets of the Company.
4. 5m euros for any loan by the Company excluding securitisation and factoring operations.

The Supervisory Board is assisted by two committees: the Audit Committee and the Remuneration and Appointments Committee.

3. Audit Committee

The Audit Committee has carried out its duties during the course of 2005. Since July 2005, the Audit Committee has been composed of Guylaine Saucier, Chairwoman, and Roger Alibault and Michel Sénamaud.

It is the committee's task to assist the Supervisory Board in the verification of the accuracy and sincerity of the corporate and consolidated accounts of Altran Technologies, to see that the rules concerning the independence of the auditors of the Group are adhered to, and to guarantee the quality of the information delivered.

In this context it pays particular attention to:

- the examination of the hypotheses chosen for the accounts, studying the corporate accounts and the consolidated annual, interim and quarterly accounts before their examination by the Board, having properly ascertained the financial situation, the net cash position and commitments by the Company; particular attention is paid to the impact of changes in accounting method, information concerning regulated agreements, provisions policy and changes in results from one period to another, preventing any possible breaches of these rules; the Audit Committee presents observations it may make to the Supervisory Board;
- reviewing and ensuring the pertinence of the Group's accounting policy and recommending relevant changes;
- evaluating the Group's internal control systems and making recommendations on the organisation of internal auditing and its responsibilities;
- obtaining and analysing any relevant audit document relating to the situation of Altran Technologies and its subsidiaries and responses from the Management Board;
- advising the Supervisory Board on the choice of Statutory Auditors proposed by the Management Board with a view to their appointment by the general meeting of shareholders; analysing and giving an opinion on the definition of their brief, fees, the scope and timetable of their intervention; analysing and giving an opinion on related audit services and the brief beyond the statutory audit carried out by the Statutory Auditors, taking into account the possible impact of such work on the independence of the Statutory Auditors and on the recommendations made by the latter and the consequences;
- carrying out the review of the financial communications of the Group on interim and annual accounts and on quarterly sales and all other financial information;
- analysing any dispute, including fiscal, likely to have a significant impact on the accounts of the Company and/or the Group or on its financial situation;
- examining the exposure to risks and the significant off-balance sheet commitments of the Group, off-balance sheet commitments linked to ongoing activity, description of complex commitments, analysis of commitments and other significant contractual obligations, description of financial debt payment risks ("default" clauses) in the event of unfavourable developments;
- examining legal risks, and industrial risks linked to the Group's activity and market risks (rates, exchange, shares);
- examining the procedures which guarantee compliance with stock market regulations.

The internal regulations of the Audit Committee, approved by the Board of Directors meeting of 7th October 2003, are still applicable to the Audit Committee appointed by the Supervisory Board on 30th June 2005.

The Audit Committee met eight times in 2005 with the participation of the Auditors and, on several occasions, the Chairmen of the Supervisory Board and Management Board, to analyse the following main subjects:

- examination of the 2004 annual accounts and the 2005 interim accounts;
- review of quarterly turnover before publication;
- examination of Company's financial communication policy (press releases, presentations for analysts, annual report, reference document);
- organisation of internal audit and monitoring work (review of risk mapping, review of 2005 internal audit work, definition of internal audit plan for 2006);
- monitoring of work to improve internal control (setting up of new reporting tool, roll-out of general procedures and procedures to improve closing process and bring forward deadlines);
- monitoring of working on transition to IFRS.

The Audit Committee was made aware of this report during its meeting of 31st March 2006.

At the start of each of its meetings, the Audit Committee convenes with the Statutory Auditors separately from the general management.

4. Remuneration and Appointments Committee

The Remuneration and Appointments Committee carried out its work throughout 2005. Since July 2005, the Remuneration and Appointments Committee has consisted of Dominique de Calan, Chairman of the Committee, Guylaine Saucier and Michel Sénamaud.

It is the Committee's task to make recommendations to the Supervisory Board with regard to:

- remuneration, fixed and variable, benefits in kind, pensions and welfare benefits, of the Management Board members, the Management Committee and of the main Group managers;
- consistency in the rules for setting the variable component, with annual evaluation of the performances of Management Board members and main Group managers, and verification of the application of these rules;
- remuneration policy including the principles of distribution of fixed and variable components, criteria for the base of variable components and the rules for awarding any bonuses and premiums;
- the human resources policy, and in particular, the employee loyalty policy;
- appointments of members of the Management Committee, of the main managers of the holding and front line companies of the Group;
- setting the total amount for director's fees, subject to the decision of the general meeting of shareholders, and the rules for receiving and distributing these fees amongst members of the Board;
- the drawing up of the list of beneficiaries of the share options or free shares plans amongst members of the Management Board and the main Group managers;
- the drawing up of the list of beneficiaries of any form of incentive plan amongst Group employees;
- the examination of the practical details and implementation of any employee or director share ownership plan.

The committee met twice during the first half of 2005 and four times in the second half.

The main matters dealt with were:

- remuneration of Management Board members;
- remuneration policy for members of the management committee;
- employee share ownership plan.

General principles of internal organisation

Group Management

The Group is managed by the Management Board which is headed by Christophe Aulnette. For managing operations, the Board is assisted by a Management Committee. In addition to the members of the Board, this includes:

- Dominique Druon, Deputy General Manager
- Jérôme Boucheron, Head of Organisation and Information Systems Consultancy - France region
- Pascal Brier, Head of Public Relations
- Richard Clarke, CEO of Arthur D. Little
- Xavier Dupeyron, Head of the North region
- François-Xavier Floren, Head of the South region
- Hervé Hannebicque, Head of Human Resources
- Joseph Roussel, Head of Technologies and Innovation - France region
- François Valraud, Head of Strategy and Business Development

Operational Management

In the autumn of 2005, the operational management structure of the Group was re-organised around the following entities:

- France region - Information Systems and Organisation Consultancy
- France region - Technologies and Innovation
- North region (Germany, Austria, Switzerland, Sweden, Benelux, UK, Ireland, Asia)
- South region (USA, Brazil, Portugal, Spain, Italy)
- Arthur D. Little

In addition, the Group has set up a management structure for major accounts managed by the Deputy General Manager.

Central services

Central services carry out three kinds of work:

- cross-functional work
- guaranteeing the consistency of actions
- developing new initiatives
- These services are organised around the following departments:
- Public Relations department
- Strategy - Business Development department
- Human Resources department
- Financial department
- Legal department
- Information Systems department

Shared service centres, mainly covering accounting and payroll functions, have been gradually set up in the different countries. They fully or partially cover the following countries:

- Germany
- Austria
- Belgium
- Brazil
- Spain
- France
- Italy
- Netherlands
- Sweden

II - Strengthening of the internal audit mechanism and the accounting and financial information system of the Group

When properly structured and applied, the internal audit system should prevent and control risks resulting from the activity of the Group's entities as well as the risks of error and fraud, particularly of an accounting and financial nature. The system contributes to the transparency of the organisation, to the protection of the Group's assets, and to the improvement of performance and cost control. However, as with all control systems, it cannot provide an absolute guarantee that such risks have been fully eliminated.

In order to develop the internal audit system within the Altran Group, structures were gradually set up from 2003 onwards and the work undertaken aimed, on the one hand to define the internal audit rules, and on the other to standardise and reinforce the security of information systems directly linked to accounting and financial information.

These measures are applicable to all of the companies entering the Group's scope of consolidation.

■ Measures taken with a view to strengthening internal control

1. Creation of an Internal Audit department

On the recommendation of the Audit Committee, the Board of Directors decided to create an Internal Audit department and to outsource this service. Following a call to tender, the contract was awarded to Price Waterhouse Coopers from June 2004 onwards.

The outsourcing of these services means that the Group can benefit from the experience and professional tools of the consultancy chosen, and increase the independence of the department. It also guarantees standard audit methods and access to adequate resources in each of the sites of the Group in line with the subjects to be dealt with and the priorities of the Group, also taking into account its international nature.

The Internal Audit department reports to the Chairman of the Management Board, the Chairman of the Supervisory Board and by delegation of the latter, to the Chairman of the Audit Committee. It meets the terms of its brief within the framework of an internal audit charter whose terms have been approved by the Audit Committee.

An initial Group risk assessment was carried out in 2004. This assessment was fully updated at the end of 2005 and the start of 2006, resulting in the production of a segmented risks map based on the key processes of the Company (as identified by Group Management), whether at a central or operational unit level.

The annual audit plan has been concluded on this basis and in accordance with the audit charter. It exists within the long-term framework which aims to guarantee coverage of all of the entities of the Group over a three-year audit cycle (2006-2008).

In 2005 internal audit assignments were undertaken in 43 Group entities (14 in France and 29 abroad) on all, or part of the priority themes identified by the Group Management.

These audits led to the formulation of recommendations on how to improve the internal control of the processes concerned. The recommendations are for the management of the entities, which have the responsibility of implementing them.

2. Framework procedures for internal control

The Group developed, then distributed in 2004 and 2005, framework procedures aimed at strengthening internal control, harmonising practices within the Group and optimising its operations.

An examination of the implementation of these framework procedures was undertaken by the internal audit department in 2005 and showed that they were not being applied in a uniform manner. For 2006, the aim is to update these procedures in order to take into account:

- organisational changes implemented in the second half of 2005;
- prioritisation resulting from the risk mapping carried out by the internal audit department.

This update should guarantee a better adaptation of framework procedures to operational needs and guarantee that all operational entities focus their adaptation efforts on the processes and control structures which are considered to be priorities.

3. Introduction of new tools

In 2004, the Group decided to equip itself with a new tool which would help it in the following areas:

- statutory consolidation;
- management reporting;
- transition to IFRS standards.

After a call to tender, the Group decided to use the "Magnitude" software developed by Cartésis, the benchmark software used by several large French groups.

This tool was rolled out in September 2004. Since then, it has been used, every month, for retrieving accounting data and for operational reporting. It is now fully operational.

At the end of 2005, the Group started work aiming to guarantee:

- the harmonisation and standardisation of all of its technical architecture, required to harmonise management tools, for these tools to be efficient and for their cost to be reduced;
- the roll-out in the operational units of a standard transaction tool (ERP).

These projects will last for the whole of 2006 and part of 2007.

■ Work of Statutory Auditors

The Statutory Auditor's audit of the Parent Company was markedly improved from 2004 onwards.

The Group's Statutory Auditors are Deloitte (appointed in June 2004) and Mazars (appointed in June 2005). They are present as Statutory Auditors in all the subsidiaries of the scope of consolidation. This coverage and the reduction in the number of auditors in the subsidiaries has made it possible to harmonise controls carried out in the whole Group and facilitate the retrieval of observations carried out during onsite audits.

The principle of a turnover review has been maintained. This involves onsite audits covering, each quarter, subsidiaries which represent over 40 per cent of sales. This review results in a report which is presented to the Audit Committee and the Supervisory Board before any publication of quarterly turnover.

In addition, in order to take into account the increasing significance of the new internal control arrangements, the Statutory Auditors have implemented controls covering all of the subsidiaries consolidated in the last annual close, and have given preference to a substantive approach.

This work is the subject of numerous exchanges with the Financial Management and a detailed report to the Audit Committee.

Conclusion:

Over the last three years the Altran Group has substantially modified and strengthened governance, audit and internal control arrangements. These efforts should make it possible to:

- improve the reliability of the information delivered to the market on the Company's financial situation;
- guarantee a better control of risks;
- make the operational steering of the Group more efficient.

These efforts will be continued in 2006 and 2007.

Yves de Chaisemartin

Chairman of the Supervisory Board

Observations by the Supervisory Board on the accounts of the year ended 31st December 2005 and on the Management Board's report

In compliance with the law, the Management Board has presented to the Supervisory Board the consolidated financial statements of the Altran Group, the corporate accounts of Altran Technologies S.A. and the management report which comments on the activity of the Group and its results for the financial year ended 31st December 2005.

The Supervisory Board has examined the financial statements and the Management Board's report, and has heard the observations of the Audit Committee. It has no observations to make on these documents.

The Supervisory Board has also examined the text of the resolutions determined by the Management Board and presented to the Combined General Meeting of Shareholders. It will recommend to the Combined General Meeting of Shareholders that all resolutions proposed be approved.

APPENDIX 2: GENERAL MEETING OF SHAREHOLDERS OF 8TH JUNE 2006

Shareholder Information

Information referred to in the Commercial Code (Art. L. 225-100, L. 225-102, L. 232-1) is set out in the chapters of the reference document, in particular:

Chapter 4: Risks;

Chapter 9: Management Report;

Chapter 20: Consolidated accounts and corporate accounts;

Chapters 14, 15 and 16, appendix 1: Corporate governance, internal control, remuneration and benefits.

Management Board's report to the General Meeting

1. Presentation of the resolutions

We ask you to pronounce on an authorisation for the Board to allow the Company to buy its own shares. This authorisation would be granted for a period expiring at the end of the General Meeting called to approve the accounts of the financial year ended 31st December 2006 and could be used by the Management Board subject to the provisions of article 14.1 of the by-laws.

We also ask you to pronounce on the authorisation to be granted to the Management Board to reduce the share capital correspondingly by cancellation of the shares thus acquired.

This new authorisation would purely and simply cancel that granted by the Combined General Meeting of Shareholders of 29th June 2005.

It would be granted for a period of 24 months from this General Meeting, subject to the application of the arrangements of article 14.1 of the by-laws.

Finally, we remind you that (i) in its ninth resolution the Combined General Meeting of Shareholders of 17th June 1999 authorised the Board of Directors to grant Company share options to certain persons to be designated amongst members of staff and corporate officers of the Company or companies whose capital is at least 10 per cent directly or indirectly held by the Company or by companies holding directly or indirectly 10 per cent of the Company, subject to legal provisions, and (ii) the Combined General Meeting of 30th June 2003 decided to extend the exercise period of the options granted by the Management Board meetings of 10th October 2001 and 11th March 2003, from 5 to 8 years.

We would also like to point out that at the meeting of 24th June 2003 the Board of Directors, acting on the powers delegated to it by the Combined General Meeting of Shareholders of 17th June 1999, decided on the granting of share options whose exercise period was set at five years from 24th June 2003.

In order to harmonise the exercise periods of all option plans implemented, and given that no option granted under this plan has been exercised, we propose an extension, from five to eight years, of the exercise period decided by the Board of Directors meeting of 24th June 2003 and to delegate to the Board all necessary powers, so that beneficiaries take advantage of this extension.

2. Financial penalties for anti-competitive practices pronounced by the Competition Council

None.

3. Director's fees

It is proposed at the General Meeting to set the maximum amount for directors' fees at 448,000 euros for 2006 and subsequent years, until further notice.

We also point out that remuneration of 130,000 euros for the Chairman of the Supervisory Board and 90,000 euros for the Vice Chairman of the Supervisory Board was decided by the Supervisory Board until further notice.

4. Statutory audit

We remind you that the Combined General Assembly of 29th June 2005 noted the resignation from their functions of the Ernst & Young Audit company and Olivier BREILLOT, Statutory Auditor and Deputy Statutory Auditor respectively, and appointed as replacements, for the remainder of the mandate, i.e. until the Ordinary General Meeting set to approve the accounts for the financial year ended 31st December 2007, Mazars & Guérard, Statutory Auditor, and M. J.-L. Lebrun, Deputy Statutory Auditor.

Environmental and Social report 2005

1. Headcount

The total workforce of Altran Technologies at 31st December 2005 was 1,545 employees, including 1,246 consultants outside head office and 299 executives, managers and head office support staff.

99.3 per cent of the employees are on permanent contracts.

Altran Technologies recruited 337 employees on permanent contracts and 15 employees on temporary contracts in 2005.

2. Redundancies

The total number of redundancies in 2005 was 52.

Redundancies for economic reasons in connection with a job protection scheme were announced in 2005 in the Corporate Holding departments. The definitive dates of these departures will be in 2006.

3. Overtime

Given the managerial status of the majority (93 per cent) of the employees of Altran Technologies and the fixed number of 218 working days per year provided for by that status, any significant overtime worked is remunerated under the system of "exceptional time periods worked" (TEA) which entitles staff to rest days in accordance with Group policy and the SYNTEC (Institute of research and consulting companies) national agreement on working hours.

Under the French reduced working time scheme (RTT), managerial employees receive, depending on the year, 9 to 13 days leave annually.

Non-managerial employees receive 12 days leave annually.

As a result of the provisions introduced under the RTT scheme, the amount of overtime worked is negligible.

4. External staff

At 31st December 2005, the expenditure of Altran Technologies on external staff (in the form of temporary staff) was 263,000 euros.

This relates exclusively to temporary staff in service functions.

The temporary work mainly concerned short-term replacements (three to four weeks on average).

5. Organization of working hours

The statutory length of the working week is 35 hours.

For the majority of managerial staff, work time is organised on the basis of a fixed number of 218 days worked per year, with a weekly reference rate of 38.5 hours, compensated by the allocation of leave days under the RTT scheme.

Out of a total of 1,545 employees, 46 have part-time employment contracts.

6. Developments in remuneration policy

Efforts aiming to control payroll have been relaxed, whilst conserving the principle of individualisation of remuneration packages on the basis of an evaluation of performance results.

In order to maintain this policy of consistency linked to individual career paths and remuneration, there were no across-the-board increases.

With regard to non-managerial employees, the management of Altran Technologies once again set itself the goal of maintaining the increase in salaries.

7. Staff costs

At 31st December 2005, the total amount of staff costs (salaries and charges) incurred by Altran technologies was 110,542,000 euros.

Gross salaries paid to employees in 2005 amounted to 72,704,000 euros.

The associated cost of the Company's social protection coverage was 7,391,000 euros (including 1,090,000 euros for health and employee welfare costs and 6,301,000 euros for additional retirement benefits).

Other charges relate to social security contributions to the French social security agency URSSAF, unemployment insurance contributions, medical examinations etc.

8. Equal opportunities for men and women

The Altran Technologies payroll shows a small disparity in salaries between men and women, depending on positions.

The figures show the Company's commitment to maintaining equality between men and women.

9. Employee relations and application of collective agreements

Elections of staff representatives take place in February 2006.

In 2005, 19 ordinary and extraordinary meetings were organised with staff representatives on the works council and 12 with staff delegates.

10. Information and communication

Information flows both bottom up and top down within the Company, by virtue of such means of communication as:

- an intranet;
- a Works Council newsletter;
- a bi-monthly company newsletter;
- e-mail news updates sent to consultants on external projects;
- discussion meetings organised at operational entity level;
- specific BU meetings.

Regular individual interviews are also held between:

- consultants and their managers;
- administrative and cross-functional staff and their superiors.

This process of individual interviews is also applied to directors and managers.

11. Procedures

There were 30 disputes settled by alternative dispute resolution mechanisms in 2005.

Forty legal proceedings were still in progress at 31st December 2005.

12. Health and safety conditions

In 2005, 4 meetings of the health, safety and working conditions committee (CHSCT) were held.

In 2005, the Company continued to carry out a large number of actions designed to support customers in the implementation of prevention plans and to monitor staff secondments to countries that carry a high risk due to political instability or medical dangers.

13. Work or travel accidents

In 2005 there were 15 work accidents leading to sick leave for a total of 465 working days lost.

No permanent disabilities or fatal accidents were recorded.

No temporary staff or external service providers were involved in these work-related accidents.

The work-related accident contribution rate for 2005 was 1 per cent, with 728,000 euros being paid to the French social security authorities in this regard.

14. Occupational illness

In term of work-related illness, no occupational illnesses have been declared to the French Social Security Authorities, nor work-related pathological conditions.

15. Training

A total of 430 interns received training in 2005, accumulating 6,458 training hours.

Training programmes were organised either internally or externally, and funded either by the French training guarantee fund for engineering, computer, research and consulting companies (FAFIEC) or directly by Altran Technologies.

The annual contributions for 2005 to FAFIEC and to the French Individual Training Leave Management Fund (FONGECIF) for ongoing training, training contracts and individual training leave totalled 675,000 euros.

The cost of internal and external training, including payments to training organisations, totalled 1,312,000 euros.

16. Employment and inclusion of disabled persons

In 2005, 6 employees were recognised as being disabled by the French technical commission for career guidance and professional re-classification (COTOREP).

A supplementary contribution of 325,000 euros was paid for 2005 to AGEPHIP, the association for the employment of handicapped people.

17. Social initiatives

For 2005, the amount of the "social initiatives" budget allocated to the Altran Technologies Works Council was 87,000 euros, and the operating budget was 145,000 euros.

18. Subcontracting

At 31st December 2005, expenditure on subcontracting totalled 12,385,000 euros.

This relates exclusively to service providers of the Altran Group in connection with centralised support agreements.

19. Local impact in terms of employment and regional development

Altran Technologies takes into account the local impact of its business on employment and regional development.

Altran Technologies endeavours to provide assistance to all employees seconded to Group companies, particularly through its commitments in relation to health, employee welfare and repatriation. The Group centralises all visa and work permit applications.

In relation to subcontracting, Altran Technologies centralises technical co-operation agreements with its subsidiaries.

Foreign subsidiaries of the Company address the consequences of their activity on regional development and local populations.

20. Employment policy

Altran Technologies has a dynamic employment policy.

In 2005, the Company recruited 352 people, mainly on a permanent basis in the management category.

Employees are chosen for their expertise, communications skills and development potential. Consultants and managers are all university graduates (minimum five years higher education).

Consultants have a predominantly scientific background, whilst managers may have scientific or management backgrounds.

Agenda

Ordinary part

1. Approval of corporate reports and accounts for financial year ended 31st December 2005.
2. Approval of consolidated reports and accounts for financial year ended 31st December 2005.
3. Allocation of the result for the financial year ended 31st December 2005.
4. Approval of agreements in connection with articles L. 225-86ff of the Commercial Code.
5. Authorisation granted to the Management Board for the Company to buy its own shares.
6. Determination of maximum amount for directors' fees.
7. Powers for formalities.

Extraordinary part

8. Authorisation to grant the Management Board the power to reduce share capital via share cancellation.
9. Extension from five to eight years of share options exercise period, granted by the Board of Directors meeting of 24th June 2003 by virtue of delegation of Combined General Meeting of Shareholders of 17th June 1999.
10. Powers for formalities.

Text of the resolutions presented to the Combined General Meeting of Altran Technologies of 8th June 2006

Resolutions falling under the competence of the Ordinary General Meeting

First Resolution

(This resolution concerns the approval of the corporate accounts and reports of the financial year ended 31st December 2005).

The General Meeting, ruling on the quorum and majority conditions for Ordinary General Meetings, having familiarised itself with the report of the Management Board and the general report of the Statutory Auditors on the corporate accounts for the financial year ended 31st December 2005 and after having heard the observations of the Supervisory Board on the corporate accounts for the financial year ended 31st December 2005 and on the report of the Management Board, approves all of these corporate accounts, namely the balance sheet, income statement and appendices, such as they have been presented to the Meeting, as well as the operations disclosed by these accounts and summed up in the said reports. It puts the net loss for the financial year at 5,174,587.94 euros.

Second resolution

(This resolution concerns the approval of the consolidated accounts and reports of the financial year ended 31st December 2005).

The General Meeting, ruling on the quorum and majority conditions for Ordinary General Meetings, having familiarised itself with the Group management report included in the Management Board's report and of the report of the Statutory Auditors on the consolidated accounts for the financial year ended 31st December 2005 and after having heard the observations of the Supervisory Board on the consolidated accounts for the financial year ended 31st December 2005 and on the report of the Management Board, approves the consolidated accounts for the said year such as they have been presented to the Meeting, as well as the operations disclosed by these accounts and summed up in the said reports.

Third resolution

(This resolution concerns the ruling on the allocation of the result of the financial year ended 31st December 2005).

The General Meeting, ruling on the quorum and majority conditions for Ordinary General Meetings, having familiarised itself with the report of the Management Board and the general report of the Statutory Auditors on the annual accounts for the financial year ended 31st December 2005 and after having heard the observations of the Supervisory Board on the corporate accounts for the financial year ended 31st December 2005 and on the report of the Management Board, decides to allocate all of this year's losses of 5,174,587.94 euros to retained earnings which now amount to 52,745,428.50 euros.

In line with statutory obligations, the General Meeting states that no dividend was distributed over the last three financial years.

Fourth resolution

(This resolution concerns the approval of the regulated agreements concluded by the Company and presented in the special report of the Statutory Auditors).

The General Meeting, ruling on the quorum and majority conditions for Ordinary General Meetings, having familiarised itself with the special report of the Statutory Auditors in connection with article L. 225-88 of the Commercial Code on the agreements referred to in articles L. 225-86ff of the Commercial Code and ruling on this report, approves all parts of the agreements referred to in the report.

Fifth resolution

(This resolution concerns the authorisation given to the Management Board allowing the Company to buy its own shares).

The General Meeting, ruling on the quorum and majority conditions for Ordinary General Meetings, having familiarised itself with the report of the Management Board:

- cancels, with immediate effect for the unused fraction, the authorisation for repurchase by Altran Technologies S.A. of its own shares in line with articles L. 225-209ff of the Commercial Code, granted to the Company by the Combined General Meeting of 29th June 2005;
- authorises the Management Board, under the conditions defined in article 14.1 of the by-laws, to buy, in one or several operations, the shares of the Company, in line with the provisions of articles L. 225-209ff of the Commercial Code, within a limit of 5 per cent (5%) of the share capital.

It is specified that the said limit of 5 per cent (5%) applies to an amount of the Company's capital that will, if appropriate, be adjusted to take account of the transactions affecting the share capital after this Shareholders' Meeting, the acquisitions made by the Company not leading it in any case to hold more than five per cent (5%) of the share capital.

The acquisition, assignment and transfer of the said shares may be carried out at any time and by any means (including during a period of share exchange offers), notably on the market or by mutual agreement, including by the acquisition or transfer of blocks, by use of derivative financial instruments, and in particular any option operations.

The maximum purchase price is set at thirty (30) euros, and the minimum sale price at five (5) euros. In the event of operations on the capital, and in particular a capital increase by incorporation of reserves and allocation of free shares, or in the case of division or re-grouping of the shares, the prices indicated above will be adjusted by a multiplication co-efficient equal to the ratio between the number of securities constituting the capital before the operation and the said number after the operation. Consequently, the maximum amount of the capital that may be purchased comes to one hundred and seventy two (172) million euros, as calculated on the basis of the share capital at 31st December 2005, it being possible to adjust this maximum amount to take into account the amount of capital on the day of the Shareholders' Meeting.

The maximum amount of the capital to be purchased may not exceed five per cent (5%) of the share capital.

Acquisitions of shares may be made with a view to any allocation permitted by law, the objectives of the share purchase programme being:

- in line with the market situation, to regulate the market price of the Company's share by systematic intervention against the trend;
- to allocate shares within the framework of employee profit-sharing, a company or group savings plan, a free share allocation plan or a voluntary employee share partnership plan;
- to issue the shares in payment or in exchange, particularly in connection with external growth operations, or an asset and financial management policy;
- to deliver the shares during exercise of rights attached to securities creating a right to allocation of the Company's shares by redemption, conversion, exchange, presentation of a warrant or in any other way;
- their cancellation, particularly for the purposes of optimising earnings per share, within the framework of the eighth resolution submitted to this Combined General Meeting.

The Meeting also authorises the Management Board, depending on the market situation, to acquire the Company's shares within a limit of nought point five per cent (0.5%) of the Company's capital, in order to regulate the market price. If this should occur, the Company shall be dispensed from drawing up an information note submitted for approval by the AMF, the French markets regulator. Nevertheless, the Company will issue a statement containing all information required for the information note on, at the latest, the day of actual launch of the programme.

This authorisation shall expire at the end of the General Meeting called to rule on the accounts for the financial year ended 31st December 2006.

The Management Board shall inform the Shareholders, during the Annual General Meeting, of the purchases, transfers, sales and cancellations of shares thus realised.

To that end, full powers are granted to the Management Board to decide on the implementation of this authorisation and to determine the procedures thereof, and to delegate them, with a view to making all stock market orders and concluding all agreements, particularly with a view to keeping registers of share purchases and sales, producing all documents, notably information notes, making any declarations to the AMF or any other bodies, carrying out any formalities, and in a general way to do whatever is necessary.

Sixth resolution

(This resolution concerns the determination of directors' fees).

The General Meeting, ruling on the quorum and majority conditions for Ordinary General Meetings:

Sets the sum of four hundred and forty thousand (440,000) euros for the maximum total amount of directors' fees allocated to the Supervisory Board for 2006, and every subsequent year until further notice.

Note that the Supervisory Board sets the exceptional remuneration of the Chairman at one hundred and thirty thousand (130,000) euros, and that of the Vice Chairman at ninety thousand (90,000) euros, until further notice.

Seventh resolution

(Powers for formalities).

The General Meeting, ruling on the quorum and majority conditions for Ordinary General Meetings, grants full powers to the bearer of an original, copy or extract of these minutes to carry out all legal and administrative formalities, and to carry out all filings and announcements prescribed by-law.

Resolutions falling under the competence of the Extraordinary General Meeting

Eighth resolution

(Authorisation to grant the Management Board the power to reduce share capital via share cancellation).

The General Meeting, ruling on the quorum and majority conditions for Ordinary General Meetings, having familiarised itself with the report of the Management Board and the special report of the Statutory Auditors, authorises the Management Board, under the conditions defined in article 14.1 of the by-laws and in line with article L.225-209 of the Commercial Code, to cancel, by its sole authority,

in one or several operations, in a period of twenty four (24) months from this Meeting and within a maximum of ten per cent (10%) of the capital, subject to the cancellations already made, the shares acquired or which might be acquired by the Company, and to proceed to an appropriate extent with a reduction of the share capital.

The General Meeting grants full powers to the Management Board, with possibility of sub-delegation, for the purpose of carrying out all acts, formalities or declarations with a view to finalising the capital reductions that may be put through by virtue of this authorisation and for the purpose of modifying the Company's by-laws.

This authorisation is granted for a period of twenty-four (24) months from this Meeting. It cancels and replaces the authorisation granted by the Combined General Meeting of Shareholders of *29th June 2005*.

Ninth resolution

(This resolution concerns the modification of the authorisation granted by the Combined General Meeting of 17th June 1999 to grant share options, with regard to the exercise period of the options).

The General Meeting, ruling on the quorum and majority conditions for Extraordinary General Meetings, after having noted that:

- the *Combined General Meeting* of Shareholders of 17th June 1999, in its ninth resolution, authorised the Board of Directors to grant company share options to certain persons to be designated amongst members of staff and corporate officers of the Company or of companies which have at least 10 per cent of their capital held directly or indirectly by the Company or by companies holding directly or indirectly at least 10 per cent of the capital of the Company, subject to legal provisions;
- the Combined General Meeting of 30th June 2003 decided to extend the exercise period for the options granted by the Board of Directors meetings of *10th October 2001* and *11th March 2003, from* 5 to 8 years;
- the Board of Directors meeting of 24th June 2003 awarded share options with an exercise period of five years from 24th June 2003;

and after having familiarised itself with the Management Board's report and with the special report of the Statutory Auditors, noting that no option had been exercised, decided to extend, from five to eight years, the exercise period for the options granted on 24th June 2003, and delegates to the Management Board all powers which will allow beneficiaries to make use of this extension.

Tenth resolution

(Powers for formalities).

The General Meeting, ruling on the quorum and majority conditions for Extraordinary General Meetings, grants full powers to the bearer of an original, copy or extract of these minutes to carry out all legal and administrative formalities, and to carry out all filings and announcements prescribed by law.

APPENDIX 3: STATUTORY AUDITORS' REPORT

Statutory auditors' report on the consolidated financial statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments[1] of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification[2] of information in the Group's management report.

This report, together with the statutory auditors' report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

Year ended 31st December 2005

Shareholders,

In accordance with the terms of our appointment by the General Meeting of Shareholders, we hereby present our report on our audit of the accompanying consolidated financial statements of Altran Technologies for the year ended 31st December 2005.

The consolidated financial statements have been approved by the Board. Our role is to express an opinion on these financial statements based on our audit. This is the first time that these financial statements have been prepared under IFRS, as adopted in the European Union. They include, for the sake of comparison, data for the 2004 financial year, re-stated with the same rules except for IAS 32 and IAS 39, which in line with the option offered by IFRS 1 are only applied by the Company from 1st January 2005 onwards.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence relevant to the amounts and disclosures contained in the financial statements.

It also included an assessment of the accounting principles applied and the significant estimates made in preparing the financial statements and evaluating their overall presentation. Our tests provide a reasonable basis for the opinion expressed below.

In our opinion, the consolitated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as of 31st December 2005 and of the results of the operations of the year in accordance of IFRS as adopted by the EU.

Without qualifying the opinion expressed above, we draw your attention to:

- note 6 to the financial statements "Monitoring of significant litigation and potential liabilities",
- the measures undertaken to strengthen internal control procedures and the accounting information system of the Group presented in the report of the Chairman of the Supervisory Board, drawn up applying the provisions of the last paragraph of Article L. 225-68 of the French Commercial Code,
- note 4.11 "Net financial debt" details the consequences for the balance sheet and income statement of the application from 1st January 2005 of IAS 32.

II - Justification of assessments[1]

Pursuant to Article L.823-9 of the French Commercial Code concerning the justification of our opinion, we bring to your attention the following items:

- As stated in note 1.4 "Use of estimates", the preparation of the financial statements necessitates the use of estimates and assumptions. These estimates and assumptions are mainly used for the valuation of provisions and creation of business plans used for value tests on intangible assets and the recognition of deferred tax assets.

  Our work involved assessing the reasonable nature of the data and assumptions on which estimates are based.

- Notes 1.7 "Acquisition goodwill" and 7 "Off-balance sheet commitments" describe the principles and practicalities of evaluating acquisition goodwill and the corresponding impairment recognised during the financial year, and the principles and practicalities of evaluating earn-outs to be paid under certain clauses.

  The Company carries out, once a year, a test on the impairment of acquisition goodwill and of assets with an indefinite lifes. If there is any indication of impairment it also measures long-term assets, according to the methods set out in note 1.7 to the financial statements.

  We have examined the methods for the implementation of this impairment test and the assumptions and forecasts of activity used and we have verified that the note provides appropriate disclosure.

  Our procedures have allowed us to recognise the consistency of the estimates made with the assumptions chosen.

- Note 1.18 "Deferred taxes" describes the principles of and methods for the evaluation of deferred tax assets.

  At each balance sheet date, the Company systematically carries out a deferred tax asset impairment test in line with the methods described in this note. We have examined the methods for the implementation of this impairment test and the assumptions and forecasts of activity used and we have verified that the note gives appropriate disclosure.

  Our procedures have allowed us to recognise the consistency of the estimates made with the assumptions chosen.

- With regard to risks and disputes we are satisfied with the evaluation methods and their treatment in the financial statements.

  We are also satisfied that the possible uncertainties identified in connection with these disputes and risks were described appropriately in note 6 "Monitoring of significant disputes and potential liabilities".

- Notes 1.16 and 11.4.5 "Staff benefits" specify the methods of measuring pension and related commitments. These commitments have been evaluated by external actuaries.

  Our procedures have allowed us to recognise the consistency of the estimates made with the assumptions chosen.

Our assessment was part of our general audit of the consolidated financial statements and as such contributed to our unqualified opinion stated in the first part of this report.

III - Specific verification[2]

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report.

We have no matters to report with regard to its fair presentation and consistency with the consolidated financial statements.

Paris-la-Défense, Neuilly-sur-Seine, 9th May 2006

The Statutory Auditors

Mazars & Guérard		**Deloitte & Associés**	
Jean-Luc Barlet	Guy Isimat-Mirin	Jean-Paul Picard	Henri Lejetté

Statutory auditor's general report on the annual financial statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments[1] of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements.The report also includes information relating to the specific verification[2] of information in the Group's management report.

This report, together with the statutory auditors' report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

Year ended 31st December 2005

In accordance with the terms of our appointment by your General Meeting of Shareholders, we hereby present our report for the year ended 31st December 2005, covering:

- our audit of the accompanying annual accounts of ALTRAN TECHNOLOGIES,
- basis for our assessments,
- specific verifications and disclosures required by law.

The annual financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the annual financial statements

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the annual financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence relevant to the amounts and disclosures contained in the accounts. It also included an assessment of the accounting principles applied and the significant estimates made in preparing the financial statements and evaluating their overall presentation.

Our tests provide a reasonable basis for the opinion expressed below.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as of 31st December 2005 and the results of this operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying the opinion expressed above, we draw your attention to:

- note 2.12 to the annual financial statements, "Provisions for liabilities and charges",
- note 2.16 to the annual financial statements, "Ongoing significant disputes",
- note 2.1 to the annual financial statements which sets out the change in method leading to the accounting, from 1st January 2005, of pension commitments as provisions, following recommendation 2003-R01 of French accounting body CNC,
- the measures undertaken to strengthen internal control procedures and the accounting information system of the Group presented in the report of the Chairman of the Supervisory Board, drawn up applying the provisions of the last paragraph of Article L. 225-68 of the French Commercial Code.

II - Justification of assessments[1]

Pursuant to Article L.823-9 of the French Commercial Code concerning the justification of our opinion, we bring to your attention the following items:

- According to our assessment of the accounting principles used by your company, we are satisfied with the changes in accounting methods stated above, and their presentation.
- As indicated in note 2.5 "Use of estimates", the preparation of the financial statements necessitates the use of estimates and assumptions. These estimates and assumptions are mainly used for the valuation of provisions and the creation of business plans used for the assessment of the value of shareholdings.

Our work involved assessing the reasonable nature of the data and assumptions on which estimates are based.

- With regard to risks and disputes we are satisfied with the evaluation methods and their treatment in the financial statements.
- We are also satisfied that the possible uncertainties identified in connection with these disputes and risks were described appropriately in note 2.16 to the financial statements.

These assessments are part of our audit approach to the annual financial statements of the Company taken as a whole and therefore contribute to the expression of the overall opinion given in the first part of this report.

III - Verifications and specific information[2]

In accordance with professional accounting standards, we have also examined the specific information required by law in France.

We have no comment to make as to the fair presentation and consistency with the annual financial statements of the information given in the Board's Management Report and the documents on the financial position and the annual financial statements sent to the shareholders.

In accordance with the law, we are satisfied that the information relating to the acquisition of shares and controlling interests and to the identity of the owners of the capital and voting rights has been disclosed to you in the management report.

Paris-la-Défense, Neuilly-sur-Seine, 9th May 2006

The Statutory Auditors

Mazars & Guérard		Deloitte & Associés	
Jean-Luc Barlet	Guy Isimat-Mirin	Jean-Paul Picard	Henri Lejetté

Statutory auditor's Special Report on regulated agreements

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

It should be understood that the agreements reported on are only these provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

Shareholders,

In our capacity as Statutory Auditors of your Company, we must present you with a report on the regulated agreements which have been brought to our attention. The terms of our engagement do not require us to identity such other agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness.

We have not been informed of any agreements governed by Article L. 225-86 of the French Commercial Code.

Neuilly-sur-Seine, La Défense, 9th May 2006

The Statutory Auditors

Mazars & Guérard

Jean-Luc Barlet

Guy Isimat-Mirin

Deloitte & Associés

Jean-Paul Picard

Henri Lejetté

Statutory Auditors' report prepared pursuant to the last paragraph of Article L. 225-235 of the French Commercial Code, on the report of the Chairman of the Supervisory Board of Altran Technologies on internal control procedures for the preparation and treatment of financial and accounting information

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended 31st December 2005

Shareholders,

In our capacity as Statutory Auditors of Altran Technologies, and in accordance with the provisions of Article L. 225-235 of the French Commercial Code, we report to you on the report prepared by the Chairman of the Supervisory Board of your Company in accordance with Article L. 225-68 of the French Commercial Code for the year ended 31st December 2005.

It is for the Chairman of the Supervisory Board to give an account in his report of the preparation and organisation behind both the work of the Supervisory Board and the internal control procedures set up within the Company.

Our responsibility consists of informing you of any observations regarding the information and assertions contained in the Chairman's Report on the internal control procedures concerning the preparation and treatment of accounting and financial information.

We have conducted our audit in accordance with professional standards applicable in France.

These standards require that we perform verifications in order to examine the fairness of the information contained in the Chairman's Report on internal control procedures concerning the preparation and treatment of accounting and financial information. These verifications include:

- examining the objectives and general organisation of internal control, as well as of internal oversight procedures concerning the preparation and treatment of accounting and financial information, as set out in the Chairman's Report,
- examining the work underlying the information contained in this report.

On the basis of these procedures, we have no matters to report in connection with information given on the Company's internal control procedures relating to the preparation and treatment of accounting and financial information, contained in the report of the Chairman of the Supervisory Board, drawn up in compliance with the provisions of the last paragraph of Article L. 225-68 of the French Commercial Code, which states in chapter II the measures undertaken to strengthen internal control procedures and accounting information systems of the Group and which notes that efforts must be continued in 2006.

Paris-la-Défense, Neuilly-sur-Seine, 9th May 2006

The Statutory Auditors

Mazars & Guérard		**Deloitte & Associés**	
Jean-Luc Barlet	Guy Isimat-Mirin	Jean-Paul Picard	Henri Lejetté

Statutory auditors' fees

Fees paid by the Altran Technologies Group to the Statutory Auditors and to members of their networks

Financial years covered: 31/12/2005 and 31/12/2004								
	Mazars & Guérard				Deloitte & Associés			
	Amount		%		Amount		%	
In euros	2004	2005	2004	2005	2004	2005	2004	2005
Audit								
- Statutory auditorship, certification, examination of the individual and consolidated accounts	na	2,328		95%	1,996	2,276	100%	93%
- Other assignments	na	122		5%	0	169	0%	7%
Sub-total	na	2,450		100%	1,996	2,445	100%	100%
Other services, where appropriate								
- Legal, tax, social				0%	0		0%	0%
- Information technology								
- Internal audit								
- Others (specify if >10 per cent of audit fees)								
Sub-total	na	0		0%	0		0%	0%
Total	na	2,450		100%	1,996	2,445	100%	100%

ALTRAN

Altran Technologies

Public Limited Company with capital of 57,221,107 euros

Head Office

58, boulevard Gouvion Saint-Cyr - 75017 Paris

702 012 956 RCS Paris

File n° 82-5164

EXHIBIT 2

ALTRAN TECHNOLOGIES

> TECHNOLOGY AND R&D CONSULTING
> ORGANISATION AND INFORMATION SYSTEM CONSULTING
> MANAGEMENT AND STRATEGY CONSULTING

2 ND QUARTER REVENUES AMOUNTED TO € 374.3 M

AUSTRIA
BELGIUM
BRAZIL
KOREA
FRANCE
GERMANY
GREAT-BRITAIN
IRELAND
ITALY
JAPAN
LUXEMBOURG
THE NETHERLANDS
PORTUGAL
SPAIN
SWEDEN
SWITZERLAND
USA

(in euro millions)	2nd quarter 2005	3rd quarter 2005	4th quarter 2005	2005	1st quarter 2006	2nd quarter 2006
Revenues excluding contribution from acquired or/and divested companies (a)	368,3	339,2	371,3	1 433,2	371,6	374,3
Contribution from companies acquired (b)						
Contribution of divested companies (c)	0,2	-	-	1,3	-	
Total sales (a) + (b) + (c)	368,5	339,2	371,3	1 434,5	371,6	374,3

The 2nd quarter revenues 2006 of the Altran group amounted to € 374.3 m, up by 1.6% with respect to the 2nd quarter 2005 (€ 368.6 m), and organic growth[1] stands at 1.5% despite a negative impact of 2 days compared to Q2 2005 and 3 days compared to Q1 2006. First semester revenues were up by 3.0% compared to the first semester 2005.

In France, where the Altran group made nearly 42% of its total revenues, revenues for the 2nd quarter 2006 stood at € 158.4 m. Business in France saw a decrease of - 8.4% compared to the same period last year (€ 172.9 m).

Outside France, sales represented 58% of the group's revenues, and stood at € 215.8 m, up by 10.4%. This compares to € 195.5 m in the 2nd quarter of 2005. Given the divesture made during 2005 organic growth was +10.5%.

The impact foreign exchange on revenues is negligible compared to the 2nd quarter of 2005.

The decrease of France revenues combined with a higher than expected wages increase at the group level and in the industry will not allow improvement of the group's recurring operating margin for the first semester 2006 as compared to the previous semester. Nevertheless, the recurring operating margin for the first semester 2006 will be higher than the 2005 full year margin level.

Total staff numbers for the group stood at 16 488 at the end of June 2006, up by 207 with respect to 31st March 2006.

[1] Definition of "like-for-like basis" is the total sales of the financial year minus the contribution of companies acquired or divested during the current and previous financial years.

NEXT PRESS RELEASE : 1st semester 2006 results due on Octobre 2nd, 2006.

FOR MORE INFORMATION : www.altran.net

EXHIBIT 3

ALTRAN

Q2 revenues 2006

3rd August 2006

Eric Albrand
CFO

1

Q2 revenues 2006

Staff

Appendix

Q2 revenues 2006

Executive summary

Q2 2006 revenues : €374.3m

Total growth Year on Year : + 1,6%

Total sequential growth : + 0,7%

Negative impact of the number of business days
(-3 days compared to Q1 2006 and -2 days compared to Q2 2005)

Good trend of international operations
Still a challenging situation in France

Q2 revenues 2006

revenues change by quarter

Total growth	Organic growth
+ 1,6%	+ 1,6%


+ 1,6%
341,
354,7
343,1
379,8
355,5
368,5
339,2
371,3
371,6
374,3
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
French GAAP
IFRS

Q2 revenues 2006

revenues change by quarter *(in €m)*

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006
France	173,9	172,9	154,2	166,0	667,0	167,5	158,5
Northern Europe	93,4	102,5	96,7	105,2	397,8	107,8	116,3
Southern Europe	60,7	66,4	58,6	67,6	253,3	66,2	69,3
Rest of the world	27,5	26,7	29,6	32,5	116,3	30,1	30,2
Total	**355,5**	**368,5**	**339,2**	**371,3**	**1434,4**	**371,6**	**374,3**

Q2 revenues 2006

ALTRAN

Q2 revenues 2006

revenues change by country *(in €m)*


Portugal (-1,0%)
4,7
4,6
Q2 2005
Q2 2006
UK (+ 27,7%)
21,2
27,1
Q2 2005
Q2 2006
Benelux (+ 6,1%)
30,6
32,5
Q2 2005
Q2 2006
Sweden (+ 15,6%)
7,8
9,0
Q2 2005
Q2 2006
Asia (+ 29,2%)
3,2
4,1
Q2 2005
Q2 2006
Germany (+ 18,8%)
30,5
36,3
Q2 2005
Q2 2006
USA (+ 17,2%)
18,9
22,2
Q2 2005
Q2 2006
Austria (- 25,1%)
2,0
1,5
Q2 2005
Q2 2006
Brazil & Venezuela (- 13,5%)
4,6
3,9
Q2 2005
Q2 2006
Spain (+ 0,3%)
27,6
27,5
Q2 2005
Q2 2006
France (- 8,4 %)
172,9
158,5
Q2 2005
Q2 2006
Switzerland (-4,3%)
10,4
9,9
Q2 2005
Q2 2006
Italy (+ 9,1%)
34,1
37,2
Q2 2005
Q2 2006

Q2 revenues 2006

France revenues change by quarter *(in €m)*




France
173,9
172,9
154,2
166,0
167,5
158,5
Q105
Q2 05
Q3 05
Q4 05
Q106
Q2 06

Q2 revenues 2006

North region revenues change by quarter *(in €m)*


Benelux
30,6
25,6
27,6
30,0
32,5
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Sweden
7,8
5,5
8,5
8,7
9,0
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Asia
3,2
3,4
4,3
5,5
4,1
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
United-Kingdom
21,2
23,2
25,2
26,7
27,1
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Germany
30,5
30,3
30,2
30,6
36,3
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Switzerland
10,4
10,1
10,3
10,1
9,9
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Austria
2,0
2,0
1,7
1,6
1,5
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06

ALTRAN

Q2 revenues 2006

South region revenues change by quarter *(in €m)*


Portugal
4,7 4,8 4,6 4,8 4,6
Q2 05 Q3 05 Q4 05 Q1 06 Q2 06
Italy
34,1 30,0 35,8 34,4 37,2
Q2 05 Q3 05 Q4 05 Q1 06 Q2 06
USA
18,9 20,2 21,4 20,2 22,2
Q2 05 Q3 05 Q4 05 Q1 06 Q2 06
Spain
27,6 23,8 27,2 27,0 27,5
Q2 05 Q3 05 Q4 05 Q1 06 Q2 06
Brazil & Venezuela
4,6 6,1 6,6 4,5 3,9
Q2 05 Q3 05 Q4 05 Q1 06 Q2 06

2

Q2 revenues 2006

Staff

Appendix

Q2 revenues 2006

Staff

Staff change



+ 207
16 429
16 571
16 446
16 378
16 282
16 129
16 152
16 281
16 488
June 04
Sept 04
Dec 04
March 05
June 05
Sept 05
Dec 05
March 06
June 06

Invoicing rate

The group has set up the review subsidiaries information concerning invoicing rate, carried out by the internal audit department, following the undertaking made at the time of the publication of the Results for 2004. The group also carried out additional due diligences.

According to these diligences, it appears that :

- the methodology set up to compute the invoicing rate was deemed satisfactory
- documentation of information non issued from an accounting information system was to be improved

It has been agreed with the audit committee to set up a work programme for the following quarters, aiming at improving on each of the above points, which will be systematically reviewed by the internal audit department.

It can be considered that the published rates reflect the reality of the group's economic environment, by their trend, but that they could still be subject to adjustment.

The invoicing rate analysis published can not be made without historical comparative data over several periods, non currently available.

Staff

Invoicing rate

Invoicing rate is computed out of all the resources internal and external used by the group

Invoicing rate is equal to the ratio between number of billed days and number of potential billable days excluding legal vacations

Lack of industry standards on the definition and Altran's business mix may make any comparison with other players difficult

	Q1 2005 average	Q2 2005 average	H1 2005 average	Q3 2005 average	Q4 2005 average	H2 2005 average	2005 average	Q1 2006 average	Q2 2006 average	H1 2006 average
Invoicing rate	83,0%	84,2%	83,6%	84,2%	85,0%	84,6%	84,1%	83,8%	84,6%	84,2%

CONCLUSION

ALTRAN

3

Q2 revenues 2006

Staff

Appendix

Q2 revenues 2006 change

Q2 revenues 2006 stood at **€374,3m** an increase **1,6 %** compared to Q2 2005 **(€368,5m)**

Organic growth is **1,6 %**

FX impact in Q2 2006 compared to Q2 2005 is **– 0,1%**

Group's revenues change

	Q2 2005 (in €m)	Q2 2006 (in €m)	Change (in%)
Revenues without contribution of acquired/divested companies (a)	368,2	374,3	+ 1,6
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	0,3	-	-
Total consolidated (a+b+c)	368,4	374,3	+ 1,6

France revenues change

	Q2 2005 *(in €m)*	Q2 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	172,9	158,5	(8,4)
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	-	-	-
Total consolidated (a+b+c+d)	172,9	158,5	(8,4)

Annexe

International revenues change

	Q2 2005 *(in €m)*	Q2 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	195,2	215,8	+ 10,5
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	0,3	-	-
Total consolidated (a+b+c)	**195,5**	**215,8**	**+ 10,4**

Sequential revenues change

Q2 revenues 2006 stood at **€374,3m** an increase of **0,7 %** compared to Q1 2006 **(€371,6m)**

Organic growth is **+ 0,7 %**

Negative FX impact of **0,3%** in Q2 2006 compared to Q1 2006

Appendix

Sequential group's revenues evolution

	Q1 2006 *(in €m)*	Q2 2006 (in €m)	Change *(in%)*
Revenues without contribution of acquired/divested companies	371,6	374,3	+ 0,7
Contribution of companies acquired (b)	-		-
Contribution of divested companies (c)	-		-
Total consolidated (a+b+c)	**371,6**	**374,3**	**+ 0,7**

France sequential revenues change

	Q1 2006 (in €m)	Q2 2006 (in €m)	Change (in%)
Revenues without contribution of acquired/divested companies	167,5	158,5	(5,4)
Contribution of companies acquired (b)	-		-
Contribution of divested companies (c)	-		-
Total consolidated (a+b+c)	167,5	158,5	(5,4)

Appendix

International sequential revenues change

	Q1 2006 *(in €m)*	Q2 2006 (in €m)	Change *(in%)*
Revenues without contribution of acquired/divested companies	201,7	215,8	+ 5,7
Contribution of companies acquired (b)	-		-
Contribution of divested companies (c)	-		-
Total consolidated (a+b+c)	201,7	215,8	+ 5,7

Appendix

Altran in the world

- Germany
- Austria
- Belgium
- Brazil
- China
- Korea
- Spain
- USA
- Ireland
- France



- Italy
- Japan
- Luxembourg
- Holland
- Portugal
- United-Kingdom
- Singapore
- Sweden
- Switzerland

Pour en savoir plus : www.altran.net

EXHIBIT 4

1st semester 2006 results: Current Operating margin at 6,55%

The revenues for the 1st semester 2006 are at €745.9m, up by 3.0% as compared to the 1st semester 2005 (€724.0m).

In €m	H1 2005 IFRS	H2 2005 IFRS	2005 IFRS	H1 2006 IFRS
Revenue	724.0	710.5	1 434.5	745.9
Current Operating	41.8	51.4	93.2	48.9
As % of sales	*5.8%*	*7.2%*	*6.5%*	*6.55%*
Non reccurring income / losses	10.6	(48.5)	(37.9)	(12.1)
Goodwill depreciation	(3.9)	(22.5)	(26.4)	(4.6)
Operating income	48.5	(19.6)	28.9	32.1
As % of sales	*6.7%*	*na*	*2.0%*	*4.3%*
Net cost of debt	(10.2)	(11.7)	(21.9)	(11.5)
Other financial income / losses	(1.5)	0.8	(0.7)	(0.8)
Income taxes	(19.1)	13.0	(6.1)	(11.8)
Net result of integrated companies	17.7	(17.5)	0.2	8.2
Minority interests	-	-	-	0,1
Group's net result	17.7	(17.5)	0.2	8.1

The current operating income stands at 6.55% for the first semester of 2006 compared to 5.8% for the first semester 2005. Buoyant international operations (+11.4% compared to the 1st semester 2005) compensated France revenue decline (-6.0% compared to 1st semester 2005). The acceleration of salary increase which, given the market, cannot be translated into price increase had a negative impact and did not allow margins to improve compared to those of the second semester 2005.

Additional restructuring costs of €11.6m negatively impacted the operating income while first semester 2005 operating income was inflated by non recurring gains of €10.6m.

The Group has recorded goodwill depreciations of €4.6 m for the companies showing a loss in value.

Net financial income (- €11.5m) is in line with Group debt.

Group net result stands at €8.1m for the first semester 2006.

Therefore, as of June 30th 2006, the Group net debt stood at €358.1 m following IFRS rules. Net debt increase is mainly due to the deterioration of the group's client receivables. The group improved financial ratios meet its commitments with its banks. The Net debt / Ebitda ratio is 2.75 standing below the 3.00 allowed threshold to be met as of December 2006. The gearing ratio (measured as net debt / equity), is at 0.93, which is below the 1.00 threshold.

Impact of the Group's plan to improve performance

The Group pursued its efforts to improve its margins and considers that the indirect cost reduction plan should generate a positive impact of €49m at least in 2006 and maintain its target to reach between €54 and €60m in 2007.

Prospects

The Group has decided to speed up the legal reorganisation of its French entities and should convene (subject to the consultation of the workers council) for the end of this year an extraordinary shareholders meeting to implement it.

The Group considers that such reengineering that it has decided to accelerate will eventually create value for its clients, employees and shareholders.

The situation resulting from the deteriorated margin in France during the first semester entails an acceleration of the on going transformations. The Group will further communicate on its outlook and on the first orientations taken by the new management board at the time of the announcement of the Q3 2006 revenue on October 31st 2006.

File n° 82-5164

EXHIBIT 5

ALTRAN

1st Half results 2006

2nd October 2006

Yves de Chaisemartin
Chairman of the management board

Eric Albrand
Management board member - CFO

Disclaimer

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, risks relating to : government regulation affecting our businesses; competition; our ability to manage rapid change in technology in the industries in which we compete; litigation risks, labor issues; unanticipated costs from disposals or restructuring) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward looking statements, whether as a result of new information, future events or otherwise

ALTRAN

1

1. Altran 2008

2. 1st Half 2006 results *

3. Appendix

All figures presented are under the IFRS accounting rules

1/3 Altran 2008

Executive summary

H1 2006 EBIT Margin : 6,55% vs 6,5% in 2005

H1 2006 revenues growth : 5,0%
Mixed performance : International +11,8% / France -6,0%

Indirect cost reduction plan on track

Appointment of a new chairman of the management board
Acceleration of the group's transformation needed to face market challenges

Altran 2008 plan

- Altran 2008 plan is confirmed

- More difficult market conditions in France implicates a faster transformation of group's operations to meet client expectations while benefiting from the reactive ness of the entrepreneurial business model

"Global Innovation Partner" for our customers	"Employer of reference" for talented engineers
Operational excellence: Among best in class in Growth and Margin	Unique Enterprise model : "from Patchwork to Network"

Organisation changes

"Global Innovation Partner" for our customers

Unique Enterprise model : "from Patchwork to Network"

A new business segmentation

A new organisation

- A three step operational process
- Legal structure adapted
- Better efficiency expected

Organization change : step 1 / geographical segmentation in France

- From January 1st 2006 : in France a geographical segmentation has been implemented between Paris and province

Before January 1st 2006


7 Paris companies
15 implantations in regions
6 regional companies

After January 1st 2006

End of the interference / competition between Paris and province

1/3 Altran 2008

Organization change : step 2 / Gather the IT services offering

- All IT companies active in IT services have been gather under an unique management per country
- One umbrella brand has been put in place
- 5400 consultants in Europe and €500m of sales per year

ALTRAN CIS
CONSULTING & INFORMATION SERVICES

Bank Finance Insurance	Industry & Services	Public sector

- Management of process organization & change
- Operational process optimization
- Business Intelligence performance
- Internal audit & risk management
- Knowledge management


United-Kingdom
Benelux
Sweden
Germany
Austria
France
Portugal
Spain
Switzerland
Italy

ALTRAN

1/3 Altran 2008

Organization change : step 1 & 2 / The Italian example



Structure closed
R&D Consulting
CEDATI Tech. già CEDATI
RSI Tech. (newco)
ISL
CEC
251 consultants
28 consultants
19 consultants
2 consultants
28 consultants
35 consultants
5 consultants
10 consultants
ASP
EKAR
171 consultants
O&I
235 consultants
150 consultants
48 consultants
ATRAN I.T.
ALTRAN CIS
CONSULTING & INFORMATION SERVICES
4 companies : 669 consultants
1 company : 967 consultants

Organization change : step 3 / R&D new organization

- This segmentation was announced on July 6th, 2006 and is effective for companies in the Paris region
- 4 vertical has been defined and are completed by a Group's offer direction which will :
  - Help vertical to invest to build offers
  - Be the bid desk for public tender & manage fix price project tenders
  - Integrate some specific companies having a transversal offer that could be replicated in verticals (ex : a simulation offer)

Telecoms, Electronics, Media (TEM)	Automotive, Infrastructure, Transport (AIT)	AeroSpace, Defense (ASD)	Energy, Industry, Life-Sciences (EILIS)	Direction of offers (France / Group)
• Telecoms, Media • Consumer goods • High-tech • Services	• Automotive • Transports • Logistic • BTP	• Aeronautics & space • Defense • Public sector • Trains	• Energy/Utilities • Life science & environment • Industrial goods • Healthcare & cosmetics	• Transversal Consulting • Offer building

Altran 2008

Organization change : step 3 / R&D new organization

- This vertical organization has been build to :
  - Gain critical mass in each vertical and appear as a major player
  - Respond to client need in each vertical with a powerful offer
  - Have a unique commercial interface by vertical



Clients
Aeronautics
space
Defense
Auto
BTP / Infra
Transport / Log
Telecoms
Electronics
Média
Energy
Chemical Ind
Healthcare
Network
Security, EHS
Radiofrequencies
Chemistry, material
Electronics
Thermodynamics
Mechanics
Chimie, material
Electronics
Thermodynamics
Mechanics
Radiofrequencies
Chemistry, material
Electronics
Chemistry, material
Thermodynamics
Mechanics
ASD
AIT
TEM
EIL

ALTRAN

1/3 Altran 2008

Adapt the legal organization


Spain
27
26
26
H1 2005
H2 2005
H1 2006
France
58
56
56
H1 2005
H2 2005
H1 2006
Germany
16
15
13
H1 2005
H2 2005
H1 2006
Italy
15
15
14
H1 2005
H2 2005
H1 2006
Switzerland
10
9
8
H1 2005
H2 2005
H1 2006
Benelux
22
21
21
H1 2005
H2 2005
H1 2006

French R&D legal reorganization

Today

Regions	Paris / IdF
11 companies	15 companies

AGM December 29th 2006

Mergers into 1 company
subject to the approval of the AGM and
legally effective as of January 1st 2006

Access bigger customers while increasing visibility and keeping local proximity

Amortize the development costs of new offers

Increase consultant fluidity within the group

Share, amortize & industrialize back office and indirect costs

1/3 Altran 2008

New logo

- Modernize group's image
- More coherence in all our communication tools
- A strong message «to symbolize » a new era

altran

New name applicable to all communication documents (web, paper…) by December 1st 2006 with all companies integrating Altran…..

altran CIS

altran AERONAUTICS SPACE & DEFENSE

"Employer of reference" for talented engineers

- Group's reorganization will help employees consider working for a larger group than before and offer career path opportunities which was not the case
- First signs of turnover improvements are coming in but it is too early to consider this as sufficient
- Group's target to recruit 5000 engineers this year is well on track
- Altran well ranked in companies preferred by engineers

LES TOPS / LES FLOPS

COMMERCIAUX

LES TOPS	places gagnées*	LES FLOPS	places perdues*
HSBC	31	Hewlett-Packard	23
JPMorgan Chase	15	France Télécom	14
Crédit agricole	12	British Airways	12
Morgan Stanley	11	Volkswagen	11
Société générale	11	Microsoft	10
Deloitte	10	BMW	9

INGÉNIEURS

LES TOPS	places gagnées*	LES FLOPS	places perdues*
Altran	13	Hewlett-Packard	15
STMicroelectronics	12	Intel	15
Alcatel	10	AMD	14
Valeo	10	Safran	9
Sanofi-Aventis	10	Nokia	9
EDF	8	Sony	7

* chez les étudiants français, entre le classement 2005 et le classement 2006.

ranking published in "l'Expansion" in sept. 06

[illegible]	[illegible]	[illegible]	[illegible]
1	EADS (France-Allemagne)	27,8	23,5
2	PSA Peugeot Citroën (France)	25,6	22,4
3	Renault (France)	25,5	22,2
4	Dassault (France)	23,2	19,8
5	Air France (France)	21,9	21,2
6	EDF (France)	15,8	11,7
7	Thales (France)	15,7	13,6
8	BMW (Allemagne)	13,5	14,8
9	L'Oréal (France)	12,3	11,7
10	France Télécom (France)	11,7	14,2
11	IBM (Etats-Unis)	11,3	19,2
11	Microsoft (Etats-Unis)	11,3	19,8
13	Porsche (Allemagne)	11,3	14,0
14	Boeing (Etats-Unis)	11,2	9,6
15	Sony (Japon)	11,0	12,4
16	Alcatel (France)	10,6	9,1
17	Apple (Etats-Unis)	10,1	9,7
18	Bouygues (France)	10,0	11,3
19	Alstom (France)	9,8	9,8
20	Danone (France)	9,7	9,2
21	Agence spatiale européenne (UE)	8,8	8,0
21	Michelin (France)	8,8	7,7
21	Siemens (Allemagne)	8,8	6,2
24	Cisco (Etats-Unis)	8,2	9,5
25	Valeo (France)	7,7	4,5
26	Total (France)	7,5	5,3
27	AMD (Etats-Unis)	7,4	12,0
27	Nokia (Finlande)	7,4	9,9
29	Safran (France)	7,3	9,7
30	Nestlé (Suisse)	7,2	n.c.
31	Philips (Pays-Bas)	7,0	7,9
32	Intel (Etats-Unis)	6,1	11,0
33	Air liquide (France)	5,8	4,5
33	Sun Microsystems (Etats-Unis)	5,8	5,6
35	Volkswagen (Allemagne)	5,3	7,0
36	STMicroelectronics (France-Italie)	5,2	2,8
37	Hewlett-Packard (Etats-Unis)	4,8	9,6
38	General Electric (Etats-Unis)	4,4	3,8
39	Capgemini (France)	4,3	5,2
39	Motorola (Etats-Unis)	4,3	4,5
41	Sanofi-Aventis (France)	4,0	3,5
42	Bombardier (Canada)	3,9	2,6
43	Ericsson (Suède)	3,7	2,0
44	Oracle (Etats-Unis)	3,5	3,9
45	Texas Instruments (Etats-Unis)	3,4	3,7
46	Altran (France)	3,3	1,5
47	Accenture (Etats-Unis)	3,2	2,4
47	Delphi (Etats-Unis)	3,2	2,9
49	Toyota (Japon)	3,1	3,3
50	DaimlerChrysler (Allemagne)	2,9	3,2

(*) Pourcentage d'étudiants français en écoles d'ingénieurs ayant cité cette entreprise parmi les cinq ... n.c. : non cotée

Indirect cost reduction plan

	Target	Realized			
		H2 2005 Impact	H1 2006 Impact	2006 FY impact	2007 FY impact
Staff	€25m to €30m	€10,0m	€29,9m	€42m	€44,4m
Real estate	€12m to €15m	€0,3m	€2,3m	€4,7m	€7,3m
Non Staff	€13m to €15m	€3,0m	€1,5m	€2,7m	€2,8m
Total	€50m to €60m	€13,3m	€33,7m	€49,4m	€54,5m

- Low range of the target reached (€54m)
- Additional savings are still tracked
- Cost associated should be around €65m (€53m booked in 2005 accounts and €12m in H1 2006 accounts)
- Additional cost are mainly due to assets write offs (€4m) and higher than schedule costs (€4m)...

Conclusion

Altran' goals are :

- Become an easy to work with company
- Increase its visibility for clients & people
- Continuously adapt the group to market changes

Given France operating margin decline in H1 2006 the group will accelerate the ongoing transformations

The group will further communicate on its outlook and first orientations taken by the new management board on October 31st 2006 (Q3 revenues publication)

ALTRAN

2

1. Altran 2008
2. 1st Half 2006 Results *
3. Appendix

* *All figures presented are under the IFRS accounting rules*

Revenue change *(in €m)*


374,5
348,4
377,1
346,9
390,3
320,2
420,0
325,9
+ 11,4%
- 6,0%
H2 2004
H1 2005
H2 2005
H1 2006
International
France

Revenue change France / international *(in €m)*


France
173,9
172,9
154,2
166,0
167,5
158,5
Q105
Q2 05
Q3 05
Q4 05
Q106
Q2 06

Stabilization of France between Q1 and Q2 2006 after correction of seasonal effects (working days)

Acceleration of the growth rhythm of international operations quarter after quarter


International operations
181,6
195,5
184,9
205,3
204,1
215,8
Q105
Q2 05
Q3 05
Q4 05
Q106

2/3 1st Half 2006 results

Staff change


16 429
16 571
16 446
16 378
16 282
16 129
16 152
16 281
16 488
+ 129
+ 207
June 04
Sept 04
Dec 04
March 05
June 05
Sept 05
Dec 05
March 06
June 06

2/3 1st Half 2006 results

P&L *(in €m)*

In €m	H1 2005	H2 2005	2005	H1 2006
	IFRS	IFRS	IFRS	IFRS
Revenue	724,0	710,5	1434,5	745,9
Current Operating Income	41,8	51,4	93,2	48,9
As % of sales	*5,8%*	*7,2%*	*6,5%*	*6,55%*
Non recurring income / losses	10,6	(48,5)	(37,9)	(12,1)
Goodwill depreciation	(3,9)	(22,5)	(26,4)	(4,6)
Operating income	48,5	(19,6)	28,9	32,1
As % of sales	*6,7%*	na	*2,0%*	*4,3%*
Net cost of debt	(10,2)	(11,7)	(21,9)	(11,5)
Other financial income / losses	(1,5)	0,8	(0,7)	(0,8)
Income taxes	(19,1)	13,0	(6,1)	(11,8)
Net result of integrated companies	17,7	(17,5)	0,2	8,2
Minority interests	-	-		0,1
Group's net result	17,7	(17,5)	0,2	8,1

2/3 1st Half 2006 results

Information by geographical area

- Altran has chosen the geographical split as it segment 1 according to IFRS

	Revenues (in €m)				Current operating income (in €m)				Current operating margin (in %)			
	H1 05	H2 05	2005	H1 06	H1 05	H2 05	2005	H1 06	H1 05	H2 05	2005	H1 06
France*	354,2	329,9	684,1	334,6	16,6	17,8	34,4	7,9	4,7%	5,4%	5,0%	2,4%
Northern region	204,3	209,5	413,8	232,1	15,0	20,6	35,6	27,1	7,3%	9,8%	8,6%	11,7%
Southern region	137,9	141,2	279,1	146,0	8,4	10,3	18,7	12,3	6,1%	7,3%	6,7%	8,4%
Rest of the world	45,8	49,9	95,7	53,7	1,8	2,7	4,5	1,7	3,9%	5,4%	4,7%	3,2%
Eliminations	(18,2)	(20,0)	(38,2)	(20,5)	0	0	0	0	0	0	0	0
Total	724,0	710,5	1434,5	745,9	41,8	51,4	93,2	49,0	5,8%	7,2%	6,5%	6,6%

** Holdings costs are estimated at around €19m as of June 30th 2006 and correspond to non allocated charges supported by the group parent company included in France's consolidation*

1st half 2006 France's current operating margin would have been 8,0% without these corporate holding costs

2/3 1st Half 2006 results

P&L *(in m€)*

	H1 2005	H2 2005	2005	H1 2006
	IFRS	IFRS	IFRS	IFRS
Revenue	724,0	710,5	1 434,5	745,9
Other operating income	2,1	1,3	3,4	0,8
Total operating income	726,1	711,8	1 437,9	746,7
Purchases & outside services*	(167,0)	(164,6)	(331,6)	(170,4)
Total staff cost	(506,2)	(485,3)	(991,5)	(514,9)
Of which employee profit sharing	(4,5)	(3,2)	(7,7)	(3,0)
Of which Stock options	(1,7)	(2,4)	(4,1)	(2,9)
Taxes	(6,0)	(6,4)	(12,4)	(6,4)
Allowance to amortization & provisions	(5,1)	(4,1)	(9,2)	(6,2)
Current operating income	41,8	51,4	93,2	48,9
As % of sales	5,8%	7,2%	6,5%	6,55%
Non recurring Income/losses	10,5	(48,4)	(37,9)	(12,1)
Goodwill depreciation	(3,9)	(22,5)	(26,4)	(4,6)
Operating Income	48,4	(19,3)	28,9	32,1

** Cost of €1.4m related to the employee shareholding plan have been included in purchases & outside services in accordance with IFRS accounting rules*

Operating expenses analysis

	H1 2005 IFRS		H2 2005 IFRS		2005 IFRS		H1 2006 IFRS	
	in €m	in sales %	in €m	in sales %	in €m	in sales %	in €m	in sales %
Subcontracting	46,4	6,4%	49,6	7,0%	96,0	6,7%	48,0	6,4%
Purchase & outside services	18,7	2,6%	19,6	2,8%	38,3	2,7%	18,6	2,5%
Rent & lease	30,6	4,2%	30,5	4,3%	61,1	4,3%	29,0	3,9%
Travel expenses	31,6	4,4%	31,6	4,4%	63,2	4,4%	34,7	4,6%
Advertising & fees	25,2	3,5%	20,3	2,9%	45,5	3,2%	25,6	3,4%
Product purchase	6,8	0,9%	6,7	0,9%	13,5	0,9%	6,9	0,9%
Training	4,2	0,6%	2,9	0,4%	7,1	0,5%	4,0	0,5%
Other operational expenses	3,5	0,5%	3,4	0,5%	6,9	0,5%	3,6	0,5%
Total purchase & outside services	167,0	23,1%	164,6	23,2%	331,6	23,1%	170,4	22,8%

Non performing subsidiaries *(current operating income in €m)*


H1 2003
H2 2003
H1 2004
H2 2004
H1 2005
H2 2005
H1 2006
13,5
10,9
(24,4)
14,1
16,1
(30,2)
(5,7)
11,6
(17,3)
(3,8)
(8,2)
(12,0)
(4,4)
(8,3)
(12,7)
(4,0)
(7,4)
(11,4)
(3,2)
(4,5)
(7,7)
Total operational loss excl. 10 worst performers
of which 10 worst performers

Non-recurring operational income / losses

- Non operational income of €(12,1)m is mainly due to the restructuring program launched in H2 2005 :

In €m	H1 2005	H2 2005	2005	H1 2006	Notes
Gross proceed of subsidiaries sold	+ 4,5	(3,3)	+ 1,2	-	
Capital gain / loss on subsidiaries sold	(5,8)	+ 2,3	(3,5)	(0,5)	
Net proceed of subsidiaries sold	(1,3)	(1,0)	(2,3)	(0,5)	
Capital gains on asset sales	+10,9	+ 0,2	+ 11,1	-	
Provision reversal regarding a fiscal litigation	+0,5	+2,4	+ 2,9	-	
Net Restructuring cost		(52,7)	(52,7)	(11,6)	Restructuring cost includes €17,8m of charges and €6,2m of provisions reversal
Others	+ 0,5	+ 2,4	+ 2,9	-	
Total of non-recurring operational income / losses	10,6	(48,5)	(37,9)	(12,1)	

Goodwill amortization

- Under IFRS Periodic linear amortization has been suppressed
- Impairment tests on goodwills led to €4,6m of write offs on 3 subsidiaries, 1 has been fully written off in H1 2006
- Write offs covers companies having a total pre-write off goodwill of €7,3m
- Goodwills have been valued through a DCF approach in the impairment test (IAS 36)
- Group's total goodwill stands at 494,9m€

En m€	31.12.2004	H1 2005	H2 2005	31.12.2005	H1 2006
Goodwill before depreciation	63,1	19,4	80,3	99,7	7,3
Periodic goodwill depreciation	na	na	na	na	na
Exceptional goodwill depreciation	25,6	3,9	22,6	26,5	4,6
Total	25,6	3,9	22,6	26,5	4,6
Number of companies	18	6	10	16	3

2/3 1st Half 2006 results

Net cost of debt

In €m	H1 2005 IFRS	H2 2005 IFRS	31.12.2005 IFRS	H1 2006 IFRS
Income from cash & cash equivalent	**0,7**	**1,6**	**2,2**	**0,7**
CB accrued interest	(7,6)	(7,6)	(15,2)	(7,8)
Of which IFRS split accounting impact	*(3,3)*	*(3,3)*	*(6,6)*	*(3,5)*
Accrued interests on other financing operations	(3,3)	(5,7)	(9,0)	(4,4)
Gross financial cost of debt	**(10,9)**	**(13,3)**	**(24,2)**	**(12,2)**
Net cost of debt	**(10,2)**	**(11,7)**	**(21,9)**	**(11,5)**

Fiscal deficits

- A fiscal integration is in place in most of the major countries
- Fiscal optimization could be a source of important saving

In €m	H1 2005	H2 2005	31.12.2005	H1 2006
Tax paid (P&L)	(16,1)	3,5	(12,6)	(13,3)
Tax rate before deferred taxes impact	39,5%	na	38,3%	54,6%
Deferred taxes charges	(3,0)	9,4	6,4	(1,6)
Total	(19,1)	12,9	(6,2)	(11,8)
Fiscal deficit to be activated	242,8		263,2	285,2
Fiscal deficit activated	103,9		128,3	143,4
Fiscal deficit non activated	138,9		134,9	141,8
			Potential tax saving	46,9

Factoring & cash centralization


Factoring facilities available
191,1
145,4
191,1
129,0
191,1
141,1
234,2
113,5
31.12.2004
30.06.2005
31.12.2005
30.06.2006
Factoring facilities signed
Factoring facilities drawn

Cash Centralization

- Continuous improvement still needed
- Group is not far from the optimal level with the current organization
- Subsidiaries mergers should enable the group to reduce the portion of frozen cash

Factoring

- Factoring will remain a flexible source for group financing
- One banking partner for all France operations vs 4 before
- An international factoring program including Benelux, Germany and Spain
- Total factoring cost will be reduced as of October 2006


Cash centralized
Cash in subsidiaries
68,8
52,7
June 30th, 2006

DSO

2006 target	Reduce DSO
Realized H1 2006	Negative impact of €44,7m

DSO change in H1 2006


88 days
434,0
3,5
41,2
96 days
478,7
Client receivables 31.12.2005
Sales growth impact
DSO impact
Client receivables 30.06.2006

DSO change in H1 2005


84 days
416,3
(12,1)
20,2
87 days
424,4
Client receivables 31.12.2004
Sales growth impact
DSO impact
Client receivables 30.06.2005

DSO change in 2005


84 days
416,3
(8,9)
20,2
88 days
434,0
Client receivables 31.12.2004
Sales growth impact
DSO impact
Client receivables 31.12.2005

Simplified cash flow statement *(in €m)*

	31.12.2004	H1 2005	H2 2005	31.12.2005	30.06.2006
	IFRS restated	IFRS	IFRS	IFRS	IFRS
Beginning Net financial debt	(345,4)	(314,0)	(312,5)	(314,0)	(301,5)
Current operating margin	59,2	41,8	51,4	93,2	48,9
Other cash impacts	66,7	9,7	(3,4)	6,3	(7,2)
Cash flow	125,9	51,5	48,0	99,5	41,7
Change in NWCR	(3,1)	(15,0)	(14,3)	(29,3)	(52,5)
Tax paid	(53,1)	8,9	(6,3)	2,6	11,4
Interest Paid & other financial charges	(36,1)	(22,9)	(3,8)	(26,7)	(12,9)
Net cash flow generated by operations	33,7	22,5	23,6	46,1	(12,3)
Initial payment & complements	-	-	-	-	-
Earn-outs	(17,6)	(12,7)	(10,0)	(22,7)	(28,7)
Capex	(15,5)	(6,9)	(6,6)	(13,5)	(11,3)
Others	3,3	(0,9)	1,5	0,6	(0,2)
Net cash flow related to investments	(29,7)	(20,5)	(15,1)	(35,6)	(40,1)
Net cash flow before financing transactions	3,9	2,0	8,5	10,5	(52,4)
FX impact & others	(4,6)	(0,5)	2,5	2,0	30,6
Off which proceeds from the employees shareholding plan					*25,1*
IFRS Impact	32,1	-	-	-	-
Closing Net financial debt	(314,0)	(312,5)	(301,5)	(301,5)	(323,3)

Net debt as of June 30th 2006

	31.12.2005 French GAAP retreated	31.12.2005 IFRS	30.06.2006 French GAAP retreated	30.06.2006 IFRS
2005 CB	0	0		
2009 CB	230,0	197,9	230,0	197,9
Mid-term bank loan	75,7	75,7	79,0	79,0
Short term bank loan	191,0	191,0	168,0	168,0
Of which factoring	*141,1*	*141,1*	*113,5*	*113,5*
Total financial debt	496,7	464,6	477,0	444,9
Cash	163,1	163,1	121,6	121,6
Net financial debt	333,7	301,5	355,5	323,3
Employee profit sharing	14,9	14,9	15,7	15,7
Accrued interest on CBs	10,9	20,5	6,1	19,1
Net debt	359,4	336,9	377,2	358,1

Financial ratios	31.12.2004	31.12.2005	30.06.2006
Net financial debt / EBITDA	x 4,2	x 2,79	x 2,75
Gearing	x 1,1	x 1,02	x 0,93

- Financial covenants are contractually computed once a year as of December 31st
- Covenants are computed on French GAAP equivalent
- Shareholder's equity under French GAAP equivalent is €382,1m

Covenant to be respected on 31.12.2006	
Net financial debt/EBITDA	3,0<
Gearing	1,0<

Conclusion

3

1. Altran 2008
2. 1st half 2006 results *
3. **Appendix**

** All figures presented are under the IFRS accounting rules*

3/3 Appendix

Balance sheet – Assets *(in €k)*

	31.12.2004	30.06.2005	31.12.2005	30.06.2006		
	IFRS restated	IFRS	IFRS	Gross	Amort & Prov	Net
Non-Current Assets	676 868	648 081	665 072	1 037 848	(373 849)	663 999
Goodwill of a business	479 043	484 185	500 090	707 271	(212 342)	494 929
Other intangible fixed assets	40 965	40 300	39 881	62 699	(22 168)	40 531
Tangible fixed assets	44 824	44 789	38 454	122 004	(85 083)	36 921
Land	533	533	533	533	-	533
Buildings	10 680	10 880	10 241	16 849	(7 090)	9 759
Other tangible assets	33 611	33 376	27 680	104 622	(77 993)	26 629
Financial fixed assets	26 197	27 078	25 143	30 561	(3 271)	27 290
Deferred tax assets	80 542	50 204	58 468	108 336	(46 969)	61 367
Other non-current assets	5 289	1 525	3 036	6 977	(4 016)	2 961
Current assets	883 041	673 560	674 578	688 541	(18 667)	669 874
Inventories & In progress	2 431	2 539	1 998	2 462	(73)	2 389
Clients & account receivables	416 309	424 408	433 978	494 252	(15 515)	478 737
Other receivables	65 264	81 938	74 938	69 558	(2 892)	66 666
Current Financial assets	1 359	1 175	552	685	(178)	507
Cash equivalents	327 332	90 367	61 069	41 608	(9)	41 599
Cash	70 346	73 133	102 043	79 976	-	79 976
Total assets	1 559 909	1 321 641	1 339 650	1 726 389	(392 516)	1 333 873

3/3 Appendix

Balance sheet – Liabilities *(in €k)*

	31.12.2004	30.06.2005	31.12.2005	30.06.2006
	IFRS restated	IFRS	IFRS	IFRS
Shareholder's equity	319 717	364 220	347 548	380 999
Non-current liabilities	327 081	380 765	345 376	354 544
Convertible bonds (>1 year)	230 000	204 242	207 515	210 933
Loans & borrowing from financial institutions	21 292	105 973	72 293	74 859
Other non-current financial liabilities	17 184	18 271	17 251	17 724
Non-current financial liabilities	**268 476**	**328 486**	**297 059**	**303 516**
Provisions for risks & charges	13 272	15 981	14 121	13 776
Long term staff benefits	38 986	25 219	23 374	25 685
Deferred taxes	5 741	9 179	8 265	8792
Other long term liabilities	606	1 900	2 557	2 775
Other non current liabilities	**58 605**	**52 279**	**48 317**	**51 028**
Current liabilities	913 111	576 656	646 726	598 330
Account payables	57 839	55 192	53 258	64 824
Taxes payables	104 446	117 364	99 144	99 679
Current staff benefit	148 771	168 824	170 176	173 937
Other current debt	28 023	23 056	30 806	31 539
Current creditors	**339 079**	**364 436**	**353 384**	**369 979**
Short term provision for risk & charges	**44 827**	**24 616**	**49 905**	**39 535**
Short term debt on fixed assets	**20 652**	**10 227**	**40 440**	**12 612**
Other current liabilities	**508 553**	**177 377**	**202 997**	**176 204**
Total shareholder's equity & liabilities	1 559 909	1 321 641	1 339 650	1 333 873

3/3 Appendix

Cash flow statement *(in €k)*

	31/12/2004	H1/2005	H2/2005	31/12/2005	30/06/2006
	IFRS restated	IFRS	IFRS	IFRS	IFRS
Beginning cash position	**228 645**	**397 678**	**163 500**	**397 678**	**163 112**
Operating income	70 241	48 438	(19 614)	28 824	32 118
Goodwill depreciation	25 581	3 919	22 544	26 463	4 622
Net operating depreciations and amortizations	12 768	(10 218)	39 115	28 897	1 629
Stock options charges	2 478	1 691	2 168	3 859	2 949
Capital gains / losses	(1 964)	1 476	3 056	4 532	975
Other operating income / charges	16 851	6 200	692	6 892	(554)
Cash flow	**125 955**	**51 506**	**47 961**	**99 467**	**41 739**
Change in NWCR	(3 063)	(14 966)	(14 296)	(29 262)	(52 553)
Tax paid & change in tax liabilities & assets	(53 068)	8 870	(6 263)	2 607	11 431
Interest paid & other financial charges	(36 149)	(22 888)	(3 782)	(26 670)	(12 936)
Net cash flow generated by operations	**33 675**	**22 522**	**23 621**	**46 143**	**(12 319)**
Initial payment & complements	-	-	-	-	-
Earn-outs	(17 551)	(12 733)	(9 992)	(22 725)	(28 668)
Capex	(15 511)	(6 952)	(6 519)	(13 472)	(11 259)
Others	3 328	(796)	1 343	547	(202)
Net cash flow related to investments	**(29 734)**	**(20 481)**	**(15 168)**	**(35 649)**	**(40 129)**
Dividends	-	-	-	-	-
Financing drawn / Capital raised	234 844	105 535	(40 541)	64 994	489 998
Financing facilities reimbursed	(98 493)	(339 923)	(2 656)	(342 579)	(441 066)
Other financing transactions	28 854	530	31 212	31 742	(37 418)
Net cash flow generated by financing transactions	**165 205**	**(233 858)**	**(11 985)**	**(245 843)**	**11 514**
Change in cash position	169 033	(234 178)	(388)	(234 566)	(41 537)
Closing cash position*	397 678	163 500	163 112	163 112	12[illegible] 575
*FX Impact	(113)	(2 361)	3 144	783	(225)

3/3 Appendix

Profit & loss account *(in €k)*

	31.12.2004	H1 2005	H2 2005	31.12.2005	30.06.2006
	IFRS restated	IFRS	IFRS	IFRS	IFRS
Revenue	1 395 633	724 003	710 470	1 434 473	745 889
Other operating income	5 375	2 052	1 405	3 457	813
Total operating income	**1 401 008**	**726 055**	**711 875**	**1 437 930**	**746 702**
Purchases & outside services	(321 186)	(166 954)	(164 616)	(331 570)	(170 438)
Wages, social charges & benefits	(994 326)	(506 173)	(485 296)	(991 469)	(514 866)
Of which employee profit sharing	*(8 190)*	*(4 473)*	*(3 250)*	*(7 723)*	*(3 059)*
Of which stock options	*(2 478)*	*(1 691)*	*(2 448)*	*(4 139)*	*(2 949)*
Taxes	(14 504)	(6 012)	(6 413)	(12 425)	(6 375)
Allowance to amortization & provisions	(11 744)	(5 115)	(4 101)	(9 216)	(6 171)
Current operating income	**59 248**	**41 801**	**51 449**	**93 250**	**48 852**
Non recurring Income / Losses	36 602	10 556	(48 519)	(37 963)	(12 112)
Goodwill depreciation	(25 581)	(3 919)	(22 544)	(26 463)	(4 622)
Operating Income	**70 269**	**48 438**	**(19 614)**	**28 824**	**32 118**
Net cost of debt	(17 122)	(10 224)	(11 736)	(21 960)	(11 488)
Other financial income / losses	(6 373)	(1 371)	887	(484)	(944)
Corporate income taxes	(29 508)	(19 134)	12 968	(6 166)	(11 793)
Net result of integrated companies	**17 266**	**17 709**	**(17 495)**	**214**	**8 153**
Minorities	(360)	14	3	17	(25)
Group's net result	**16 906**	**17 723**	**(17 492)**	**231**	**8 128**

ALTRAN

3/3 Appendix

IFRS impact on group's margins

	1st semester 2005		2nd semester 2005		2005		1st semester 2006	
	IFRS	French GAAP	IFRS	French GAAP	IFRS	French GAAP	IFRS	French GAAP
Operating Income	48,5	48,5	(19,7)	(19,7)	28,9	28,9	32,1	32,1
Non recurring Income / Losses	(10,6)	(10,6)	48,5	48,5	37,9	37,9	12,1	12,1
stock options	o	1,7	o	2,4	o	4,1	o	2,9
Goodwill depreciation	3,9	3,9	22,5	22,5	26,4	26,4	4,6	4,6
Current operating income *As a % of sales*	41,8 *5,8%*	43,5 *6,0%*	51,3 *7,2%*	53,7 *7,6%*	93,2 *6,5%*	97,3 *6,8%*	48,9 *6,55%*	51,7 *6,9%*
Depreciation & amortization excl. goodwill	5,1	5,1	4,1	4,1	9,2	9,2	6,2	6,2
EBITDA *(after employee profit sharing)*	46,9	48,6	55,4	59,3	102,4	106,5	55,1	57,9
Employee Profit Sharing	4,5	4,5	3,2	3,2	7,7	7,7	3,1	3,1
EBITDA *(before employee profit sharing)*	51,4	53,1*	58,7	61,1*	110,1	114,2*	58,2	61,0

**** Financial covenant are computed on French GAAP equivalent***

Net debt as of June 30th 2006

- IFRS transition translates into a reduction of net financial debt
- IFRS impact is due to the split accounting method applied on the 2009 CB which implies :
  - A debt reduction of €32,2m compensated by an equivalent increase of shareholder's equity
  - A €13,0m increase of accrued interest on the CB

in €m	French GAAP	IFRS Impact	IFRS
Net financial debt as of December 31st, 2005	333,7		
Net cash flow before financing activities	21,8		
Net financial debt as of June 30th, 2006	355,5	(32,2)	323,3
Employee profit sharing	15,7	o	15,7
Accrued interest	6,1	13,0	19,1
Net debt as of June 30th 2006	377,2	(19,2)	358,1

Mid term credit lines amortization table

	Dec. 04	Jun. 05	Dec. 05	Jun. 06	Dec. 06	Jun. 07	Dec. 07	Jun. 08	Dec. 08	Jun. 09	Dec. 09
CADIF fixed rate	20 631	18 592	16 493	14 334	12 112	9 826	7 473	5 053	2 562	-	-
Cadif variable rate	50 000	45 000	40 000	35 000	30 000	25 000	20 000	15 000	10 000	5 000	-
Total CADIF	70 631	63 592	56 493	49 334	42 112	34 826	27 473	20 053	12 562	5 000	-
BNP Paribas variable rate	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	-
SG Variable rate	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	-
Total	150 631	135 592	120 493	105 334	90 112	74 826	59 473	44 053	28 562	13 000	0

Assumptions used to build up the forecasts 2006-2008 as of 31st December 2005

- We use three levels of net profit increase every year in our scenario based on internal forecasts :
  - 5% growth
  - 10% growth
  - 15% growth

- Number of companies under earn-out decrease compared to 2005 due to the exit of 7 companies from the earn-out program

Earn-out to be paid if net income grows by 5% every year (in €m), as of December 2005

Total cumulative profit of companies under EO between 2006 and 2008 : €42,4m

Total cumulative EO to be paid between 2007 and 2009 : €15,6m


27,5
20
11,0
15,0
10
4,6
0
2006
2007
2008
Net result hypothesis of companies under Earn-Out
Earn-out hypothesis to be paid in n+1
Number of companies under Earn-out

Earn-out to be paid if net income grows by 10% every year (in €m), as of December 2005


27,5
20
11,0
15,7
10
5,9
0
2006
2007
2008
Net result hypothesis of companies under Earn-Out
Earn-out hypothesis to be paid in n+1
Number of companies under Earn-out

Total cumulative profit of companies under EO between 2006 and 2008 : €43,2m

Total cumulative EO to be paid between 2007 and 2009 : €16,9m

3/3 Appendix

Earn-out to be paid if net income grows by 15% every year (in €m), as of December 2005

Total cumulative profit of companies under EO between 2006 and 2008 : €43,9m

Total cumulative EO to be paid between 2007 and 2009 : €18,3m



27,5
20
11,0
16,4
10
7,3
0
2006
2007
2008
Net result hypothesis of companies under Earn-Out
Earn-out hypothesis to be paid in n+1
Number of companies under Earn-out

Earn-out : assumptions *(in €m)*

- Earn out assumptions presented are based on an increase every year of net profits of companies from 2006 onwards
- Earn-out to be paid regarding year n profits will be cash out in year n+1
- Example : €4,6 to be paid in 2008 if net results between 2006 and 2007 grow by 5%

		Earn-out to be paid		
CAGR assumption of net profit	Total	2006e	2007e	2008
15%	15,6	11,0	4,6	0,0
Total net profit over the period	42,5			
10%	16,9	11,0	5,9	0,0
Total net profit over the period	43,2			
5%	18,3	11,0	7,3	0,0
Total net profit over the period	43,9			

3/3 Appendix

Revenue split by business lines

2005


9%
13%
47%
31%

□ Technology and R&D consulting

□ Organization and Information system consulting

Management & strategy consulting

Miscellaneous

H1 2006


7%
14%
49%
30%

3/3 Appendix

ALTRAN in the world



- Germany
- Austria
- Belgium
- Brazil
- China
- Korea
- Spain,
- USA
- Ireland
- France
- Italy
- Japan
- Luxembourg
- Holland
- Portugal
- United-Kingdom
- Singapore
- Sweden
- Switzerland

ALTRAN

www.altran.net

File n° 82-5164

EXHIBIT 6

altran

PRESS
RELEASE

31 / 10 / 2006

3rd Quarter revenues amounted to € 355.1 m

The 3rd quarter revenues 2006 of the Altran group amounted to € 355.1 m, up by 4.7% with respect to the 3rd quarter 2005 (€ 339.2 m), and organic growth ([1]) stands at 4.8% despite a negative impact of 1 days compared to Q3 2005.

In France, where the Altran group made nearly 42% of its total revenues, revenues for the 3rd quarter 2006 stood at € 154.2 m. Business in France saw a decrease of – 3.1% compared to the same period last year. Given the divesture of one company during the quarter organic growth stands at – 2.9%

Outside France, sales represented 58% of the group's revenues, and stood at € 205.7 m, up by 11.2%. This compares to € 185.0 m in the 3rd quarter of 2005.

Foreign exchange had a negative impact of 0.3% on revenues to the 3rd quarter of 2005.

(in €m)	1st quarter 2005	2nd quarter 2005	3rd quarter 2005	4th quarter 2005	2005	1st quarter 2006	3rd quarter 2006
Sales excluding contribution from acquired or/and divested companies (a)	367,6	338,7	370,7	1 430,5	371,2	373,8	354,9
Contribution from companies acquired (b)							
Contribution of divested companies (c)	0,9	0,5	0,6	4,0	0,4	0,5	0,2
Total sales (a) + (b) + (c)	368,5	339,2	371,3	1 434,5	371,6	374,3	355,1

Total staff numbers for the group stood at 16 716 at the end of September 2006, up by 228 with respect to 30th June 2006.

[1] *Definition of "like-for-like basis" is the total sales of the financial year minus the contribution of companies acquired or divested during the current and previous financial years*

The Management Board accelerated the group's transformation process. First decision taken concerned :

- The mergers of the 26 French companies (in Paris and in regions) active in the field of R&D by the end of 2006, subject to the consultation of employees representatives ;
- The definition of an additional indirect cost reduction target representing 3% of revenues to be reached within 24 months beyond the current plan;
- The rapid deployment of the Altran Brand in and outside France.

Next Press Release: 4th quarter revenues 2006 due on February 9th, 2006

www.altran.com

File n° 82-5164

EXHIBIT 7

altran

Q3 revenues 2006

Yves de Chaisemartin

CEO

Eric Albrand

CFO

Member of the Management Board

31st October 2006



altran

Content

1 – Q3 revenues 2006

2 - Staff

3 - Conclusion

4 - Appendix

altran

Q3 revenues

Executive summary

altran

Q3 2006 revenues : €355,1m

Total growth Year on Year : + 4,7%

Good trend of international operations
Stabilization of French operations

altran

Executive summary

Staff is growing for the 3rd quarter in a row reflecting increased hiring and improving trend in the attrition rate

Invoicing rate in Q3 is down mainly impacted by French operations

The reorganisation of Paris R&D activities implemented this summer should bring additional fluidity in the management of resources and help to capture more growth

Salary inflation will continue to weigh on margin in H2 2006 as previously disclosed

Revenues change by quarter

altran

Total growth	Organic growth
+ 4,7%	+ 4,8%



354,
343,1
379,8
355,5
368,5
339,2
371,3
371,6
374,3
355,1
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
French GAAP
IFRS

altran

Year on Year total growth change by quarter

	Q1 2006/ Q1 2005			Q2 2006/ Q2 2005			Q3 2006/ Q3 2005		
	Change	WD* correction	Change restated	Change	WD* correction	Change restated	Change	WD* correction	Change restated
France	- 3,7%	- 3,2%	- 6,9%	- 8,4%	+ 4,7%	- 3,7%	- 3,1%	+1,6%	- 1,4%
International	+ 12,4%	- 3,6%	+ 8,9%	+ 10,4%	+ 2,2%	+ 12,6%	+ 11,2%	+ 1,3%	+ 12,5%
Group	+ 4,5%	- 3,3%	+ 1,2%	+ 1,6%	+ 3,4%	+ 5,0%	+ 4,7%	+ 1,4%	+ 6,1%

* *WD stands for Working Days*

Revenues change by country *(in €m)*



Portugal (- 0,8%)
4,8 4,8
Q3 2005 Q3 2006
UK (+30,0%)
23,2 30,1
Q3 2005 Q3 2006
Benelux (+ 22,0%)
25,6 31,2
Q3 2005 Q3 2006
Sweden (+ 10,1%)
5,5 6,1
Q3 2005 Q3 2006
Asia (- 2,9%)
3,4 3,3
Q3 2005 Q3 2006
Germany (+ 15,7%)
30,3 35,0
Q3 2005 Q3 2006
USA (+ 10,8%)
20,2 22,4
Q3 2005 Q3 2006
Austria (- 19,8%)
2,0 1,6
Q3 2005 Q3 2006
Brazil & Venezuela (- 20,0%)
6,1 4,9
Q3 2005 Q3 2006
Spain (+ 1,7 %)
23,8 24,2
Q3 2005 Q3 2006
France (- 3,1 %)
154,2 149,4
Q3 2005 Q3 2006
Switzerland (- 4,1%)
10,1 9,7
Q3 2005 Q3 2006
Italy (+ 8,0%)
30,0 32,4
Q3 2005 Q3 2006

France revenues change by quarter *(in €m)*





France
172,9
154,2
166,0
167,5
158,5
149,4
Q2 05
Q3 05
Q4 05
Q106
Q2 06
Q3 06

North region revenues change by quarter *(in €m)*



Benelux
25,6 27,6 30,0 32,5 31,2
Q3 05 Q4 05 Q1 06 Q2 06 Q3 06
Sweden
5.5 8.5 8.7 9.0 6,1
Q3 05 Q4 05 Q1 06 Q2 06 Q3 06
Asia
3,4 4,3 5,5 4,1 3,3
Q3 05 Q4 05 Q1 06 Q2 06 Q3 06
United-Kingdom
23,2 25,2 27,2 27,5 30,1
Q3 05 Q4 05 Q1 06 Q2 06 Q3 06
Germany
30,3 30,2 30,6 36,3 35,0
Q3 05 Q4 05 Q1 06 Q2 06 Q3 06
Switzerland
10,1 10,3 10,1 9,9 9,7
Q3 05 Q4 05 Q1 06 Q2 06 Q3 06
Austria
2,0 1,7 1,6 1,5 1,6
Q3 05 Q4 05 Q1 06 Q2 06 Q3 06

South region revenues change by quarter *(in €m)*


Portugal
4,8
4,6
4,8
4,6
4,8
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Italy
30,0
35,8
34,4
37,2
32,4
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
USA
20,2
21,4
20,2
22,2
22,4
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Spain
23,8
27,2
27,0
27,5
24,2
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Brazil & Venezuela
6,1
6,6
4,5
3,9
4,9
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06

altran

Staff



Staff change



16 571
16 446
16 378
16 282
16 129
16 152
16 281
16 488
16 716
+ 129
+ 207
Sept 04
Dec 04
March 05
June 05
Sept 05
Dec 05
March 06
June 06
Sept 06

Invoicing rate

□ The group has set up the review subsidiaries information concerning invoicing rate, carried out by the internal audit department, following the undertaking made at the time of the publication of the Results for 2004. The group also carried out additional due diligences.

□ According to these diligences, it appears that :

- the methodology set up to compute the invoicing rate was deemed satisfactory
- documentation of information non issued from an accounting information system was to be improved

□It can be considered that the published rates reflect the reality of the group's economic environment, by their trend, but that they could still be subject to adjustment.

□ The invoicing rate analysis published can not be made without historical comparative data over several periods, non currently available.

Invoicing rate

altran

- ☐ Invoicing rate is computed out of all the resources internal and external used by the group
- ☐ Invoicing rate is equal to the ratio between number of billed days and number of potential billable days excluding legal vacations
- ☐ Lack of industry standards on the definition and Altran's business mix may make any comparison with other players difficult

	H1 2005 average	Q3 2005 average	Q4 2005 average	H2 2005 average	2005 average	Q1 2006 average	Q2 2006 average	H1 2006 average	Q3 2006 average
Invoicing rate	83,6%	84,2%	85,0%	84,6%	84,1%	83,8%	84,6%	84,2%	83,7%

Conclusion



Accelerate group's transformation

Group's transformation must be accelerated

Reorganization acceleration

- Merger of the 26 French R&D entities
- The AGM will be held to merge all French companies on December 29th 2006*

Brand coverage acceleration

- We build a unique group's brand
- Local proximity with clients is key
- Brand's Global deployment in 2007

Cost reduction acceleration

- June 2005 plan is delivered
- New target above this plan is to reduce indirect cost by 3% of revenues
- Timeframe is 2 years

* *Subject to the consultation of employee representatives*

Appendix

altran

Q3 revenues 2006 change

- ☐ Q3 revenues 2006 stood at **€355,1m** an increase **4,7 %** compared to Q3 2005 **(€339,2m)**
- ☐ Organic growth is **+ 4,8 %**
- ☐ FX impact in Q3 2006 compared to Q3 2005 is **- 0,3%**

Group's revenues change

altran

	Q3 2005 *(in €m)*	Q3 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	338,7	354,9	+ 4,8
Contribution of acquired companies (b)	-	-	-
Contribution of divested companies (c)	0,5	0,2	-
Total consolidated (a+b+c)	339,2	355,1	+ 4,7

altran

France revenues change

	Q3 2005 *(in €m)*	Q3 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	153,7	149,2	(2,9)
Contribution of acquired companies (b)	-	-	-
Contribution of divested companies (c)	0,5	0,2	-
Total consolidated (a+b+c)	154,2	149,4	(3,1)

International revenues change

	Q3 2005 *(in €m)*	Q3 2006 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	185,0	205,7	+ 11,2
Contribution of acquired companies (b)	-	-	-
Contribution of divested companies (c)	-	-	-
Total consolidated (a+b+c)	185,0	205,7	+ 11,2

altran

Sequential revenues change

- Q3 revenues 2006 stood at **€355,1m** a decrease of **5,1 %** compared to Q2 2006 (€374,3m)
- Organic growth is - **5,1%**
- No FX impact in Q3 2006 compared to Q2 2006

Sequential group's revenues change

	Q2 2006 (in €m)	Q3 2006 (in €m)	Change *(in%)*
Revenues without contribution of acquired/divested companies	373,8	354,9	(5,1)
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	0,5	0,2	-
Total consolidated (a+b+c)	374,3	355,1	(5,1)

altran

France sequential revenues change

	Q2 2006 (in €m)	Q3 2006 (in €m)	Change *(in%)*
Revenues without contribution of acquired/divested companies	157,9	149,2	(5,5)
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)	0,5	0,2	-
Total consolidated (a+b+c)	158,5	149,4	(5,7)

altran

International sequential revenues change

	Q2 2006 (in €m)	Q3 2006 (in €m)	Change *(in%)*
Revenues without contribution of acquired/divested companies	215,8	205,6	(4,7)
Contribution of companies acquired (b)	-	-	-
Contribution of divested companies (c)			-
Total consolidated (a+b+c)	215,8	205,6	(4,7)

altran

Revenues change by quarter *(in €m)*

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006
France	173,9	172,9	154,2	166,0	667,0	167,5	158,5	149,4
Northern Europe	93,4	102,5	96,7	105,2	397,8	107,8	116,3	113,8
Southern Europe	60,7	66,4	58,6	67,6	253,3	66,2	69,3	61,4
Rest of the world	27,5	26,7	29,6	32,5	116,3	30,1	30,2	30,5
Total	355,5	368,5	339,2	371,3	1434,4	371,6	374,3	355,1

altran

www.altran.com